As filed with the Securities and Exchange Commission on May 16, 2012

Registration No. 333-180615

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BLOOMIN’ BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	20-8023465
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2202 North West Shore Boulevard, Suite 500 Tampa, Florida 33607 (813) 282-1225 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph J. Kadow

Executive Vice President and Chief Legal Officer

Bloomin’ Brands, Inc.

2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607

(813) 282-1225

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John M. Gherlein Janet A. Spreen Baker & Hostetler LLP PNC Center 1900 East 9th Street Cleveland, Ohio 44114 Telephone: (216) 621-0200 Facsimile: (216) 696-0740	Keith F. Higgins Marko S. Zatylny Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600 Telephone: (617) 951-7000 Facsimile: (617) 951-7050

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $.01 par value per share	$345,000,000	$39,537

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act.
(2)	Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(3)	$34,380 of this amount was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 16, 2012

P R O S P E C T U S

Shares

Common Stock

This is Bloomin’ Brands, Inc.’s initial public offering. We are selling         shares of our common stock and the selling stockholders identified in this prospectus are selling          shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $         and $        per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on              the Nasdaq Global Select Market under the symbol “BLMN.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from the selling stockholders at the public offering price, on the same terms and conditions as set forth above, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	J.P. Morgan

Deutsche Bank Securities		Goldman, Sachs & Co.

Co-Lead Manager

Jefferies

Co-Managers

William Blair	Raymond James	Wells Fargo Securities	The Williams Capital Group, L.P.

The date of this prospectus is             , 2012.

Bloomin' Brands, Inc.™

Fleming's
Fleming's

BONEFISH GRILL

CARRABBA'S
CARRABBA'S

Roy's
HAWAIIAN FUSION CUISINE

OUTBACK
STEAKHOUSE

innovation

Bonefish Grill

Outback Steakhouse

Roy's

dedication

fresh

quality

Every meal we serve tells our story.

passion

Outback International

Carrabba's Italian Grill

pride

Fleming's Prime Steakhouse

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

i

MARKET AND OTHER INDUSTRY DATA

In this prospectus, we rely on and refer to information regarding the restaurant industry, sectors within the restaurant industry, such as full-service restaurants, and categories within the full-service sector that are generally defined by price point (e.g., casual or fine dining) and menu type (e.g., steak or Italian), based on information published by industry research firms Technomic, Inc., The NPD Group, Inc. (which prepares and disseminates Consumer Reported Eating Share Trends (“CREST®”) data), Euromonitor International and Knapp-Track, or compiled from market research reports, analyst reports and other publicly available information. Delineations of our competitors by price or menu categories may vary by data source.

Unless otherwise indicated in this prospectus:

•

market data relating to (i) the U.S. market positions of Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill or Fleming’s Prime Steakhouse and Wine Bar and (ii) the size of the U.S. full-service restaurant sector’s markets in the menu categories of steak, Italian and seafood was taken from Technomic, Inc.’s 2012 Top 500 Chain Restaurant Report and is based on 2011 calendar year sales;

•

market data relating to the U.S. full-service restaurant sector’s casual dining category was published as CREST® data and is based on sales for the 12 months ended November 30, 2011, as reported by The NPD Group, Inc. as of January 5, 2012;

•

market data relating to a foreign country’s full-service restaurant sector or the market position of Outback Steakhouse restaurants in a particular foreign market was published by, or was derived by us from, Euromonitor International, and such data is as of December 31, 2010, which is the most recent available data; and

•

market data relating to traffic growth of U.S. full-service restaurants tracked by Knapp-Track™ was derived by us from Malcolm M. Knapp, Inc.’s Knapp-Track reports dated December 2011. Knapp-Track Casual Dining is a monthly sales and guest count tracking service for the full-service restaurant sector in the United States that tracks a competitive set of participants by aggregating 10,400 full-service casual restaurants with over $32.1 billion in total sales. Knapp-Track High End is a similar tracking service that tracks a competitive set of U.S. participants by aggregating approximately 287 full-service high end restaurants with an estimated $1.5 billion in total sales.

All other industry and market data included in this prospectus are from internal analyses based upon publicly available data or other proprietary research and analysis. We believe this information to be true and accurate; however, this information cannot always be verified with complete certainty because of the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent permissible under applicable law, our rights to our copyrights, trademarks, service marks and trade names. All brand names or other trademarks appearing in this prospectus are the property of their respective owners, and their use or display should not be construed to imply a relationship with, or an endorsement or a sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “company,” “Bloomin’ Brands,” “we,” “us” and “our” refer to Bloomin’ Brands, Inc. and its consolidated subsidiaries.

Our Company

We are one of the largest casual dining restaurant companies in the world, with a portfolio of leading, differentiated restaurant concepts. We own and operate 1,247 restaurants and have 195 restaurants operating under franchise or joint venture arrangements across 49 states and 21 countries and territories internationally. We have five founder-inspired concepts: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s. Outback Steakhouse holds the #1 U.S. market position in the steak category, and Carrabba’s and Bonefish Grill each holds the #2 U.S. market position in its respective full-service restaurant category (Italian and seafood). Fleming’s is the fourth largest fine dining steakhouse brand in the U.S. The full-service restaurant sector is highly fragmented, and even the largest companies have a relatively small market share.

In 2010, we launched a new strategic plan and operating model, strengthened our management team and adapted practices from the consumer products and retail industries to complement our restaurant acumen and enhance our brand management, analytics and innovation. This new model keeps the customer at the center of our decision-making and focuses on continuous innovation and productivity to drive sustainable sales and profit growth. We have made these changes while preserving our entrepreneurial culture at the operating level. Our restaurant managing partners are a key element of this culture, each of whom shares in the cash flows of his or her restaurant after making a required initial cash investment.

We believe our new strategic plan and operating model have driven our recent market share gains and improved margins while providing a solid foundation for continuing sales and profit growth. For the three months ended March 31, 2012 and the year ended December 31, 2011, we had $1.1 billion and $3.8 billion of revenue, $50.0 million and $100.0 million of net income and $140.3 million and $361.5 million of Adjusted EBITDA, respectively. In the U.S., each of our four core concepts generated positive comparable restaurant sales over the last eight consecutive quarters, and in 2011 and 2010, our combined comparable restaurant sales at our core concepts grew 4.9% and 2.7%, respectively. Additionally, over the last two years, Outback Steakhouse, Carrabba’s, Bonefish Grill and Fleming’s have significantly outperformed their applicable Knapp-Track index on traffic growth by 8.5%, 11.2%, 20.2% and 16.5%, respectively. Over the three years ended December 31, 2011, our net income increased from a net loss of $64.5 million to net income of $100.0 million, and Adjusted EBITDA increased from $319.9 million to $361.5 million. Our Adjusted EBITDA margin grew from 8.9% to 9.4% over the same period and was 13.3% for the three months ended March 31, 2012.

Our concepts seek to provide a compelling customer experience combining great food, highly attentive service and lively and contemporary ambience at attractive prices. We believe each of our concepts maintains a unique, founder-inspired brand identity and entrepreneurial culture, while leveraging our scale and enhanced operating model. Below is an overview of our four core concepts:

A casual dining steakhouse featuring high quality, freshly prepared food, attentive service and Australian décor. As of March 31, 2012, we owned and operated 669 restaurants and franchised 106 restaurants across 49 states, and we owned and operated 111 restaurants, franchised 47 restaurants and operated 34 restaurants through a joint venture across 21 countries and territories internationally. The average check per person at our domestic Outback Steakhouse restaurants was approximately $20 in 2011.

An authentic Italian casual dining restaurant featuring high quality handcrafted dishes, an exhibition kitchen and a welcoming atmosphere. As of March 31, 2012, we owned and operated 230 restaurants and had one franchised restaurant across 32 states. The average check per person at Carrabba’s was approximately $21 in 2011.

An upscale casual seafood restaurant featuring market fresh grilled fish, high-end yet approachable service and a lively bar. Bonefish Grill’s bar provides an energetic setting for drinks, dining and socializing with a bar menu featuring a large selection of specialty cocktails, wine and beer. As of March 31, 2012, we owned and operated 151 restaurants and franchised seven restaurants across 28 states. The average check per person at Bonefish Grill was approximately $23 in 2011.

An upscale, contemporary prime steakhouse for food and wine lovers seeking a stylish and lively dining experience. Fleming’s features a large selection of wines, including 100 quality wines available by the glass. As of March 31, 2012, we owned and operated 64 restaurants across 28 states. The average check per person at Fleming’s was approximately $68 in 2011.

We also hold a 50% interest in a joint venture that owns and operates 22 Roy’s restaurants. Roy’s provides an upscale dining experience featuring Pacific Rim cuisine.

Recent Evolution of Our Business

In November 2009, we hired Elizabeth A. Smith as Chief Executive Officer. Ms. Smith brought close to 20 years of consumer products experience, including five years as a senior executive at Avon Products, Inc. and 14 years at Kraft Foods Inc. Under Ms. Smith’s leadership, we launched our new strategic plan and operating model. The key initiatives we implemented as part of this plan and model, many of which are ongoing, are summarized below:

•	Enhanced Our Brand / Concept Competitiveness. Based on consumer research, we have undertaken the following initiatives to enhance our brand relevance and competitiveness:

•

Evolved our menus by supplementing our classic items with a greater variety of lighter dishes and lower priced items and enhanced bar and happy hour offerings to broaden appeal, improve our value perception and increase traffic.

•	Shifted our marketing strategy away from principally using brand awareness messages to traffic-generating messages focused on quality, value and limited-time offers.

•	Initiated a remodel program focused on Outback Steakhouse and Carrabba’s to refresh the restaurant base.

•	Refocused our service to improve execution on aspects of the dining experience that matter most to our customers as indicated through ongoing customer surveys.

•

Strengthened Management Team and Organizational Capabilities. We added senior executives with experience from leading consumer products and retail companies and added resources in key functional support areas to build an organization that maintains deep restaurant industry expertise at the operating level, coupled with a functional corporate support team that drives innovation, productivity and scale efficiencies.

•

Accelerated Innovation. We believe we have strengthened our innovation capability by increasing our resources focused on a collaborative process to develop, test and roll out new menu, service and marketing initiatives, allowing us to introduce these initiatives faster than we have in the past.

•

Improved Analytics and Information Flow. In order to provide our management team with improved visibility regarding consumer trends and a better basis for making product, pricing and marketing decisions, we instituted an enterprise-wide, analytical approach that relies on consumer research and feedback, product testing and data analysis.

•

Increased Productivity and Generated Significant Cost Savings. From 2008 through 2011, we implemented a number of productivity and cost management initiatives. We estimate that these initiatives allowed us to save over $200 million in the aggregate, while improving our customer ratings on quality and service, although we faced rising commodity prices.

•	Invested in Information Technology Infrastructure. In 2010, we launched a multi-year upgrade of our technology infrastructure to support our analytical focus and growth opportunities.

Competitive Strengths

We believe the following competitive strengths, when combined with our strategic plan and operating model, provide a platform to deliver sustainable sales and profit growth:

Strong Market Position With Highly Recognizable Brands. We have market leadership positions in each of our core concepts domestically, as well as in our core international markets. Based on 2011 sales in the U.S., Outback Steakhouse ranked #1 in the full-service steak restaurant category, Carrabba’s ranked #2 in the full-service Italian restaurant category, Bonefish Grill ranked #2 in the full-service seafood restaurant category and Fleming’s is the fourth largest fine dining steakhouse brand. In 2010 Outback Steakhouse ranked #1 in market share in Brazil among full-service restaurants and in South Korea among western full-service restaurant concepts. We believe our market leadership positions and scale will allow us to continue to gain market share in the fragmented restaurant industry.

Compelling Customer Experience. We believe we offer a compelling customer experience with superior value by providing great food, highly attentive service and lively and contemporary ambience at attractive prices. We believe our customer experience and value perception, based on the following elements, drive strong customer loyalty:

•

Great Food. We deliver consistently executed, freshly prepared meals using high quality ingredients. Our customers have validated our food quality at several of our concepts through recent recognition in Zagat’s surveys.

•

Highly Attentive Service. We offer customers prompt, friendly and efficient service, keep wait staff-to-table ratios high and staff each restaurant with managing partners to ensure consistent and attentive customer service.

•

Lively and Contemporary Ambience. We believe each of our restaurant concepts offers a distinct, energetic atmosphere. We are committed to maintaining a contemporary look and feel at each of our concepts that is consistent with its individual brand positioning.

•

Attractive Prices. Since 2009, to broaden appeal and increase traffic, we have increased the number of lower priced menu items and limited-time offers of menu specials in order to offer price points that we believe deliver superior value to customers without sacrificing profit margin.

Diversified Portfolio With Global Presence. Our diversified portfolio of distinct concepts and global presence provide us with a broad growth platform to capture additional market share domestically and internationally. We are diversified by concept, category and geography as follows:

•

By Concept and Category. We believe our concepts are differentiated relative to each other by category and to their respective key competitors. Our core concepts target three separate, large and highly fragmented menu categories of the full-service restaurant sector: steak, Italian and seafood. Outback Steakhouse, Carrabba’s and Bonefish Grill target the casual dining price category, and Fleming’s targets the fine dining category.

•

By Geography. The system-wide sales of our international Outback Steakhouse restaurants represented 15% of our total system-wide sales for 2011. Our restaurants are located across 49 states and 21 countries and territories around the world, and a majority of our international restaurants are company-owned or operated through a joint venture.

Business Model Focused on Continuous Innovation and Productivity. Our business model keeps the customer at the center of our decision-making and focuses on innovation and productivity to drive sustainable sales and profit growth.

•

Innovation. We have established an enterprise-wide innovation process to enhance every dimension of the customer experience. Cross-functional innovation teams collaborate to manage a pipeline of new menu, service and marketing ideas.

•

Productivity. Without compromising the customer experience, we continuously explore opportunities to increase productivity and reduce costs. Our cost-savings allow us to reinvest in innovation initiatives, offset commodity inflation and increase margins. We have a dedicated team that coordinates all productivity initiatives and actively manages a pipeline of ideas from testing through implementation.

Experienced Executive and Field Management Teams. Our management team is led by our Chairman and Chief Executive Officer, Elizabeth A. Smith. Since she joined us in November 2009, we have further enhanced our senior leadership team by adding executives from consumer and retail companies with experience in brand management, innovation and analytics. This complements our field operating and management teams, who have deep experience operating our restaurants and in the restaurant industry. Our core concept presidents have been with us for an average of 20 years and have an average of 30 years of industry experience.

Our Growth Strategy

We believe there are significant opportunities to continue to drive sustainable sales and profit growth through the following three strategies:

Grow Comparable Restaurant Sales. Building on the strong momentum of the business, we believe we have the following opportunities to continue to grow comparable restaurant sales:

•	Remodel Our Restaurants. In the near term, we are focused on continuing our remodel program at Outback Steakhouse and applying this knowledge as we implement a similar program to update our

Carrabba’s restaurants. For Outback Steakhouse, we plan to complete 160 remodels in 2012 and a cumulative total of approximately 450 remodels by the end of 2013.

•

Continue to Improve Promotional Marketing to Drive Traffic. We plan to continue to improve our limited-time offers and multimedia marketing campaigns. By promoting continuously evolving menu items at attractive prices, we seek to drive traffic and maintain brand relevance without sacrificing margins.

•

Expand Share of Occasions and Increase Frequency. We believe we have a strong market share of weekend dinner occasions and a significant opportunity to grow our share of other dining occasions across all concepts. In 2012, we are planning to roll out Saturday lunch at most of our Outback Steakhouse locations. We are also evaluating the selective expansion of weekday lunch in markets where demographics support doing so.

•

Continue Innovating New Menu Items and Categories. Our research and development, or R&D, team will seek to continue to introduce innovative menu items that we believe match evolving consumer preferences and broaden appeal.

Pursue New Domestic and International Development With Strong Unit Level Economics. We believe that a substantial development opportunity remains for our concepts in the U.S. and internationally. We expect to open 30 company-owned and five joint venture units in 2012 and increase the pace of development thereafter.

•

Pursue Domestic Development Focused on Bonefish Grill and Carrabba’s. We believe we have the potential to double the Bonefish Grill concept over the next five to seven years. Bonefish Grill unit growth will be our top domestic development priority in 2012, with 20 or more new restaurants planned. We also see significant opportunities to expand Carrabba’s. We are developing an updated restaurant design for Carrabba’s, and we plan to test this model in ten to 15 units over the next two years. Based on the results of this test, we plan to accelerate new unit development.

•

Accelerate International Growth Focused on Outback Steakhouse. We believe we are well-positioned to expand internationally beyond our 192 restaurants located across 21 countries and territories. In 2011, the system-wide sales of our international Outback Steakhouse restaurants represented 15% of our total system-wide sales. We believe the international business represents a significant growth opportunity. In 2012, we plan to open six or more company-owned or joint venture units in existing markets. We will approach growth in a disciplined manner, focusing on existing markets such as South Korea, Brazil and Hong Kong, while expanding in strategically selected emerging and high growth developed markets. We are focusing our new market growth in China, Mexico and South America.

Drive Margin Improvement. We believe that we have the opportunity to increase our margins through continued productivity and increased fixed-cost leverage as we grow comparable restaurant sales. We have developed a multi-year productivity plan that focuses on high value initiatives across four categories: labor, food cost, supply chain and restaurant facilities. This strategy is expected to yield productivity and cost savings of approximately $50 million in 2012 and additional savings in future years. Our actual savings will depend on various economic factors, including commodity and labor costs, and other circumstances that impact our supply chain.

Risk Factors

We continue to have a significant amount of debt (approximately $1.8 billion as of March 31, 2012) and have pledged substantially all of our assets under certain of our loan arrangements. We believe that our leverage, as well as competition in our industry and economic conditions that impact customer spending and our costs, are among the challenges we face in continuing to implement our strategic plan.

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include the following, among others:

•	we face significant competition for customers, real estate and employees that could affect our profit margins;

•	general economic factors and changes in consumer preference may adversely affect our performance;

•

our plans depend on initiatives designed to increase sales, reduce costs and improve the efficiency and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely;

•	damage to our reputation or infringement of our intellectual property could harm our business; and

•	our substantial leverage could adversely affect our ability to raise additional capital to fund our operations.

Our History

Our predecessor, OSI Restaurant Partners, Inc., was incorporated in August 1987, and we opened our first Outback Steakhouse restaurant in 1988. We became a Delaware corporation in 1991 as part of a corporate reorganization completed in connection with our predecessor’s initial public offering.

Bloomin’ Brands, Inc., formerly known as Kangaroo Holdings, Inc., was incorporated in Delaware in October 2006 by an investor group comprised of funds advised by Bain Capital Partners, LLC, Catterton Management Company, LLC, and Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon, who we collectively refer to as our Founders, and members of our management. On June 14, 2007, we acquired OSI Restaurant Partners, Inc. by means of a merger and related transactions, referred to in this prospectus as the Merger. At the time of the Merger, OSI Restaurant Partners, Inc. was converted into a Delaware limited liability company named OSI Restaurant Partners, LLC, or OSI. In connection with the Merger, we implemented a new ownership and financing arrangement for our owned restaurant properties, pursuant to which Private Restaurant Properties, LLC, or PRP, our indirect wholly-owned subsidiary, acquired 343 restaurant properties then owned by OSI and leased them back to subsidiaries of OSI. In March 2012, we refinanced the commercial mortgage-backed securities loan that we entered into in 2007 in connection with the Merger with a new $500.0 million commercial mortgage-backed loan. See Note 20 of our Notes to Consolidated Financial Statements for the year ended December 31, 2011. Following the refinancing, OSI remains our primary operating entity and New Private Restaurant Properties, LLC, another indirect wholly-owned subsidiary of ours, continues to lease 261 of our owned restaurant properties to OSI subsidiaries.

Our Sponsors

Upon completion of this offering, Bain Capital, LLC and Catterton Management Company, LLC, which we refer to as our Sponsors, will continue to hold a controlling interest in us and will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. Certain of our directors are affiliated with our Sponsors, which could result in conflicts of interest arising from the fiduciary duties owed to these various entities, business opportunities that may arise and the time and attention needed to fulfill these commitments. See “Risk Factors—Risks Related to this Offering and Our Common Stock.”

Bain Capital Partners, LLC

Bain Capital, LLC, whose affiliates include Bain Capital Partners, LLC, or Bain Capital, is a global private investment firm that manages several pools of capital including private equity, venture capital, public equity, credit products and absolute return investments with approximately $60 billion in assets under management. Headquartered in Boston, Bain Capital has offices in New York, Palo Alto, Chicago, London, Munich, Hong Kong, Shanghai, Tokyo, and Mumbai.

Catterton Management Company, LLC

Catterton Management Company, LLC, or Catterton, is a leading private equity firm with a focus on providing equity capital in support of small to middle-market consumer companies. Presently, Catterton is actively managing more than $2.5 billion of equity capital focused on all sectors of the consumer industry.

Company Information

Our principal executive offices are located at 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607, and our telephone number at that address is (813) 282-1225.

The Offering

Common stock offered by us	shares

Common stock offered by the	shares

selling stockholders

Common stock to be outstanding	shares

immediately after completion of this offering

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $ million, based on an assumed offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering, together with cash on hand, to retire all of our outstanding 10% notes due 2015, or Senior Notes. There were approximately $248.1 million in aggregate principal amount of Senior Notes outstanding as of March 31, 2012. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds,” “Description of Indebtedness” and “Principal and Selling Stockholders.”

Dividend policy	We do not currently pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Principal stockholders	Upon completion of this offering, investment funds affiliated with our Sponsors will beneficially own a controlling interest in us. As a result, we currently intend to avail ourselves of the controlled company exemption under the corporate governance rules of the Nasdaq Stock Market. See “Management—Board Structure and Committee Composition.”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market symbol	“BLMN”

The number of shares of our common stock to be outstanding after this offering excludes (1) outstanding options to purchase 11,794,250 shares of our common stock at a weighted average exercise price of $7.53 per share, of which options to purchase 5,657,289 shares were exercisable as of May 15, 2012, and (2) an additional 3,000,000 shares of our common stock issuable pursuant to future awards under our 2012 Incentive Award Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2009 have been derived from our historical unaudited consolidated financial statements for that year, which are not included in this prospectus. The summary consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 have been derived from the unaudited interim consolidated financial statements included in this prospectus. The summary consolidated balance sheet data as of March 31, 2011 have been derived from our historical unaudited interim consolidated financial statements that are not included in this prospectus. The total number of system-wide restaurants in the following table is unaudited for all periods presented. Historical results are not necessarily indicative of the results to be expected for future periods.

This summary consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Statements” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
				(unaudited)	(unaudited)
	($ in thousands, except per share amounts)
Statements of Operations Data:
Revenues
Restaurant sales	$3,803,252	$3,594,681	$3,573,760	$1,045,466	$993,109
Other revenues	38,012	33,606	27,896	10,160	8,740

Total revenues	3,841,264	3,628,287	3,601,656	1,055,626	1,001,849

Costs and expenses
Cost of sales	1,226,098	1,152,028	1,184,074	335,859	317,764
Labor and other related	1,094,117	1,034,393	1,024,063	293,501	282,807
Other restaurant operating	890,004	864,183	849,696	218,965	214,157
Depreciation and amortization	153,689	156,267	186,074	38,860	38,288
General and administrative (1)	291,124	252,793	252,298	76,002	61,578
Recovery of note receivable from affiliated entity (2)	(33,150)	—	—	—	—
Loss on contingent debt guarantee	—	—	24,500	—	—
Goodwill impairment	—	—	58,149	—	—
Provision for impaired assets and restaurant closings (3)	14,039	5,204	134,285	4,435	208
Income from operations of unconsolidated affiliates	(8,109)	(5,492)	(2,196)	(2,404)	(3,646)

Total costs and expenses	3,627,812	3,459,376	3,710,943	965,218	911,156

Income (loss) from operations	213,452	168,911	(109,287)	90,408	90,693
Gain (loss) on extinguishment of debt (4)	—	—	158,061	(2,851)	—
Other income (expense), net	830	2,993	(199)	54	(303)
Interest expense, net	(83,387)	(91,428)	(115,880)	(20,974)	(21,193)

Income (loss) before provision (benefit) for income taxes	130,895	80,476	(67,305)	66,637	69,197
Provision (benefit) for income taxes	21,716	21,300	(2,462)	12,805	11,082

Net income (loss)	109,179	59,176	(64,843)	53,832	58,115
Less: net income (loss) attributable to noncontrolling interests	9,174	6,208	(380)	3,833	3,223

Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	$52,968	$(64,463)	$49,999	$54,892

Basic net income (loss) attributable to Bloomin’ Brands, Inc. per share	$0.94	$0.50	$(0.62)	$0.47	$0.52
Diluted net income (loss) attributable to Bloomin’ Brands, Inc. per share	$0.94	$0.50	$(0.62)	$0.47	$0.52
Weighted average shares outstanding
Basic	106,224	105,968	104,442	106,332	106,093
Diluted	106,689	105,968	104,442	107,058	106,526

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012		2011
				(unaudited)		(unaudited)
	($ in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$322,450	$275,154	$195,537		$2,096	$41,644
Investing activities	(113,142)	(71,721)	(39,171)		155,820	(18,927)
Financing activities	(89,300)	(167,315)	(137,397)		(306,404)	(23,025)

Other Financial and Operating Data:
Number of system-wide restaurants at end of period	1,443	1,439	1,477		1,442	1,438
Comparable domestic restaurant sales (5)	4.9%	2.7%	(8.6)%		5.2%	5.4%
Capital expenditures	$120,906	$60,476	$57,528		$34,019	$20,480
Adjusted EBITDA (6)	361,478	338,898	319,925		140,269	129,943
Adjusted EBITDA margin (6)	9.4%	9.3%	8.9%		13.3%	13.0%

Balance Sheet Data (at period end; December 31, 2009 and March 31, 2012 and 2011 are unaudited):
Cash and cash equivalents	$482,084	$365,536	$330,957		$335,059	$366,742
Net working capital (deficit) (7)(8)	(248,145)	(120,135)	(187,648)		(29,981)	(53,017)
Total assets	3,353,936	3,243,411	3,340,708		3,037,222	3,221,765
Total debt, net (4)(8)	2,109,290	2,171,524	2,302,233		1,825,153	2,169,086
Total shareholders’ equity (deficit)	40,297	(55,911)	(116,625)		95,124	1,827

Pro Forma Balance Sheet Data (9):
Cash and cash equivalents				$
Net working capital (deficit)				$
Total assets				$
Total debt				$
Total shareholders’ equity				$

(1)	Includes management fees and out-of-pocket and other reimbursable expenses paid to a management company owned by our Sponsors and Founders of $9.4 million, $11.6 million and $10.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, and $2.3 million for each of the three months ended March 31, 2012 and 2011 under a management agreement that will terminate upon the completion of this offering. In connection with such termination, we will pay an $8.0 million termination fee to the management company within 60 days of completion of the offering, but no later than December 31, 2012, plus the pro-rated periodic fee. See “Related Party Transactions—Arrangements With Our Investors.”
(2)	In November 2011, we received a settlement payment from T-Bird Nevada, LLC (together with its affiliates, “T-Bird”), a limited liability company affiliated with our California franchisees of Outback Steakhouse restaurants, in connection with a settlement agreement that satisfied all outstanding litigation with T-Bird.
(3)	During 2009, our Provision for impaired assets and restaurant closings primarily included: (i) $46.0 million of impairment charges to reduce the carrying value of the assets of Cheeseburger in Paradise to their estimated fair market value due to our sale of the concept in the third quarter of 2009, (ii) $47.6 million of impairment charges and restaurant closing expense for certain of our other restaurants and (iii) $36.0 million of impairment charges for the domestic Outback Steakhouse and Carrabba’s Italian Grill trade names.
(4)	In March 2009, we repurchased $240.1 million of our outstanding Senior Notes for $73.0 million. This resulted in a gain on extinguishment of debt, after the pro rata reduction of unamortized deferred financing fees and other related costs, of $158.1 million in 2009.
(5)	Represents combined comparable restaurant sales of our domestic company-owned restaurants open 18 months or more.
(6)	EBITDA (earnings before interest, taxes, depreciation and amortization), Adjusted EBITDA (calculated by adjusting EBITDA to exclude stock-based compensation expense, certain non–cash expenses and other significant, unusual items) and Adjusted EBITDA margin (Adjusted EBITDA as a percentage of total revenues) are supplemental measures of profitability that are not required by or presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). They are not measurements of our financial performance under U.S. GAAP and should not be considered as alternatives to our Net income (loss) or any other performance measures derived in accordance with U.S. GAAP.

Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash charges such as depreciation and amortization expenses and asset impairment expenses and (ii) we use Adjusted EBITDA internally as a benchmark for certain of our cash incentive plans and to evaluate our operating performance or compare our performance to that of our competitors. The use of Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and income tax rates) and differences in book depreciation of property, plant and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of these foregoing variations. Adjusted EBITDA as presented may not be comparable to other similarly-titled measures of other companies, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by excluded or unusual items.

Our management recognizes that Adjusted EBITDA has limitations as an analytical financial measure, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the cost of stock-based compensation;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•

Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and it does not reflect cash requirements for such replacements; and

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

A reconciliation of EBITDA and Adjusted EBITDA to Net income (loss) attributable to Bloomin’ Brands, Inc. is provided below:

	Years Ended December 31,			Three months ended March 31,
	2011	2010	2009	2012	2011
	(in thousands)
Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	$52,968	$(64,463)	$49,999	$54,892
Provision (benefit) for income taxes	21,716	21,300	(2,462)	12,805	11,082
Interest expense, net	83,387	91,428	115,880	20,974	21,193
Depreciation and amortization	153,689	156,267	186,074	38,860	38,288

EBITDA	$358,797	$321,963	$235,029	$122,638	$125,455

Impairments and disposals	15,062	4,915	192,572	4,643	1,120
Stock-based compensation expense	3,907	3,146	15,215	706	676
Other (gains) losses	(90)	(1,833)	884	344	428
Deal-related expenses (a)	7,582	1,157	—	6,761	12
Management fees and expenses	9,370	9,550	9,786	2,326	2,252
(Gain) loss on extinguishment of debt	—	—	(158,061)	2,851	—
Unusual (gain) loss (b)	(33,150)	—	24,500	—	—

Adjusted EBITDA	$361,478	$338,898	$319,925	$140,269	$129,943

(a)	Deal-related expenses incurred in 2011 primarily include costs associated with the sale of our restaurants in Japan and the sale of properties in the sale-leaseback transaction completed on March 14, 2012 in which we sold 67 restaurant properties to two third-party real estate institutional investors then simultaneously leased them back under nine master leases (the “Sale-Leaseback Transaction”). Deal-related expenses incurred in the three months ended March 31, 2012 primarily include legal and other professional fees resulting from the amendment and restatement of a lease between OSI and PRP.
(b)	In November 2011, we received a settlement payment from T-Bird, a limited liability company affiliated with our California franchisees of Outback Steakhouse restaurants, in connection with a settlement agreement that satisfied all outstanding litigation with T-Bird. This litigation began in early 2009, and therefore, we had recorded an allowance for the note receivable for the year ended December 31, 2008. In March 2009, we recorded a loss related to our guarantee of an uncollateralized line of credit that permits borrowing of up to a maximum of $24.5 million for our joint venture partner in Roy’s. We recorded this loss based on our determination that our performance under the guarantee was probable. See note (2) above.

(7)	We have, and in the future may continue to have, negative working capital balances (as is common for many restaurant companies). We operate successfully with negative working capital because cash collected on restaurant sales is typically received before payment is due on our current liabilities and our inventory turnover rates require relatively low investment in inventories. Additionally, ongoing cash flows from restaurant operations and gift card sales are used to service debt obligations and for capital expenditures.
(8)	On June 14, 2007, PRP entered into a commercial mortgage-backed securities loan (the “CMBS Loan”) totaling $790.0 million, which had a maturity date of June 9, 2012. Effective March 27, 2012, New Private Restaurant Properties, LLC and two of our other indirect wholly-owned subsidiaries (collectively, “New PRP”) entered into a new commercial mortgage-backed securities loan (the “2012 CMBS Loan”) totaling $500.0 million and used the proceeds, together with the proceeds of the Sale-Leaseback Transaction and existing cash, to repay the CMBS Loan. The 2012 CMBS Loan and the repayment of the CMBS Loan are collectively referred to as the “CMBS Refinancing.” The 2012 CMBS Loan is a five-year loan maturing on April 10, 2017. See “Description of Indebtedness” and Note 20 of our Notes to Consolidated Financial Statements for the year ended December 31, 2011. As a result of the CMBS Refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011.
(9)	The unaudited pro forma consolidated balance sheet data at March 31, 2012 gives effect to (a) the issuance of common stock in this offering and the retirement of all of our Senior Notes as described in “Use of Proceeds” and (b) the termination of the management agreement with our Sponsors and our Founders in connection with this offering and the payment by us of an $8.0 million termination fee in connection therewith, as if each had occurred on March 31, 2012. See “Unaudited Pro Forma Consolidated Financial Statements.”

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those that we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We face significant competition for customers, real estate and employees and competitive pressure to adapt to changes in conditions driving customer traffic. Our inability to compete effectively may affect our traffic, sales and profit margins, which could adversely affect our business, financial condition and results of operations.

The restaurant industry is intensely competitive with a substantial number of restaurant operators that compete directly and indirectly with us in respect to price, service, location and food quality, and there are other well-established competitors with significant financial and other resources. There is also active competition for management personnel as well as attractive suitable real estate sites. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Further, we face growing competition from the supermarket industry, with the improvement of their “convenient meals” in the deli section, and from quick service and fast casual restaurants, as a result of higher-quality food and beverage offerings by those restaurants. If we are unable to continue to compete effectively, our traffic, sales and margins could decline and our business, financial condition and results of operations would be adversely affected.

Challenging economic conditions may have a negative effect on our cash flows through lower consumer confidence and discretionary spending, availability and cost of credit, foreign currency exchange rates and other items.

Challenging economic conditions may negatively impact consumer confidence and discretionary spending and thus cause a decline in our cash flow from operations. For example, during the economic downturn starting in 2008, continuing disruptions in the overall economy, including the ongoing impacts of the housing crisis, high unemployment, and financial market volatility and unpredictability, caused a related reduction in consumer confidence, which negatively affected customer traffic and sales throughout our industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, disposable consumer income and consumer confidence, affect discretionary consumer spending. If challenging economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently. The ability of the U.S. economy to continue to recover from these challenging economic conditions is likely to be affected by many national and international factors that are beyond our control, including current economic trends in Europe. Continued weakness in or a further worsening of the economy, generally or in a number of our markets, and our customers’ reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants or delay remodeling of our existing restaurant locations.

In addition, as noted in our other risk factors, our high degree of leverage could increase our vulnerability to general economic and industry conditions and require that a substantial portion of cash flow from operations be dedicated to the payment of principal and interest on our indebtedness. Further, the availability of credit already arranged for under our revolving credit facilities and the cost and availability of future credit may be adversely impacted by economic challenges. Foreign currency exchange rates for the countries in which we operate may decline. In addition, we may experience interruptions in supplies and other services from our third-party vendors as a result of market conditions. These disruptions in the economy are beyond our control, and there is no guarantee that any government response will restore consumer confidence, stabilize the economy or increase the availability of credit.

Loss of key management personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success will continue to depend, to a significant extent, on our leadership team and other key management personnel. If we are unable to attract and retain sufficiently experienced and capable management personnel, our business and financial results may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully attract and retain our leadership team and other key management personnel that we need.

We could face labor shortages that could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including managing partners, restaurant managers, kitchen staff and servers, necessary to keep pace with our anticipated expansion schedule and meet the needs of our existing restaurants. A sufficient number of qualified individuals of the requisite caliber to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits. Any inability to recruit and retain qualified individuals may also delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in restaurant openings could adversely affect our business and results of operations.

Risks associated with our expansion plans may have adverse effects on our ability to increase revenues.

As part of our business strategy, we intend to continue to expand our current portfolio of restaurants. Current development schedules call for the construction of approximately 30 or more new restaurants in 2012. A variety of factors could cause the actual results and outcome of those expansion plans to differ from the anticipated results, including among other things:

•	the availability of attractive sites for new restaurants and the ability to obtain appropriate real estate at those sites at acceptable prices;

•	the ability to obtain all required governmental permits, including zoning approvals and liquor licenses, on a timely basis;

•	the impact of moratoriums or approval processes of state, local or foreign governments, which could result in significant delays;

•	the ability to obtain all necessary contractors and sub-contractors;

•	union activities such as picketing and hand billing, which could delay construction;

•	the ability to negotiate suitable lease terms;

•	the ability to recruit and train skilled management and restaurant employees;

•	the ability to receive the premises from the landlord’s developer without any delays; and

•	weather, natural disasters and disasters beyond our control resulting in construction delays.

Some of our new restaurants may take several months to reach planned operating levels due to lack of market awareness, start-up costs and other factors typically associated with new restaurants. There is also the possibility that new restaurants may attract customers away from other restaurants we own, thereby reducing the revenues of those existing restaurants.

Development rates for each concept may differ significantly. The development of each concept may not be as successful as our experience in the past. It is difficult to estimate the performance of newly opened restaurants. Earnings achieved to date by restaurants open for less than two years may not be indicative of future operating results. Should enough of these new restaurants not meet targeted performance, it could have a material adverse effect on our operating results.

Our business is subject to seasonal fluctuations and past results are not indicative of future results.

Historically, customer spending patterns for our established restaurants are generally highest in the first quarter of the year and lowest in the third quarter of the year. Additionally, holidays may affect sales volumes seasonally in some of the markets in which we operate. Our quarterly results have been and will continue to be affected by the timing of new restaurant openings and their associated pre-opening costs, as well as restaurant closures and exit-related costs and impairments of goodwill, intangible assets and property, fixtures and equipment. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Significant adverse weather conditions and other disasters could negatively impact our results of operations.

Adverse weather conditions and natural disasters, such as regional winter storms, floods, major hurricanes and earthquakes, severe thunderstorms and other disasters, such as oil spills, could negatively impact our results of operations. Temporary and prolonged restaurant closures may occur and customer traffic may decline due to the actual or perceived effects from these events.

We may be required to use cash to pay one of our franchisees in connection with a put right under a settlement agreement, which could have an adverse impact on our development plans and operating results.

In connection with the settlement of litigation with T-Bird, which include the franchisees of 56 Outback Steakhouse restaurants in California, we entered into an agreement with T-Bird pursuant to which T-Bird has the right, referred to as the Put Right, to require us to purchase for cash all of the ownership interests in the T-Bird entities (which include general and limited partnership interests in such entities) that own 56 restaurants. The Put Right will become exercisable by T-Bird for a one-year period beginning on the date of closing of this offering. The Put Right is also exercisable if we sell our Outback Steakhouse concept. If the Put Right is exercised, we will pay a purchase price equal to a multiple of the T-Bird entities’ adjusted EBITDA, net of liabilities, for the trailing 12 months as of the closing of the purchase from T-Bird. The multiple will be equal to 75% of the multiple of our adjusted EBITDA for the same trailing 12-month period as reflected in our stock price in the case of this offering or, in a sale of our Outback Steakhouse concept, 75% of the multiple of adjusted EBITDA that we are receiving in the sale. We have a one-time right to reject the exercise of the Put Right if the transaction would be dilutive to our consolidated earnings per share. In that event, the Put Right is extended until the first anniversary of our notice to the T-Bird entities of that rejection. We have agreed to waive all rights of first refusal in our franchise arrangements with the T-Bird entities in connection with a sale of all, and not less than all, of the assets, or at least 75% of the ownership, of the T-Bird entities. If the Put Right is exercised, we will have to use cash to pay the purchase price that could have been allocated to more profitable development initiatives or other business needs, and we will then own restaurants that may not fit our current expansion criteria. This could have an adverse impact on our operating results.

We have limited control with respect to the operations of our franchisees and joint venture partners, which could have a negative impact on our business.

Our franchisees and joint venture partners are obligated to operate their restaurants according to the specific guidelines we set forth. We provide training opportunities to these franchisees and joint venture partners to fully integrate them into our operating strategy. However, since we do not have control over these restaurants, we cannot give assurance that there will not be differences in product quality or that there will be adherence to all of our guidelines at these restaurants. The failure of these restaurants to operate effectively could adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

Our failure to comply with government regulation, and the costs of compliance or non-compliance, could adversely affect our business.

We are subject to various federal, state, local and foreign laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include, among others, alcoholic beverage control, health and safety, nutritional menu labeling, health care, environmental and fire agencies in the state, municipality or country in which the restaurant is located. Difficulty in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants.

Approximately 15% of our consolidated restaurant sales are attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, training, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure of a restaurant to obtain or retain liquor or food service licenses would adversely affect the restaurant’s operations. Additionally, we are subject in certain states to “dramshop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Our restaurant operations are also subject to federal and state labor laws, including the Fair Labor Standards Act, governing such matters as minimum wages, overtime, tip credits and worker conditions. Our employees who receive tips as part of their compensation, such as servers, are paid at a minimum wage rate, after giving effect to applicable tip credits. We rely on our employees to accurately disclose the full amount of their tip income, and we base our FICA tax reporting on the disclosures provided to us by such tipped employees. Our other personnel, such as our kitchen staff, are typically paid in excess of minimum wage. As significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Further, we are continuing to assess the impact of federal health care legislation on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

The Patient Protection and Affordability Act of 2010 (the “PPACA”) enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The FDA has indicated that it intends to issue final regulations by the middle of 2012 and begin enforcing the regulations by the end of 2012. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. The effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States under the recent changes in the HACCP system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”), signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We are subject to the Americans with Disabilities Act, or the ADA, which, among other things, requires our restaurants to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our restaurants to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale such as commodities. We may also become subject to legislation or regulation seeking to tax or regulate high fat and high sodium foods, particularly in the United States, which could be costly to comply with. Our results can be impacted by tax legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements.

We are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

We face a variety of risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

We have a significant number of franchised, joint venture and company-owned Outback Steakhouse restaurants outside the United States, and we intend to continue our efforts to grow internationally. Although we believe we have developed the support structure for international operations and growth, there is no assurance that international operations will be profitable or international growth will continue.

Our foreign operations are subject to all of the same risks as our domestic restaurants, as well as additional risks including, among others, international economic and political conditions and the possibility of instability and unrest, differing cultures and consumer preferences, diverse government regulations and tax systems, the ability to source high quality ingredients and other commodities in a cost-effective manner, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements and the collection of ongoing royalties from international franchisees, the availability and cost of land and construction costs, and the availability of experienced management, appropriate franchisees and area operating partners.

Currency regulations and fluctuations in exchange rates could also affect our performance. We have direct investments in restaurants in South Korea, Hong Kong and Brazil, as well as international franchises, in a total of 21 countries and territories. As a result, we may experience losses from foreign currency translation, and such losses could adversely affect our overall sales and earnings.

We are subject to governmental regulation throughout the world, including antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Any new regulatory or trade initiatives could impact our operations in certain countries. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.

Increased commodity, energy and other costs could decrease our profit margins or cause us to limit or otherwise modify our menus, which could adversely affect our business.

The performance of our restaurants depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, chicken, seafood, butter, cheese and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Increased prices or shortages could affect the cost and quality of the items we buy or require us to raise prices or limit our menu options. For example, in 2011, commodity costs increased by approximately 5% and, as a result, we increased our prices at each of our concepts in the range of 1.5% to 3.0%. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and profit margins.

The performance of our restaurants is also adversely affected by increases in the price of utilities, such as natural gas, whether as a result of inflation, shortages or interruptions in supply, or otherwise. We use derivative instruments to mitigate some of our overall exposure to material increases in natural gas prices. We do not apply hedge accounting to these instruments, and any changes in the fair value of the derivative instruments are marked-to-market through earnings in the period of change. To date, effects of these derivative instruments have been immaterial to our financial statements for all periods presented.

Our business also incurs significant costs for insurance, labor, marketing, taxes, real estate, borrowing and litigation, all of which could increase due to inflation, changes in laws, competition or other events beyond our control.

Our ability to respond to increased costs by increasing menu prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and customers. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our performance.

Infringement of our intellectual property could diminish the value of our restaurant concepts and harm our business.

We regard our service marks, including “Outback Steakhouse,” “Carrabba’s Italian Grill,” “Bonefish Grill” and “Fleming’s Prime Steakhouse and Wine Bar,” and our “Bloomin’ Onion” trademark as having significant value and as being important factors in the marketing of our restaurants. We have also obtained trademarks for several of our other menu items and for various advertising slogans. In addition, the overall layout, appearance and designs of our restaurants are valuable assets. We believe that these and other intellectual property are valuable assets that are critical to our success. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, and other common law rights, such as trade secret and unfair competition laws, to protect our restaurants and services from infringement. We have registered certain trademarks and service marks and have other registration applications pending in the United States and foreign jurisdictions. However, not all of the trademarks or service marks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. There may not be adequate protection for certain intellectual property such as the overall appearance of our restaurants. We are aware of names and marks similar to our service marks being used by other persons in certain geographic areas in which we have restaurants. Although we believe such uses will not adversely affect us, further or currently unknown unauthorized uses or other misappropriation of our trademarks or service marks could diminish the value of our brands and restaurant concepts and may adversely affect our business. We may be unable to detect such unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.

Effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Failure to adequately protect our intellectual property rights could damage or even destroy our brands and impair our ability to compete effectively. Even where we have effectively secured statutory protection for intellectual property, our competitors may misappropriate our intellectual property and our employees, consultants and suppliers may breach their obligations not to reveal our confidential information, including trade secrets. Although we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate or that our competitors will not independently develop products or concepts that are substantially similar to our restaurants and services. Despite our efforts, it may be possible for third-parties to reverse-engineer, otherwise obtain, copy, and use information that we regard as proprietary. Furthermore, defending or enforcing our trademark rights, branding practices and other intellectual property, and seeking injunctions against and/or compensation for misappropriation of confidential information, could result in the expenditure of significant resources.

Restaurant companies, including ours, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, we and other restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, the sharing of tips among certain employees, overtime eligibility of assistant managers and failure to pay for all hours worked. If we are required to pay substantial damages and expenses as a result of these or other types of lawsuits our business and results of operations would be adversely affected.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food borne illness and relating to notices with respect to chemicals contained in food products required under state law. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state laws. In addition, our restaurants are subject to state “dram shop” or similar laws which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. For example, in December 2009, we entered into a Consent Decree in settlement of certain litigation brought by the U.S. Equal Employment Opportunity Commission alleging gender discrimination in promotions to management within the Outback Steakhouse organization, which required us to make a settlement payment of $19.0 million. In addition, during the four-year term of the Consent Decree, we are required to fulfill certain training, record-keeping and reporting requirements and maintain an open access system for restaurant employees to express interest in promotions within the Outback Steakhouse organization, and employ a human resources executive.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We are self-insured, or carry insurance programs with specific retention levels or deductibles, for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, liquor liability, employment practices liability, property, health benefits and other insurable risks. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our customers or employees.

Conflict or terrorism could negatively affect our business.

We cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on local, regional, national, or international economies or consumer confidence. Such events could negatively affect our business, including by reducing customer traffic or the availability of commodities.

If our advertising and marketing programs are unsuccessful in maintaining or driving increased customer traffic or are ineffective in comparison to those of our competitors, our results of operations could be adversely affected.

We conduct ongoing promotion-based brand awareness advertising campaigns and customer loyalty programs. If these programs are not successful or conflict with evolving customer preferences, we may not increase or maintain our customer traffic and will incur expenses without the benefit of higher revenues. In addition, if our competitors increase their spending on marketing and advertising programs, or develop more effective campaigns, this could have a negative effect on our brand relevance, customer traffic and results of operations.

Unfavorable publicity could harm our business by reducing demand for our concepts or specific menu offerings.

Our business could be negatively affected by publicity resulting from complaints or litigation, either against us or other restaurant companies, alleging poor food quality, food-borne illness, personal injury, adverse health effects (including obesity) or other concerns. Regardless of the validity of any such allegations, unfavorable publicity relating to any number of restaurants or even a single restaurant could adversely affect public perception of the entire brand.

Additionally, unfavorable publicity towards a food product generally could negatively impact our business. For example, publicity regarding health concerns or outbreaks of disease in a food product, such as bovine spongiform encephalopathy (also known as “mad cow” disease), which, according to the USDA, has recently been found in a dairy cow in California, could reduce demand for our menu offerings. These factors could have a material adverse effect on our business.

Consumer reaction to public health issues, such as an outbreak of flu viruses or other diseases, could have an adverse effect on our business.

Our business could be harmed if the United States or other countries in which we operate experience an outbreak of flu viruses or other diseases. If a virus is transmitted by human contact, our employees or customers could become infected or could choose or be advised to avoid gathering in public places. This could adversely affect our restaurant traffic, our ability to adequately staff our restaurants, our ability to receive deliveries on a timely basis or our ability to perform functions at the corporate level. Our business could also be negatively affected if mandatory closures, voluntary closures or restrictions on operations are imposed in the jurisdictions in which we operate. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may have a material adverse effect on our business.

Food safety and food-borne illness concerns throughout the supply chain may have an adverse effect on our business by reducing demand and increasing costs.

Food safety issues could be caused by food suppliers or distributors and, as a result, be out of our control. In addition, regardless of the source or cause, any report of food-borne illnesses and other food safety issues including food tampering or contamination at one of our restaurants could adversely affect the reputation of our brands and have a negative impact on our sales. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

The food service industry is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid steak and other products we offer in favor of foods that are perceived as more healthy, our business and operating results would be harmed.

We have a limited number of suppliers for our major products and rely on one custom distribution company for our national distribution program in the U.S. If our suppliers or custom distributor are unable to fulfill their obligations under their contracts, we could encounter supply shortages and incur higher costs.

We have a limited number of suppliers for our major products, such as beef. In 2011, we purchased more than 90% of our beef raw materials from four beef suppliers who represent approximately 75% of the total beef marketplace in the U.S. Due to the nature of our industry, we expect to continue to purchase a substantial amount of our beef from a small number of suppliers. In addition, we use one distribution company to provide distribution services in the U.S. Although we have not experienced significant problems with our suppliers or distributor, if our suppliers or distributor are unable to fulfill their obligations under their contracts, we could encounter supply shortages and incur higher costs.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We outsource certain accounting processes to a third-party vendor, which subjects us to many risks that could disrupt our business, increase our costs and negatively impact our internal control processes.

In early 2011, we began to outsource certain accounting processes to a third-party vendor. The third-party vendor may not be able to handle the volume of activity or perform the quality of service that we have currently achieved at a cost-effective rate, which could adversely affect our business. The decision to outsource was made based on cost savings initiatives; however, we may not achieve these savings because of unidentified intangible costs and legal and regulatory matters, which could adversely affect our results of operations or financial condition. In addition, the transition of certain business processes to outsourcing could negatively impact our internal control processes.

We rely heavily on information technology in our operations and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems across our operations, including for point-of-sale processing in our restaurants, management of our supply chain, payment of obligations, collection of cash, data warehousing to support analytics and other various processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant unplanned capital investments.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on our business.

An impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and results of operations.

We test goodwill for impairment in the second quarter of each fiscal year and whenever events or changes in circumstances indicate that impairment may have occurred. A significant amount of judgment is involved in determining if an indication of impairment exists. Factors may include, among others:

•	a significant decline in our expected future cash flows;

•	a significant adverse change in legal factors or in the business climate;

•	unanticipated competition;

•	the testing for recoverability of a significant asset group within a reporting unit; and

•	slower growth rates.

Any adverse change in these factors would have a significant impact on the recoverability of these assets and negatively affect our financial condition and results of operations. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the reporting unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit. If the carrying value is less than the fair value, no impairment exists. If the carrying value is higher than the fair value, there is an indication of impairment and a second step is required to measure a goodwill impairment loss, if any. We are required to record a non-cash impairment charge if the testing performed indicates that goodwill has been impaired.

We evaluate our other intangible assets, primarily the Outback Steakhouse (domestic and international), Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s trademarks or trade names, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

As with goodwill, we test our indefinite-lived intangible assets for impairment in the second quarter of each fiscal year and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We estimate the fair value of these indefinite-lived intangible assets based on an income valuation model using the relief from royalty method, which requires assumptions related to projected revenues from our annual long-range plan, assumed royalty rates that could be payable if we did not own the assets and a discount rate.

During the years ended December 31, 2011 and 2010, we did not record any goodwill or material intangible asset impairment charges. During the year ended December 31, 2009, we recorded goodwill and intangible asset impairment charges of $58.1 million and $43.7 million, respectively. We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become further impaired, there could be an adverse effect on our financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment and definite-lived intangible assets or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the sum of the discounted cash flows is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

The possibility of future misstatement exists due to inherent limitations in our control systems, which could adversely affect our business.

We cannot be certain that our internal control over financial reporting and disclosure controls and procedures will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of error or fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake, which could have an adverse impact on our business.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change, such as standards relating to leasing. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to fund our operations, which could prevent us from meeting our obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to fund our operations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and expose us to interest rate risk in connection with our variable-rate debt.

We are highly leveraged. As of March 31, 2012, our total indebtedness was approximately $1.8 billion. See “Description of Indebtedness.” As of March 31, 2012, we also had approximately $83.2 million in available unused borrowing capacity under our working capital revolving credit facility (after giving effect to undrawn letters of credit of approximately $66.8 million) and $67.0 million in available unused borrowing capacity under our pre-funded revolving credit facility that provides financing for capital expenditures only.

Our high degree of leverage could have important consequences, including:

•	making it more difficult for us to make payments on indebtedness;

•	increasing our vulnerability to general economic, industry and competitive conditions;

•	increasing our cost of borrowing;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates because certain of our borrowings under our senior secured credit facilities and commercial mortgage-backed securities loans are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, restaurant development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may not be as highly leveraged.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities, the 2012 CMBS Loan and the indenture governing our Senior Notes. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

Approximately $1.0 billion of debt outstanding under our senior secured credit facilities and approximately $49.0 million of our 2012 CMBS Loan bears interest based on a floating rate index. An increase in these floating rates could cause a material increase in our interest expense.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

We are a holding company and conduct our operations through our subsidiaries, certain of which have incurred their own indebtedness. Our subsidiaries’ debt agreements contain various covenants that limit our ability to obtain funds from our subsidiaries through dividends, loans or advances. In addition, certain of our debt agreements limit our and our subsidiaries’ ability to, among other things, incur or guarantee additional indebtedness, pay dividends on, redeem or repurchase our capital stock, make certain acquisitions or investments, incur or permit to exist certain liens, enter into transactions with affiliates or sell our assets to, merge or consolidate with or into, another company. Our debt agreements require us to satisfy certain financial tests and ratios and limit our ability to make capital expenditures. Our ability to satisfy such tests and ratios may be affected by events outside of our control.

Upon a breach of the covenants under our debt agreements, the lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders under the senior secured credit facilities and the 2012 CMBS Loan could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under our senior secured credit facilities and the 2012 CMBS Loan. If the lenders under the senior secured credit facilities and the 2012 CMBS Loan accelerate the repayment of borrowings, we cannot be certain that we will have sufficient assets to repay them and our unsecured indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness and operating lease obligations, and we may be forced to take other actions to satisfy our obligations under our indebtedness and operating lease obligations, which may not be successful. If we fail to meet these obligations, we would be in default under our debt agreements and the lenders could elect to declare all amounts outstanding under them to be immediately due and payable and terminate all commitments to extend further credit.

Our ability to make scheduled payments on or to refinance our debt obligations and to satisfy our operating lease obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot be certain that we will maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, or to pay our operating lease obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations and operating lease obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations or take other actions to meet our debt service and other obligations. Our debt agreements restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could otherwise realize from such dispositions and any such proceeds that are realized may not be adequate to meet any debt service obligations then due. The failure to meet our debt service obligations or the failure to remain in compliance with the financial covenants under our debt agreements would constitute an event of default under those agreements and the lenders could elect to declare all amounts outstanding under them to be immediately due and payable and terminate all commitments to extend further credit.

All of the proceeds received by us from this offering will be used to pay our existing debt, and will therefore not be available to help us grow as a business.

We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $         million, based on an assumed offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to apply the net proceeds from this offering, together with cash on hand, to retire all of our outstanding Senior Notes. These proceeds will therefore not be available to us to help us grow our business. See “Use of Proceeds” and “Description of Indebtedness.”

Risks Related to this Offering and Our Common Stock

We are a “controlled company” within the meaning of Nasdaq Stock Market rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering our Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we qualify as a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market (“Nasdaq”). Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee and nominating and corporate governance committee will not consist entirely of independent directors and the board committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to the Nasdaq corporate governance requirements.

Our Sponsors, however, are not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of the underwriters for this offering. Except for this brief period, there can be no assurance as to the period of time during which any of our Sponsors will maintain their ownership of our common stock following the offering.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	actual or anticipated fluctuations in our quarterly or annual operating results and the performance of our competitors;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	sales, or anticipated sales, of large blocks of our stock or of shares held by our directors or executive officers;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community, whether or not correct, involving us, our suppliers or our competitors;

•	changes in accounting principles;

•	litigation and governmental investigations;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	a food borne illness outbreak;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

After this offering, there will be                      shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of this offering, approximately     % of our outstanding common stock will be held by investment funds affiliated with our Sponsors and members of our management and employees (or     % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full).

Each of our directors and executive officers and substantially all of our stockholders have entered into a lock-up agreement with the representatives of the underwriters which regulates their sales of our common stock for a period of at least 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See “Related Party Transactions—Arrangements With Our Investors.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.

Number of Shares	Date Available for Resale
On the date of this offering ( )
180 days after this offering ( ), subject to certain exceptions and automatic extensions in certain circumstances

Beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related Party Transactions—Arrangements With Our Investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our stock incentive plans. See “Executive Compensation—Equity Incentive Plans.”

Provisions in our certificate of incorporation and bylaws, our 2012 CMBS Loan documents and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	our board is classified into three classes of directors with only one class subject to election each year;

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•

our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the inability of our stockholders to call a special meeting of stockholders;

•

our directors may only be removed from the board of directors for cause by the affirmative vote of the holders of at least 75% of the voting power of outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

In addition, the mortgage loan agreement for the 2012 CMBS Loan requires that, following this offering, our Sponsors, our Founders and our management stockholders or other permitted holders either own no less than 51% of our common stock or if they do not, that certain other conditions are satisfied. These provisions in our certificate of incorporation and bylaws and the 2012 CMBS Loan documents may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interests of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsors and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock of $         per share as of                     , 2012, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and possibly those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial additional dilution. See “Dilution.”

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

We expect that the trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsors. Upon completion of this offering, investment funds affiliated with our Sponsors will beneficially own approximately     % of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). For as long as our Sponsors continue to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, these entities will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent or approve a change in our control and could take other actions that might be favorable to them. Even if their ownership falls below 50%, our Sponsors will continue to be able to strongly influence or effectively control our decisions.

Additionally, certain of our directors are also officers or control persons of our Sponsors. Although these directors owe a fiduciary duty to manage us in a manner beneficial to us and our stockholders, these individuals also owe fiduciary duties to these other entities and their stockholders, members and limited partners. Because our Sponsors have such interests in other companies and engage in other business activities, certain of our directors may experience conflicts of interest in allocating their time and resources among our business and these other activities. Our Founders also serve as our directors and, due to their interests in certain transactions with us and our affiliates, they may also experience such conflicts of interest. Furthermore, these individuals could make substantial profits as a result of investment opportunities allocated to entities other than us. As a result, these individuals could pursue transactions that may not be in our best interest, which could have a material adverse effect on our operations and your investment.

Because we have no plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, the following:

•	the restaurant industry is a highly competitive industry with many well-established competitors;

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challenging economic conditions may affect our liquidity by adversely impacting numerous items that include, but are not limited to: consumer confidence and discretionary spending; the availability of credit presently arranged from our revolving credit facilities; the future cost and availability of credit; interest rates; foreign currency exchange rates; and the liquidity or operations of our third-party vendors and other service providers;

•

our ability to expand is dependent upon various factors such as the availability of attractive sites for new restaurants; ability to obtain appropriate real estate sites at acceptable prices; our ability to obtain all required governmental permits including zoning approvals and liquor licenses on a timely basis; the impact of government moratoriums or approval processes, which could result in significant delays; our ability to obtain all necessary contractors and subcontractors; union activities such as picketing and hand billing that could delay construction; our ability to generate or borrow funds; our ability to negotiate suitable lease terms; our ability to recruit and train skilled management and restaurant employees; and our ability to receive the premises from the landlord’s developer without any delays;

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our results can be impacted by changes in consumer tastes and the level of consumer acceptance of our restaurant concepts (including consumer tolerance of our prices); local, regional, national and international economic and political conditions; the seasonality of our business; demographic trends; traffic patterns and our ability to effectively respond in a timely manner to changes in traffic patterns; changes in consumer dietary habits; employee availability; the cost of advertising and media; government actions and policies; inflation or deflation; unemployment rates; interest rates; exchange rates; and increases in various costs, including construction, real estate and health insurance costs;

•	weather, natural disasters and other disasters could result in construction delays and also adversely affect the results of one or more restaurants for an indeterminate amount of time;

•	our results can be impacted by tax and other legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements;

•	minimum wage increases and mandated employee benefits could cause a significant increase in our labor costs;

•

commodities, including but not limited to such items as beef, chicken, shrimp, pork, seafood, dairy, potatoes, onions and energy supplies, are subject to fluctuation in price and availability and price could increase or decrease more than we expect;

•	our results can be affected by consumer reaction to public health issues;

•	our results can be affected by consumer perception of food safety;

•	inability to protect customer credit and debit card data; and

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our substantial leverage and significant restrictive covenants in our various credit facilities could adversely affect our ability to raise additional capital to fund our operations, limit our ability to make capital expenditures to invest in new or renovate restaurants, limit our ability to react to changes in the economy or our industry, and expose us to interest rate risk in connection with our variable-rate debt.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of          shares of our common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $         million. This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, to retire all of our outstanding Senior Notes. The Senior Notes bear interest at 10% per annum and mature on June 15, 2015. There was outstanding approximately $248.1 million in aggregate principal amount of Senior Notes as of March 31, 2012. See “Description of Indebtedness—Senior Notes.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

We do not currently pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to obtain funds from our subsidiaries and therefore to declare and pay dividends is restricted by covenants in our debt agreements. For an explanation of these restrictions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities and Other Indebtedness” and “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2012 on (i) an actual basis and (ii) an as adjusted basis to give effect to the issuance of common stock in this offering and the retirement of all outstanding Senior Notes as described in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2012
	Actual	As Adjusted
	($ in thousands)

Cash and cash equivalents (1)	$335,059	$

Total debt, net:
Senior secured term loan facility	$1,011,125	$
Senior secured working capital revolving credit facility (2)	—
Senior secured pre-funded revolving credit facility	33,000
2012 CMBS Loan	495,186
Senior notes, interest rate of 10.00%	248,075
Guaranteed debt, sale-leaseback and capital lease obligations and other notes payable	37,767

Total debt, net	1,825,153

Shareholders’ equity:
Preferred stock, $.01 par value; no shares authorized, issued and outstanding on an actual basis; 25,000,000 shares authorized and no shares issued and outstanding on an as adjusted basis	—
Common stock $.01 par value; 120,000,000 shares authorized and 106,516,725 shares issued and outstanding on an actual basis; 475,000,000 shares authorized and shares issued and outstanding on an as adjusted basis	1,065
Additional paid-in capital	877,191
Accumulated deficit	(773,057)
Accumulated other comprehensive loss	(19,195)

Total Bloomin’ Brands, Inc. shareholders’ equity	86,004
Noncontrolling interests	9,120

Total shareholders’ equity	95,124

Total capitalization	$1,920,277	$

(1)	Excludes $27.5 million of restricted cash.
(2)	There were no loans outstanding under the revolving credit facility at March 31, 2012; however, $66.8 million of the credit facility was not available for borrowing. See “Description of Indebtedness” and Note 9 of our Notes to Unaudited Consolidated Financial Statements for the three months ended March 31, 2012.

DILUTION

If you invest in our common stock, your ownership interest will experience immediate book value dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the net tangible book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding.

Our net tangible book value deficiency at              was approximately $            , or $             per share of our common stock before giving effect to this offering. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to our sale of shares in this offering, assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds as described under “Use of Proceeds,” our as adjusted net tangible book value deficiency at              would have been approximately $            , or $             per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $             to existing stockholders and an immediate increase in net tangible book value deficiency per share of $(            ) to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share of common stock		$
Net tangible book value per share at March 31, 2012	$
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share of common stock after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $             million, or by $             per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

The following table sets forth, as of         , 2012, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders		%	$	%	$
New investors					$

Total		100%	$	100%	$

If the underwriters were to exercise in full their option to purchase additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by existing stockholders would be         %, and the percentage of shares of our common stock held by new investors would be         %.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2009, December 31, 2008 and December 31, 2007 and for the year ended December 31, 2008 and for the periods from June 15 to December 31, 2007 and from January 1 to June 14, 2007 have been derived from our unaudited consolidated financial statements for such years and periods, which are not included in this prospectus. The selected consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 have been derived from the unaudited interim consolidated financial statements included in this prospectus. The selected consolidated balance sheet data as of March 31, 2011 have been derived from our historical unaudited interim consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of future results.

This selected consolidated financial and other data should be read in conjunction with the disclosure set forth under “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this prospectus.

	Successor (1)					Predecessor (1)	Successor (1)
	Years Ended December 31,				Period From June 15 to December 31,	Period From January 1 to June 14,	Three Months Ended March 31,
(in thousands, except per share amounts)	2011	2010	2009	2008	2007	2007	2012	2011
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of Operations Data:
Revenues
Restaurant sales	$3,803,252	$3,594,681	$3,573,760	$3,937,894	$2,229,468	$1,916,689	$1,045,466	$993,109
Other revenues	38,012	33,606	27,896	23,262	12,015	9,948	10,160	8,740

Total revenues	3,841,264	3,628,287	3,601,656	3,961,156	2,241,483	1,926,637	1,055,626	1,001,849

Costs and expenses
Cost of sales	1,226,098	1,152,028	1,184,074	1,389,365	790,749	681,455	335,859	317,764
Labor and other related	1,094,117	1,034,393	1,024,063	1,094,907	623,158	540,281	293,501	282,807
Other restaurant operating	890,004	864,183	849,696	938,374	512,236	440,545	218,965	214,157
Depreciation and amortization	153,689	156,267	186,074	205,492	112,693	74,846	38,860	38,288
General and administrative (2)	291,124	252,793	252,298	264,021	141,246	158,147	76,002	61,578
(Recovery) allowance of note receivable from affiliated entity (3)	(33,150)	—	—	33,150	—	—	—	—
Loss on contingent debt guarantee	—	—	24,500	—	—	—	—	—
Goodwill impairment	—	—	58,149	726,486	—	—	—	—
Provision for impaired assets and restaurant closings (4)	14,039	5,204	134,285	117,699	23,023	8,530	4,435	208
(Income) loss from operations of unconsolidated affiliates	(8,109)	(5,492)	(2,196)	(2,343)	(1,260)	692	(2,404)	(3,646)

Total costs and expenses	3,627,812	3,459,376	3,710,943	4,767,151	2,201,845	1,904,496	965,218	911,156

Income (loss) from operations	213,452	168,911	(109,287)	(805,995)	39,638	22,141	90,408	90,693
Gain (loss) on extinguishment of debt (5)	—	—	158,061	48,409	—	—	(2,851)	—
Other income (expense), net	830	2,993	(199)	(11,122)	—	—	54	(303)
Interest expense, net (5)	(83,387)	(91,428)	(115,880)	(197,041)	(132,339)	(4,651)	(20,974)	(21,193)

Income (loss) before provision (benefit) for income taxes	130,895	80,476	(67,305)	(965,749)	(92,701)	17,490	66,637	69,197
Provision (benefit) for income taxes	21,716	21,300	(2,462)	(99,416)	(49,427)	(1,656)	12,805	11,082

Net income (loss)	109,179	59,176	(64,843)	(866,333)	(43,274)	19,146	53,832	58,115
Less: net income (loss) attributable to noncontrolling interests	9,174	6,208	(380)	(3,041)	871	1,685	3,833	3,223

Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	$52,968	$(64,463)	$(863,292)	$(44,145)	$17,461	$49,999	$54,892

	Successor(1)					Predecessor(1)	Successor(1)
	Years Ended December 31,				Period From June 15 to December 31,	Period From January 1 to June 14,	Three Months Ended March 31,
(in thousands, except Share and per share amounts)	2011	2010	2009	2008	2007	2007	2012	2011
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic net income (loss) attributable to Bloomin’ Brands, Inc. per share (6)	$0.94	$0.50	$(0.62)	$(8.43)	$(0.43)		$0.47	$0.52
Diluted net income (loss) attributable to Bloomin’ Brands, Inc. per share (6)	$0.94	$0.50	$(0.62)	$(8.43)	$(0.43)		$0.47	$0.52
Weighted average shares outstanding
Basic	106,224	105,968	104,442	102,383	101,896		106,332	106,093
Diluted	106,689	105,968	104,442	102,383	101,896		107,058	106,526

	Successor(1)
	December 31,					March 31,	March 31,
(in thousands)	2011	2010	2009	2008	2007	2012	2011
			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents (7)	482,084	365,536	330,957	311,118	174,406	335,059	366,742
Net working capital (deficit) (8)(9)	(248,145)	(120,135)	(187,648)	(171,095)	(197,870)	(29,981)	(53,017)
Total assets	3,353,936	3,243,411	3,340,708	3,695,696	4,672,969	3,037,222	3,221,765
Total debt, net (5)(9)	2,109,290	2,171,524	2,302,233	2,562,889	2,648,027	1,825,153	2,169,086
Total Bloomin’ Brands, Inc. shareholders’ equity (deficit)	30,850	(69,234)	(135,597)	(93,521)	807,957	86,004	(10,724)
Total shareholders’ equity (deficit)	40,297	(55,911)	(116,625)	(66,814)	842,819	95,124	1,827

(1)	On June 14, 2007, an investor group formed Bloomin’ Brands, Inc., formerly known as Kangaroo Holdings, Inc., and acquired OSI by means of the Merger. Therefore, the selected historical consolidated financial data is presented for two periods: Predecessor and Successor, which relate to the period preceding the Merger and the period succeeding the Merger, respectively. As a result of the Merger, there are several factors that affect the comparability of the selected historical consolidated financial data for the two periods including, but not limited to: (i) depreciation and amortization are higher in the Successor periods through 2009 due to fair value assessments completed at the time of the Merger, (ii) annual interest expense increased substantially in the Successor period in connection with our financing agreements and (iii) certain professional service costs incurred in connection with the Merger and the management services provided by our management company are included in General and administrative expenses in our Consolidated Statements of Operations in the Successor period.
(2)	Includes management fees and out-of-pocket and other reimbursable expenses paid to a management company owned by our Sponsors and Founders of $9.4 million, $11.6 million, $10.7 million, $9.9 million and $5.2 million for the years ended December 31, 2011, 2010, 2009 and 2008 and the period from June 15 to December 31, 2007, respectively, and $2.3 million for each of the three months ended March 31, 2012 and 2011 under a management agreement that will terminate upon the completion of this offering. In connection with such termination, we will pay an $8.0 million termination fee to the management company within 60 days of completion of the offering, but no later than December 31, 2012, plus the pro-rated periodic fee. See “Related Party Transactions—Arrangements With Our Investors.”
(3)	In November 2011, we received a settlement payment from T-Bird, a limited liability company affiliated with our California franchisees of Outback Steakhouse restaurants, in connection with a settlement agreement that satisfied all outstanding litigation with T-Bird. This litigation began in early 2009 and therefore, we had recorded an allowance for the note receivable for the year ended December 31, 2008.
(4)	During 2009, our Provision for impaired assets and restaurant closings primarily included: (i) $46.0 million of impairment charges to reduce the carrying value of the assets of Cheeseburger in Paradise to their estimated fair market value due to our sale of the concept in the third quarter of 2009, (ii) $47.6 million of impairment charges and restaurant closing expense for certain of our other restaurants and (iii) $36.0 million of impairment charges for the domestic Outback Steakhouse and Carrabba’s Italian Grill trade names. During 2008, our Provision for impaired assets and restaurant closings primarily included: (i) $49.0 million of impairment charges for the domestic and international Outback Steakhouse and Carrabba’s Italian Grill trade names, (ii) $3.5 million of impairment charges for the Blue Coral Seafood and Spirits trademark and (iii) $63.9 million of impairment charges and restaurant closing expense for certain of our restaurants.

(5)	In March 2009 and November 2008, we repurchased $240.1 million and $61.8 million, respectively, of our outstanding Senior Notes for $73.0 million and $11.7 million, respectively. These repurchases resulted in gains on extinguishment of debt, after the pro rata reduction of unamortized deferred financing fees and other related costs, of $158.1 million in 2009 and $48.4 million in 2008. Annualized interest expense savings from these debt extinguishments approximates $30.2 million per year.
(6)	As a result of the Merger, our capital structures for periods before and after the Merger are not comparable, and therefore we are presenting our net income (loss) attributable to Bloomin’ Brands, Inc. per share and weighted average share information only for periods subsequent to the Merger.
(7)	Excludes restricted cash.
(8)	We have, and in the future may continue to have, negative working capital balances (as is common for many restaurant companies). We operate successfully with negative working capital because cash collected on restaurant sales is typically received before payment is due on our current liabilities and our inventory turnover rates require relatively low investment in inventories. Additionally, ongoing cash flows from restaurant operations and gift card sales are used to service debt obligations and for capital expenditures.
(9)	On June 14, 2007, PRP entered into the CMBS Loan totaling $790.0 million, which had a maturity date of June 9, 2012. Effective March 27, 2012, New PRP entered into the 2012 CMBS Loan totaling $500.0 million and repaid the CMBS Loan. The 2012 CMBS Loan is a five-year loan maturing on April 10, 2017. See “Description of Indebtedness” and Note 20 of our Notes to Consolidated Financial Statements for the year ended December 31, 2011. As a result of the CMBS Refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements of Bloomin’ Brands, Inc. for the year ended December 31, 2011, and as of and for the three months ended March 31, 2012, are based on historical consolidated financial statements of Bloomin’ Brands, Inc. included elsewhere in this prospectus and give effect to the following transactions (collectively, the “Transactions”) as if they had occurred on January 1, 2011 or March 31, 2012, as indicated below.

•

Sale-Leaseback Transaction. Effective March 14, 2012, we entered into the Sale-Leaseback Transaction with two third-party real estate institutional investors in which we sold 67 restaurant properties at fair market value for net proceeds of $192.9 million and then simultaneously leased these properties back under nine master leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Transactions” and Note 7 of our Notes to Consolidated Financial Statements for the three months ended March 31, 2012 for a further description of the Sale-Leaseback Transaction.

•

CMBS Refinancing. Effective March 27, 2012, New PRP entered into the 2012 CMBS Loan, which totals $500.0 million and comprises a first mortgage loan in the amount of $324.8 million, collateralized by 261 of our properties, and two mezzanine loans totaling $175.2 million. The proceeds from the 2012 CMBS Loan, together with the proceeds from the Sale-Leaseback Transaction and excess cash, were used to repay our existing CMBS Loan. See “Description of Indebtedness” and Note 9 of our Notes to Consolidated Financial Statements for the three months ended March 31, 2012 for a further description of the 2012 CMBS Loan.

•

Initial Public Offering. We expect to issue and sell          shares of common stock in this offering and receive net proceeds, after deducting estimated offering expenses payable by us and underwriting discounts and commissions of approximately $          million, assuming an initial public offering price of $          per share (the mid-point of the price range set forth on the cover page of this prospectus). We intend to use these proceeds, together with cash on hand, to retire all of our outstanding Senior Notes, of which an aggregate principal amount of $248.1 million was outstanding as of March 31, 2012. Upon completion of this offering, we will incur one-time compensation expense with respect to certain stock options held by our Chief Executive Officer and the time vested portion of certain employee stock option containing a management call option. In addition, we will incur compensation expense associated with the retention bonus (the “Retention Bonus”) and performance-based bonus (the “Incentive Bonus”) payable to our Chief Executive Officer within 60 days of completion of the offering, but no later than December 31, 2012.

•

Termination of Management Agreement. Upon completion of the Merger, we entered into a management agreement with a management company, whose members are entities affiliated with the Sponsors and our Founders. The management company receives annual management fees and reimbursement for out-of-pocket and other reimbursable expenses incurred by it in connection with the provision of services pursuant to the agreement. Upon the completion of this offering, the management agreement will terminate, and we will pay an $8.0 million termination fee to the management company within 60 days of completion of the offering, but no later than December 31, 2012.

The unaudited pro forma consolidated balance sheet at March 31, 2012 gives effect to the initial public offering and the termination of the management agreement, as if each had occurred on March 31, 2012. The CMBS Refinancing and the Sale-Leaseback Transaction both occurred prior to March 31, 2012 and are therefore reflected in the historical as reported consolidated balance sheet.

The unaudited pro forma consolidated statements of operations and comprehensive income for the year ended December 31, 2011, and for the three months ended March 31, 2012, give effect to the Transactions, as if each had occurred on January 1, 2011. The unaudited pro forma consolidated statements of operations and comprehensive income do not reflect the following charges that will be or were incurred by us: (1) professional fees associated with the CMBS Refinancing; (2) impairment expense and selling costs associated with the Sale-Leaseback Transaction; (3) loss on debt extinguishment related to the CMBS Refinancing and repayment of the Senior Notes; (4) one-time compensation expense recorded upon completion of this offering with respect to certain stock options held by our Chief Executive Officer and the time vested portion of certain employee stock options containing a management call option because the call option automatically terminates upon completion of this offering; (5) compensation expense associated with the Retention Bonus and the Incentive Bonus payable to our Chief Executive Officer as a result of this offering; and (6) fee associated with the termination of the management agreement upon completion of this offering. We expect these charges will be approximately $         million in the aggregate and were or will be recorded by us in the period in which these transactions are completed.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the actual financial condition or results of operations of Bloomin’ Brands, Inc. would have been if the Transactions had been completed as of the date or for the periods indicated above or that may be achieved as of any future date or for any future period. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Bloomin’ Brands, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

March 31, 2012

		Pro Forma Adjustments
(in thousands)	Historical As Reported March 31, 2012	Initial Public Offering/ Termination of Management Agreement		Pro Forma
Assets
Current Assets
Cash	$335,059		(a)	$
Current portion of restricted cash	7,076
Inventories	68,394
Deferred income tax assets	27,656		(b)
Other current assets, net	87,798

Total current assets	525,983
Restricted cash	20,415
Property, fixtures and equipment, net	1,478,356
Investments in and advances to unconsolidated affiliates, net	37,681
Goodwill	269,414
Intangible assets, net	562,208
Other assets, net	143,165		(c)

Total assets	$3,037,222			$

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$106,835			$
Accrued and other current liabilities	171,439		(d)
Current portion of accrued buyout liability	16,999
Unearned revenue	202,201
Current portion of long-term debt	58,490

Total current liabilities	555,964
Partner deposit and accrued buyout liability	94,633
Deferred rent	73,056
Deferred income tax liabilities	188,550		(e)
Long-term debt, net	1,742,163		(f)
Guaranteed debt	24,500
Other long-term liabilities, net	263,232

Total liabilities	2,942,098

Commitments and contingencies
Shareholders’ Equity
Bloomin’ Brands, Inc. Shareholders’ Equity
Common stock	1,065
Additional paid-in capital	877,191		(g)
Accumulated deficit	(773,057)		(h)
Accumulated other comprehensive loss	(19,195)

Total Bloomin’ Brands, Inc. shareholders’ equity	86,004
Noncontrolling interests	9,120

Total shareholders’ equity	95,124

Total liabilities and shareholders’ equity	$3,037,222			$

Adjustments Related to the Offering

(a)	To reflect adjustments made to cash for the following:

Proceeds to us from this offering	$
Less: estimated offering fees and expenses payable by us
Less: repayment of the Senior Notes		(248,075)
Less: redemption premium resulting from early repayment of the Senior Notes
Less: payment of accrued interest on the Senior Notes		(7,304)
Less: payment of management agreement termination fee		(8,000)

	$

(b)	To adjust deferred income tax assets, net, at an estimated statutory rate of 38.7% to reflect income tax benefits of $ million and $ million related to the share-based compensation expense, as calculated in note (h)(2) below, and bonus expense as calculated in note (h)(3) below, respectively.

(c)	To reflect the write-off of deferred financing fees of $2.7 million associated with the repayment of the Senior Notes.

(d)	To reflect adjustments made to accrued and other current liabilities for the following:

Chief Executive Officer’s Incentive Bonus (1)	$
Chief Executive Officer’s Retention Bonus (2)
Payment of accrued interest on the Senior Notes		(7,304)

	$

(1)	Our Chief Executive Officer is entitled to the Incentive Bonus divided into four tranches (A-D) of $3.8 million each. Tranche A vests 20% over 5 years and is payable within 10 days of a Qualifying Liquidity Event, or (“QLE”), as defined in her bonus agreement, or the tenth anniversary of her hire date, whichever is earlier. Tranches B-D also vest 20% over five years, but are generally only payable in the event of a QLE meeting applicable performance targets for each tranche, and following this offering, if the volume-weighted average trading price, as defined in the bonus agreement, exceeds specified performance targets over a rolling six-month measurement period until it is otherwise forfeited. On May 10, 2012, the Incentive Bonus was modified to require payment under all four tranches in the aggregate amount of $15.2 million within 60 days of the completion of this offering, but no later than December 31, 2012, provided she is employed as Chief Executive Officer through completion of this offering. This adjustment represents the additional bonus expense, net of $0.9 million accrued in historical as reported amounts, giving effect to the offering as if it was completed on March 31, 2012, to reflect the vesting of the Incentive Bonus.

(2)	Our Chief Executive Officer is entitled to remaining aggregate Retention Bonus payments of $7.2 million in November 2012 and 2013. On May 10, 2012, the Retention Bonus was modified to require payment of the $7.2 million within 60 days of the completion of this offering, but no later than December 31, 2012, provided she is employed as Chief Executive Officer through completion of this offering. This adjustment represents the unpaid Retention Bonus payments due, giving effect to the offering as if it was completed on March 31, 2012.

(e)	To adjust deferred income tax liabilities, net, at an estimated statutory rate of 38.7% to reflect income tax benefits of $ million and $ million related to the loss on debt extinguishment to be recorded in connection with the redemption of the Senior Notes, as calculated in note (h)(1), and the fee to be paid upon termination of our management agreement, as calculated in note (h)(4), respectively.

(f)	To reflect the decrease in long-term debt resulting from the repayment of the Senior Notes.

(g)	Adjustments to additional paid-in capital are as follows:

Proceeds to us from this offering (1)	$
Less: estimated offering fees and expenses payable by us

Net proceeds from this offering
Less: Par value of common stock issued in this offering (2)

Additional paid-in capital on shares of common stock issued in this offering
Incremental share-based compensation expense (3)

Total adjustment to additional paid-in capital	$

(1)	To reflect the issuance and sale by us of shares of our common stock offered hereby at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).

(2)	To reflect common stock at par value of $.01 per share for the shares issued in this offering.

(3)	To reflect the following:

(i)	approximately $ million of share-based compensation expense expected to be recorded upon completion of this offering relating to the vested portion of approximately million employee stock options. Shares acquired upon the exercise of stock options that are subject to a management call option may be repurchased by us upon termination of employment at any time prior to the earlier of an initial public offering or a change of control. As a result of certain transfer restrictions and the management call option, we have not recorded compensation expense for stock options that contain the management call option since an employee cannot realize monetary benefit from the stock options or any shares acquired upon the exercise of the stock options unless the employee is employed at the time of an initial public offering or change of control. The management call option automatically terminates upon completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” The weighted average grant date fair value of these stock options is approximately $ per share.

(ii)	approximately $ million of share-based compensation expense expected to be recorded upon completion of this offering relating to stock options held by our Chief Executive Officer, who has options to purchase an aggregate of million shares of our common stock that vest over a five-year period and become exercisable (to the extent then vested) if following this offering and until the expiration of the option, the volume-weighted average trading price of our common stock, as defined in the agreement, is equal to or greater than specified performance targets over a rolling six-month period. The weighted average grant date fair value of these stock options is approximately $ per share.

(h)	To reflect the following:

(1)	$ million after-tax loss on debt extinguishment to be recorded in connection with the redemption of the Senior Notes, determined as follows:

Write-off of deferred financing costs associated with the Senior Notes		$(2,731)
Redemption premium resulting from early repayment of the Senior Notes

Loss on debt extinguishment before income taxes
Income tax benefit at an estimated statutory tax rate of 38.7%

Loss on debt extinguishment after income taxes	$

(2)	$ million after-tax share-based compensation expense consists of $ million of aggregate pre-tax share-based compensation expense as discussed in notes (g)(3)(i) and (ii), net of a deferred tax benefit of $ million calculated at an estimated statutory tax rate of 38.7%.

(3)	$ million after-tax bonus expense consists of $ million of pre-tax bonus expense as discussed in notes (d)(1) and (2), net of a deferred tax benefit of $ million calculated at an estimated statutory tax rate of 38.7%.

(4)	$4.9 million after-tax management agreement termination fee consists of $8.0 million of pre-tax management agreement termination fee, net of a deferred tax benefit of $3.1 million calculated at an estimated statutory tax rate of 38.7%.

Bloomin’ Brands, Inc.

Unaudited Pro Forma Statement of Operations and Comprehensive Income

Year Ended December 31, 2011

		Pro Forma Adjustments
(in thousands)	Historical As Reported Year Ended December 31, 2011	CMBS Refinancing/ Sale-Leaseback Transaction		Initial Public Offering		Pro Forma
Revenues
Restaurant sales	$3,803,252	$—				$
Other revenues	38,012	—

Total revenues	3,841,264	—
Costs and expenses
Cost of sales	1,226,098	—
Labor and other related	1,094,117	—
Other restaurant operating	890,004	16,123	(a)
Depreciation and amortization	153,689	(3,641	)(b)
General and administrative	291,124	(2,208	)(c)		(f)
Recovery of note receivable from affiliated entity	(33,150)	—
Provision for impaired assets and restaurant closings	14,039	(6,289	)(b)
Income from operations of unconsolidated affiliates	(8,109)	—

Total costs and expenses	3,627,812	3,985

Income (loss) from operations	213,452	(3,985)
Other income, net	830	—
Interest expense, net	(83,387)	(11,888	)(d)		(g)

Income (loss) before provision (benefit) for income taxes	130,895	(15,873)
Provision (benefit) for income taxes	21,716	(6,149	)(e)		(h)

Net income (loss)	109,179	(9,724)
Less: net income attributable to noncontrolling interests	9,174	—

Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	(9,724)				$

Net income (loss)	$109,179	(9,724)				$
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,711)	—

Comprehensive income (loss)	106,468	(9,724)
Less: comprehensive income attributable to noncontrolling interests	9,174	—

Comprehensive income (loss) attributable to Bloomin’ Brands, Inc.	$97,294	$(9,724)				$

Pro forma net income (loss) attributable to Bloomin’ Brands, Inc. per share:
Basic
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

Adjustments Related to the CMBS Refinancing and the Sale-Leaseback Transaction

(a)	To reflect (1) rent expense on the 67 properties associated with the Sale-Leaseback Transaction, which includes $2.8 million of deferred rent expense associated with the difference between straight-line rent expense and rent paid due to escalating rental amounts; and (2) one year of annual amortization of deferred lease related costs and recognition of the deferred gain over the 20-year lease term for the properties associated with the Sale-Leaseback Transaction. The adjustments consist of the following:

Rent expense on properties associated with the Sale-Leaseback Transaction, including deferred rent expense	$18,130
Amortization of deferred lease related costs associated with the Sale-Leaseback Transaction	140
Recognition of deferred gain associated with the Sale-Leaseback Transaction (1)	(2,147)

$16,123

(1)	The recognition of the deferred gain on sale of properties associated with the Sale-Leaseback Transaction is determined as follows:

Net proceeds from properties sold at a gain .	$161,602
Less: Net book value of properties sold at a gain	(118,663)

Total deferred gain	42,939
Divided by: Lease term (in years)	20

Annual gain recognition	$2,147

(b)	To reflect a reduction of depreciation expense of $3.6 million and a reduction of impairment expense of $6.3 million associated with the 67 properties as if the Sale-Leaseback Transaction occurred on January 1, 2011. We recorded impairment expense in the historical as reported amounts for the properties that resulted in a loss upon sale based on expected sales proceeds as compared with remaining net book value at December 31, 2011.

(c)	To reflect the reversal of professional fees of $2.2 million associated with the CMBS Refinancing and Sale-Leaseback Transaction that are included in historical as reported December 31, 2011 results that are not our ongoing expenses.

(d)	The adjustment to historical as reported interest expense consists of the following:

CMBS Loan (1)	$(15,041)
Deferred financing fees (2)	3,490
Debt discount (2)	(337)

$(11,888)

(1)	Elimination of historical as reported interest expense on the CMBS Loan that was incurred during the year ended December 31, 2011 in the amount of $15.6 million, offset by pro forma interest expense on the 2012 CMBS Loan in the amount of $30.6 million, using a weighted average interest rate of 6.1%.

(2)	Elimination of historical as reported deferred financing fee amortization of $5.1 million and debt discount amortization on the CMBS Loan of $0.7 million that were incurred during the year ended December 31, 2011, offset by pro forma amortization of deferred financing fees and debt discount on the 2012 CMBS Loan in the amount of $1.6 million, and $1.0 million, respectively.

(e)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 38.7%.

Adjustments Related to the Initial Public Offering

(f)	To reflect the following:

(1)	On-going share-based compensation expense in the aggregate amount of $ million resulting from employee stock options due to (i) termination of the management call option upon completion of this offering and (ii) in the case of our Chief Executive Officer, stock options that vest over a five-year period and become exercisable (to the extent then vested) if following this offering and until the expiration of the options, the volume-weighted average trading price of our common stock, as defined in the agreement, is equal to or greater than specified performance targets over a rolling six-month period.

(2)	Elimination of historical as reported recurring annual management fee of $9.1 million and reimbursement for out-of-pocket and other reimbursable expenses upon the termination of the management agreement upon completion of this offering.

(g)	To reflect the elimination of historical as reported interest expense of $24.8 million and deferred financing fee amortization of $1.1 million incurred during the year ended December 31, 2011 on the Senior Notes. The pro forma adjustment reflects the use of proceeds of the offering to repay $248.1 million of Senior Notes as if the offering occurred on, and the Senior Notes were repaid, on January 1, 2011. The adjustment to interest expense is calculated at an annual interest rate of 10%.

(h)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 38.7%.

Bloomin’ Brands, Inc.

Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income

Three Months Ended March 31, 2012

		Pro Forma Adjustments
(in thousands)	Historical As Reported Three Months Ended March 31, 2012	CMBS Refinancing/ Sale-Leaseback Transaction		Initial Public Offering		Pro Forma
Revenues
Restaurant sales	$1,045,466	$—				$
Other revenues	10,160	—

Total revenues	1,055,626	—
Costs and expenses
Cost of sales	335,859	—
Labor and other related	293,501	—
Other restaurant operating	218,965	4,219	(a)
Depreciation and amortization	38,860	(734	)(b)
General and administrative	76,002	(6,752	)(c)		(g)
Provision for impaired assets and restaurant closings	4,435	—
Income from operations of unconsolidated affiliates	(2,404)	—

Total costs and expenses	965,218	(3,267)

Income from operations	90,408	3,267
Gain (loss) on extinguishment of debt	(2,851)	2,851	(d)
Other income, net	54	—
Interest expense, net	(20,974)	(2,464	)(e)		(h)

Income before provision for income taxes	66,637	3,654
Provision for income taxes	12,805	1,416	(f)		(i)

Net income	53,832	2,238
Less: net income attributable to noncontrolling interests	3,833	—

Net income attributable to Bloomin’ Brands, Inc.	$49,999	2,238				$

Net income	$53,832	2,238				$
Other comprehensive income:
Foreign currency translation adjustment	3,149	—

Comprehensive income	56,981	2,238
Less: comprehensive income attributable to noncontrolling interests	3,833	—

Comprehensive income attributable to Bloomin’ Brands, Inc.	$53,148	$2,238				$

Pro forma net income attributable to Bloomin’ Brands, Inc. per share:
Basic
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

Adjustments Related to the CMBS Refinancing and the Sale-Leaseback Transaction

(a)	To reflect (1) rent expense on the 67 properties associated with the Sale-Leaseback Transaction, which includes $0.5 million of deferred rent expense associated with the difference between straight-line rent expense and rent paid due to escalating rental amounts; and (2) three months of amortization of deferred lease related costs and recognition of the deferred gain over the 20-year lease term for the properties associated with the Sale-Leaseback Transaction. The adjustments consist of the following:

Rent expense on properties associated with the Sale-Leaseback Transaction, including deferred rent expense	$3,647
Amortization of deferred lease related costs associated with the Sale-Leaseback Transaction	35
Recognition of deferred gain associated with the Sale-Leaseback Transaction (1)	537

$4,219

(1)	The recognition of the deferred gain on sale of properties associated with the Sale-Leaseback Transaction is determined as follows:

Net proceeds from properties sold at a gain	$161,602
Less: Net book value of properties sold at a gain	(118,663)

Total deferred gain	42,939
Divided by: Lease term (in years)	20

Annual gain recognition	$2,147
Quarterly gain recognition	$537

(b)	To reflect a reduction of depreciation expense of $0.7 million associated with the 67 properties as if the Sale-Leaseback Transaction occurred on January 1, 2011.

(c)	To reflect the reversal of professional fees of $6.8 million associated with the CMBS Refinancing that are included in the historical as reported three months ended March 31, 2012 results that are not our ongoing expenses.

(d)	To reflect the elimination of the historical as reported loss on debt extinguishment of $2.9 million related to the CMBS Refinancing.

(e)	The adjustment to historical as reported interest expense consists of the following:

CMBS Loan (1)	$(3,201)
Deferred financing fees (2)	811
Debt discount (2)	(74)

$(2,464)

(1)	Elimination of historical as reported interest expense on the CMBS Loan that was incurred during the three months ended March 31, 2012 in the amount of $4.0 million, offset by pro forma interest expense on the 2012 CMBS Loan in the amount of $7.2 million, using a weighted average interest rate of 6.1%.

(2)	Elimination of historical as reported deferred financing fee amortization of $1.2 million and debt discount amortization on the CMBS Loan of $0.2 million that were incurred during the three months ended March 31, 2012, offset by pro forma amortization of deferred financing fees and debt discount on the 2012 CMBS Loan in the amount of $0.4 million and $0.2 million, respectively.

(f)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 38.7%.

Adjustments Related to the Initial Public Offering

(g)	To reflect the following:

(1)	On-going share-based compensation expense in the aggregate amount of $ million resulting from employee stock options due to (i) termination of the management call option upon completion of this offering and (ii) in the case of our Chief Executive Officer, stock options that vest over a five-year period and become exercisable (to the extent then vested) if following this offering, and until the expiration of the options, the volume-weighted average trading price, as defined in the agreement, is equal to or greater than specified performance targets over a rolling six-month period.

(2)	Elimination of historical as reported recurring annual management fee and reimbursement for out-of-pocket and other reimbursable expenses upon the termination of the management agreement upon completion of this offering.

(h)	To reflect the elimination of historical as reported interest expense of $6.2 million and deferred financing fee amortization of $0.3 million incurred during the three months ended March 31, 2012 on the Senior Notes. The pro forma adjustment reflects the use of proceeds of the offering to repay $248.1 million of Senior Notes as if the offering occurred on, and the Senior Notes were repaid, on January 1, 2011. The adjustment to interest expense is calculated at an annual interest rate of 10%.

(i)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 38.7%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial and Other Data” and the audited and unaudited historical consolidated financial statements and related notes. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Overview

We are one of the largest casual dining restaurant companies in the world with a portfolio of leading, differentiated restaurant concepts. We own and operate 1,247 restaurants and have 195 restaurants operating under a franchise or joint venture arrangement across 49 states and 21 countries and territories internationally. We have five founder-inspired concepts: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s. Our concepts seek to provide a compelling customer experience combining great food, highly attentive service and lively and contemporary ambience at attractive prices. Our restaurants attract customers across a variety of occasions, including everyday dining, celebrations and business entertainment. Each of our concepts maintains a unique, founder-inspired brand identity and entrepreneurial culture, while leveraging our scale and enhanced operating model. We consider Outback Steakhouse, Carrabba’s, Bonefish Grill and Fleming’s to be our core concepts.

The restaurant industry is a highly competitive and fragmented industry and is sensitive to changes in the economy, trends in lifestyles, seasonality (customer spending patterns at restaurants are generally highest in the first quarter of the year and lowest in the third quarter of the year) and fluctuating costs. Operating margins for restaurants can vary due to competitive pricing strategies and fluctuations in prices of commodities, including beef, chicken, seafood, butter, cheese, produce and other necessities to operate a restaurant, such as natural gas or other energy supplies. The pace of new unit growth has slowed in the casual dining category over the last few years. Given this dynamic, companies tend to be more focused on increasing market share and comparable restaurant sales growth. Competitive pressure for market share, inflation, foreign currency exchange rates and other market conditions have had and could continue to have an adverse impact on our business.

Our industry is characterized by high initial capital investment, coupled with high labor costs, and chain restaurants have been increasingly taking share from independent restaurants over the past several years. We believe that this trend will continue due to increasing barriers that may prevent independent restaurants and/or start-up chains from building scale operations, including menu labeling, burdensome labor regulations and healthcare reforms that will be enforced once chains grow past a certain number of restaurants or number of employees. The combination of these factors underscores our initiative to drive increased sales at existing restaurants in order to raise margins and profits, because the incremental contribution to profits from every additional dollar of sales above the minimum costs required to open, staff and operate a restaurant is relatively high. Historically, we have not focused on growth in the number of restaurants just to generate additional sales. Our expansion and operating strategies have balanced investment and operating cost considerations in order to generate reasonable, sustainable margins and achieve acceptable returns on investment from our restaurant concepts.

In 2010, we launched a new strategic plan and operating model, strengthened our management team and adapted practices from the consumer products and retail industries to complement our restaurant acumen and enhance our brand management, analytics and innovation. This new model keeps the customer at the center of our decision-making and focuses on continuous innovation and productivity to drive sustainable sales and profit growth. As a result of these initiatives, we are recommitted to new unit development after curtailing expansion from 2009 to 2011. We believe that a substantial development opportunity remains for our concepts in the U.S. and internationally.

In 2011, we continued to balance near-term growth in share gains with investments to achieve sustainable growth. Our key objectives for 2011 and some of the steps we took to achieve those objectives included:

Continuation of Share Growth by Enhancing Brand Competitiveness in a Challenging Environment. In order to drive market share growth, we continued to develop unique promotions throughout our concepts that fit our brand positioning and focus on delivering a superior dining experience. We identified additional opportunities to increase innovation in our menu, service and operations across all of our concepts, such as broadening our Outback Steakhouse menu by adding more salads, seafood and side items and offering the choice between our traditional seared steak and one prepared on a wood-fired grill. In addition, Carrabba’s introduced a Cucina Casuale section to its menu during the third quarter of 2011 to offer consumers a more casual dining experience with salads, sandwiches and other smaller or lighter offerings.

Acceleration of Brand Investment, Including Renovations and New Unit Development. Our brand investments have focused on accelerating our multi-year Outback Steakhouse renovation plan and increasing unit development in higher return, high growth concepts with a focus on Bonefish Grill. We renovated 194 Outback Steakhouse locations and opened six Bonefish Grill restaurants in 2011.

Improvement of Organizational Effectiveness and Infrastructure for Sustainable Growth. We focused on building our competencies in human resources, information technology and real estate, design and construction to support accelerated growth. This is a multi-year effort that includes the implementation of a human resource information system, expanded data warehousing capability, and increased resources and tools to accelerate renovations and new unit site selection. We also implemented a modified managing and chef partner compensation structure that seeks to drive sustainable growth by aligning field incentives and paying higher amounts for growth in restaurant sales and cash flow on an annual basis. See “—Liquidity and Capital Resources—Stock-Based and Deferred Compensation Plans.”

Effective Cost Management by Mitigating Commodity Risk and Accelerating Continuous Productivity Improvement. We leveraged our scale and long-term supply agreements when they were attractive relative to market trends, accelerated productivity improvements and took modest pricing action to maintain value perceptions among consumers.

Key Performance Indicators

Key measures that we use in evaluating our restaurants and assessing our business include the following:

•	Average restaurant unit volumes—average sales per restaurant to measure changes in customer traffic, pricing and development of the brand;

•	System-wide sales—total restaurant sales volume for all company-owned, franchise and unconsolidated joint venture restaurants, regardless of ownership, to interpret the overall health of our brands;

•

Comparable restaurant sales—year-over-year comparison of sales volumes for domestic, company-owned restaurants that are open 18 months or more in order to remove the impact of new restaurant openings in comparing the operations of existing restaurants;

•

Adjusted EBITDA—calculated by adjusting EBITDA (earnings before interest, taxes, depreciation and amortization) to exclude certain stock-based compensation expenses, non-cash expenses and significant, unusual items; and

•	Customer satisfaction scores—measurement of our customers’ experiences in a variety of key attributes.

Recent Highlights

Our recent financial results include:

•

In the first quarter of 2012 as compared to the same period in 2011, an increase in consolidated revenues of 5.4% to $1.1 billion, driven primarily by 5.2% growth in combined comparable restaurant sales at existing domestic company-owned core restaurants;

•

In 2011 as compared to 2010, an increase in consolidated revenues of 5.9% to $3.8 billion, driven primarily by 4.9% growth in combined comparable restaurant sales at existing domestic company-owned core restaurants;

•	15 system-wide restaurant openings across most brands (of which seven were company-owned, five were joint ventures and three were franchises), and 194 Outback Steakhouse renovations in 2011;

•

Successfully implemented productivity and cost management initiatives that we estimate allowed us to save over $50 million in the aggregate in 2011, while our costs increased due to rising commodity prices; and

•

Generation of income from operations of $213.5 million in 2011 compared to $168.9 million in 2010, primarily attributable to the increase in consolidated revenues described above and the T-Bird settlement described in “—Costs and Expenses—Recovery of Notes Receivable from Affiliated Entity.”

Our Growth Strategies and Outlook

For the remainder of 2012, our key growth strategies, which are enabled by continued improvements in infrastructure and organizational effectiveness, are:

•

Grow Comparable Restaurant Sales. We plan to continue our efforts to remodel our Outback Steakhouse and Carrabba’s restaurants, use limited-time offers and multimedia marketing campaigns to drive traffic, grow beyond our traditional weekend dinner traffic and introduce innovative menu items that match evolving consumer preferences.

•

Pursue New Domestic and International Development With Strong Unit Level Economics. We believe that a substantial development opportunity remains for our concepts in the U.S. and internationally. We added significant resources in site selection, construction and design in 2010 and 2011 to support the opening of new restaurants. We expect to open 30 or more restaurants in 2012 and increase the pace thereafter.

•	Drive Margin Improvement. We believe we have the opportunity to increase our margins through cost reductions in labor, food cost, supply chain and restaurant facilities.

Ownership Structures

Our restaurants are predominantly company-owned or controlled, including through joint ventures, and otherwise operated under franchise arrangements. We generate our revenues primarily from our company-owned or controlled restaurants and secondarily through ongoing royalties from our franchised restaurants and sales of franchise rights.

Company-owned or controlled restaurants include restaurants owned directly by us, by limited partnerships in which we are the general partner and our managing partners and chef partners are limited partners and by joint ventures in which we are a member. Our legal ownership interests as a general partner in these partnerships and joint ventures generally range from 50% to 90%. Our cash flows from these entities are limited to the relative portion of our ownership. In the future, we do not expect to use limited partnerships for domestic company-owned restaurants. Instead, new restaurants will be wholly-owned by us and we are transitioning our compensation structure so that the area operating, managing and chef partners will receive their distributions of restaurant cash flow as employee compensation rather than partnership distributions. Company-owned restaurants also include restaurants owned by our Roy’s joint venture and our consolidated financial statements include the accounts and operations of our Roy’s joint venture even though we have less than majority ownership. See Note 18 of our Notes to Consolidated Financial Statements for the year ended December 31, 2011, for additional information.

Through a joint venture arrangement with PGS Participacoes Ltda., we hold a 50% ownership interest in PGS Consultoria e Serviços Ltda. (the “Brazilian Joint Venture”). The Brazilian Joint Venture was formed in 1998 for the purpose of operating Outback Steakhouse franchise restaurants in Brazil. We account for the Brazilian Joint Venture under the equity method of accounting. We are responsible for 50% of the costs of new restaurants operated by the Brazilian Joint Venture and our joint venture partner is responsible for the other 50% and has operating control. Income and loss derived from the Brazilian Joint Venture is presented in the line item “Income from operations of unconsolidated affiliates” in our Consolidated Statements of Operations and Comprehensive Income. We do not consider restaurants owned by the Brazilian Joint Venture as “company-owned” restaurants.

We derive no direct income from operations of franchised restaurants other than initial and developmental franchise fees and ongoing royalties, which are included in “Other revenues” in our Consolidated Statements of Operations and Comprehensive Income.

Factors Impacting Financial Results

As discussed in more detail below and in addition to the other factors discussed above, under “Risk Factors” and elsewhere in this prospectus, the following factors have impacted our financial results and will impact our future financial results.

Effective March 14, 2012, we entered into the Sale-Leaseback Transaction with two third-party real estate institutional investors in which we sold 67 restaurant properties at fair market value for net proceeds of $192.9 million and then simultaneously leased these properties back under nine master leases. We will defer the recognition of the $42.9 million gain on the sale of certain of the properties over the initial term of the lease. See “—Liquidity and Capital Resources—Transactions” and Note 7 of our Notes to Unaudited Consolidated Financial Statements for the three months ended March 31, 2012 for a further description of the Sale-Leaseback Transaction.

Effective March 27, 2012, New PRP entered into the 2012 CMBS Loan, which totals $500.0 million and comprises a first mortgage loan in the amount of $324.8 million, collateralized by 261 of our properties, and two mezzanine loans totaling $175.2 million. The loans have a maturity date of April 10, 2017, and a weighted average interest rate as of the closing of 6.1%. The proceeds from the 2012 CMBS Loan, together with the proceeds from the Sale-Leaseback Transaction and excess cash, were used to repay the existing CMBS Loan. As a result of the CMBS Refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011. During the first quarter of 2012, we recorded a $2.9 million loss on extinguishment of debt. See “Description of Indebtedness” and Note 9 of our Notes to Unaudited Consolidated Financial Statements for the three months ended March 31, 2012 for a further description of the 2012 CMBS Loan.

Upon completion of this offering, we expect to immediately record approximately $         of aggregate non-cash compensation expense with respect to (i) certain stock options held by our Chief Executive Officer that become exercisable (to the extent then vested) if following this offering and until expiration of the option, the volume-weighted average trading price of our common stock is equal to or greater than specified performance targets over a six-month period and (ii) the time vested portion of stock options containing a management call option due to the automatic termination of the call option upon completion of the offering. In addition to these amounts expected to be recorded upon completion of the offering, we expect to record an additional $             million in stock-based compensation expense through 2017 related to the portion of these same stock options that will continue to vest following this offering. These amounts are only for the stock options in (i) and (ii) above and are in addition to stock-based compensation expense we will recognize related to other outstanding equity awards and other equity awards that may be granted in the future. See “—Critical Accounting Policies and Estimates—Stock-Based Compensation” for a further description of the call option. Additionally, this offering will trigger payment of $22.4 million for the Retention Bonus and Incentive Bonus due to our Chief Executive Officer. We will also pay the management company an $8.0 million fee in connection with the termination of the management agreement within 60 days of the completion of this offering, but no later than December 31, 2012.

As our net income increases, we expect our effective income tax rate to increase due to the benefit of U.S. income tax credits becoming a smaller percentage of net income and the fact that the substantial majority of our earnings are generated in the U.S., where we have higher statutory rates. We expect our effective income tax rate for 2012 to range between 20% and 30%. We expect to maintain a full valuation allowance on our net U.S. deferred income tax assets, excluding deferred income tax liabilities related to indefinite-lived assets, until we sustain an appropriate level of profitability that generates taxable income that would enable us to conclude that it is more likely than not that a portion of our deferred income tax assets will be realized. Such a decrease in the valuation allowance could result in a significant decrease in our effective income tax rate for the period in which it occurs.

Results of Operations

The following tables set forth, for the periods indicated, (1) percentages that items in our Consolidated Statements of Operations and Comprehensive Income bear to total revenues or restaurant sales, as indicated, and (2) selected operating data:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
Revenues
Restaurant sales	99.0%	99.1%	99.2%	99.0%	99.1%
Other revenues	1.0	0.9	0.8	1.0	0.9

Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses
Cost of sales (1)	32.2	32.0	33.1	32.1	32.0
Labor and other related (1)	28.8	28.8	28.7	28.1	28.5
Other restaurant operating (1)	23.4	24.0	23.8	20.9	21.6
Depreciation and amortization	4.0	4.3	5.2	3.7	3.8
General and administrative	7.6	7.0	7.0	7.2	6.1
Recovery of note receivable from affiliated entity	(0.9)	—	—	—	—
Loss on contingent debt guarantee	—	—	0.7	—	—
Goodwill impairment	—	—	1.6	—	—
Provision for impaired assets and restaurant closings	0.4	0.1	3.7	0.4	*
Income from operations of unconsolidated affiliates	(0.2)	(0.2)	(0.1)	(0.2)	(0.4)
Total costs and expenses	94.4	95.3	103.0	91.4	90.9

Income (loss) from operations	5.6	4.7	(3.0)	8.6	9.1
Gain (loss) on extinguishment of debt	—	—	4.4	(0.3)	—
Other income (expense), net	*	0.1	(* )	*	(* )
Interest expense, net	(2.2)	(2.5)	(3.3)	(2.0)	(2.2)

Income (loss) before provision (benefit) for income taxes	3.4	2.3	(1.9)	6.3	6.9
Provision (benefit) for income taxes	0.6	0.6	(0.1)	1.2	1.1

Net income (loss)	2.8	1.7	(1.8)	5.1	5.8
Less: net income (loss) attributable to noncontrolling interests	0.2	0.2	(* )	0.4	0.3

Net income (loss) attributable to Bloomin’ Brands, Inc.	2.6%	1.5%	(1.8)%	4.7%	5.5%

(1)	As a percentage of restaurant sales.
*	Less than 1/10th of one percent of total revenues.

The table below presents the number of our restaurants in operation at the end of the periods indicated:

	December 31,			March 31,
	2011	2010	2009	2012	2011
Number of restaurants (at end of the period):
Outback Steakhouse
Company-owned—domestic	669	670	680	669	670
Company-owned—international	111	120	119	111	120
Franchised—domestic	106	108	108	106	107
Franchised and joint venture—international	81	70	63	81	70

Total	967	968	970	967	967

Carrabba’s Italian Grill
Company-owned	231	232	232	230	232
Franchised	1	1	1	1	1

Total	232	233	233	231	233

Bonefish Grill
Company-owned	151	145	145	151	145
Franchised	7	7	7	7	7

Total	158	152	152	158	152

Fleming’s Prime Steakhouse and Wine Bar
Company-owned	64	64	64	64	64

Other
Company-owned (1)	22	22	58	22	22

System-wide total	1,443	1,439	1,477	1,442	1,438

(1)	In September 2009, we sold our Cheeseburger in Paradise concept, which included 34 restaurants, to Paradise Restaurant Group, LLC (“PRG”). Based on the terms of the purchase and sale agreement, we consolidated PRG after the sale transaction. Upon adoption of new accounting guidance for variable interest entities, we deconsolidated PRG on January 1, 2010. As a result, subsequent to 2009 this category includes only our Roy’s concept.

We operate restaurants under brands that have similar economic characteristics, nature of products and services, class of customer and distribution methods, and as a result, aggregate our operating segments into a single reporting segment.

System-Wide Sales

System-wide sales increased 7.0% in 2011 and 2.2% in 2010 and increased 6.4% for the three months ended March 31, 2012 as compared with the corresponding period in 2011. System-wide sales is a non-GAAP financial measure that includes sales of all restaurants operating under our brand names, whether we own them or not. System-wide sales comprises sales of company-owned restaurants and sales of franchised and unconsolidated joint venture restaurants. The table below presents the first component of system-wide sales, which is sales of company-owned restaurants:

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
Company-Owned Restaurant Sales (in millions):
Outback Steakhouse
Domestic	$2,027	$1,960	$1,954	$560	$532
International	336	281	260	83	83

Total	2,363	2,241	2,214	643	615
Carrabba’s Italian Grill	682	653	633	187	180
Bonefish Grill	441	403	375	127	114
Fleming’s Prime Steakhouse and Wine Bar	239	223	199	67	63
Other (1)	78	75	153	21	21

Total company-owned restaurant sales	$3,803	$3,595	$3,574	$1,045	$993

(1)	In September 2009, we sold our Cheeseburger in Paradise concept, which included 34 restaurants, to PRG. Based on the terms of the purchase and sale agreement, we consolidated PRG after the sale transaction. Upon adoption of new accounting guidance for variable interest entities, we deconsolidated PRG on January 1, 2010. As a result, subsequent to 2009 this category includes primarily our Roy’s concept.

The following information presents the second component of system-wide sales, which is sales of franchised and unconsolidated joint venture restaurants. These are restaurants that are not consolidated and from which we only receive a franchise royalty or a portion of their total income. Management believes that franchise and unconsolidated joint venture sales information is useful in analyzing our revenues because franchisees and affiliates pay royalties and/or service fees that generally are based on a percentage of sales. Management also uses this information to make decisions about future plans for the development of additional restaurants and new concepts as well as evaluation of current operations.

The following do not represent our sales and are presented only as an indicator of changes in the restaurant system, which management believes is important information regarding the health of our restaurant concepts.

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
Franchise and Unconsolidated Joint Venture Sales (in millions) (1):
Outback Steakhouse
Domestic	$300	$296	$294	$82	$80
International	311	234	170	87	69

Total	611	530	464	169	149
Carrabba’s Italian Grill	4	4	3	1	1
Bonefish Grill	18	16	16	5	4

Total franchise and unconsolidated joint venture sales (1)	$633	$550	$483	$175	$154

Income from franchise and unconsolidated joint ventures (2)	$36	$31	$26	$11	$10

(1)	Franchise and unconsolidated joint venture sales are not included in revenues in the Consolidated Statements of Operations and Comprehensive Income.
(2)	Represents the franchise royalty and the portion of total income related to restaurant operations included in the Consolidated Statements of Operations and Comprehensive Income in the line items “Other revenues” and “Income from operations of unconsolidated affiliates,” respectively.

Results of Operations—Three Months Ended March 31, 2012 and 2011

Revenues

Restaurant Sales

	Three Months Ended March 31,
(dollars in millions):	2012	2011	$ Change	% Change
Restaurant sales	$1,045.5	$993.1	$52.4	5.3%

The increase in restaurant sales in the three months ended March 31, 2012 as compared to the same period in 2011 was primarily attributable to (i) a $53.8 million increase in comparable restaurant sales at our existing restaurants (including a 5.2% combined comparable restaurant sales increase in the first quarter of 2012 at our core domestic concepts) which was primarily due to increases in customer traffic and general menu prices and (ii) a $7.0 million increase in sales from nine restaurants not included in our comparable restaurant sales base. We believe the increase in customer traffic was primarily a result of promotions throughout our concepts, innovations in our menu, service and operations, mild winter weather conditions, the additional day in February due to the leap year and renovations at additional Outback Steakhouse locations. The increase in restaurant sales in the three months ended March 31, 2012 as compared to the same period in 2011 was partially offset by a $6.0 million decrease from the sale (and franchise conversion) of nine of our company-owned Outback Steakhouse restaurants in Japan in October 2011 and a $2.4 million decrease from the closing of five restaurants since March 31, 2011.

The following table includes additional information about changes in restaurant sales at domestic company-owned restaurants for our core brands:

	Three Months Ended March 31,
	2012	2011
Average restaurant unit volumes (weekly):
Outback Steakhouse	$64,437	$61,785
Carrabba’s Italian Grill	$62,510	$60,423
Bonefish Grill	$64,869	$60,977
Fleming’s Prime Steakhouse and Wine Bar	$80,511	$77,171
Operating weeks:
Outback Steakhouse	8,693	8,614
Carrabba’s Italian Grill	2,991	2,983
Bonefish Grill	1,957	1,864
Fleming’s Prime Steakhouse and Wine Bar	832	823
Year over year percentage change:
Menu price increases: (1)
Outback Steakhouse	2.0%	1.6%
Carrabba’s Italian Grill	2.4%	1.7%
Bonefish Grill	2.7%	1.2%
Fleming’s Prime Steakhouse and Wine Bar	2.4%	2.0%
Comparable restaurant sales (restaurants open 18 months or more):
Outback Steakhouse	5.3%	4.3%
Carrabba’s Italian Grill	4.3%	3.9%
Bonefish Grill	6.2%	9.6%
Fleming’s Prime Steakhouse and Wine Bar	5.4%	11.4%
Combined (concepts above)	5.2%	5.4%

(1)	The stated menu price changes exclude the impact of product mix shifts to new menu offerings.

Costs and Expenses

Cost of Sales

	Three Months Ended March 31,
(dollars in millions):	2012	2011	Change
Cost of sales	$335.9	$317.8
% of Restaurant sales	32.1%	32.0%	0.1%

Cost of sales, consisting of food and beverage costs, increased as a percentage of restaurant sales for the three months ended March 31, 2012 as compared to the same period in 2011. The increase as a percentage of restaurant sales was primarily 1.2% from increases in beef, seafood, dairy and other commodity costs and 0.4% from changes in our product mix. The increase was partially offset by decreases as a percentage of restaurant sales of 0.7% from the impact of certain cost savings initiatives and 0.7% from menu price increases.

Labor and Other Related Expenses

	Three Months Ended March 31,
(dollars in millions):	2012	2011	Change
Labor and other related	$293.5	$282.8
% of Restaurant sales	28.1%	28.5%	(0.4)%

Labor and other related expenses include all direct and indirect labor costs incurred in operations, including distribution expense to managing partners, costs related to the Partner Equity Plan and the Partner Ownership Account Plan (see “Liquidity and Capital Resources—Stock-Based and Deferred Compensation Plans”), and other incentive compensation expenses. Labor and other related expenses decreased as a percentage of restaurant sales in the three months ended March 31, 2012 as compared to the same period in 2011. The decrease as a percentage of restaurant sales was primarily 0.8% from higher average unit volumes at our restaurants and 0.5% from the impact of certain cost savings initiatives. The decrease was partially offset by increases as a percentage of restaurant sales of the following: (i) 0.3% from higher field management labor, bonus and distribution expenses, (ii) 0.2% from higher kitchen and service labor costs, (iii) 0.2% from increases in worker’s compensation and health insurance costs and (iv) 0.1% from an increase in the Partner Equity Plan and other deferred compensation participant investment account obligations.

Other Restaurant Operating Expenses

	Three Months Ended March 31,
(dollars in millions):	2012	2011	Change
Other restaurant operating	$219.0	$214.2
% of Restaurant sales	20.9%	21.6%	(0.7)%

Other restaurant operating expenses include certain unit-level operating costs such as operating supplies, rent, repairs and maintenance, advertising expenses, utilities, pre-opening costs and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. The decrease as a percentage of restaurant sales in the three months ended March 31, 2012 as compared to the same period in 2011 was primarily due to 0.6% from higher average unit volumes at our restaurants and 0.3% from certain cost savings initiatives. The decrease was partially offset by an increase as a percentage of restaurant sales of 0.3% in general liability insurance expense.

General and Administrative Expenses

	Three Months Ended March 31,
(in millions):	2012	2011	Change
General and administrative	$76.0	$61.6	$14.4

General and administrative costs increased in the three months ended March 31, 2012 as compared to the same period in 2011 primarily due to the following: (i) $7.4 million of additional legal and other professional fees mainly resulting from amendment and restatement of a lease between OSI and PRP, (ii) $3.3 million of increased general and administrative costs associated with field support, managers-in-training and field compensation, bonus, distribution and partner buyout expense, (iii) $2.7 million of additional corporate compensation, taxes, benefits and business travel expenses primarily as a result of increasing our resources in consumer insights, research and development, productivity and human resources, (iv) $1.1 million of additional information technology expense, (v) a $1.0 million increase in severance expense and (vi) a $0.9 million increase in corporate occupancy costs primarily as a result of our amended home office lease. This was partially offset by a $1.4 million net increase in the cash surrender value of life insurance investments.

Provision for Impaired Assets and Restaurant Closings

	Three Months Ended March 31,
(in millions):	2012	2011	Change
Provision for impaired assets and restaurant closings	$4.4	$0.2	$4.2

During the three months ended March 31, 2012, we had $4.2 million of additional restaurant closing expense and impairment charges as compared to the same period in 2011. Restaurant impairment charges primarily resulted from the carrying value of a restaurant’s assets exceeding its estimated fair market value, primarily due to declining future cash flows from lower projected sales at existing locations (see “—Liquidity and Capital Resources—Fair Value Measurements”).

Income From Operations

	Three Months Ended March 31,
(dollars in millions):	2012	2011	Change
Income from operations	$90.4	$90.7
% of Total revenues	8.6%	9.1%	(0.5)%

Income from operations decreased in the three months ended March 31, 2012 as compared to the same period in 2011 primarily as a result of $7.4 million of additional legal and other professional fees mainly resulting from amendment and restatement of a lease between OSI and PRP included in General and administrative costs and increased expenses in Provision for impaired assets and restaurant closings both discussed above. These increases are offset by a 10.5% increase in operating margins at the restaurant level and higher average unit volumes at our restaurants. Operating margins are calculated as restaurant sales after deduction of the main restaurant-level operating costs (comprised of cost of sales, labor and other related costs and other restaurant operating expenses).

Loss on Extinguishment of Debt

During the first quarter of 2012, we recorded a $2.9 million loss related to the extinguishment of the CMBS Loan in connection with the CMBS Refinancing. See “Description of Indebtedness” for a further description of the 2012 CMBS Loan.

Provision For Income Taxes

	Three Months Ended March 31,
	2012	2011	Change
Effective income tax rate	19.2%	16.0%	3.2%

The net increase in the effective income tax rate in the three months ended March 31, 2012 as compared to the same period in 2011 was primarily due to the foreign tax provision being a higher percentage of projected consolidated pretax income as compared to the prior year.

The effective income tax rate for the three months ended March 31, 2012 was lower than the combined federal and state statutory rate of 38.7% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips and the elimination of noncontrolling interest together being such a large percentage of pretax income. This was partially offset by an increase in the valuation allowance. The effective income tax rate for the three months ended March 31, 2011 was lower than the combined federal and state statutory rate of 38.9% due to the benefit of the expected tax credit for excess FICA tax on employee-reported tips being such a large percentage of projected annual pretax income. This was partially offset by the income taxes in states that only have limited deductions in computing the state current tax provision.

Results of Operations—Years Ended December 31, 2011, 2010 and 2009

Revenues

Restaurant Sales

	Years Ended December 31,				Years Ended December 31,
(dollars in millions):	2011	2010	$ Change	% Change	2010	2009	$ Change	% Change
Restaurant sales	$3,803.3	$3,594.7	$208.6	5.8%	$3,594.7	$3,573.8	$20.9	0.6%

The increase in restaurant sales in 2011 as compared to 2010 was primarily attributable to (i) a $195.7 million increase in comparable restaurant sales at our existing restaurants (including a 4.9% combined comparable restaurant sales increase in 2011 at our core domestic restaurants), which was primarily due to increases in customer traffic and general menu prices and (ii) a $15.9 million increase in sales from 17 restaurants not included in our comparable restaurant sales base. The increase in customer traffic was primarily a result of promotions throughout our concepts, innovations in our menu, service and operations and renovations at Outback Steakhouse. The increase in restaurant sales in 2011 as compared to 2010 was partially offset by a $2.0 million decrease from the closing of three restaurants during 2011 and a $1.0 million decrease from the sale (and franchise conversion) of nine of our company-owned Outback Steakhouse restaurants in Japan in October 2011.

The increase in restaurant sales in 2010 as compared to 2009 was primarily attributable to (i) a $90.0 million increase in comparable restaurant sales at our existing restaurants (2.7% combined comparable restaurant sales increase in 2010 at our core domestic restaurants) primarily due to an increase in customer traffic and partially offset by customer selection of lower-priced menu items and (ii) a $23.1 million increase in sales from 32 restaurants not included in our comparable restaurant sales base. The increase in customer traffic was primarily a result of promotions throughout our concepts, innovations in our menu, service and operations and an increase in the overall level of marketing spending. The increase in restaurant sales in 2010 as compared to 2009 was partially offset by a $75.5 million decrease from the sale and de-consolidation of 34 Cheeseburger in Paradise locations and a $16.7 million decrease from the closing of 16 restaurants during 2010.

The following table includes additional information about changes in restaurant sales at domestic company-owned restaurants for our core brands:

	Years Ended December 31,
	2011	2010	2009
Average restaurant unit volumes (in thousands):
Outback Steakhouse	$3,029	$2,906	$2,857
Carrabba’s Italian Grill	$2,946	$2,816	$2,737
Bonefish Grill	$3,023	$2,781	$2,606
Fleming’s Prime Steakhouse and Wine Bar	$3,730	$3,476	$3,148
Operating weeks:
Outback Steakhouse	34,914	35,200	35,720
Carrabba’s Italian Grill	12,077	12,097	12,065
Bonefish Grill	7,600	7,553	7,491
Fleming’s Prime Steakhouse and Wine Bar	3,337	3,337	3,292
Year over year percentage change:
Menu price increases (decreases):(1)
Outback Steakhouse	1.5%	(0.1)%	1.3%
Carrabba’s Italian Grill	1.5%	0.4%	1.6%
Bonefish Grill	1.9%	0.2%	1.5%
Fleming’s Prime Steakhouse and Wine Bar	3.0%	0.5%	0.6%
Comparable restaurant sales (restaurants open 18 months or more):
Outback Steakhouse	4.0%	1.5%	(8.8)%
Carrabba’s Italian Grill	4.6%	2.9%	(6.1)%
Bonefish Grill	8.3%	6.5%	(5.9)%
Fleming’s Prime Steakhouse and Wine Bar	7.4%	10.4%	(16.4)%
Combined (concepts above)	4.9%	2.7%	(8.6)%

(1)	The stated menu price changes exclude the impact of product mix shifts to new menu offerings.

Costs and Expenses

Cost of Sales

	Years Ended December 31,			Years Ended December 31,
(dollars in millions):	2011	2010	Change	2010	2009	Change
Cost of sales	$1,226.1	$1,152.0		$1,152.0	$1,184.1
% of Restaurant sales	32.2%	32.0%	0.2%	32.0%	33.1%	(1.1)%

Cost of sales, consisting of food and beverage costs, increased as a percentage of restaurant sales in 2011 as compared to 2010. The increase as a percentage of restaurant sales was primarily 1.4% from increases in seafood, dairy, beef and other commodity costs. The increase was partially offset by decreases as a percentage of restaurant sales of 0.9% from the impact of certain cost savings initiatives and 0.4% from menu price increases.

The decrease as a percentage of restaurant sales in 2010 as compared to 2009 was primarily 1.1% from the impact of certain cost savings initiatives and 0.7% from decreases in beef costs. The decrease was partially offset by increases as a percentage of restaurant sales of the following: (i) 0.3% from increases in produce, dairy and other commodity costs, (ii) 0.2% due to changes in our product mix and (iii) 0.2% from changes in our limited-time offers and other promotions.

Labor and Other Related Expenses

	Years Ended December 31,			Years Ended December 31,
(dollars in millions):	2011	2010	Change	2010	2009	Change
Labor and other related	$1,094.1	$1,034.4		$1,034.4	$1,024.1
% of Restaurant sales	28.8%	28.8%	—%	28.8%	28.7%	0.1%

Labor and other related expenses include all direct and indirect labor costs incurred in operations, including distribution expense to managing partners, costs related to the Partner Equity Plan and the Partner Ownership Account Plan (see “—Liquidity and Capital Resources—Stock-Based and Deferred Compensation Plans”), and other incentive compensation expenses. Labor and other related expenses were flat as a percentage of restaurant sales in 2011 as compared to 2010. Items that contributed to an increase as a percentage of restaurant sales included the following: (i) 0.4% from higher kitchen and service labor costs, (ii) 0.3% from higher field management labor, bonus and distribution expenses, (iii) 0.2% from a settlement of an Internal Revenue Service assessment of employment taxes and (iv) 0.1% from an increase in health insurance costs. These increases were offset by decreases as a percentage of restaurant sales of 0.7% from higher average unit volumes at our restaurants and 0.3% from the impact of certain cost savings initiatives.

Labor and other related expenses increased as a percentage of restaurant sales in 2010 as compared with 2009. The increase as a percentage of restaurant sales was primarily due to the following: (i) 0.4% from higher kitchen, service and field management labor costs, (ii) 0.2% from an increase in health insurance costs and (iii) 0.2% from higher distribution expense to managing partners. The increase was partially offset by decreases as a percentage of restaurant sales of 0.5% from the impact of certain cost savings initiatives and 0.2% from higher average unit volumes at our restaurants.

Other Restaurant Operating Expenses

	Years Ended December 31,			Years Ended December 31,
(dollars in millions):	2011	2010	Change	2010	2009	Change
Other restaurant operating	$890.0	$864.2		$864.2	$849.7
% of Restaurant sales	23.4%	24.0%	(0.6)%	24.0%	23.8%	0.2%

Other restaurant operating expenses include certain unit-level operating costs such as operating supplies, rent, repairs and maintenance, advertising expenses, utilities, pre-opening costs and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. The decrease as a percentage of restaurant sales in 2011 as compared to 2010 was primarily 0.7% from higher average unit volumes at our restaurants and 0.4% from certain cost savings initiatives. The decrease was partially offset by increases as a percentage of restaurant sales of 0.2% in operating supplies expense and 0.2% in advertising costs.

The increase as a percentage of restaurant sales in 2010 as compared to 2009 was primarily due to the following: (i) 0.4% from increases in advertising costs, (ii) 0.2% from increases in the recognition of deferred gift card fees, (iii) 0.2% from increases in repairs and maintenance costs, occupancy costs and operating supplies expense and (iv) 0.2% from higher general liability insurance expense. The increase was partially offset by decreases as a percentage of restaurant sales of 0.5% from higher average unit volumes at our restaurants and 0.2% from certain cost savings initiatives.

Depreciation and Amortization Expenses

	Years Ended December 31,			Years Ended December 31,
(dollars in millions):	2011	2010	Change	2010	2009	Change
Depreciation and amortization	$153.7	$156.3		$156.3	$186.1
% of Total revenues	4.0%	4.3%	(0.3)%	4.3%	5.2%	(0.9)%

Depreciation and amortization expense decreased as a percentage of total revenues in 2011 as compared to 2010. This decrease as a percentage of total revenues was primarily 0.2% from certain assets being fully depreciated as of June 2010 as a result of purchase accounting adjustments recorded in conjunction with the Merger and 0.2% from higher average unit volumes at our restaurants. The decrease was partially offset by an increase as a percentage of restaurant sales of 0.1% from depreciation expense on property, fixtures and equipment additions during 2011 primarily due to our Outback Steakhouse renovations.

The decrease as a percentage of total revenues in 2010 as compared to 2009 was primarily 0.7% from certain assets being fully depreciated as of June 2009 and June 2010 as a result of purchase accounting adjustments recorded in conjunction with the Merger and 0.1% from higher average unit volumes at our restaurants.

General and Administrative Expenses

	Years Ended December 31,			Years Ended December 31,
(in millions):	2011	2010	Change	2010	2009	Change
General and administrative	$291.1	$252.8	$38.3	$252.8	$252.3	$0.5

General and administrative costs increased in 2011 as compared to 2010 primarily due to the following: (i) $12.1 million of additional corporate compensation, bonus and relocation expenses primarily as a result of increasing our resources in consumer insights, research and development, productivity and human resources, (ii) $8.2 million of increased general and administrative costs associated with field support, managers-in-training and field compensation, bonus, distribution and buyout expense, (iii) a $6.2 million net decline in the cash surrender value of life insurance investments, (iv) $7.4 million of additional legal and other professional fees, (v) a $4.3 million loss from the sale of nine of our company-owned Outback Steakhouse restaurants in Japan in October 2011, (vi) $3.8 million of additional information technology expense, (vii) $1.7 million of increased corporate business travel and meeting-related expenses and (viii) $0.5 million of expenses incurred in 2011 in connection with the Sale-Leaseback Transaction. This increase was partially offset by $5.3 million of cost savings initiatives and a $2.0 million allowance for the PRG promissory note recorded in the first quarter of 2010.

The increase in 2010 as compared to 2009 was primarily attributable to the following: (i) $10.2 million of increased general and administrative costs associated with field support, managers-in-training and distribution expense, (ii) $10.0 million of additional consulting and legal fees primarily related to our productivity improvement and brand growth strategies, (iii) $4.4 million of additional corporate compensation expense as a result of increasing our resources in consumer insights, research and development, productivity and human resources and (iv) a $4.1 million net decline in the cash surrender value of life insurance investments. This increase was substantially offset by the following: (i) a $14.0 million decrease in restricted stock, deferred compensation and partner buyout expenses that was mostly attributable to accelerated vesting of restricted stock for certain executive officers in 2009, (ii) a $7.1 million reduction of bonus and severance expenses, (iii) a $3.8 million decrease from certain cost savings initiatives and (iv) a $1.3 million decrease in ongoing operating costs at closed locations.

Recovery of Note Receivable From Affiliated Entity

In November 2011, we received a settlement payment of $33.3 million from T-Bird in connection with a settlement agreement that satisfied all outstanding litigation with T-Bird.

Loss on Contingent Debt Guarantee

We are the guarantor of an uncollateralized line of credit that permits borrowing of up to $24.5 million for the company’s joint venture partner, RY-8, in the development of Roy’s restaurants (see “—Liquidity and Capital Resources—Debt Guarantees”). We recorded a $24.5 million loss associated with this guarantee in the year ended December 31, 2009.

Goodwill Impairment

We did not record a goodwill impairment charge during the years ended December 31, 2011 and 2010. We recorded a goodwill impairment charge of $58.1 million for the domestic Outback Steakhouse concept during the second quarter of 2009 in connection with our annual impairment test.

Our review of the recoverability of goodwill was based primarily upon an analysis of the discounted cash flows of the related reporting units as compared to their carrying values. These goodwill impairment charges occurred due to poor overall economic conditions, declining sales at our restaurants, reductions in our projected results for future periods and a challenging environment for the restaurant industry (see “—Critical Accounting Policies and Estimates”).

Provision for Impaired Assets and Restaurant Closings

	Years Ended December 31,			Years Ended December 31,
(in millions):	2011	2010	Change	2010	2009	Change
Provision for impaired assets and restaurant closings	$14.0	$5.2	$8.8	$5.2	$134.3	$(129.1)

During the years ended December 31, 2011 and 2010 and 2009, we recorded a provision for impaired assets and restaurant closings of $14.0 million, $5.2 million and $134.3 million, respectively, for certain of our restaurants, intangible assets and other assets (see “—Liquidity and Capital Resources—Fair Value Measurements”).

During 2009, our provision for impaired assets and restaurant closings primarily included: (i) $46.0 million of impairment charges to reduce the carrying value of the assets of Cheeseburger in Paradise to their estimated fair market value due to our sale of the concept in the third quarter of 2009, (ii) $47.6 million of impairment charges and restaurant closing expense for certain of our other restaurants and (iii) $36.0 million of impairment charges for the domestic Outback Steakhouse and Carrabba’s Italian Grill trade names.

We used the discounted cash flow method to determine the fair value of our intangible assets. The trade name impairment charges occurred due to poor overall economic conditions, declining sales at our restaurants, reductions in our projected results for future periods and a challenging environment for the restaurant industry. Restaurant impairment charges primarily resulted from the carrying value of a restaurant’s assets exceeding its estimated fair market value, primarily due to anticipated closures or declining future cash flows from lower projected future sales at existing locations (see “—Critical Accounting Policies and Estimates”).

Income (Loss) From Operations

	Years Ended December 31,			Years Ended December 31,
(dollars in millions):	2011	2010	Change	2010	2009	Change
Income (loss) from operations	$213.5	$168.9		$168.9	$(109.3)
% of Total revenues	5.6%	4.7%	0.9%	4.7%	(3.0)%	7.7%

Income (loss) from operations increased in 2011 as compared to 2010 and in 2010 as compared to 2009 primarily as a result of a 9.0% and 5.5% increase in operating margins, respectively, higher average unit volumes at our restaurants and certain other items as described above.

Gain on Extinguishment of Debt

During the first quarter of 2009, OSI purchased $240.1 million in aggregate principal amount of its Senior Notes in a cash tender offer. OSI paid $73.0 million for the Senior Notes purchased and $6.7 million of accrued interest. We recorded a gain from the extinguishment of debt of $158.1 million in 2009. The gain was reduced by $6.1 million for the pro rata portion of unamortized deferred financing fees that related to the extinguished Senior Notes and by $3.0 million for fees related to the tender offer.

Interest Expense, Net

	Years Ended December 31,			Years Ended December 31,
(in millions):	2011	2010	Change	2010	2009	Change
Interest expense, net	$83.4	$91.4	$(8.0)	$91.4	$115.9	$(24.5)

The decrease in net interest expense in 2011 as compared to 2010 was primarily due to a $4.6 million decline in interest expense for OSI’s senior secured credit facilities, largely as a result of a decline in the total outstanding balance of those facilities, and to $1.4 million of interest expense on our interest rate collar for OSI’s senior secured credit facilities during 2010 that was not incurred in 2011 (since the collar matured in 2010).

The decrease in net interest expense in 2010 as compared to 2009 was primarily due to a net $14.1 million decrease in interest expense mainly due to mark to market adjustments on our interest rate collar for OSI’s senior secured credit facilities that matured effective September 30, 2010 and a reduction of approximately $5.2 million of interest expense as a result of the $240.1 million decrease in principal outstanding on OSI’s Senior Notes from its completion of a cash tender offer during March of 2009.

Provision (Benefit) For Income Taxes

	Years Ended December 31,			Years Ended December 31,
	2011	2010	Change	2010	2009	Change
Effective income tax rate	16.6%	26.5%	(9.9)%	26.5%	3.7%	22.8%

The net decrease in the effective income tax rate in 2011 as compared to the previous year was primarily due to the increase in the domestic pretax book income in which the deferred income tax assets are subject to a valuation allowance and the state and foreign income tax provision being a lower percentage of consolidated pretax income as compared to the prior year. The net increase in the effective income tax rate in 2010 as compared to the previous year was primarily due to the effect of the change in the valuation allowance against deferred income tax assets.

The effective income tax rate for the year ended December 31, 2011 was lower than the combined federal and state statutory rate of 38.7% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips and loss on investments as a result of the sale of assets in Japan together being such a large percentage of pretax income. The effective income tax rate for the year ended December 31, 2010 was lower than the combined federal and state statutory rate of 38.9% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips, which was partially offset by the valuation allowance and income taxes in states that only have limited deductions in computing the state current income tax provision. The effective income tax rate for the year ended December 31, 2009 was significantly lower than the combined federal and state statutory rate of 38.9% primarily due to an increase in the valuation allowance on deferred income tax assets, which was partially offset by the benefit of the tax credit for excess FICA tax on employee-reported tips being such a large percentage of pretax loss.

Selected Quarterly Financial Data

The following table sets forth our unaudited quarterly consolidated statements of operations data (in thousands) for each of the four quarters in 2011. The data has been prepared on the same basis as the audited Consolidated Financial Statements and related Notes for the year ended December 31, 2011 included in this prospectus and you should read the following tables together with such financial statements. The quarterly results of operations include all normal recurring adjustments necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

	Three Months Ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Revenues
Restaurant sales	$945,017	$919,093	$946,033	$993,109
Other revenues	10,621	9,182	9,469	8,740

Total revenues	955,638	928,275	955,502	1,001,849

Costs and expenses
Cost of sales	303,191	300,140	305,003	317,764
Labor and other related	273,651	262,345	275,314	282,807
Other restaurant operating	220,887	230,268	224,692	214,157
Depreciation and amortization	39,131	37,807	38,463	38,288
General and administrative	83,117	76,881	69,548	61,578
Recovery of note receivable from affiliated entity	(33,150)	—	—	—
Provision for impaired assets and restaurant closings	8,900	1,208	3,723	208
Income from operations of unconsolidated affiliates	(1,052)	(1,416)	(1,995)	(3,646)

Total costs and expenses	894,675	907,233	914,748	911,156

Income from operations	60,963	21,042	40,754	90,693
Other (expense) income, net	(660)	1,234	559	(303)
Interest expense, net	(20,828)	(20,674)	(20,692)	(21,193)

Income before provision for income taxes	39,475	1,602	20,621	69,197
Provision for income taxes	6,222	234	4,178	11,082

Net income	33,253	1,368	16,443	58,115
Less: net income attributable to noncontrolling interests	2,722	789	2,440	3,223

Net income attributable to Bloomin’ Brands, Inc.	$30,531	$579	$14,003	$54,892

The following table sets forth, for the periods indicated, (1) percentages that items in our unaudited quarterly condensed consolidated statements of operations bear to total revenues or restaurant sales, as indicated, and (2) selected operating data:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2011	2011	2011	2011
Revenues
Restaurant sales	98.9%	99.0%	99.0%	99.1%
Other revenues	1.1	1.0	1.0	0.9

Total revenues	100.0	100.0	100.0	100.0

Costs and expenses
Cost of sales (1)	32.1	32.7	32.2	32.0
Labor and other related (1)	29.0	28.5	29.1	28.5
Other restaurant operating (1)	23.4	25.1	23.8	21.6
Depreciation and amortization	4.1	4.1	4.0	3.8
General and administrative	8.7	8.3	7.3	6.1
Recovery of note receivable from affiliated entity	(3.5)	—	—	—
Provision for impaired assets and restaurant closings	0.9	0.1	0.4	*
Income from operations of unconsolidated affiliates	(0.1)	(0.2)	(0.2)	(0.4)
Total costs and expenses	93.6	97.7	95.7	90.9

Income from operations	6.4	2.3	4.3	9.1
Other (expense) income, net	(0.1)	0.1	0.1	(* )
Interest expense, net	(2.2)	(2.2)	(2.2)	(2.2)

Income before provision for income taxes	4.1	0.2	2.2	6.9
Provision for income taxes	0.6	*	0.5	1.1

Net income	3.5	0.2	1.7	5.8
Less: net income attributable to noncontrolling interests	0.3	0.1	0.2	0.3

Net income attributable to Bloomin’ Brands, Inc.	3.2%	0.1%	1.5%	5.5%

(1)	As a percentage of Restaurant sales.
*	Less than 1/10th of one percent of total revenues.

Changes in restaurant sales reflect the seasonality of our business throughout the year (customer spending patterns at restaurants are generally highest in the first quarter of the year and lowest in the third quarter of the year).

General and administrative expenses continued to trend higher each quarter in 2011 primarily driven by our near-term growth strategy initiatives which generated additional corporate compensation, bonus and relocation expenses primarily as a result of increasing our resources in consumer insights, research and development, productivity and human resources as well as additional field support, managers-in-training and field compensation, bonus and distribution expenses.

In November 2011, we received a settlement payment of $33.3 million from T-Bird in connection with a settlement agreement that satisfied all outstanding litigation with T-Bird, which is recorded in Recovery of note receivable from affiliated entity. Provision for impaired assets and restaurant closings expenses represents impairment charges for nonrecurring fair value measurements on our long-lived assets held and used and is recognized to the extent that the fair value of the assets is less than the carrying value.

The effective income tax rates for the three months ended December 31, 2011, September 30, 2011, June 30, 2011 and March 31, 2011 were 15.8%, 14.6%, 20.3% and 16.0%, respectively. The net changes in the effective income tax rate in these periods were primarily due to the changes in the pretax book income in the jurisdictions in which the deferred tax assets are subject to a valuation allowance and the foreign income tax provision varying as a percentage of consolidated pretax income.

Liquidity and Capital Resources

Potential Impacts of Market Conditions on Capital Resources

During 2010 and 2011, we experienced a strengthening of trends in consumer traffic and increases in comparable restaurant sales, operating cash flows and operating income. Our comparable restaurant sales continued to increase during the first quarter of 2012. However, the restaurant industry continues to be challenged and uncertainty exists as to the sustainability of these favorable trends. We have continued to implement various cost savings initiatives, including food cost decreases through waste reduction and supply chain and labor efficiency initiatives. We developed new menu items to appeal to value-conscious consumers and used marketing campaigns to promote these items.

As of March 31, 2012 and December 31, 2011, we had approximately $83.2 million and $82.4 million, respectively, in available unused borrowing capacity under our working capital revolving credit facility (after giving effect to undrawn letters of credit of approximately $66.8 million and $67.6 million, respectively,) and $67.0 million in available unused borrowing capacity under our pre-funded revolving credit facility that provides financing for capital expenditures only (see “Description of Indebtedness”).

We believe that expected cash flow from operations, planned borrowing capacity, short-term investments and restricted cash balances are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next twelve months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow and our ability to manage costs and working capital successfully. At March 31, 2012 and December 31, 2011, we were in compliance with our covenants.

Summary of Cash Flows

We require capital primarily for principal and interest payments on our debt, prepayment requirements under our term loan facility (see “Description of Indebtedness”), obligations related to our deferred compensation plans, the development of new restaurants, remodeling older restaurants, investments in technology, and acquisitions of franchisees and joint venture partners.

The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the periods indicated (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
Net cash provided by operating activities	$322,450	$275,154	$195,537	$2,096	$41,644
Net cash (used in) provided by investing activities	(113,142)	(71,721)	(39,171)	155,820	(18,927)
Net cash used in financing activities	(89,300)	(167,315)	(137,397)	(306,404)	(23,025)
Effect of exchange rate changes on cash and cash equivalents	(3,460)	(1,539)	870	1,463	1,514

Net increase (decrease) in cash and cash equivalents	$116,548	$34,579	$19,839	$(147,025)	$1,206

Operating Activities

Net cash provided by operating activities decreased in the three months ended March 31, 2012 as compared to the same period in 2011 primarily as a result of decreases in the changes in accounts payable and accrued expenses mainly due to acceleration of payments prior to the end of 2010 and an increase in gift card redemptions in the first quarter of 2012 as compared to the first quarter of 2011. The decrease in net cash provided by operating activities was partially offset by an increase in cash generated from restaurant operations due to increases in comparable restaurant sales and a decrease in the change in other current assets primarily due to timing of holiday gift card sales collections from third-party vendors.

Net cash provided by operating activities increased in 2011 as compared to 2010 primarily as a result of the following: (i) an increase in cash generated from restaurant operations due to comparable restaurant sales increases, (ii) certain food, labor and other cost savings initiatives, (iii) an acceleration of certain accounts payable and other related payments prior to the end of 2010 and (iv) a decrease in cash paid for interest, which was $72.1 million for the year ended December 31, 2011 compared to $96.7 million in 2010. The increase in net cash provided by operating activities was partially offset by an increase in other current assets primarily due to an increase in third-party gift card receivables and an increase in cash paid for income taxes, net of refunds, which was $27.7 million for the year ended December 31, 2011 compared to $10.8 million in 2010.

Net cash provided by operating activities increased in 2010 as compared to 2009 primarily as a result of the following: (i) an increase in cash generated from restaurant operations due to comparable restaurant sales increases, (ii) certain food, labor and other cost savings initiatives, (iii) a delay in accounts payable and other related payments at December 31, 2008, (iv) a decrease in cash paid for interest, which was $96.7 million for the year ended December 31, 2010 compared to $109.0 million in 2009 and (v) a decrease in cash paid for income taxes, net of refunds, which was $10.8 million for the year ended December 31, 2010 compared to $21.3 million in 2009. The increase in net cash provided by operating activities was partially offset by (i) a significant decline in inventory during 2009 as a result of utilization of inventory on hand, (ii) a significant increase in bonuses paid during 2010 as compared to 2009 and (iii) an acceleration of certain accounts payable and other related payments prior to the end of 2010.

Investing Activities

Net cash provided by investing activities during the three months ended March 31, 2012 consisted primarily of $192.9 million of proceeds from the Sale-Leaseback Transaction partially offset by $34.0 million of capital expenditures and the $4.3 million net difference between restricted cash received and restricted cash used, which was mainly related to the use of restricted cash for deferred compensation plans. Net cash used in investing activities during the three months ended March 31, 2011 was primarily driven by $20.5 million of capital expenditures.

We estimate that our capital expenditures will total between approximately $180.0 million and $210.0 million in 2012. The amount of actual capital expenditures may be affected by general economic, financial, competitive, legislative and regulatory factors, among other things, including restrictions imposed by our borrowing arrangements. We expect to continue to review the level of capital expenditures throughout 2012.

Net cash used in investing activities during the year ended December 31, 2011 consisted primarily of capital expenditures of $120.9 million and a royalty termination fee of $8.5 million. This was partially offset by $10.1 million of proceeds from the sale of nine of our company-owned Outback Steakhouse restaurants in Japan. Net cash used in investing activities during the year ended December 31, 2010 consisted primarily of the following: (i) capital expenditures of $60.5 million, (ii) the $11.3 million net difference between restricted cash received and restricted cash used, which was primarily related to the use of restricted cash for deferred compensation plans and (iii) deconsolidated PRG cash of $4.4 million. This was partially offset by the $4.0 million net difference between the proceeds from the sale and purchases of company-owned life insurance. Net cash used in investing activities for the year ended December 31, 2009 was primarily attributable to capital expenditures of $57.5 million and was partially offset by the $10.3 million net difference between the proceeds from the sale and the purchases of company-owned life insurance.

Financing Activities

Net cash used in financing activities during the three months ended March 31, 2012 was primarily attributable to the following: (i) extinguishment of PRP’s CMBS Loan (see “Description of Indebtedness”) of $777.6 million, (ii) repayments of partner deposits and accrued partner obligations of $9.2 million, (iii) repayments of long-term debt of $6.6 million, (iv) deferral of $5.4 million of financing fees associated with the refinancing of PRP’s CMBS Loan and (v) distributions to noncontrolling interests of $4.3 million. This was partially offset by the proceeds received from the 2012 CMBS Loan of $495.2 million. Net cash used in financing activities during the three months ended March 31, 2011 was primarily attributable to the following: (i) repayments of partner deposits and accrued partner obligations of $13.3 million, (ii) repayments of long-term debt of $5.7 million and (iii) distributions to noncontrolling interests of $4.0 million.

Net cash used in financing activities during the year ended December 31, 2011 was primarily attributable to the following: (i) repayments of borrowings on long-term debt and OSI’s revolving credit facilities of $103.3 million, (ii) the net difference between repayments and receipts of partner deposits and other contributions of $36.0 million and (iii) distributions to noncontrolling interests of $13.5 million. This was partially offset by the collection of the note receivable from T-Bird of $33.3 million and proceeds from borrowings on OSI’s revolving credit facilities of $33.0 million. Net cash used in financing activities during the year ended December 31, 2010 was primarily attributable to the following: (i) repayments of borrowings on long-term debt and OSI’s revolving credit facilities of $196.8 million, (ii) the net difference between repayment and receipt of partner deposit and accrued buyout contributions of $18.0 million and (iii) distributions to noncontrolling interests of $11.6 million. This was partially offset by proceeds from borrowings on OSI’s revolving credit facilities of $61.0 million. Net cash used in financing activities for the year ended December 31, 2009 was primarily attributable to: (i) $76.0 million of cash paid for the extinguishment of a portion of OSI’s Senior Notes and related fees, (ii) repayments of borrowings on long-term debt and OSI’s revolving credit facilities of $37.2 million, (iii) $33.3 million of cash paid for the purchase of the note related to OSI’s guaranteed debt for T-Bird and (iv) distributions to noncontrolling interests of $9.1 million. Net cash used in financing activities in 2009 was partially offset by $23.7 million of proceeds from borrowings on OSI’s revolving credit facilities.

Financial Condition as of March 31, 2012

Current assets decreased to $526.0 million at March 31, 2012 as compared with $708.3 million at December 31, 2011 primarily due to decreases in Cash and cash equivalents of $147.0 million (see “—Summary of Cash Flows”) and Current portion of restricted cash of $13.6 million. The decrease in Current portion of restricted cash was due to the CMBS Refinancing effective in March 2012 (see “Description of Indebtedness”). Other current assets also decreased $16.6 million mainly due to a $23.7 million decrease in receivables primarily as a result of seasonality in third-party gift card and promotional sales and $7.3 million of individually immaterial other current assets partially offset by timing related increases of $14.4 million in prepaid expense.

Working capital (deficit) totaled ($30.0) million and ($248.1) million at March 31, 2012 and December 31, 2011, respectively, and included Unearned revenue from unredeemed gift cards of $202.2 million and $299.6 million at March 31, 2012 and December 31, 2011, respectively. We have, and in the future may continue to have, negative working capital balances (as is common for many restaurant companies). We operate successfully with negative working capital because cash collected on restaurant sales is typically received before payment is due on our current liabilities and our inventory turnover rates require relatively low investment in inventories. Additionally, ongoing cash flows from restaurant operations and gift card sales are used to service debt obligations and for capital expenditures.

Current liabilities decreased to $556.0 million at March 31, 2012 as compared with $956.4 million at December 31, 2011 primarily due to an decrease in the Current portion of long-term debt of $274.4 million as a result of the CMBS Refinancing. The decrease was also driven by a decline in Unearned revenue of $97.4 million as a result of seasonality in third-party gift card and promotional sales and redemptions. Accrued and other current liabilities decreased $40.1 million primarily due to a decrease in accrued payroll and other compensation for 2011 performance compensation paid in March 2012.

Financial Condition as of December 31, 2011

Current assets increased to $708.3 million at December 31, 2011 as compared with $530.9 million at December 31, 2010 primarily due to an increase in Cash and cash equivalents of $116.5 million. This increase in Cash and cash equivalents was driven by a reduction in net repayments of long-term debt and borrowings on OSI’s revolving credit facilities during 2011 as compared to 2010 of $65.5 million, the receipt of a $33.3 million settlement payment from T-Bird in November 2011 and an increase in cash provided by our restaurant operations. This increase was partially offset by $60.4 million of additional capital expenditures during 2011 as compared to 2010. Other current assets also increased $32.6 million driven primarily by a $36.5 million increase in receivables as a result of third-party gift card and promotional sales.

Working capital (deficit) totaled ($248.1) million and ($120.1) million at December 31, 2011 and 2010, respectively, and included Unearned revenue from unredeemed gift cards of $299.6 million and $269.1 million at December 31, 2011 and 2010, respectively. We have, and in the future may continue to have, negative working capital balances (as is common for many restaurant companies). We operate successfully with negative working capital because cash collected on restaurant sales is typically received before payment is due on our current liabilities and our inventory turnover rates require relatively low investment in inventories. Additionally, ongoing cash flows from restaurant operations and gift card sales are used to service debt obligations and for capital expenditures.

Current liabilities increased to $956.4 million at December 31, 2011 as compared with $651.0 million at December 31, 2010 primarily due to an increase in the Current portion of long-term debt of $237.6 million as a result of the June 2012 maturity of PRP’s CMBS Loan (see “Description of Indebtedness”). This increase was also due to an increase in unearned revenue of $30.5 million as a result of the increase in third-party gift card and promotional sales. Accounts payable also increased $19.1 million driven by an acceleration of certain accounts payable and other related payments prior to the end of 2010 as well as an increase in our construction in progress accrual in 2011 due to increased remodeling activity and new restaurant development.

Transactions

Effective March 14, 2012, we entered into the Sale-Leaseback Transaction with two third-party real estate institutional investors in which we sold 67 restaurant properties at fair market value for net proceeds of $192.9 million. We then simultaneously leased these properties back under nine master leases (collectively, the “REIT Master Leases”). The initial term of the REIT Master Leases are 20 years with four five-year renewal options. One renewal period is at a fixed rental amount and the last three renewal periods are generally based at then-current fair market values. The sale at fair market value and subsequent leaseback qualified for sale-leaseback accounting treatment, and the REIT Master Leases are classified as operating leases. We deferred the recognition of the $42.9 million gain on the sale of certain of the properties over the initial term of the lease. In accordance with the applicable accounting guidance, the 67 restaurant properties are not classified as held for sale at December 31, 2011 since we are leasing back the properties.

On May 10, 2012, we entered into a first amendment to our management agreement with Kangaroo Management Company I, LLC (the “Management Company”), whose members are entities affiliated with our Sponsors and our Founders. This amendment provides that if the management agreement is terminated due to an initial public offering (including this offering) in 2012, we will pay the Management Company, within 60 days of completion of the offering, but no later than December 31, 2012, a termination fee of $8.0 million. This termination fee will be paid in addition to the pro-rated periodic fee as provided in the management agreement and the management agreement will terminate immediately prior to the completion of this offering.

On May 10, 2012, the Retention Bonus and the Incentive Bonus with our Chief Executive Officer (“CEO”) were amended. The amendment to the bonus agreements provides that if an initial public offering (including this offering) is completed in 2012, the remaining payments under each agreement are accelerated to a single lump sum payment of $22.4 million payable within 60 days of the completion of the offering, but no later than December 31, 2012, provided she is employed as CEO at the time of such offering.

Credit Facilities and Other Indebtedness

Bloomin’ Brands is a holding company and conducts its operations through its subsidiaries, certain of which have incurred their own indebtedness as described below.

On June 14, 2007, OSI entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions. These senior secured credit facilities provide for senior secured financing of up to $1.6 billion, consisting of a $1.3 billion term loan facility, a $150.0 million working capital revolving credit facility, including letter of credit and swing-line loan sub-facilities, and a $100.0 million pre-funded revolving credit facility that provides financing for capital expenditures only.

The senior secured term loan facility matures June 14, 2014. At each rate adjustment, OSI has the option to select a Base Rate plus 125 basis points or a Eurocurrency Rate plus 225 basis points for the borrowings under this facility. The Base Rate option is the higher of the prime rate of Deutsche Bank AG New York Branch and the federal funds effective rate plus 0.5 of 1% (3.25% at March 31, 2012, December 31, 2011 and 2010). The Eurocurrency Rate option is the 30, 60, 90 or 180-day Eurocurrency Rate (ranging from 0.31% to 0.81%, 0.38% to 0.88% and from 0.31% to 0.50% at March 31, 2012, December 31, 2011 and 2010, respectively). The Eurocurrency Rate may have a nine- or twelve-month interest period if agreed upon by the applicable lenders. With either the Base Rate or the Eurocurrency Rate, the interest rate is reduced by 25 basis points if the associated Moody’s Applicable Corporate Rating then most recently published is B1 or higher (the rating was Caa1 at March 31, 2012, December 31, 2011 and 2010).

OSI is required to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of its “annual excess cash flow” (with step-downs to 25% and 0% based upon its rent-adjusted leverage ratio), as defined in the credit agreement and subject to certain exceptions;

•

100% of its “annual minimum free cash flow,” as defined in the credit agreement, not to exceed $75.0 million for each fiscal year, if its rent-adjusted leverage ratio exceeds a certain minimum threshold;

•	100% of the net proceeds of certain assets sales and insurance and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any debt incurred, excluding permitted debt issuances.

Additionally, OSI is required, on an annual basis, to first, repay outstanding loans under the pre-funded revolving credit facility and second, fund a capital expenditure account to the extent amounts on deposit are less than $100.0 million, in both cases with 100% of its “annual true cash flow,” as defined in the credit agreement. In accordance with these requirements, in April 2012, OSI repaid its pre-funded revolving credit facility outstanding loan balance of $33.0 million and funded $37.6 million to its capital expenditure account using its “annual true cash flow.” In April 2011, OSI repaid its pre-funded revolving credit facility outstanding loan balance of $78.1 million and funded $60.5 million to its capital expenditure account.

OSI’s senior secured credit facilities require scheduled quarterly payments on the term loans equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters following June 14, 2007. These payments are reduced by the application of any prepayments, and any remaining balance will be paid at maturity. The outstanding balance on the term loans was $1.0 billion at March 31, 2012, December 31, 2011 and 2010. OSI classified $13.1 million of its term loans as current at March 31, 2012, December 31, 2011 and 2010 due to its required quarterly payments and the results of its projected and actual covenant calculations, which indicate the additional term loan prepayments, as described above, will not be required. The amount of outstanding term loans required to be prepaid in accordance with OSI’s debt covenants may vary based on year-end results. In October 2011, we sold our nine company-owned Outback Steakhouse restaurants in Japan to a subsidiary of S Foods, Inc. and used the net cash proceeds from this sale to pay down $7.5 million of OSI’s outstanding term loans in accordance with the terms of the OSI credit agreement amended in January 2010. The amount of outstanding term loans required to be prepaid in accordance with OSI’s debt covenants may vary based on year-end results.

Proceeds of loans and letters of credit under OSI’s $150.0 million working capital revolving credit facility provide financing for working capital and general corporate purposes and, subject to a rent-adjusted leverage condition, for capital expenditures for new restaurant growth. This revolving credit facility matures June 14, 2013 and bears interest at rates ranging from 100 to 150 basis points over the Base Rate or 200 to 250 basis points over the Eurocurrency Rate. There were no loans outstanding under the revolving credit facility at March 31, 2012, December 31, 2011 and 2010; however, $66.8 million, $67.6 million and $70.3 million, respectively, of the credit facility was committed for the issuance of letters of credit and not available for borrowing. OSI may have to extend additional letters of credit in the future. If the need for letters of credit exceeds the $75.0 million maximum permitted by OSI’s working capital revolving credit facility, OSI may have to use cash to fulfill its collateral requirements. Fees for the letters of credit range from 2.00% to 2.25% and the commitment fees for unused working capital revolving credit commitments range from 0.38% to 0.50%.

Proceeds of loans under OSI’s $100.0 million pre-funded revolving credit facility, which expires on June 14, 2013, are available to provide financing for capital expenditures, if the capital expenditure account described above has a zero balance. As of March 31, 2012, December 31, 2011 and 2010, OSI had $33.0 million, $33.0 million and $78.1 million, respectively, outstanding on its pre-funded revolving credit facility. These borrowings were recorded in “Current portion of long-term debt” in our Consolidated Balance Sheets, as OSI is required to repay any outstanding borrowings in April following each fiscal year using its “annual true cash flow,” as defined in the credit agreement. At each rate adjustment, OSI has the option to select the Base Rate plus 125 basis points or a Eurocurrency Rate plus 225 basis points for the borrowings under this facility. In either case, the interest rate is reduced by 25 basis points if the associated Moody’s Applicable Corporate Rating then most recently published is B1 or higher. Fees for the unused portion of the pre-funded revolving credit facility are 2.43%.

At March 31, 2012, December 31, 2011 and 2010, OSI was in compliance with its debt covenants. See “Description of Indebtedness” for further information about OSI’s debt covenants.

On June 14, 2007, Private Restaurant Properties LLC, or PRP, our indirect wholly owned subsidiary, entered into the CMBS Loan totaling $790.0 million. As part of the CMBS Loan, the lenders had a security interest in PRP’s properties and related improvements located throughout the United States and direct and indirect equity interests in PRP.

The CMBS Loan comprised a note payable and four mezzanine notes. The CMBS Loan had a maturity date of June 9, 2011, subject to one additional one-year extension by PRP to a maximum maturity date of June 9, 2012. During 2011, PRP exercised the one-year extension.

All notes bore interest at the one-month London Interbank Offered Rate (“LIBOR”) which was 0.28% and 0.27% at December 31, 2011 and 2010, respectively, plus an applicable spread which ranges from 0.51% to 4.25%. Interest-only payments were made on the ninth calendar day of each month and interest accrued beginning on the fifteenth calendar day of the preceding month.

PRP’s CMBS Loan required it to comply with certain financial covenants, including a lease coverage ratio and a loan to value ratio as defined in the CMBS Loan agreement. The CMBS Loan also contained customary representations, warranties, affirmative covenants and events of default. Upon disposal of any location that collateralizes the CMBS Loan, PRP was required to pay the portion of the CMBS Loan principal that related to each disposed location. During the years ended December 31, 2011 and 2010, PRP did not dispose of any locations and therefore did not pay any principal on the CMBS Loan for disposed locations. At December 31, 2011 and 2010, the outstanding balance on PRP’s CMBS Loan was $775.3 million and $774.7 million, respectively.

Effective March 27, 2012, New Private Restaurant Properties, LLC and two of our other indirect wholly-owned subsidiaries (collectively, “New PRP”) entered into the 2012 CMBS Loan. The 2012 CMBS Loan totals $500.0 million and comprises a first mortgage loan in the amount of $324.8 million, collateralized by 261 of our properties, and two mezzanine loans totaling $175.2 million. The loans have a maturity date of April 10, 2017. The first mortgage loan has five fixed rate components and a floating rate component. The fixed rate components bear interest at a rate of 2.37% to 6.81% per annum. The floating rate component bears interest at a rate per annum equal to the 30-day LIBOR rate (with a floor of 1%) plus 2.37%. The first mezzanine loan bears interest at a rate of 9.0% per annum, and the second mezzanine loan bears interest at a rate of 11.25% per annum. The proceeds from the 2012 CMBS Loan, together with the proceeds from the Sale-Leaseback Transaction in March 2012 (see “—Transactions”) and excess cash held in PRP, were used to repay the existing CMBS Loan. As a result of the CMBS Refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011. During the first quarter of 2012, we recorded a $2.9 million loss related to the extinguishment in the line item, “Loss on extinguishment of debt” in our Consolidated Statement of Operations and Comprehensive Income. As of March 31, 2012, we deferred $7.6 million of financing costs incurred to complete this transaction of which $2.2 million had been capitalized as of December 31, 2011. These deferred financing costs are included in the line item, “Other assets, net” in our Consolidated Balance Sheets. See “Description of Indebtedness” for a further description of the 2012 CMBS Loan. At March 31, 2012, the outstanding balance, excluding the debt discount, on the 2012 CMBS Loan was $500.0 million.

We used an interest rate cap with a notional amount of $775.7 million as a method to limit the volatility of PRP’s variable-rate CMBS Loan. During the first quarter of 2012, this interest rate cap was terminated. In connection with the 2012 CMBS Loan, New PRP entered into an interest rate cap (the “Rate Cap”) as a method to limit the volatility of the floating rate component of the first mortgage loan. Under the Rate Cap, if the 30-day LIBOR market rate exceeds 7.0% per annum, the counterparty must pay to New PRP such excess on the notional amount of the floating rate component. Should it be necessary, New PRP would record any mark-to-market changes in the fair value of its derivative instrument into earnings in the period of change. The Rate Cap has a term of approximately two years from the closing of the 2012 CMBS Loan. Upon the expiration or termination of the Rate Cap or the downgrade of the credit ratings of the counterparty under the Rate Cap’s specified thresholds, New PRP is required to replace the Rate Cap with a replacement interest rate cap in a notional amount equal to the outstanding principal balance (if any) of the floating rate component.

On June 14, 2007, OSI issued Senior Notes in an original aggregate principal amount of $550.0 million under an indenture among OSI, as issuer, OSI Co-Issuer, Inc., as co-issuer (“Co-Issuer”), a third-party trustee and the Guarantors. The Senior Notes mature on June 15, 2015. Interest is payable semiannually in arrears, at 10% per annum, in cash on each June 15 and December 15. Interest payments to the holders of record of the Senior Notes occur on the immediately preceding June 1 and December 1. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. The principal balance of Senior Notes outstanding at March 31, 2012, December 31, 2011 and 2010 was $248.1 million. See “Description of Indebtedness” for a further description of the Senior Notes.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

During the first quarter of 2009, OSI purchased $240.1 million in aggregate principal amount of its Senior Notes in a cash tender offer. OSI paid $73.0 million for the Senior Notes purchased and $6.7 million of accrued interest. We recorded a gain from the extinguishment of debt of $158.1 million in the line item “Gain on extinguishment of debt” in our Consolidated Statement of Operations for the year ended December 31, 2009. The gain was reduced by $6.1 million for the pro rata portion of unamortized deferred financing fees that related to the extinguished Senior Notes and by $3.0 million for fees related to the tender offer. The purpose of the tender offer was to reduce the principal amount of debt outstanding, reduce the related debt service obligations and improve OSI’s financial covenant position under its senior secured credit facilities.

As of March 31, 2012, December 31, 2011 and 2010, OSI had approximately $8.6 million, $9.1 million and $7.6 million, respectively, of notes payable at interest rates ranging from 0.76% to 7.00% as of March 31, 2012 and December 31, 2011 and from 1.07% to 7.00% as of December 31, 2010. These notes have been primarily issued for buyouts of managing and area operating partner interests in the cash flows of their restaurants and generally are payable over a period of two through five years.

Debt Guarantees

OSI is the guarantor of an uncollateralized line of credit that permits borrowing of up to $24.5 million for its joint venture partner, RY-8, in the development of Roy’s restaurants. The line of credit originally expired in December 2004 and was amended for a fourth time on April 1, 2009 to a revised termination date of April 15, 2013. According to the terms of the credit agreement, RY-8 may borrow, repay, re-borrow or prepay advances at any time before the termination date of the agreement. On the termination date of the agreement, the entire outstanding principal amount of the loan then outstanding and any accrued interest is due. At March 31, 2012, December 31, 2011 and 2010, the outstanding balance on the line of credit was $24.5 million.

RY-8’s obligations under the line of credit are unconditionally guaranteed by OSI and Roy’s Holdings, Inc. (“RHI”). If an event of default occurs, as defined in the agreement, the total outstanding balance, including any accrued interest, is immediately due from the guarantors. At March 31, 2012, December 31, 2011 and 2010, $24.5 million of OSI’s $150.0 million working capital revolving credit facility was committed for the issuance of a letter of credit for this guarantee.

OSI is not aware of any non-compliance with the underlying terms of the borrowing agreements for which it provides a guarantee that would result in it having to perform in accordance with the terms of the guarantee.

Goodwill and Indefinite-Lived Intangible Assets

During the second quarter of 2011, we performed our annual assessment for impairment of goodwill and other indefinite-lived intangible assets. Our review of the recoverability of goodwill was based primarily upon an analysis of the discounted cash flows of the related reporting units as compared to the carrying values. We also used the discounted cash flow method to determine the fair value of our indefinite-lived intangible assets. We did not record any goodwill or indefinite-lived intangible asset impairment charges as a result of this assessment and determined that none of our reporting units are at risk for material goodwill impairment.

Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date (exit price) and is a market-based measurement, not an entity-specific measurement. To measure fair value, we incorporate assumptions that market participants would use in pricing the asset or liability, and utilize market data to the maximum extent possible. Measurement of fair value incorporates nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, we reflect the impact of our own credit risk on our liabilities, as well as any collateral. We also consider the credit standing of our counterparties in measuring the fair value of our assets.

We are highly leveraged and are exposed to interest rate risk to the extent of our variable-rate debt. In September 2007, we entered into an interest rate collar with a notional amount of $1.0 billion as a method to limit the variability of OSI’s senior secured credit facilities. The collar consisted of a LIBOR cap of 5.75% and a LIBOR floor of 2.99%. The collar’s first variable-rate set date was December 31, 2007, and the option pairs expired at the end of each calendar quarter beginning March 31, 2008 and ending September 30, 2010. The quarterly expiration dates corresponded to the scheduled amortization payments of OSI’s term loan. Our interest rate collar matured on September 30, 2010. We expensed $19.9 million and $21.4 million of interest for the years ended December 31, 2010 and 2009, respectively, as a result of the quarterly expiration of the collar’s option pairs. We recorded mark-to-market changes in the fair value of the derivative instrument in earnings in the period of change. We included $18.5 million and $5.8 million of net interest income for the years ended December 31, 2010 and 2009, respectively, in the line item “Interest expense” in our Consolidated Statements of Operations for the mark-to-market effects of this derivative instrument.

At December 31, 2011, we were highly leveraged and exposed to interest rate risk to the extent of its variable-rate debt. The Company used an interest rate cap with a notional amount of $775.7 million as a method to limit the volatility of PRP’s variable-rate CMBS Loan. During the first quarter of 2012, this interest rate cap was terminated. In connection with the CMBS Refinancing that was effective in March 2012, a Rate Cap with a notional amount of $48.7 million was entered into for similar purposes (see “—Credit Facilities and Other Indebtedness”). The interest rate caps did not have any fair market value at March 31, 2012 and December 31, 2011.

We invested $7.9 million, $37.7 million and $51.4 million of our excess cash in money market funds classified as Cash and cash equivalents or restricted cash on our Consolidated Balance Sheets at March 31, 2012, December 31, 2011 and December 31, 2010, respectively, at a net value of 1:1 for each dollar invested. The fair value of the investment in the money market funds is determined by using quoted prices for identical assets in an active market. As a result, we have determined that the inputs used to value this investment fall within Level 1 of the fair value hierarchy.

We recorded $4.2 million of impairment charges as a result of the fair value measurement on a nonrecurring basis during the three months ended March 31, 2012 primarily related to two specifically identified restaurant locations with individual store under-performance. At March 31, 2012, the impaired long-lived assets had $0.9 million of remaining fair value. We used a third-party market appraisal for the fair value of the assets included in Level 2 and a discounted cash flow model to estimate the fair value of the long-lived assets included in Level 3. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. As a result, we have determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy.

The following table presents quantitative information related to the unobservable inputs used in our Level 3 fair value measurements for the impairment loss incurred in the three months ended March 31, 2012:

Unobservable Input	Range
Weighted-average cost of capital	11.2%
Long-term growth rates	3.0%
Annual revenue growth rates (1)	(8.7)% -3.0%

(1)	Weighted average of the annual revenue growth rate at March 31, 2012 was 2.4%.

During the three months ended March 31, 2011, we did not have any goodwill and other indefinite-lived intangible asset impairment charges, nor did we incur impairment charges on long-lived assets held and used as a result of fair value measurements on a nonrecurring basis.

During the year ended December 31, 2011, we did not have any goodwill and other indefinite-lived intangible asset impairment charges, but we did incur impairment charges on long-lived assets held and used as a result of fair value measurements on a nonrecurring basis. We used a discounted cash flow model (Level 3) and quoted prices from brokers (Level 1) to estimate the fair value of the long-lived assets. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. We recorded $11.6 million of impairment charges as a result of the fair value measurement on a nonrecurring basis of our long-lived assets held and used during the year ended December 31, 2011. The impaired long-lived assets had $30.8 million of remaining fair value at December 31, 2011.

Sales declines at our restaurants, unplanned increases in health insurance, commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in our judgments, assumptions and estimates, could result in a future impairment charge of a portion or all of our goodwill, other intangible assets or long-lived assets held and used.

During the year ended December 31, 2010, we did not incur any goodwill and other indefinite-lived intangible asset impairment charges or any other material impairment charges as a result of fair value measurements on a nonrecurring basis. We recorded $91.4 million of impairment charges as a result of the fair value measurement on a nonrecurring basis of our long-lived assets held and used during the year ended December 31, 2009. The impaired long-lived assets had $9.3 million of remaining fair value at December 31, 2009.

We performed a separate valuation for five of our closed restaurant sites that collateralize the CMBS Loan using quoted prices from brokers for similar properties. The restaurant sites were written down to fair value resulting in impairment charges of $7.3 million (included in the total above) during the year ended December 31, 2009. We determined that the majority of these inputs are observable inputs that fall within Level 2 of the fair value hierarchy.

Due to the third quarter of 2009 sale of our Cheeseburger in Paradise concept, we recorded a $46.0 million impairment charge (included in the total above) during the second quarter of 2009 to reduce the carrying value of this concept’s long-lived assets to their estimated fair market value. We used a weighted-average probability analysis and estimates of expected future cash flows to determine the fair value of this concept. We have determined that the majority of the inputs used to value this concept are unobservable inputs that fall within Level 3 of the fair value hierarchy.

We used a discounted cash flow model to estimate the fair value of the remaining long-lived assets held and used in the total above. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. We have determined that the majority of these inputs are unobservable inputs that fall within Level 3 of the fair value hierarchy. The long-lived assets were written down to fair value, resulting in impairment charges of $38.1 million (included in the total above) during the year ended December 31, 2009.

We recorded goodwill impairment charges of $58.1 million and indefinite-lived intangible asset impairment charges of $36.0 million during the year ended December 31, 2009 as a result of our annual impairment test. We test both our goodwill and our indefinite-lived intangible assets, which are trade names, for impairment by utilizing discounted cash flow models to estimate their fair values. These cash flow models involve several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) weighted-average cost of capital rates used to derive the present value factors used in determining the fair value of the reporting units and trade names; (ii) projected annual revenue growth rates used in the reporting unit and trade name models; and (iii) projected long-term growth rates used in the derivation of terminal year values. Other assumptions include estimates of projected capital expenditures and working capital requirements. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period-specific facts and circumstances. As a result, we have determined that the majority of the inputs used to value our goodwill and indefinite-lived intangible assets are unobservable inputs that fall within Level 3 of the fair value hierarchy.

The following table presents the range of assumptions we used to derive our fair value estimates among our reporting units, which vary between goodwill and trade names, during the annual impairment test conducted in the second quarter of 2009:

Assumptions
	Goodwill	Trade Names
Weighted-average cost of capital	12.5% -15.0%	13.0% -14.0%
Long-term growth rates	3.0%	3.0%
Annual revenue growth rates	(6.9)% -12.0%	(3.9)% - 5.0%

Stock-Based and Deferred Compensation Plans

Managing and Chef Partners

Historically, the managing partner of each company-owned domestic restaurant and the chef partner of each Fleming’s and Roy’s restaurant were required, as a condition of employment, to sign a five-year employment agreement and to purchase a non-transferable ownership interest in a partnership (“Management Partnership”) that provided management and supervisory services to his or her restaurant. The purchase price for a managing partner’s ownership interest was fixed at $25,000, and the purchase price for a chef partner’s ownership interest ranged from $10,000 to $15,000. Managing and chef partners had the right to receive monthly distributions from the Management Partnership based on a percentage of their restaurant’s monthly cash flows for the duration of the agreement, which varied by concept from 6% to 10% for managing partners and 2% to 5% for chef partners. Further, managing and chef partners were eligible to participate in the Partner Equity Plan (“PEP”), a deferred compensation program, upon completion of their five-year employment agreement.

In April 2011, we implemented modifications to our managing and chef partner compensation structure to provide greater incentives for sales and profit growth. Under the revised program, managing and chef partners continue to sign five-year employment agreements and receive monthly distributions of the same percentage of their restaurant’s cash flow as under the prior program. However, under the revised program, in lieu of participation in the PEP, managing partners and chef partners are eligible to receive deferred compensation payments under a new Partner Ownership Account Plan (the “POA”). The POA places greater emphasis on year-over-year growth in cash flow than the PEP. Managing and chef partners will receive a greater value under the POA than they would have received under the PEP if certain levels of year-over-year cash flow growth are achieved and a lesser value than under the PEP if these levels are not achieved.

The POA requires managing and chef partners to make an initial deposit of up to $10,000 into their “Partner Investment Account,” and we will make a bookkeeping contribution to each partner’s “Company Contributions Account” no later than the end of February of each year following the completion of each year (or partial year where applicable) under the partner’s employment agreement. The value of each of our contributions will be equal to a percentage of the partner’s restaurant’s cash flow plus, if the restaurant has been open at least 18 calendar months, a percentage of the year-over-year increase in the restaurant’s cash flow.

The revised program also provides an annual bonus known as the President’s Club, paid in addition to the monthly distributions of cash flow, designed to reward increases in annual sales above the concept sales plan with a required flow-through percentage of the incremental sales to cash flow. Managing and chef partners whose restaurants achieve certain annual sales targets (and the required flow-through percentage) receive a bonus equal to a percentage of the incremental sales, such percentage determined by the sales target achieved.

Amounts credited to each partner’s account under the POA may be allocated by the partner among benchmark funds offered under the POA, and the account balances of the partner will increase or decrease based on the performance of the benchmark funds. Upon termination of employment, all remaining balances in the Company Contributions Account in the POA are forfeited unless the partner has been with us for twenty years or more. Unless previously forfeited under the terms of the POA, 50% of the partner’s total account balances generally will be distributed in the March following the completion of the initial five-year contract term with subsequent distributions varying based on the length of continued employment as a partner. The deferred compensation obligations under the POA are our unsecured obligations.

All managing and chef partners who execute new employment agreements after May 1, 2011 are required to participate in the new partner program, including the POA. Managing and chef partners with a current employment agreement scheduled to expire December 1, 2011 or later had the opportunity (from April 27, 2011 through July 27, 2011) to amend their employment agreements to convert their existing partner program to participation in the new partner program, including the POA, effective June 1, 2011. As a result of this conversion, $2.7 million of our total partner deposit liability was accelerated for the return of partners’ capital that was required under the old program. As of March 31, 2012 and December 31, 2011, our POA liability was $10.1 million and $8.0 million, respectively, which primarily was recorded in the line item “Partner deposits and accrued partner obligations” in our Consolidated Balance Sheets.

Upon the closing of the Merger, certain stock options that had been granted to managing and chef partners under a pre-merger managing partner stock plan (the “MP Stock Plan”) upon completion of a previous employment contract were converted into the right to receive cash in the form of a “Supplemental PEP” contribution. Additionally, all outstanding, unvested partner employment grants of restricted stock under the MP Stock Plan were converted into the right to receive cash on a deferred basis. Additionally, certain members of management were given the option to either convert some or all of their restricted stock granted under the pre-merger stock plan in the same manner as managing partners or convert some or all of it into restricted stock of Kangaroo Holdings, now known as Bloomin’ Brands. Grants of restricted stock under the pre-merger stock plan that converted into the right to receive cash are referred to as “Restricted Stock Contributions.”

As of March 31, 2012, our total vested liability with respect to obligations primarily under the PEP, Supplemental PEP and Restricted Stock Contributions was approximately $113.9 million, of which $13.7 million and $100.2 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in our Consolidated Balance Sheet. As of December 31, 2011, our total vested liability with respect to obligations primarily under the PEP, Supplemental PEP and Restricted Stock Contributions was approximately $107.8 million, of which $11.8 million and $96.0 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in our Consolidated Balance Sheet. As of December 31, 2010, our total vested liability with respect to obligations primarily under the PEP, Supplemental PEP and Restricted Stock Contributions was approximately $101.4 million, of which $14.0 million and $87.5 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in our Consolidated Balance Sheet. Partners and management may allocate the contributions into benchmark investment funds, and these amounts due to participants will fluctuate according to the performance of their allocated investments and may differ materially from the initial contribution and current obligation.

Prior to the Merger, certain partners participating in the PEP were to receive common stock (“Partner Shares”) upon completion of their employment contract. Upon closing of the Merger, these partners were entitled to receive a deferred payment of cash instead of common stock upon completion of their current employment term. Partners will not receive the deferred cash payment if they resign or are terminated for cause prior to completing their current employment terms. There will not be any future earnings or losses on these amounts prior to payment to the partners. The amount accrued for the Partner Shares obligation was less than $0.1 million and approximately $0.7 million as of March 31, 2012 and December 31, 2011, respectively, and was included in the line item “Accrued and other current liabilities” in our Consolidated Balance Sheets. The amount accrued for the Partner Shares obligation was approximately $6.6 million as of December 31, 2010, of which $6.5 million and $0.1 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in our Consolidated Balance Sheet.

As of March 31, 2012 and December 31, 2011 and 2010, we had approximately $59.5 million, $56.9 million and $58.0 million, respectively, in various corporate-owned life insurance policies and another $0.5 million, $0.3 million and $1.0 million, respectively, of restricted cash, both of which are held within an irrevocable grantor or “rabbi” trust account for settlement of our obligations under the PEP, Supplemental PEP, Restricted Stock Contributions and POA. We are the sole owner of any assets within the rabbi trust and participants are considered our general creditors with respect to assets within the rabbi trust.

As of March 31, 2012 and December 31, 2011 and 2010, there were $62.4 million, $55.6 million and $49.0 million, respectively, of unfunded obligations related to the PEP, Supplemental PEP, Restricted Stock Contributions, Partner Shares liabilities and POA, excluding amounts not yet contributed to the partners’ investment funds, which may require the use of cash resources in the future.

We require the use of capital to fund the PEP and the POA as each managing and chef partner earns a contribution, and currently estimate funding requirements ranging from $21.0 million to $23.0 million for PEP and from $4.0 million to $6.0 million for POA in each of the two years through March 31, 2014. Actual funding of the current PEP and POA obligations and future funding requirements may vary significantly depending on timing of partner contracts, forfeiture rates and numbers of partner participants and may differ materially from estimates.

Area Operating Partners

Historically, an area operating partner has been required, as a condition of employment and within 30 days of the opening of his or her first restaurant, to make an initial investment of $50,000 in the Management Partnership that provides supervisory services to the restaurants that the area operating partner oversees. This interest gave the area operating partner the right to distributions from the Management Partnership based on a percentage of his or her restaurants’ monthly cash flows for the duration of the agreement, typically ranging from 4% to 9%. We have the option to purchase an area operating partner’s interest in the Management Partnership after the restaurant has been open for a five-year period on the terms specified in the agreement.

For restaurants opened between January 1, 2007 and December 31, 2011, the area operating partner’s percentage of cash distributions and buyout percentage was calculated based on the associated restaurant’s return on investment compared to our targeted return on investment and ranged from 3.0% to 12.0%. This percentage was determined after the first five full calendar quarters from the date of the associated restaurant’s opening and was adjusted each quarter thereafter based on a trailing 12-month restaurant return on investment. The buy-out percentage was the area operating partner’s average distribution percentage for the 24 months immediately preceding the buy-out. Buyouts were paid in cash within 90 days or paid over a two-year period.

In 2011, we also began a version of the President’s Club annual bonus described above under “—Managing and Chef Partners” for area operating partners to provide additional rewards for achieving sales targets with a required flow-through of the incremental sales to cash flow.

In April 2012, we revised our area operating partner program for restaurants opened on or after January 1, 2012. For these restaurants, an area operating partner is required, as a condition of employment, to make a deposit of $10,000 within 30 days of the opening of each new restaurant that he or she oversees, up to a maximum deposit of $50,000 (taking into account investments under prior programs). This deposit gives the area operating partner the right to monthly payments based on a percentage of his or her restaurants’ monthly cash flows for the duration of the employment agreement, typically ranging from 4.0% to 4.5%. After the restaurant has been open for a five-year period, the area operating partner will receive a bonus equal to a multiple of the area operating partner’s average monthly payments for the 24 months immediately preceding the bonus date. The bonus will be paid within 90 days or over a two-year period, depending on the bonus amount.

Highly Compensated Employees

We provide a deferred compensation plan for our highly compensated employees who are not eligible to participate in the OSI Restaurant Partners, LLC Salaried Employees 401(k) Plan and Trust. The deferred compensation plan allows these employees to contribute from 5% to 90% of their base salary and up to 100% of their cash bonus on a pre-tax basis to an investment account consisting of various investment fund options. We do not currently intend to provide any matching or profit-sharing contributions, and participants are fully vested in their deferrals and their related returns. Participants are considered unsecured general creditors in the event of our bankruptcy or insolvency.

Income Taxes

As of March 31, 2012 and December 31, 2011, we had $335.1 million and $482.1 million, respectively, in cash and cash equivalents (excluding restricted cash of $27.5 million and $24.3 million, respectively), of which approximately $81.1 million and $82.2 million, respectively, was held by foreign affiliates, a portion of which would be subject to additional taxes if repatriated to the United States. Based on domestic cash and working capital projections, we believe we will generate sufficient cash flows from our United States operations to meet our future debt repayment requirements, anticipated working capital needs and planned capital expenditures in the United States, as well as all of our other domestic business needs.

A provision for income taxes has not been recorded for any United States or additional foreign taxes on undistributed earnings related to our foreign affiliates as these earnings were and are expected to continue to be permanently reinvested. If we identify an exception to our general reinvestment policy of undistributed earnings, additional taxes will be posted. It is not practical to determine the amount of unrecognized deferred income tax liabilities on the undistributed earnings. The international jurisdictions in which we operate do not have any known restrictions that would prohibit the repatriation of cash and cash equivalents.

Dividends

Payment of dividends by OSI to Bloomin’ Brands is restricted under OSI’s credit agreement and the indenture governing its senior notes to dividends for the purpose of paying Bloomin’ Brands’ franchise and income taxes and ordinary course operating expenses (in the case of the credit agreement, subject to an annual cap of $2.5 million); dividends for certain other limited purposes; and other dividends subject to an aggregate cap over the term of the credit agreement or indenture.

Our board of directors does not intend to pay regular dividends on our common stock after the offering. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our senior credit facility and other considerations, determine to pay dividends in the future.

Other Material Commitments

Our contractual obligations, debt obligations, commitments and debt guarantees as of December 31, 2011 are summarized in the table below (in thousands):

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations
Long-term debt (including current portion) (1)	$2,084,790	$332,905	$1,025,357	$270,746	$455,782
Interest (2)	309,580	82,169	148,525	71,667	7,219
Operating leases (3)	503,379	106,258	179,945	110,046	107,130
Purchase obligations (4)	430,069	365,680	51,809	12,580	—
Partner deposits and accrued partner obligations (5)	113,725	15,044	52,659	12,669	33,353
Other long-term liabilities (6)	153,840	—	49,202	54,615	50,023
Other current liabilities (7)	41,383	41,383	—	—	—

Total contractual obligations	$3,636,766	$943,439	$1,507,497	$532,323	$653,507

Debt Guarantees
Maximum availability of debt guarantees	$25,957	$—	$24,500	$—	$1,457
Amount outstanding under debt guarantees	25,957	—	24,500	—	1,457
Carrying amount of liabilities	24,500	—	24,500	—	—

(1)	Timing of long-term debt payments assume that OSI’s rent-adjusted leverage ratio is greater than or equal to 5.25 to 1.00. Long-term debt excludes our potential obligations under debt guarantees (shown separately above). Amounts include the CMBS Loan totaling $790.0 million, which had a maturity date of June 9, 2012. Effective March 27, 2012, New PRP entered into the 2012 CMBS Loan totaling $500.0 million. The 2012 CMBS Loan is a five-year loan maturing on April 10, 2017. As a result of the 2012 CMBS Loan refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011 (see “Description of Indebtedness”).
(2)	Includes interest on OSI’s Senior Notes with an outstanding balance of $248.1 million and interest estimated on OSI’s senior secured term loan facility, OSI’s senior secured pre-funded revolving credit facility and the CMBS Loan with outstanding balances of $1.0 billion, $33.0 million and $775.3 million, respectively, at December 31, 2011. Projected future interest payments for OSI’s variable-rate senior secured credit facilities are based on interest rates in effect at December 31, 2011, and projected future interest payments for the CMBS Loan are based on interest rates in effect during the first quarter of 2012 as well as the interest rate that will apply to the 2012 CMBS Loan. Interest obligations also include letter of credit and commitment fees for the used and unused portions of OSI’s senior secured working capital revolving credit facility, commitment fees for the used and unused portions of OSI’s pre-funded revolving credit facility and interest related to OSI’s capital lease obligations. Interest on OSI’s notes payable issued for the return of capital to managing and area operating partners and the buyouts of area operating partner interests has been excluded from the table. In addition, interest expense associated with deferred financing fees was excluded from the table as the expense is non-cash in nature.
(3)	Total minimum lease payments have not been reduced by minimum sublease rentals of $3.0 million due in future periods under non-cancelable subleases. On March 14, 2012, we entered into the Sale-Leaseback Transaction with two third-party real estate institutional investors in which we sold 67 restaurant properties and then simultaneously leased these properties back under nine master leases with initial terms of 20 years each. As a result, we will have an additional $362.6 million of operating lease payments over the initial terms of these lease agreements.
(4)	We have minimum purchase commitments with various vendors through June 2016. Outstanding minimum purchase commitments consist primarily of beef, cheese, potatoes and other food and beverage products, as well as, commitments for advertising, marketing, sports sponsorships, printing and technology.
(5)	Timing of payments of partner deposits and accrued partner obligations are estimates only and may vary significantly in amounts and timing of settlement based on employee turnover, return of deposits to us in accordance with employee agreements and changes to buyout values of employee partners.
(6)	Other long-term liabilities include but are not limited to: long-term insurance accruals, long-term incentive plan compensation for certain officers, long-term portion of amounts owed to managing and chef partners and certain members of management for various compensation programs, long-term portion of operating leases for closed restaurants, long-term severance expenses and long-term split dollar arrangements on life insurance policies. The long-term portion of the liability for unrecognized tax benefits and the related accrued interest and penalties were $1.5 million and $1.2 million, respectively, at December 31, 2011. These amounts were excluded from the table since it is not possible to estimate when these future payments will occur. In addition, net unfavorable leases and other miscellaneous items of approximately $62.3 million at December 31, 2011 were excluded from the table as payments are not associated with these liabilities.
(7)	Other current liabilities include the current portion of the liability for unrecognized tax benefits and the accrued interest and penalties related to uncertain tax positions, the current portion of insurance accruals, the current portion of operating leases for closed restaurants, the current portion of severance expenses and the current portion of amounts owed to managing and chef partners and certain members of management for various compensation programs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these accompanying consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider an accounting estimate to be critical if it requires assumptions to be made and changes in these assumptions could have a material impact on our consolidated financial condition or results of operations.

Property, Fixtures and Equipment

Property, fixtures and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Improvements to leased properties are depreciated over the shorter of their useful life or the lease term, which includes renewal periods that are reasonably assured. The useful lives of the assets are based upon our expectations for the period of time that the asset will be used to generate revenues. We periodically review the assets for changes in circumstances, which may impact their useful lives.

Buildings and building improvements	20 to 30 years
Furniture and fixtures	5 to 7 years
Equipment	2 to 7 years
Leasehold improvements	5 to 20 years
Capitalized software	3 to 5 years

Our accounting policies regarding property, fixtures and equipment include certain management judgments and projections regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of expected lease terms and the determination of what constitutes increasing the value and useful life of existing assets. These estimates, judgments and projections may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used.

Operating Leases

Rent expense for our operating leases, which generally have escalating rentals over the term of the lease and may include potential rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The initial lease term includes the “build-out” period of our leases, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent and is included in the Consolidated Balance Sheets. Payments received from landlords as incentives for leasehold improvements are recorded as deferred rent and are amortized on a straight-line basis over the term of the lease as a reduction of rent expense. Lease termination fees, if any, and future obligated lease payments for closed locations are recorded as an expense in the period they are incurred. Exit-related lease obligations of $0.8 million and $1.1 million are recorded in “Accrued and other current liabilities” and $0.4 million and $0.4 million are recorded in “Other long-term liabilities, net” in our Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively. Assets and liabilities resulting from the Merger relating to favorable and unfavorable lease amounts are amortized on a straight-line basis to rent expense over the remaining lease term.

Impairment or Disposal of Long-Lived Assets

We assess the potential impairment of definite lived intangibles, including trademarks, franchise agreements and net favorable leases, and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In evaluating long-lived restaurant assets for impairment, we consider a number of factors relevant to the assets’ current market value and future ability to generate cash flows.

If these factors indicate that we should review the carrying value of the restaurant’s long-lived assets, we perform a two-step impairment analysis. Each of our restaurants is evaluated individually for impairment since that is the lowest level at which identifiable cash flows can be measured independently from cash flows of other asset groups. If the total future undiscounted cash flows expected to be generated by the assets are less than the carrying amount, as prescribed by step one testing, recoverability is measured in step two by comparing fair value of the asset to its carrying amount. Should the carrying amount exceed the asset’s estimated fair value, an impairment loss is charged to earnings. Restaurant fair value is determined based on estimates of discounted future cash flows; and impairment charges primarily occur as a result of the carrying value of a restaurant’s assets exceeding its estimated fair market value, primarily due to anticipated closures or declining future cash flows from lower projected future sales at existing locations.

The company incurred total long-lived asset impairment charges and restaurant closing expense of $4.4 million and $0.2 million for the three months ended March 31, 2012 and 2011, respectively, and $14.0 million, $5.2 million and $95.4 million for the years ended December 31, 2011, 2010 and 2009, respectively (see “—Results of Operations—Costs and Expenses—Provision for Impaired Assets and Restaurant Closings”). All impairment charges are recorded in the line item “Provision for impaired assets and restaurant closings” in our Consolidated Statements of Operations and Comprehensive Income.

Our judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions, operating performance and expected use. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

Restaurant sites and certain other assets to be sold are included in assets held for sale when certain criteria are met, including the requirement that the likelihood of selling the assets within one year is probable. For assets that meet the held for sale criteria, we separately evaluate whether the assets also meet the requirements to be reported as discontinued operations. If we no longer had any significant continuing involvement with respect to the operations of the assets and cash flows were discontinued, we would classify the assets and related results of operations as discontinued. Assets whose sale is not probable within one year remain in property, fixtures and equipment until their sale is probable within one year. We had $0.1 million and $1.3 million of assets held for sale as of March 31, 2012 and December 31, 2011, respectively, and did not have any assets classified as held for sale as of December 31, 2010.

Generally, restaurant closure costs are expensed as incurred. When it is probable that we will cease using the property rights under a non-cancelable operating lease, we record a liability for the net present value of any remaining lease obligations net of estimated sublease income that can reasonably be obtained for the property. The associated expense is recorded in “Provision for impaired assets and restaurant closings.” Any subsequent adjustments to the liability from changes in estimates are recorded in the period incurred.

Goodwill and Indefinite-Lived Intangible Assets

Our indefinite-lived intangible assets consist only of goodwill and our trade names. Goodwill represents the residual after allocation of the purchase price to the individual fair values and carryover basis of assets acquired. On an annual basis (during the second quarter of the fiscal year) or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, we review the recoverability of goodwill and indefinite-lived intangible assets. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure a goodwill impairment loss, if any. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The impairment test for trade names involves comparing fair value of the trade name, as determined through a discounted cash flow approach, to its carrying value.

We test both our goodwill and our trade names for impairment primarily by utilizing discounted cash flow models to estimate their fair values. These cash flow models involve several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) weighted-average cost of capital rates used to derive the present value factors used in determining the fair value of the reporting units and trade names; (ii) projected annual revenue growth rates used in the reporting unit and trade name models; and (iii) projected long-term growth rates used in the derivation of terminal year values. Other assumptions include estimates of projected capital expenditures and working capital requirements. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period-specific facts and circumstances.

We performed our annual impairment test in the second quarter of 2011 and determined at that time that none of our four reporting units with remaining goodwill were at risk for material goodwill impairment since the fair value of each reporting unit was substantially in excess of its carrying amount. We did not record any goodwill or indefinite-lived intangible asset impairment charges during the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010. As a result of our annual impairment test in the second quarter of 2009, we recorded goodwill and indefinite-lived intangible asset impairment charges of $58.1 million and $36.0 million, respectively.

Sales declines at our restaurants, unplanned increases in health insurance, commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in our judgments, assumptions and estimates could result in an impairment charge of a portion or all of our goodwill or other intangible assets.

Insurance Reserves

We self-insure or maintain a deductible for a significant portion of expected losses under our workers’ compensation, general liability, health and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed in the following table:

	2012	2011
Workers’ Compensation	$1,500,000	$1,500,000
General Liability	1,500,000	1,500,000
Health (1)	400,000	400,000
Property Coverage (2)	2,500,000 / 500,000	2,500,000 / 500,000
Employment Practices Liability	2,000,000	2,000,000
Directors’ and Officers’ Liability	250,000	250,000
Fiduciary Liability	25,000	25,000

(1)	We are self-insured for all aggregate health benefits claims, limited to $0.4 million per covered individual per year. In 2012 and 2011, we retained the first $0.3 million of payable losses under the plan as an additional deductible.
(2)	We have a $0.5 million deductible per occurrence for those properties that collateralize the 2012 CMBS Loan and a $2.5 million deductible per occurrence for all other locations. Property limits are $60.0 million each occurrence, and we do not quota share in any loss above either deductible level.

We record a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us. In establishing our reserves, we consider certain actuarial assumptions and judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors or future adjustments to these estimates may produce materially different amounts of expense that would be reported under these programs. Reserves recorded for worker’s compensation and general liability claims are discounted using the average of the 1-year and 5-year risk free rate of monetary assets that have comparable maturities. When recovery for an insurance policy is considered probable, a receivable is recorded.

Revenue Recognition

We record food and beverage revenues upon sale. Initial and developmental franchise fees are recognized as income once we have substantially performed all of our material obligations under the franchise agreement, which is generally upon the opening of the franchised restaurant. Continuing royalties, which are a percentage of net sales of the franchisee, are recognized as income when earned. Franchise-related revenues are included in the line “Other revenues” in our Consolidated Statements of Operations and Comprehensive Income.

We defer revenue for gift cards, which do not have expiration dates, until redemption by the customer. We also recognize gift card “breakage” revenue for gift cards when the likelihood of redemption by the customer is remote, which we determined are those gift cards issued on or before three years prior to the balance sheet date. We recorded breakage revenue of $11.1 million, $11.0 million and $9.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Breakage revenue is recorded as a component of “Restaurant sales” in our Consolidated Statements of Operations and Comprehensive Income.

Gift cards sold at a discount are recorded as revenue upon redemption of the associated gift cards at an amount net of the related discount. Gift card sales commissions paid to third-party providers are initially capitalized and subsequently recognized as “Other restaurant operating” expenses upon redemption of the associated gift card. Deferred expenses are $9.7 million and $8.1 million as of December 31, 2011 and 2010, respectively, and are reflected in “Other current assets, net” in our Consolidated Balance Sheets. Gift card sales that are accompanied by a bonus gift card to be used by the customer at a future visit result in a separate deferral of a portion of the original gift card sale. Revenue is recorded when the bonus card is redeemed at a value based on the estimated fair market value of the bonus card.

We collect and remit sales, food and beverage, alcoholic beverage and hospitality taxes on transactions with customers and report such amounts under the net method in our Consolidated Statements of Operations and Comprehensive Income. Accordingly, these taxes are not included in gross revenue.

Employee Partner Payments and Buyouts

The managing partner of each company-owned domestic restaurant and the chef partner of each Fleming’s and Roy’s company-owned domestic restaurant, as well as area operating partners, generally receive distributions or payments for providing management and supervisory services to their restaurants based on a percentage of their associated restaurants’ monthly cash flows. The expense associated with the monthly payments for managing and chef partners is included in “Labor and other related” expenses, and the expense associated with the monthly payments for area operating partners is included in “General and administrative” expenses in our Consolidated Statements of Operations and Comprehensive Income.

We estimate future purchases of area operating partners’ interests, as well as deferred compensation obligations to managing and chef partners, using current and historical information on restaurant performance and record the partner obligations in the line item “Partner deposits and accrued partner obligations” in our Consolidated Balance Sheets. In the period we purchase the area operating partner’s interests, an adjustment is recorded to recognize any remaining expense associated with the purchase and reduce the related accrued buyout liability. Deferred compensation expenses for managing and chef partners are included in “Labor and other related” expenses and buyout expenses for area operating partners are included in “General and administrative” expenses in our Consolidated Statements of Operations and Comprehensive Income.

Stock-Based Compensation

Our 2007 Equity Incentive Plan (the “Equity Plan”) permits the grant of stock options and restricted stock to our management and other key employees. We account for our stock-based employee compensation using a fair value based method of accounting.

Generally, stock options vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employee service. Shares acquired upon the exercise of stock options under the Equity Plan are generally subject to a stockholder’s agreement that contains a management call option that allows us to repurchase all shares purchased through exercise of stock options upon termination of employment at any time prior to the earlier of an initial public offering or a change of control. If an employee’s termination of employment is a result of death or disability, by us other than for cause or by the employee for good reason, we may repurchase exercised stock under this call option at fair market value. If an employee’s termination of employment is by us for cause or by the employee without good reason, we may repurchase the stock under this call provision for the lesser of the exercise price or fair market value. Additionally, the holder of shares acquired upon the exercise of stock options is prohibited from transferring the shares to any person, subject to narrow exceptions, and should a permitted transfer occur, the transferred shares remain subject to the management call option. As a result of the transfer restrictions and call option, we do not record compensation expense for these stock options upon vesting since employees cannot realize monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or change of control. There have not been any exercises of stock options by any employee to date, and all stock options of terminated employees with a call provision have been forfeited.

We use the Black-Scholes option pricing model to estimate the weighted-average grant date fair value of stock options granted. Expected volatilities are based on historical volatilities of the stock of comparable companies. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Results may vary depending on the assumptions applied within the model. The benefits of tax deductions in excess of recognized compensation cost, if any, are reported as a financing cash flow.

We recorded compensation expense of $0.1 million and $2.2 million for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, for vested stock options not subject to the call option described above. As of March 31, 2012 and December 31, 2011, there was $5.3 million and $5.7 million, respectively, of total unrecognized compensation expense related to non-vested stock options not subject to the call option described above, which is expected to be recognized over a weighted-average period of approximately 3.7 years.

Compensation expense related to restricted stock awards for the three months ended March 31, 2012 was $0.6 million and unrecognized pre-tax compensation expense related to non-vested restricted stock awards was approximately $0.2 million at March 31, 2012 and will be recognized over a weighted-average period of 0.1 years.

Compensation expense related to restricted stock awards for the year ended December 31, 2011 was $1.7 million and unrecognized pre-tax compensation expense related to non-vested restricted stock awards was approximately $0.8 million at December 31, 2011 and will be recognized over a weighted-average period of 0.5 years.

Income Taxes

In determining net income for financial statement purposes, we make certain estimates and judgments in the calculation of tax expense and the resulting tax liabilities as well as in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. We recorded a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance.

Judgments made regarding future taxable income may change due to changes in market conditions, changes in tax laws or other factors. If the assumptions and estimates change in the future, the valuation allowance established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.

Recently Issued Financial Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”), that establishes a number of new requirements for fair value measurements. These include: (i) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity’s net exposure to the group; (ii) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (iii) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. Additionally, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 on January 1, 2012 increased our fair value disclosure requirements but did not have an impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”), that eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Instead, the new guidance requires us to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU No. 2011-05 must be applied retrospectively and is effective for public companies during the interim and annual periods beginning after December 15, 2011, with early adoption permitted. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”), which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The deferral of the presentation requirements does not impact the effective date of the other requirements in ASU 2011-05. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU No. 2011-12 is effective for public companies during the interim and annual periods beginning after December 15, 2011. ASU No. 2011-05 and ASU No. 2011-12 did not have an impact on our financial position, results of operations or cash flows as the guidance only requires a presentation change to comprehensive income.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step quantitative goodwill impairment test. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing entities to go directly to the quantitative assessment. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. This guidance did not have an impact on our financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-10, “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No. 2011-10”), which applies to a parent company that ceases to have a controlling financial interest in a subsidiary, that is in substance real estate, as a result of a default on the subsidiary’s nonrecourse debt. The new guidance emphasizes that the parent should only deconsolidate the real estate subsidiary when legal title to the real estate is transferred to the lender and the related nonrecourse debt has been extinguished. If the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This standard takes effect for public companies during the annual and interim periods beginning on or after June 15, 2012. The adoption of this guidance is not expected to have a material impact on our financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. The guidance requires us to provide both net and gross information for these assets and liabilities. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective application required. This guidance will not have an impact on our financial position, results of operations or cash flows as it only requires a presentation change to offsetting (netting) assets and liabilities.

Impact of Inflation

In the last three years, we have not operated in a period of high general inflation; however, we have experienced material increases in specific commodity costs. Our restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in the last three years. To the extent permitted by competition and the economy, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates on debt, changes in foreign currency exchange rates and changes in commodity prices.

Interest Rate Risk

At March 31, 2012, December 31, 2011 and 2010, our total debt, excluding consolidated guaranteed debt, was approximately $1.8 billion, $2.1 billion and $2.1 billion, respectively. For fixed-rate debt, interest rate changes affect the fair value of debt. However, for variable-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant. Our current exposure to interest rate fluctuations includes OSI’s borrowings under its senior secured credit facilities and the floating rate component of the first mortgage loan in New PRP’s 2012 CMBS Loan that bear interest at floating rates based on the Eurocurrency Rate or the Base Rate and the one-month LIBOR, respectively, plus an applicable borrowing margin. We manage our interest rate risk by offsetting some of our variable-rate debt with fixed-rate debt, through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

We use an interest rate cap to limit the volatility of the floating rate component of the first mortgage loan in New PRP’s 2012 CMBS Loan. From September 2007 to September 2010, we used an interest rate collar as part of our interest rate risk management strategy to manage our exposure to interest rate movements related to OSI’s senior secured credit facilities. Given the interest rate environment, we did not enter into another derivative financial instrument upon the maturity of this interest rate collar on September 30, 2010. We do not enter into financial instruments for trading or speculative purposes.

At March 31, 2012, we had $451.3 million of fixed-rate debt outstanding, excluding the debt discount, on New PRP’s 2012 CMBS Loan. At March 31, 2012, December 31, 2011 and 2010, we had $248.1 million of fixed-rate debt outstanding through OSI’s Senior Notes and $1.1 billion, $1.8 billion and $1.9 billion, respectively, of variable-rate debt outstanding on OSI’s senior secured credit facilities, New PRP’s 2012 CMBS Loan and PRP’s CMBS Loan. We also had $83.2 million, $82.4 million and $79.7 million, respectively, in available unused borrowing capacity under OSI’s working capital revolving credit facility (after giving effect to undrawn letters of credit of approximately $66.8 million, $67.6 million and $70.3 million, respectively), and $67.0 million, $67.0 million and $21.9 million, respectively, in available unused borrowing capacity under OSI’s pre-funded revolving credit facility that provides financing for capital expenditures only. Based on $1.1 billion of outstanding variable-rate debt at March 31, 2012, an increase of one percentage point on April 1, 2012, would cause an increase to cash interest expense of approximately $10.9 million per year.

If a one percentage point increase in interest rates were to occur over the next four quarters, such an increase would result in the following additional interest expense, assuming the current borrowing level remains constant:

	Principal Outstanding at March 31,	Additional Interest Expense
		Q2	Q3	Q4	Q1
Variable-Rate Debt	2012	2012	2012	2012	2013
Senior secured term loan facility, interest rate of 2.56% at March 31, 2012	$1,011,125,000	$2,527,813	$2,527,813	$2,527,813	$2,527,813
Senior secured pre-funded revolving credit facility, interest rate of 4.50% at March 31, 2012	33,000,000	82,500	82,500	82,500	82,500
Floating rate component of mortgage loan, interest rate of 3.37% at March 31, 2012	48,720,000	121,800	121,800	121,800	121,800

Total	$1,092,845,000	$2,732,113	$2,732,113	$2,732,113	$2,732,113

A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures.

Foreign Currency Exchange Rate Risk

Our foreign currency exchange risk has not changed materially from 2010 to March 31, 2012. If foreign currency exchange rates depreciate in certain of the countries in which we operate, we may experience declines in our international operating results but such exposure would not be material to the consolidated financial statements. We currently do not use financial instruments to hedge foreign currency exchange rate changes.

Commodity Pricing Risk

Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and wild fish, and we are subject to prevailing market conditions when purchasing those types of commodities. Other commodities are purchased based upon negotiated price ranges established with vendors with reference to the fluctuating market prices. The related agreements may contain contractual features that limit the price paid by establishing certain price floors and caps. Extreme changes in commodity prices or long-term changes could affect our financial results adversely. We expect that in most cases increased commodity prices could be passed through to our consumers through increases in menu prices. However, if there is a time lag between the increasing commodity prices and our ability to increase menu prices, or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected. Additionally, from time to time, competitive circumstances could limit menu price flexibility, and in those cases margins would be negatively impacted by increased commodity prices.

Our restaurants are dependent upon energy to operate and are impacted by changes in energy prices, including natural gas. We utilize derivative instruments to mitigate some of our overall exposure to material increases in natural gas prices. We record mark-to-market changes in the fair value of derivative instruments in earnings in the period of change. The effects of these derivative instruments were immaterial to our financial statements for all periods presented.

In addition to the market risks identified above and to the risks discussed elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we are subject to business risk as our beef supply is highly dependent upon a limited number of vendors. In 2011, we purchased more than 90% of our beef raw materials from four beef suppliers who represent approximately 75% of the total beef marketplace in the U.S. Due to the nature of our industry, we expect to continue to purchase a substantial amount of our beef from a small number of suppliers. If these vendors were unable to fulfill their obligations under their contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies.

This market risk discussion contains forward-looking statements. Actual results may differ materially from the discussion based upon general market conditions and changes in domestic and global financial markets.

BUSINESS

Our Company

We are one of the largest casual dining restaurant companies in the world, with a portfolio of leading, differentiated restaurant concepts. We own and operate 1,247 restaurants and have 195 restaurants operating under franchise or joint venture arrangements across 49 states and 21 countries and territories internationally. We have five founder-inspired concepts: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s. Outback Steakhouse holds the #1 U.S. market position in the steak category, and Carrabba’s and Bonefish Grill each holds the #2 U.S. market position in its respective full-service restaurant category (Italian and seafood). Fleming’s is the fourth largest fine dining steakhouse brand in the U.S. The full-service restaurant sector is highly fragmented and even the largest companies have a relatively small market share.

In 2010, we launched a new strategic plan and operating model, strengthened our management team and adapted practices from the consumer products and retail industries to complement our restaurant acumen and enhance our brand management, analytics and innovation. This new model keeps the customer at the center of our decision-making and focuses on continuous innovation and productivity to drive sustainable sales and profit growth. We have made these changes while preserving our entrepreneurial culture at the operating level. Our restaurant managing partners are a key element of this culture, each of whom shares in the cash flows of his or her restaurant after making a required initial cash investment.

We believe our new strategic plan and operating model have driven our recent market share gains and improved margins while providing a solid foundation for continuing sales and profit growth. For the three months ended March 31, 2012 and the year ended December 31, 2011, we had $1.1 billion and $3.8 billion of revenue, $50.0 million and $100.0 million of net income and $140.3 million and $361.5 million of Adjusted EBITDA, respectively. In the U.S., each of our four core concepts generated positive comparable restaurant sales over the last eight consecutive quarters, and in 2011 and 2010, our combined comparable restaurant sales at our core concepts grew 4.9% and 2.7%, respectively. Additionally, over the last two years, Outback Steakhouse, Carrabba’s, Bonefish Grill and Fleming’s have significantly outperformed their applicable Knapp-Track index on traffic growth by 8.5%, 11.2%, 20.2% and 16.5%, respectively. Over the three years ended December 31, 2011, our net income increased from a net loss of $64.5 million to net income of $100.0 million, and Adjusted EBITDA increased from $319.9 million to $361.5 million. Our Adjusted EBITDA margin grew from 8.9% to 9.4% over the same period and was 13.3% for the three months ended March 31, 2012.

Our concepts seek to provide a compelling customer experience combining great food, highly attentive service and lively and contemporary ambience at attractive prices. Our restaurants attract customers across a variety of occasions, including everyday dining, celebrations and business entertainment. We believe each of our concepts maintains its unique, founder-inspired brand identity and entrepreneurial culture, while leveraging our scale and enhanced operating model. Below is an overview of our four core concepts:

Outback Steakhouse – A casual dining steakhouse featuring high quality, freshly prepared food, attentive service and Australian décor. As of March 31, 2012, we owned and operated 669 restaurants and franchised 106 restaurants across 49 states, and we owned and operated 111 restaurants, franchised 47 restaurants and operated 34 restaurants through a joint venture across 21 countries and territories internationally. Outback Steakhouse holds the #1 market position in the U.S. in the full-service steak restaurant category based on 2011 sales. In 2010, Outback Steakhouse also held the #1 position in Brazil in the full-service sector and in South Korea among western full-service restaurant concepts. The menu offers several cuts of uniquely seasoned and seared or wood-fire grilled steaks, chops, chicken, seafood, pasta, salads and seasonal specials. The menu also includes several specialty appetizers, including our signature “Bloomin’ Onion®,” and desserts, together with full bar service featuring Australian wine and beer. The average check per person at our domestic Outback Steakhouse restaurants was approximately $20 in 2011.

Carrabba’s Italian Grill – An authentic Italian casual dining restaurant featuring high quality handcrafted dishes, an exhibition kitchen and a welcoming atmosphere. As of March 31, 2012, we owned and operated 230 restaurants and had one franchised restaurant across 32 states. Carrabba’s holds the #2 market position in the full-service Italian restaurant category based on 2011 sales in the U.S. The menu includes Italian pasta, chicken and seafood dishes and wood-fired pizza. The menu also includes specialty appetizers, desserts and coffees, together with full bar service featuring Italian wines and specialty drinks. The average check per person at Carrabba’s was approximately $21 in 2011.

Bonefish Grill – An upscale casual seafood restaurant featuring market fresh grilled fish, high-end yet approachable service and a lively bar. As of March 31, 2012, we owned and operated 151 restaurants and franchised seven restaurants across 28 states. Bonefish Grill holds the #2 market position in the U.S. full-service seafood restaurant category based on 2011 sales. Bonefish Grill ranked “Top Overall” across all full-service restaurant chains according to Zagat’s in 2010 and 2011 and was ranked #1 for all casual dining chains according to Nation’s Restaurant News in 2011. The menu is anchored by fresh grilled fish with freshly prepared sauces and regularly rotating seafood specials. In addition, Bonefish Grill offers non-seafood entrees, several specialty appetizers, including our signature “Bang Bang Shrimp®,” and desserts. Bonefish Grill’s bar provides an energetic setting for drinks, dining and socializing with a bar menu featuring a large variety of specialty cocktails, wine and beer selections. Alcoholic beverages account for approximately 25% of Bonefish Grill’s restaurant sales. The average check per person at Bonefish Grill was approximately $23 in 2011.

Fleming’s Prime Steakhouse and Wine Bar – An upscale, contemporary prime steakhouse for food and wine lovers seeking a stylish and lively dining experience. As of March 31, 2012, we owned and operated 64 restaurants across 28 states. Fleming’s is the fourth largest fine dining steakhouse brand in the U.S based on 2011 sales. The menu features prime cuts of beef, fresh seafood, as well as pork, veal and chicken entrees accompanied by an extensive assortment of freshly prepared salads and side dishes available a la carte, plus several specialty appetizers and desserts. Among national high-end steak concepts, Fleming’s offers the largest selection of wines by the glass, with 100 quality wines available, as well as specialty cocktails. Alcoholic beverages account for approximately 30% of Fleming’s restaurant sales. The average check per person at Fleming’s was approximately $68 in 2011.

We also hold a 50% interest in a joint venture that owns and operates 22 Roy’s restaurants. Roy’s provides an upscale dining experience featuring Pacific Rim cuisine.

History and Evolution of Our Business

Our predecessor was incorporated in August 1987, and we opened our first Outback Steakhouse restaurant in 1988. We changed our name to Outback Steakhouse, Inc. in 1990 and became a Delaware corporation in 1991 as part of a corporate reorganization completed in connection with our predecessor’s initial public offering. Between 1994 and 2004, we grew from approximately 200 restaurants to approximately 1,175 restaurants system-wide and acquired Carrabba’s, Fleming’s, Roy’s and Bonefish Grill. We began expanding the Outback Steakhouse concept internationally in 1996, and as of March 31, 2012, we had 192 restaurants across 21 countries and territories internationally, including 111 restaurants that we owned and operated, 47 restaurants that we franchised and 34 restaurants that are operated by a joint venture. In June 2007, we were acquired by investment funds advised by our Sponsors, our Founders and certain members of management.

In November 2009, we hired Elizabeth A. Smith as Chief Executive Officer. Ms. Smith brought close to 20 years of consumer products experience, including five years as a senior executive at Avon Products, Inc. and 14 years at Kraft Foods Inc. Under Ms. Smith’s leadership, we launched our new strategic plan and operating model. The key initiatives we implemented as part of this plan and model, many of which are ongoing, are summarized below:

•	Enhanced Our Brand / Concept Competitiveness. Based on consumer research, we have undertaken the following initiatives to enhance our brand relevance and competitiveness:

•

Evolved our menus by supplementing our classic items with greater variety and lighter dishes to broaden appeal. We also added lower priced items, small plates and handhelds and enhanced bar and happy hour offerings to improve our value perception and affordability and increase traffic.

•

Shifted our marketing strategy away from principally using brand awareness messages to traffic, generating messages focused on quality, value and limited-time offers. We also enhanced the quality of our marketing and altered our media mix to improve returns on investment.

•

Initiated a remodel program focused on Outback Steakhouse and Carrabba’s to refresh the restaurant base. During 2010 and 2011, we remodeled 256 Outback Steakhouse restaurants to implement a more contemporary design, and we are testing remodel designs at Carrabba’s.

•

Refocused our service to improve execution on aspects of the dining experience that matter most to our customers as indicated through ongoing customer surveys. For example, the percentage of surveyed customers that rated their overall customer satisfaction at Outback Steakhouse as “excellent” or “very good” increased by 20% from April 2009 to December 2011, and is now above the average for casual dining restaurants included in the Service Management Group (SMG) customer satisfaction measurement program (which is consistent with the current relative ratings of our other concepts that participate in this program) as of December 2011. See “—Restaurant Operations—Service.”

•

Strengthened Management Team and Organizational Capabilities. We added senior executives with experience from leading consumer products and retail companies and added resources in key functional support areas, such as R&D, human resources, consumer research and analytics, real estate development, technology, supply chain management and productivity. We built an organization that maintains deep restaurant industry expertise at the operating level, coupled with a functional corporate support team that drives innovation, productivity and scale efficiencies. We also redesigned our field management compensation structure to better reward growth in sales and profits and to attract and retain top talent.

•

Accelerated Innovation. We believe we have strengthened our innovation capability by increasing our resources and by focusing on a collaborative process to develop, test and roll out new menu, service and marketing initiatives. This has increased our new product pipeline capacity, and we are able to introduce these new initiatives faster than we have in the past.

•

Improved Analytics and Information Flow. To supplement the deep industry expertise of our restaurant operators, we instituted an enterprise-wide, analytical approach to guide our decision-making that relies on increased consumer research and feedback, product testing and data analysis. We believe this provides our management team with much improved visibility regarding consumer trends and a better basis for making product, pricing and marketing decisions. Additionally, we believe we have standardized and improved the performance metrics provided to our managing and area operating partners to support management at the restaurant level.

•

Increased Productivity and Generated Significant Cost Savings. In 2008, we began to focus on increased productivity and cost savings by leveraging our scale and corporate support infrastructure. From 2008 through 2011, we implemented productivity and cost management initiatives that we estimate allowed us to save over $200 million in the aggregate, while improving our customer ratings on quality and service as measured by SMG, although we faced rising commodities prices.

•

Invested in Information Technology Infrastructure. In 2010, we launched a multi-year upgrade of our technology infrastructure to support our analytical focus and growth opportunities. Our investments included the completion of standardized point of sale (POS) systems across our concepts, a data warehouse to improve data accessibility, real estate site selection tools and a new human resources information system (HRIS).

Competitive Strengths

We believe the following competitive strengths, when combined with our strategic plan and operating model, provide a platform to deliver sustainable sales and profit growth:

•	strong market position with highly recognizable brands;

•	compelling customer experience;

•	diversified portfolio with global presence;

•	business model focused on continuous innovation and productivity; and

•	experienced executive and field management teams.

Strong Market Position With Highly Recognizable Brands

We have market leadership positions in each of our core concepts domestically, as well as in our core international markets. Based on 2011 sales in the U.S., Outback Steakhouse ranked #1 in the full-service steak category, Carrabba’s ranked #2 in the full-service Italian category and Bonefish Grill ranked #2 in the full-service seafood category. Fleming’s is the fourth largest fine dining steakhouse brand in the United States. Bonefish Grill, Carrabba’s and Outback Steakhouse held three of the top seven positions for top casual dining chains in the 2011 Nation’s Restaurant News Annual Consumer Picks survey. In 2010, Outback Steakhouse ranked #1 in market share in Brazil among full-service restaurants and in South Korea among western full-service restaurant concepts. We believe our market leadership positions and scale will allow us to continue to gain market share in the fragmented restaurant industry.

Compelling Customer Experience

We believe we offer a compelling dining experience with superior value by providing great food, highly attentive service and lively ambience at attractive prices. Our strategic plan and operating model keep the customer at the center of our decision-making and use customer research and analytics to continually improve each concept’s dining experience. We believe our customer experience and value perception, based on the following elements, drive strong customer loyalty:

•

Great Food. We deliver consistently executed, freshly prepared meals using high quality ingredients. Consumers have validated our food quality through numerous casual dining awards, including ranking Outback Steakhouse first in the “Best Steak” category and ranking Bonefish Grill and Carrabba’s first and third, respectively, for all full-service restaurant chains in the “Top Food” category in the 2011 Zagat’s customer survey. We also expanded our menus during 2010 and 2011 to extend beyond our core focus at each concept to attract a broader mix of customers.

•

Highly Attentive Service. We seek to deliver superior service to each customer at every opportunity. We offer customers prompt, friendly and efficient service, keep wait staff-to-table ratios high and staff each restaurant with managing partners to ensure consistent and attentive customer service. For example, in Zagat’s customer survey in 2011, Bonefish Grill and Carrabba’s were ranked first and third, respectively, for all full-service restaurant chains in the “Top Service” category.

•

Lively and Contemporary Ambience. We believe each of our restaurant concepts offers a distinct, energetic atmosphere. We are committed to maintaining a contemporary look and feel at each of our concepts that is consistent with its individual brand positioning.

•

Attractive Prices. Since 2009, to broaden appeal and increase traffic, we have enhanced the value we offer our customers through menu and promotional innovation, rather than aggressive discounting where we would simply offer the same menu items at a lower price. At each of our concepts, we have increased the number of lower priced items, such as the Cucina Casuale selection at Carrabba’s that features entrees starting at $10. We have also expanded our limited-time offers of specials not contained on our regular menu, such as Outback Steakhouse’s $14.99 steak and lobster promotion, which has been very popular with our customers. These menu changes and promotions allow us to offer the customer new choices at lower prices, since they were developed taking into account our costs and target profit margins as well as customer spending preferences. Our regular menu item prices have experienced some increases to cover rising commodity costs.

Diversified Portfolio With Global Presence

Our diversified portfolio of distinct concepts and global presence provide us with a broad growth platform to capture additional market share domestically and internationally. We are diversified by concept, category and geography as follows:

•

By Concept and Category. We believe our concepts are differentiated relative to each other by category and to their respective key competitors. Our core concepts target three separate, large and highly fragmented menu categories of the full-service restaurant sector: steak ($14.1 billion in 2011 sales), Italian ($15.0 billion in 2011 sales) and seafood ($8.5 billion in 2011 sales). Outback Steakhouse, Carrabba’s and Bonefish Grill target the casual dining price category, and Fleming’s targets the fine dining category. Each concept’s percentage of our company-owned sales for 2011 was as follows: Outback Steakhouse 62%, Carrabba’s 18%, Bonefish Grill 12%, Fleming’s 6% and Roy’s 2%.

•

By Geography. The system-wide sales of our international Outback Steakhouse restaurants represented 15% of our total system-wide sales in 2011. A majority of our international restaurants are company-owned or operated through a joint venture, and we believe this differentiates us relative to many of our casual dining peers, which primarily operate through franchises internationally. Our restaurants are located across 49 states and 21 countries and territories around the world. Our two largest international markets are South Korea, where we ranked #1 among western full-service restaurant concepts in 2010 with 103 company-owned restaurants, and Brazil where we ranked #1 in the full-service sector in 2010 with 34 restaurants operated through a joint venture. We also own and operate seven restaurants in Hong Kong. Our 47 franchised international restaurants are primarily located in Asia, Latin America, the Middle East and Canada.

Business Model Focused on Continuous Innovation and Productivity

Our business model leverages leading practices from the consumer products and retail industries to keep the customer at the center of our decision-making and focuses on innovation and productivity to drive sustainable sales and profit growth. We heavily rely on market and product research and customer feedback to develop new ideas and to mitigate the risks of implementation.

•

Innovation. We have established an enterprise-wide innovation process to enhance every dimension of the customer experience. Cross-functional innovation teams collaborate across R&D, purchasing, operations, marketing, finance and market intelligence to manage a pipeline of new menu, service and marketing ideas. For example, we have added over 60 new menu items across our concepts since 2010, including many items under 600 calories, which has broadened the appeal of our menus.

•

Productivity. Without compromising the customer experience, we continuously explore opportunities to increase productivity and reduce costs across every aspect of our business. Our cost-savings allow us to reinvest in innovation initiatives, offset commodity inflation and increase margins. We have a dedicated team that coordinates all productivity initiatives and actively manages a pipeline of ideas from testing through implementation.

Experienced Executive and Field Management Teams

Our management team is led by our Chairman and Chief Executive Officer, Elizabeth A. Smith, former President of Avon Products, Inc., who joined us in November 2009. Ms. Smith has nearly 20 years of experience in the consumer products industry. Our senior leadership team also includes executives from consumer and retail companies such as Starbucks, YUM Brands, Mars, Kraft, Best Buy and Home Depot. We have expanded our capabilities by adding resources in R&D, human resources, consumer research and analytics, real estate development, technology, supply chain management and productivity.

Our functional corporate support team complements our deep restaurant experience at the operating level. Our field operating and management teams are made up of individuals with deep experience operating our restaurants and in the restaurant industry. Our core concept presidents have been with us for an average of 20 years and have an average of 30 years of industry experience. Our regional field management team has an average of over 13 years of experience working with us at the managing partner level or above. We believe our operators are highly motivated to drive growth in sales and profits through our improved compensation structure. This structure requires an initial investment from our managing partners and allows them to share in a portion of the restaurants’ monthly cash flow and an annual bonus tied to increases in their restaurant’s sales above the concept’s sales plan and long-term compensation tied to growth in their restaurants’ cash flow. We believe this structure supports our entrepreneurial culture and differentiates us from any competitor of similar size.

Our Growth Strategy

We believe there are significant opportunities to continue to drive sustainable sales and profit growth through the following three strategies:

Grow Comparable Restaurant Sales

Building on the strong momentum of the business, we believe we have the following opportunities to continue to grow comparable restaurant sales:

•

Remodel Our Restaurants. In the near term, we are focused on remodeling our Outback Steakhouse and Carrabba’s restaurants. For Outback Steakhouse, we plan to complete 160 remodels in 2012 and a cumulative total of approximately 450 remodels by the end of 2013. Traffic at our remodeled restaurants has increased approximately 3% from 2010 to 2011 compared to non-remodeled restaurants, which we believe primarily resulted from our remodel program. We plan to implement a remodel program at Carrabba’s when testing of the design alternatives is complete.

•

Continue to Improve Promotional Marketing to Drive Traffic. We plan to continue to improve our limited-time offers and multimedia marketing campaigns. By promoting continuously evolving menu items at attractive prices, we seek to drive traffic and maintain brand relevance without sacrificing margins. With our new analytical and innovation capabilities, we believe we are able to develop promotions to achieve targeted margins and measure and improve the effectiveness of our marketing campaigns.

•

Expand Share of Occasions and Increase Frequency. We believe we have a strong market share of weekend dinner occasions and a significant opportunity to grow our share of other dining occasions across all concepts. With our broader menu variety and improved affordability – specifically, through our small plates, handhelds and bar menu options – we are better positioned to expand our weekday and non-dinner occasions. We realized traffic gains in 2011 through our Sunday lunch expansion at Outback Steakhouse and the introduction of happy hour menus at Bonefish Grill and Fleming’s. We are open for Saturday lunch at most of our Carrabba’s locations. In 2012, we are planning to roll out Saturday lunch at most of our Outback Steakhouse locations. We are also evaluating the selective expansion of weekday lunch in markets where demographics support doing so.

•

Continue Innovating New Menu Items and Categories. Our menu strategy will continue to focus on broadening appeal while maintaining classic items. Our R&D team will continue to seek to introduce innovative items that we believe match evolving consumer preferences.

Pursue New Domestic and International Development With Strong Unit Level Economics

We are recommitted to new unit development after curtailing expansion from 2009 to 2011. We believe that a substantial development opportunity remains for our concepts in the U.S. and internationally, particularly given our revitalized concepts, improved margins, expanded affordability and broadened customer appeal. Resources in site selection, construction and design were added in 2010 and 2011 in order to increase the pace of new unit openings. We expect to open 30 company-owned and five joint venture units in 2012 and increase the pace of development thereafter. We are targeting a minimum of a 15% average pre-tax return on initial investment on our new domestic restaurants, although there is no guarantee that we will achieve this target. We expect that the mix of new units will be initially weighted approximately 75% to domestic opportunities, but will shift to a greater weight of international units as we continue to implement our international expansion plans.

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Pursue Domestic Development Focused on Bonefish Grill and Carrabba’s. We believe we have the potential to double the Bonefish Grill concept over the next five to seven years from an existing base of 158 units as of March 31, 2012. Currently, the majority of Bonefish Grill restaurants are located in the southern and eastern U.S., with significant geographic expansion potential in the top 100 U.S. markets. Bonefish Grill unit growth will be our top domestic development priority in 2012, with 20 or more new restaurants planned. Over the last five years, Bonefish Grill restaurants open for more than a year have averaged a pre-tax return on initial investment of greater than 20%.

We see significant opportunities to expand Carrabba’s from an existing base of 231 units as of March 31, 2012. Currently, the majority of Carrabba’s restaurants are also located in the southern and eastern U.S., with significant geographic expansion potential in the top 100 U.S. markets. We are developing an updated restaurant design for Carrabba’s, and we plan to test this model in ten to 15 units over the next two years. Based on the results of this test, we plan to accelerate new unit development.

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Accelerate International Growth Focused on Outback Steakhouse Brand. We believe we are well-positioned to expand internationally beyond our 192 restaurants located across 21 countries and territories. The system-wide sales of our international Outback Steakhouse restaurants represented 15% of our total system-wide sales in 2011. We believe the international business represents a significant growth opportunity. In 2012, we plan to open six or more company-owned or joint venture units in existing markets. We will continue to leverage our market position by offering our top-ranked Outback Steakhouse concept in a format adapted to local cultural preferences. We have enhanced our organization structure to better position us for international growth by adding a new President of Outback Steakhouse International and integrating our international team into our corporate headquarters to leverage our enterprise-wide capabilities. Over the last five years, our international units have produced attractive returns with an average pre-tax return on initial investment above 30%. We will approach growth in a disciplined manner, focusing on growing in existing markets such as South Korea, Brazil and Hong Kong, while expanding in strategically selected emerging and high growth, developed markets. We are focusing our new market growth in China, Mexico and South America. We will utilize the ownership structure and market entry strategy that best fits the need for a particular market, including company-owned restaurants, joint ventures and franchises. In markets with the most potential for unit growth, we expect to focus on company-owned and joint venture arrangements rather than franchises.

Drive Margin Improvement

We believe that we have the opportunity to increase our margins through continued productivity and increased fixed-cost leverage as we grow comparable restaurant sales. We plan to continue to focus additional resources on productivity improvement as needed to ensure continuous progress, including the recent addition of a Chief Value Chain Officer role with responsibility for global supply chain management, productivity and information technology. We have developed a multi-year productivity plan that is expected to yield productivity and cost savings of approximately $50 million in 2012 and additional savings in future years. Our actual savings will depend on various economic factors, including commodity and labor costs, and other circumstances that impact our supply chain. This plan focuses on high value initiatives across the following four categories:

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Labor Optimization. We are implementing a plan to optimize our staff scheduling and improve efficiencies in service. In addition, we have identified and are testing new front of house service models that improve both service and efficiency.

•	Food Cost Reductions. We are implementing new systems and tools to minimize waste and will continue to work with our supply chain partners to reduce our overall food costs without affecting quality.

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Supply Chain Efficiencies. We are improving inbound and outbound freight logistics and implementing electronic invoicing, improved distribution management and better demand forecasting processes and tools to decrease costs. We will also continue to expand the application of purchasing disciplines to a larger percentage of goods and services purchased.

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Sustainable, Cost-Effective Restaurant Facilities. We are implementing enterprise-level policies and service contracts that reduce rates on repairs and maintenance at our restaurants and are also reducing energy usage.

Industry Overview

According to the National Restaurant Association, U.S. restaurant industry sales were $610.4 billion in 2011. We compete primarily in the casual dining price category of the full-service restaurant sector. Total sales in 2011 for the casual dining price category were $85 billion as stated in CREST data. Technomic reports that the full-service sector is expected to grow 2.9% in 2012.

Casual dining restaurants within the full-service sector are also categorized by menu type, each of which is defined by a few large players and is otherwise highly fragmented. Our concepts primarily compete in the steak, Italian and seafood menu categories. While we have primarily focused on serving dinner, which represents 67% ($56.3 billion) of the casual dining category’s total 2011 sales according to CREST data, we believe we have an opportunity to further expand into the lunch market, which represents 29% ($24.4 billion) of the casual dining category’s total sales according to CREST data.

While independent restaurants still represent 45.4% of the total sales of all casual dining restaurants according to CREST data, chains have been increasingly taking share from independents over the past several years. We believe that this trend will continue as barriers increase preventing independent restaurants and start-up chains from building scale operations, including menu labeling, burdensome labor regulations and healthcare reforms that will be enforced once chains grow past a certain number of restaurants or employees.

Our Concepts

Each of our concepts maintains its unique, founder-inspired brand identity and seeks to provide a compelling customer experience combining great food, highly attentive service and lively and contemporary ambience at prices that our customers find attractive.

Outback Steakhouse

Outback Steakhouse is a casual dining steakhouse featuring high quality, freshly prepared food, attentive service and Australian décor. As of March 31, 2012, we owned and operated 669 restaurants and 106 were franchised across 49 states. Outback Steakhouse holds the #1 market position in the U.S. in the full-service steak restaurant category based on 2011 sales. In the 2011 Zagat’s full-service chain customer survey, Outback Steakhouse was ranked #1 in the “Best Steak” category.

The Outback Steakhouse menu offers several cuts of uniquely seasoned and seared or wood-fire grilled steaks, chops, chicken, seafood, pasta, salads and seasonal specials. The menu also includes several specialty appetizers, including our signature “Bloomin’ Onion®,” and desserts, together with full bar service featuring Australian wine and beer. Alcoholic beverages account for approximately 11% of domestic Outback

Steakhouse’s restaurant sales. The average check per person, which varies for all of our concepts based on limited-time offers, special menu items and promotions, was approximately $20 during 2011. Outback Steakhouse also offers a low-priced children’s menu.

The décor includes a contemporary, casual atmosphere with blond woods, large booths and tables and Australian artwork. Outback Steakhouse restaurants serve dinner every day of the week and most locations are open for lunch on Sunday. Some locations are also open for lunch on Saturday.

Carrabba’s Italian Grill

Carrabba’s Italian Grill is an authentic Italian casual dining restaurant featuring high quality handcrafted dishes, an exhibition kitchen and a welcoming atmosphere. As of March 31, 2012, we owned and operated 230 restaurants and had one franchised restaurant across 32 states. Carrabba’s holds the #2 market position in the U.S. in the full-service Italian restaurant category based on 2011 sales. In the 2011 Zagat’s full-service chain customer survey, Carrabba’s was ranked third in the “Top Food” and “Top Service” categories.

The Carrabba’s menu includes a variety of Italian pasta, chicken and seafood dishes and wood-fired pizza. Our use of a wood-fired grill, combined with our signature grill seasoning, produces Italian dishes with flavors we believe are unique to the category. The menu also includes specialty appetizers, desserts and coffees, together with full bar service featuring Italian wines and specialty drinks. Alcoholic beverages account for approximately 17% of Carrabba’s restaurant sales. The average check per person was approximately $21 during 2011.

The décor includes dark woods, large booths and tables and Italian memorabilia featuring Carrabba family photos and authentic Italian pottery. Its traditional Italian exhibition kitchen allows customers to watch hand-made dishes being prepared. The majority of Carrabba’s restaurants serve dinner every day of the week and are open for lunch on Saturday and Sundays.

Bonefish Grill

Bonefish Grill is an upscale casual seafood restaurant featuring market fresh grilled fish, high-end yet approachable service and a lively bar. The wait staff wears chef coats, but emphasizes a concept goal of providing a comfortable rather than stuffy dining experience. As of March 31, 2012, we owned and operated 151 and franchised seven restaurants across 28 states. Bonefish Grill holds the #2 market position in the U.S. in the full-service seafood restaurant category based on 2011 sales. Bonefish Grill ranked “Top Overall” in 2010 and 2011 across all full-service dining chains according to Zagat’s and in 2011 was ranked #1 for all casual dining chains according to Nation’s Restaurant News. In the 2011 Zagat’s customer survey of all full-service chains, Bonefish Grill also received “Top Food” and “Top Service” rankings.

The Bonefish Grill menu is anchored by market fresh grilled fish with freshly prepared sauces and regularly rotating seafood specials. In addition, Bonefish Grill offers beef, pork and chicken entrees, several specialty appetizers, including our signature “Bang Bang Shrimp®,” and desserts. Bonefish Grill’s bar provides an energetic setting for drinks, dining and socializing, with large tables, music from emerging artists and a bar menu featuring a large variety of specialty cocktails, including a specialty martini list, wine and beer selections. Alcoholic beverages account for approximately 25% of Bonefish Grill’s restaurant sales. The average check per person was approximately $23 in 2011.

The décor is warm and inviting, with hardwood floors, large booths and tables and distinctive artwork inspired by regional coastal settings. Bonefish Grill restaurants typically serve dinner only.

Fleming’s Prime Steakhouse and Wine Bar

Fleming’s Prime Steakhouse and Wine Bar is an upscale, contemporary prime steakhouse for food and wine lovers seeking a stylish, lively and memorable dining experience. As of March 31, 2012, we owned and operated 64 Fleming’s restaurants across 28 states. Fleming’s is the fourth largest fine dining steakhouse brand in the U.S. based on 2011 sales. Fleming’s offers a large variety of highly rated wines and has been recognized with numerous awards for its beverage offerings, including best chain wine program in Cheers Magazine’s 2012 Beverage Excellence Awards, a 2012 VIBE Award for “innovative spirits,” and a Wine Spectator award at each of our 64 restaurants.

The Fleming’s menu features prime cuts of beef, fresh seafood, and pork, veal and chicken entrees accompanied by an extensive assortment of freshly prepared salads and side dishes available a la carte, plus several specialty appetizers and desserts. Among national high-end steak concepts, Fleming’s offers the largest selection of wines by the glass, with 100 quality wines available, as well as specialty cocktails. Alcoholic beverages account for approximately 30% of Fleming’s restaurant sales. The average check per person was approximately $68 in 2011.

The décor features an open dining room built around an exhibition kitchen and expansive bar, with lighter woods and colors with rich cherry wood accents and high ceilings. Private dining rooms are available for private gatherings or corporate functions. Fleming’s restaurants serve dinner only.

Roy’s

Roy’s provides an upscale dining experience featuring Pacific Rim cuisine. As of March 31, 2012, we owned a 50% interest in a joint venture that owned and operated 22 Roy’s restaurants located across seven states.

The Roy’s menu offers Chef Roy Yamaguchi’s “Hawaiian Fusion” cuisine, a blend of bold Asian spices, European sauces and local ingredients, and features a variety of fish and seafood, beef, short ribs, pork, lamb and chicken. The menu also includes several specialty appetizers and desserts. In addition to full bar service, Roy’s offers a large selection of highly rated wines. Alcoholic beverages account for approximately 28% of Roy’s restaurant sales. The average check per person was approximately $57 during 2011.

The décor features large dining rooms, a lounge area, an outdoor dining patio in certain locations and Roy’s signature exhibition kitchen. Private dining rooms are available for private gatherings or corporate functions. The majority of Roy’s restaurants serve dinner only.

International

Outback Steakhouse International is our business unit for developing and operating Outback Steakhouse restaurants outside of the U.S. In 2011, we enhanced our international organizational structure by adding a new unit president and recruiting internal and external talent from market-leading companies with the experience we believe is needed to drive international growth. This team is integrating into our corporate headquarters to leverage enterprise-wide capabilities, including marketing, finance, consumer research and analytics, real estate development, information technology, legal, supply chain management and productivity, to support both company-owned and franchised locations. In addition, our company-owned and joint venture operations in South Korea, Hong Kong and Brazil have cross-functional, local management staffs in place to grow and support restaurants in those locations.

Our international Outback Steakhouse restaurants held the #1 position in both South Korea and Brazil among casual dining restaurants in the full-service sector as of 2010 based on sales in such countries. Our other concepts currently do not operate outside of the U.S. As of March 31, 2012, we owned and operated 111 international Outback Steakhouse restaurants, 34 were owned and operated through a joint venture and 47 were operated under franchise arrangements across 21 countries and territories as follows:

Country/Territory	Ownership Type	Total
South Korea	Company-owned	103
Hong Kong	Company-owned	7
Puerto Rico	Company-owned	1
Brazil	Joint venture	34
Japan	Franchise	9
Australia	Franchise	6
Mexico	Franchise	5
Taiwan	Franchise	5
Canada	Franchise	4
Philippines	Franchise	3
Saudi Arabia	Franchise	3
Indonesia	Franchise	2
United Arab Emirates	Franchise	2
Costa Rica	Franchise	1
Dominican Republic	Franchise	1
Egypt	Franchise	1
Guam	Franchise	1
Malaysia	Franchise	1
Singapore	Franchise	1
Thailand	Franchise	1
Venezuela	Franchise	1

Total		192

International Outback Steakhouse restaurants have substantially the same core menu items as domestic Outback Steakhouse locations, although certain side items and other menu items are local in nature. The prices that we charge in individual locations are reflective of local demographics and related local costs involved in procuring product. Most of our international locations serve lunch and dinner.

We utilize a global core menu policy to ensure consistency and quality in our menu offerings. We allow local tailoring of the menu to best address the preference of local customers in a market. Prior to the addition of an item to the core menu, we conduct customer research and it is reviewed and approved by our R&D team. In South Korea, for example, we serve “lunch box sets,” offering affordable options to busy customers seeking a quick lunch at Outback Steakhouse. Similarly, in Brazil, we offer “set pricing” lunch options that provide various price point options for our lunchtime diners.

Our international Outback Steakhouse locations are similar in the look and feel of our domestic locations, although there is more diversity in certain restaurant locations, layouts and sizes.

Financial information about geographic areas is included in this prospectus in Note 19 of our Notes to Consolidated Financial Statements for the year ended December 31, 2011.

Restaurant Development and Design

Site Design

We generally construct freestanding buildings on leased properties, although our leased sites are also located in strip shopping centers. Construction of a new restaurant takes approximately 90 to 180 days from the date the location is leased or under contract and fully permitted. In the future, we intend to either convert existing third-party leased retail space or construct new restaurants through leases in the majority of circumstances. We typically design the interior of our restaurants in-house, utilizing outside architects when necessary.

A typical Outback Steakhouse is approximately 6,200 square feet and features a dining room and a full-service liquor bar. The dining area of a typical Outback Steakhouse consists of 45 to 48 tables and seats approximately 220 people. The bar area consists of approximately ten tables and has seating capacity for approximately 54 people. Appetizers and complete dinners are served in the bar area.

Outback Steakhouse international restaurants range in size from 3,500 to 10,000 square feet and may be basement or second floor locations.

A typical Carrabba’s is approximately 6,500 square feet and features a dining room, pasta bar seating that overlooks the exhibition kitchen and a full-service liquor bar. The dining area of a typical Carrabba’s consists of 40 to 45 tables and seats approximately 230 people. The liquor bar area typically includes six tables and seating capacity for approximately 60 people, and the pasta bar has seating capacity for approximately ten people. Appetizers and complete dinners are served in both the pasta bar and liquor bar areas.

A typical Bonefish Grill is approximately 5,500 square feet and features a dining room and full-service liquor bar. The dining area of a typical Bonefish Grill consists of approximately 38 tables and seats approximately 145 people. The bar area is generally in the front of the restaurant and offers community-style seating with approximately ten tables and bar seating with a capacity for approximately 72 people. Appetizers and complete dinners are served in the bar area.

A typical Fleming’s is approximately 7,100 square feet and features a dining room, a private dining area, an exhibition kitchen and full-service liquor bar. The main dining area of a typical Fleming’s consists of approximately 35 tables and seats approximately 170 people, while the private dining area seats approximately 30 additional people. The bar area includes approximately six tables and bar seating with a capacity for approximately 35 people. Appetizers and complete dinners are served in the bar area.

A typical Roy’s is approximately 7,100 square feet and features a dining room, a private dining area, an exhibition kitchen and full-service liquor bar. The main dining area of a typical Roy’s consists of approximately 41 tables and seats approximately 155 people, while the private dining area seats an additional 50 people. The bar area includes tables and bar seating with a capacity for approximately 35 people. Appetizers and complete dinners are served in the bar area.

Remodel / Renovation Plan

We are committed to the strategy of continuing to maintain relevance with our décor by implementing an ongoing renovation program across all concepts.

In 2009, we began a remodeling program at Outback Steakhouse to refresh our restaurants base and modernize the look and feel of the dining experience. The Outback Steakhouse décor now features larger, more comfortable waiting areas, a brighter more upscale bar and a natural, contemporary dining area. To date, we have remodeled 256 restaurants, including 194 in 2011. We plan to complete 160 remodels in 2012 and a cumulative total of approximately 450 remodels by the end of 2013. Our average remodel cost has been approximately $250,000 and traffic at our remodeled locations has increased by approximately 3%, compared to non-remodeled locations.

Carrabba’s is currently implementing a similar renovation program, which includes the creation of a more contemporary Italian-themed décor that maintains its welcoming atmosphere and matches the high quality of our food. We are currently testing new design alternatives, and once testing is complete, the design will be rolled out to additional locations.

Site Selection Process

We consider the location of a restaurant to be critical to its long-term success and as such, we devote significant effort to the investigation and evaluation of potential sites. We have a central team serving all of our concepts comprised of real estate development, property/lease management and design and construction personnel. We have significantly increased the resources dedicated to this team since 2009, enabling the acceleration of remodels and unit additions. Our site selection team utilizes a combination of existing field operations managers, internal development personnel and outside real estate brokers to identify and qualify potential sites. We have developed a robust analytical infrastructure, aided by site selection software we have recently acquired and customized to assist our site selection team in implementing our new restaurant growth plan. By leveraging expanded data regarding potential sites, developing success criteria and using predictive models, we are improving site selection.

We follow a phased approach to new site selection and approval, with all proposed sites reviewed and approved by the appropriate concept president, Chief Development Officer, Chief Financial Officer and Chief Executive Officer.

Restaurant Development

We are recommitted to new unit development after curtailing expansion from 2009 to 2011. We believe that a substantial development opportunity remains for our concepts in the U.S. and internationally. We expect to open 30 company-owned and five joint venture units in 2012 and increase the pace thereafter. We expect that the mix of new units will be initially weighted approximately 75% to domestic opportunities, but will shift to a higher weight of international units as we continue to implement our international expansion plans.

Domestic Development

We believe we are well equipped to reaccelerate new unit development with a disciplined approach focusing on achieving unit returns at target levels across each of our concepts. In 2012, we plan to open 30 or more locations, with a primary domestic focus on opening new Bonefish Grill units.

We believe we have the potential to double the Bonefish Grill concept over the next five to seven years from an existing base of 158 units as of March 31, 2012. Currently, the majority of Bonefish Grill restaurants are located in the southern and eastern U.S., with significant geographic expansion potential in the top 100 U.S. markets. Bonefish Grill unit growth will be our top domestic development priority in 2012, with 20 or more new restaurants planned. Over the last five years, Bonefish Grill restaurants open for more than a year have averaged a pre-tax return on initial investment of greater than 20%.

We also see significant opportunities to expand Carrabba’s from an existing base of 231 units as of March 31, 2012. Currently, the majority of Carrabba’s restaurants are also located in the southern and eastern U.S., with significant geographic expansion potential in the top 100 U.S. markets. We are developing an updated restaurant design for Carrabba’s, and we plan to test this model in ten to 15 units over the next two years. Based on the results of this test, we plan to accelerate new unit development.

In addition, we believe that Fleming’s has existing geography fill-in and market expansion opportunities based on its current location mix.

International Development

We believe we are well-positioned to expand internationally and plan to approach such growth in a disciplined, prioritized manner, leveraging existing markets in South Korea, Brazil and Hong Kong, while expanding in strategically selected new emerging and high growth developed markets. The system-wide sales of our international Outback Steakhouse restaurants represented 15% of our total system-wide sales in 2011. We believe the international business represents a significant growth opportunity. We will continue to leverage our market position by offering our top-ranked Outback Steakhouse concept in a format adapted to local cultural preferences. For example, we believe that we can leverage existing infrastructure and expertise in the Asia-Pacific region and Latin America to grow in those areas and accelerate entry into nearby countries.

As a part of the restructuring of our international business unit, we developed a prioritized growth agenda. We are focusing our existing market growth in South Korea, Brazil and Hong Kong and our new market growth in China, Mexico and South America. Our company-owned operations in Hong Kong and Korea, where we have over 100 restaurants, provide operational expertise in running multi-unit operations, but also cultural insights and available talent to deploy into new Asian markets. In addition, our Outback Steakhouse International leadership team has significant experience in opening retail outlets in China that we can further leverage into our expansion efforts. We will utilize the ownership structure and market entry strategy that best fits the need for a particular market, including company-owned units, joint ventures and franchises. In markets where there is potential for a significant number of restaurants, we expect to focus on company-owned and joint venture arrangements rather than franchises.

Research & Development / Innovation

In 2010, we added a company-wide head of R&D to our senior management team and increased the size of that team to approximately 20 people. We believe we have since strengthened our innovation capability by establishing a focused, collaborative process and enhancing our R&D capabilities, and expanded the scope of innovation to focus on new product development, product efficiency and core menu quality. As a result, we believe we are now better able to continuously evolve our product offerings based on consumer trends and feedback and improve productivity. We have a 12-month pipeline of new menu and promotional items and are able to introduce items faster than we have in the past.

Our cross-functional innovation processes leverage practices of the consumer products industry to continuously research and enhance every dimension of the customer experience. Our innovation teams collaborate across R&D, purchasing, operations, marketing, finance and market intelligence. Our goal is continuous innovation of our new menu, service and marketing initiatives to improve brand relevance, productivity and competitiveness based on evolving consumer trends and direct customer feedback on our products. For example, as the direct result of market and consumer research, we have added over 60 new menu items across our concepts since 2010, including many items under 600 calories, which have broadened the appeal of our menus. By incorporating analytics, testing and customer feedback, we are able to refine and reduce the potential risks associated with these introductions or changes. For new menu items and significant product changes, we have a meaningful testing process that includes internal testing, testing at one restaurant and testing at a group of restaurants before the roll-out is staged across a concept based on the type of product change. Throughout this process, our customers provide direct feedback on the product as well as pricing.

We also utilize our cross-functional process to develop limited-time offers with compelling price points and attractive margins. This requires more occasion-based testing and research to validate that the special offer was valued by customers based on the occasion. For example, Outback Steakhouse has offered a recurring $14.99 steak and lobster promotion that has not only been very popular with our customers, but also meets our profitability, food quality and execution efficiency objectives.

Strategy and Market Intelligence

Our strategy and market intelligence (SMI) function was created in 2010 to identify opportunities for profitable growth based on customer research, and to help improve returns on the investments we make in capital and operations, through the targeted application of analytics. The following summarizes a few of our analytics initiatives used across our corporation functions and concepts:

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Advanced Analytics. We believe we have realized significant benefits from studies regarding customer sensitivity to price changes. Our customer feedback and testing process enables rapid assessment of how new ideas and productivity initiatives perform with customers, allowing us to make improvements before they are launched nationally. Our marketing mix models guide reallocation of our marketing investments to more efficient and effective programs and have prompted increased marketing investments in Bonefish Grill and Carrabba’s.

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Development Analytics. We have developed a robust analytical infrastructure to drive our increased new restaurant growth plan. By leveraging expanded data regarding potential sites, developing success criteria and using predictive models, we are improving the site selection process.

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Consumer Intelligence. Our customer research techniques provide a greater perspective into customer behavior. We deploy a variety of qualitative approaches ranging from basic focus groups to techniques designed to capture deeper consumer insights based on emotional responses. On the quantitative side, we develop, execute and analyze consumer research related to menu items, restaurant design, consumer communication, brand positioning and casual dining segment health.

•	Data and Metrics. We have automated business performance reports for field management that were manually created in the past, freeing up time and providing better and more timely information.

Management Information Systems

In late 2010, we hired a new Chief Information Officer and developed a multi-year information technology strategy to further transform information technology into a growth enabling function by focusing on building infrastructure, increasing technical staff, creating a technology platform to support sales growth and enabling productivity improvements.

Beginning in 2010, we added significant resources that focused on building our competencies in human resources, information technology and real estate, design and construction, including the completion of standardized POS systems across our core concepts, the implementation of a HRIS system, uniform and comprehensive training programs, expanded data warehousing capability, and increased resources and tools to accelerate renovations and new unit site selection.

Restaurant level financial and accounting controls are handled through a point-of-sale computer system and network in each restaurant that communicates with our corporate headquarters. The POS system is also used to authorize and transmit credit card sales transactions and to manage the business and control costs, such as labor. Our company-owned restaurants are connected through data centers and a portal to provide our corporate employees and regional partners with access to business information and tools that allow them to collaborate, communicate, train and share information between restaurants and the corporate office. During 2012, we expect to upgrade our wireless access points in all of our restaurants. This will provide enhanced capability to pilot and roll out new mobile technology devices within our restaurants to enhance our operational capability.

Advertising and Marketing

Our marketing strategy is designed to drive comparable restaurant sales growth by increasing the frequency of and occasions for visits by our current customers as well as attracting new customers.

To maintain customer interest and relevance, each concept leverages limited-time offers featuring seasonal specials, ingredients and flavors that are consistent with the concept’s offerings, but provide something new to discover on the menu. We have increased the frequency of these promotions so that Outback Steakhouse, Carrabba’s and Bonefish Grill generally have five to seven promotion periods each year. The nature of the message regarding these promotions has also changed to encourage prompt action, rather than just promote brand awareness, resulting in more immediate increases in traffic. For example, for the past few years, Outback Steakhouse has created the Thanks for Giving promotion that featured a special menu and donated a portion of the proceeds to Operation Homefront, a charity that supports members of the U.S. military and their families. We promoted the initiative through extensive television, radio, social media, public relations, in-restaurant materials and celebrity support, which resulted in significant traffic and a donation of approximately $2 million for the charity.

We promote our Outback Steakhouse and Carrabba’s restaurants through national and spot television and/or radio media and our Bonefish Grill restaurants through radio advertising. We advertise on television selectively when we have a sufficient number of restaurants in a market to make the media purchase efficient. Each of our concepts has an active public relations program and relies on word-of-mouth customer experience, site visibility, marketing in local venues, direct mail, on-line/digital advertising and billboards. We also create point-of-sale materials to communicate and promote key brand initiatives to our guests while they are dining in our restaurants. We have local marketing personnel who customize these programs to optimize them for their target market.

We also use the openings of new restaurants as an opportunity to employ a comprehensive marketing strategy. We reach out to various media outlets as well as the local community to obtain appearances on radio and television, establish relationships with local charities and gain coverage in local newspapers and magazines. The managing partner in each restaurant is the visible face of the concept and, with local involvement, reinforces our role as a concerned, active member of the community.

We have increased our use of e-marketing tools, which enable us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe that our customers are frequent internet users and will explore e-applications to make dining decisions or to share dining experiences. We have set up pages and advertise on various social media and other websites.

These methods of advertising promote and maintain brand image and generate consumer awareness of new menu offerings, such as new items added to appeal to value-conscious consumers. We also strive to increase sales through excellence in execution. Our marketing strategy of enticing customers to visit frequently and also recommending our restaurants to others complements our goal of providing a compelling dining experience. Additionally, we engage in a variety of promotional activities, such as contributing goods, time and money to charitable, civic and cultural programs, in order to give back to the communities we serve and increase public awareness of our restaurants.

Restaurant Operations

We believe the success of our restaurants depends on our service-oriented employees and consistent execution of our menu items in a well-managed restaurant.

Management and Employees

The management staff of a typical Outback Steakhouse, Carrabba’s or Bonefish Grill consists of one managing partner, one assistant manager and one kitchen manager. The management staff of a typical Fleming’s or Roy’s consists of one managing partner, a chef partner and two assistant managers. Each restaurant also employs approximately 55 to 75 hourly employees, many of whom work part-time. The managing partner of each restaurant has primary responsibility for the day-to-day operation of his or her restaurant and is required to abide by company-established operating standards. Area operating partners are responsible for overseeing the operations of typically eight to 15 restaurants and managing partners in a specific region.

Area Operating, Managing and Chef Partner Programs

We have established a compensation structure for our area operating, managing and chef partners that we believe encourages high quality restaurant operations, fosters long-term employee commitment and generally results in profitable restaurants.

Historically, the managing partner of each company-owned domestic restaurant and the chef partner of each Fleming’s and Roy’s restaurant was required, as a condition of employment, to sign a five-year employment agreement and to purchase a non-transferable ownership interest in a partnership (“Management Partnership”) that provided management and supervisory services to his or her restaurant. The purchase price for a managing partner’s ownership interest was fixed at $25,000, and the purchase price for a chef partner’s ownership interest ranged from $10,000 to $15,000. Managing and chef partners had the right to receive monthly distributions from the Management Partnership based on a percentage of their restaurant’s monthly cash flows for the duration of the agreement, which varied by concept from 6% to 10% for managing partners and 2% to 5% for chef partners. Further, managing and chef partners were eligible to participate in the PEP, a deferred compensation program, upon completion of their five-year employment agreement.

In April 2011, we implemented modifications to our managing and chef partner compensation structure to provide greater incentives for sales and profit growth. Under the revised program, managing and chef partners continue to sign five-year employment agreements and receive monthly distributions of the same percentage of their restaurant’s cash flow as under the prior program. However, under the revised program, in lieu of participation in the PEP, managing partners and chef partners are eligible to receive deferred compensation payments under the new POA. The POA places greater emphasis on year-over-year growth in cash flow than the PEP. Managing and chef partners will receive a greater value under the POA than they would have received under the PEP if certain levels of year-over-year cash flow growth are achieved and a lesser value than under the PEP if these levels are not achieved.

The POA requires managing and chef partners to make an initial deposit of up to $10,000 into their “Partner Investment Account,” and we will make a bookkeeping contribution to each partner’s “Company Contributions Account” no later than the end of February of each year following the completion of each year (or partial year where applicable) under the partner’s employment agreement. The value of each of our contributions will be equal to a percentage of the partner’s restaurant’s cash flow plus, if the restaurant has been open at least 18 calendar months, a percentage of the year-over-year increase in the restaurant’s cash flow.

The revised program also provides an annual bonus known as the President’s Club, paid in addition to the monthly distributions of cash flow, designed to reward increases in a restaurant’s annual sales above the concept sales plan with a required flow-through percentage of the incremental sales to cash flow. Managing and chef partners whose restaurants achieve certain annual sales targets above the concept’s sales plan (and the required flow-through percentage) receive a bonus equal to a percentage of the incremental sales, such percentage determined by the sales target achieved.

All managing and chef partners who execute new employment agreements after May 1, 2011 are required to participate in the new partner program, including the POA. Managing and chef partners with an employment agreement scheduled to expire December 1, 2011 or later had the opportunity (from April 27, 2011 through July 27, 2011) to amend their employment agreements to convert their existing partner program to participation in the new partner program, including the POA, effective June 1, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Stock-Based and Deferred Compensation Plans.” As of March 31, 2012, approximately 58% of our managing and chef partners were participating in the POA.

Many of Outback Steakhouse international restaurant managing partners enter into employment agreements and purchase participation interests in the cash distributions from the restaurants they manage. The amount and terms vary by country. This interest gives the managing partner the right to receive a percentage of his or her restaurant’s annual cash flows for the duration of the agreement. Additionally, each new unaffiliated franchisee is required to provide the same opportunity to the managing partner of each new restaurant opened by that franchisee.

Historically, an area operating partner has been required, as a condition of employment and within 30 days of the opening of his or her first restaurant, to make an initial investment of $50,000 in a Management Partnership within 30 days of the opening of his or her first restaurant. This interest gave the area operating partner the right to distributions from the Management Partnership based on a percentage of his or her restaurants’ monthly cash flows for the duration of the agreement, typically ranging from 4% to 9%. We have the option to purchase an area operating partner’s interest in the Management Partnership after the restaurant has been open for a five-year period on the terms specified in the agreement. For restaurants opened between January 1, 2007 and December 31, 2011, the area operating partner’s percentage of cash distributions and buyout percentage was calculated based on the associated restaurant’s return on investment compared to our targeted return on investment and may range from 3.0% to 12.0% depending on the concept.

In 2011, we also began a version of the President’s Club annual bonus described above for area operating partners to provide additional rewards for achieving sales targets with a required flow-through of the incremental sales to cash flow.

In April 2012, we revised our area operating partner program for restaurants opened on or after January 1, 2012. For these restaurants, an area operating partner is required, as a condition of employment, to make a deposit of $10,000 within 30 days of the opening of each new restaurant that he or she oversees, up to a maximum deposit of $50,000 (taking into account investments under prior programs). This deposit gives the area operating partner the right to monthly payments based on a percentage of his or her restaurants’ monthly cash flows for the duration of the employment agreement, typically ranging from 4.0% to 4.5%. After the restaurant has been open for a five-year period, the area operating partner will receive a bonus equal to a multiple of the area operating partner’s average monthly payments for the 24 months immediately preceding the bonus date. The bonus will be paid within 90 days or over a two-year period, depending on the bonus amount.

We have also improved our field operations performance evaluation and development processes since 2009. All field managing partners and area managers receive feedback on performance with consistent metrics linked to quarterly restaurant, area and concept business objectives.

By offering these types of compensation arrangements and by providing the area operating, managing and chef partners a significant interest in the success of their restaurants, we believe we are able to attract and retain experienced and highly motivated area operating, managing and chef partners.

Supervision and Training

We require our area operating partners and restaurant managing partners to have significant experience in the full-service restaurant industry. As part of our management development programs, we engage in succession planning at a total company and concept level to identify promotable personnel, with focused training programs to prepare managers for the next level of responsibility. Our core concept presidents have been with us for an average of 20 years and have an average of 30 years of industry experience. Our regional field management team has an average of over 13 years of experience working with us at the managing partner level or above.

All operating partners and managing partners are required to complete a comprehensive training program that emphasizes our operating strategy, procedures and standards. Our senior management meets quarterly with our area operating partners to discuss business-related issues and share ideas. In addition, members of senior management visit restaurants regularly to ensure that our concept, strategy and standards of quality are being adhered to in all aspects of restaurant operations.

The restaurant managing and area operating partners, together with our Presidents, Regional Vice Presidents, Senior Vice Presidents of Training and Directors of Training, are responsible for selecting and training the employees for each new restaurant. The training period for new non-management employees lasts approximately one week and is characterized by on-the-job supervision by an experienced employee. Ongoing employee training remains the responsibility of the restaurant manager. Written tests and observation in the work place are used to evaluate each employee’s performance. Special emphasis is placed on the consistency and quality of food preparation and service which is monitored through monthly meetings between kitchen managers and management.

Service

We seek to deliver superior service to each customer at every opportunity. We offer customers prompt, friendly and efficient service, keep wait staff-to-table ratios high and staff each restaurant with experienced management teams to ensure consistent and attentive customer service. In Zagat’s customer survey in 2011, Bonefish Grill and Carrabba’s were ranked first and third, respectively, for all full-service chains in the “Top Service” category.

In order to better assess and improve our performance, in 2009 we began using Service Management Group (SMG) to conduct an on-going satisfaction measurement program that utilizes a random invitation to participate in a web-based survey printed on 25% of our customer checks per week and provides us with benchmarking information from other restaurants. The program measures satisfaction across a wide range of experience elements, from the pace of the experience to the temperature of the food. Results are compiled and reported through a central web site at the national, regional and individual restaurant level. The minimum sample size for our SMG customer surveys is 100 customers per restaurant per month.

Currently, 24 casual dining restaurant concepts, including Outback Steakhouse, Carrabba’s and Bonefish Grill, and nine fine dining concepts, including Fleming’s, participate in the SMG survey web methodology and contribute to the SMG average comparison measures for casual and fine dining, respectively, that we utilize in assessing our performance. The percentage of surveyed customers that rated their overall customer satisfaction at Outback Steakhouse as “excellent” or “very good” increased by 20% from April 2009 to December 2011, based on our SMG customer satisfaction measurement program, which we believe is attributable to the initiatives we implemented. Each of our core concepts was above the average for comparable restaurants included in the SMG customer satisfaction measurement program in 2011.

Food Preparation and Quality Control

We focus on using high quality ingredients in our menu items, including the grade of our beef and freshness of our seafood and vegetables. Food safety is a critical priority, and we dedicate resources to ensuring that our customers enjoy safe, quality food products. We have taken various steps to mitigate food quality and safety risks and have central teams focused on this goal together with our supply chain, food safety/quality assurance and R&D teams.

We have an R&D facility located in Tampa that serves as a test kitchen and vendor product qualification site. Our supply chain organization manages internal auditors for vendor evaluations along with external third parties to inspect vendor adherence to quality, food safety and product specification on a risk based schedule. Vendors that do not comply with quality, food safety and other specifications are not utilized until they have corrective actions in place and are re-certified for compliance. Additionally, a daily “line check” is performed by the restaurant managing partner and their key team members to inspect food prepared for that day, as well as the freshness of liquor, beverages, condiments and other perishables used for all menu items.

We also employ two outside advisory councils comprised of external subject matter experts to advise our senior management on industry trends and on quality, safety and animal considerations pertinent to our industry, such as well-being strategies and procedures.

Sourcing and Supply

We take a centralized approach to purchasing and supply chain management, with our corporate team serving all concepts domestically and internationally. In addition, we have dedicated supply chain management personnel at the local level in our larger international operations in Asia and South America. The supply chain management organization is responsible for all food and operating supply purchases as well as a large percentage of field and home office services. In addition, we have logistics teams dedicated to optimizing freight costs. The supply chain management organization’s mission is to utilize a combination of centralized domestic and locally-based supply to capture the efficiencies and economies of scale that come from making strategic buys, while maintaining (or improving) quality and building stronger relationships with our key vendors.

We work to address the end-to-end costs (from the source to the fork) associated with the products and goods we purchase. We utilize a “total cost of ownership” (TCO) approach, which focuses on both the initial purchase price, coupled with the cost structure underlying the procurement and order fulfillment process. The TCO approach includes monitoring commodity markets and trends and seeking to execute product purchases at the most advantageous times. We develop commodity sourcing strategies for all major commodity categories based on the dynamics of each category. Those strategies include both spot purchases and long-term contracts of generally one year or less where we believe long-term contract prices are more attractive than anticipated spot prices. In addition, we limit exposure to potential risk by requiring our vendor partners to meet or exceed our quality assurance standards.

We have a national distribution program in place that includes food, beverage, and packaging goods. This program is with a custom distribution company that uses a limited number of warehouses that provide only products approved for our system.

Proteins represent about 50% of our commodity purchasing composition, with beef representing slightly over half of total purchased proteins. In 2011, we purchased more than 90% of our beef raw materials from four beef suppliers who represent approximately 75% of the total beef marketplace in the U.S. Due to the nature of our industry, we expect to continue to purchase a substantial amount of our beef from a small number of suppliers. Other major commodity categories purchased include produce, dairy, bread and pasta and energy sources to operate our restaurants, such as natural gas.

Restaurant Ownership Structures

Our restaurants are predominately company-owned or controlled, including through joint ventures, and otherwise operated under franchise arrangements. We generate our revenues primarily from our company-owned or controlled restaurants and secondarily through ongoing royalties from our franchised restaurants and sales of franchise rights.

Company-Owned Restaurants

Company-owned or controlled restaurants include restaurants owned directly by us, by limited partnerships in which we are the general partner and our managing partners and chef partners are limited partners and by joint ventures in which we are a member. Our legal ownership interests as general partner in these partnerships and joint ventures generally range from 50% to 90%. Our cash flows from these entities are limited to the relative portion of our ownership. The results of operations of company-owned restaurants are included in our consolidated operating results. The portion of income or loss attributable to the other partners’ interests is eliminated in the line item in our Consolidated Statements of Operations and Comprehensive Income entitled “Net income (loss) attributable to noncontrolling interests.”

In the future we do not plan to utilize limited partnerships for domestic company-owned restaurants. Instead, the restaurants will be wholly-owned by us and the area operating, managing and chef partners will receive their distributions of restaurant cash flow as employee compensation rather than partnership distributions.

With respect to Carrabba’s restaurants opened after 1994, we pay royalties to the Carrabba’s founders ranging from 1.0% to 1.5% of sales pursuant to agreements we entered into with the founders.

We also include the restaurants owned by our Roy’s joint venture as company-owned restaurants, and their accounts and operations are included in our consolidated financial statements, even though we have less than majority ownership. We determined we are the primary beneficiary of the joint venture since we have the power to direct or cause the direction of the activities that most significantly impact the entity on a day-to-day basis, such as decisions regarding menu development, purchasing, restaurant expansion and closings and the management of employee-related processes. Additionally, we have the obligation to absorb losses or the right to receive benefits of the Roy’s joint venture that could potentially be significant to the Roy’s joint venture. The majority of capital contributions made by our partner in the Roy’s joint venture, RY-8, have been funded by loans to RY-8 from a third party, which we guarantee. The guarantee is secured by a collateral interest in RY-8’s membership interest in the joint venture. We did not have an economic interest in nine Roy’s as of December 31, 2011, including six in Hawaii and one each in the continental United States, Japan and Guam.

Through our Brazilian Joint Venture with PGS Participacoes Ltda., we hold a 50% ownership interest in PGS Consultoria e Serviços Ltda. The Brazilian Joint Venture was formed in 1998 for the purpose of operating Outback Steakhouse franchise restaurants in Brazil. We account for the Brazilian Joint Venture under the equity method of accounting. We are responsible for 50% of the costs of new restaurants operated by the Brazilian Joint Venture and our joint venture partner is responsible for the other 50%. Income and loss derived from the Brazilian Joint Venture is presented in the line item “Income from operations of unconsolidated affiliates” in our Consolidated Statements of Operations and Comprehensive Income.

In addition, under our settlement agreement with T-Bird, T-Bird has a right we refer to as the Put Right, which would require us to purchase for cash all of the ownership interests in the T-Bird entities that own Outback Steakhouse restaurants and certain rights under the development agreement with T-Bird entity. The Put Right is non-transferable, other than under limited circumstances set forth in the Settlement Agreement. The Put Right will become exercisable by T-Bird for a one-year period beginning on the date of closing of this initial public offering. The Put Right is also exercisable if we sell our Outback Steakhouse concept. If the Put Right is exercised, we will pay a purchase price equal to a multiple of the T-Bird entities’ adjusted EBITDA for the trailing 12 months, net of liabilities of the T-Bird entities. The multiple is equal to 75% of the multiple of our adjusted EBITDA reflected in our stock price in the case of an IPO or, in a sale of the Outback Steakhouse concept, 75% of the multiple of adjusted EBITDA that we are receiving in the sale. We have a one-time right to reject the exercise of the Put Right if the transaction would be dilutive to our consolidated earnings per share. In such event, the Put Right is extended until the first anniversary of our notice to the T-Bird entities of such rejection. The closing of the Put Right is subject to certain conditions, including the negotiation of a transaction agreement reasonably acceptable to the parties, the absence of dissenters’ rights being exercised by the equity owners above a specified level and compliance with our debt agreements.

Unaffiliated Franchise Program

Our unaffiliated franchise arrangements grant third parties a license to establish and operate a restaurant using one of our concepts, our systems and our trademarks in a given area. The unaffiliated franchisee pays us for the concept ideas, strategy, marketing, operating system, training, purchasing power and brand recognition.

Franchised restaurants must be operated in compliance with each concept’s methods, standards and specifications, including regarding menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs, although the franchisee has full discretion to determine menu prices. In addition, all franchisees are required to purchase all food, ingredients, supplies and materials from approved suppliers. Our regional vice presidents semi-annually inspect franchised restaurants to confirm compliance with our requirements.

At March 31, 2012, there were 106 domestic franchised Outback Steakhouse restaurants and 47 international franchised Outback Steakhouse restaurants. Each domestic franchisee paid an initial franchise fee of $40,000 for each restaurant and is required to pay a continuing monthly royalty of 3.0% of gross restaurant sales and a monthly marketing administration fee of 0.5% of gross restaurant sales. Initial fees and royalties for international franchisees vary by market. Generally, each international franchisee paid an initial franchise fee of $40,000 to $200,000 for each restaurant and are expected to pay a continuing monthly royalty of 2.0% to 4.0% of gross restaurant sales. Certain international franchisees enter into an international development agreement that requires them to pay a development fee in exchange for the right and obligation to develop and operate up to five restaurants within a defined development territory pursuant to separate franchise agreements. All domestic franchisees are required to expend an annually adjusted percentage of gross restaurant sales, up to a maximum of 3.5%, for national advertising on a monthly basis (3.0% in 2011).

At March 31, 2012, there was one domestic franchised Carrabba’s. The franchisee paid an initial franchise fee of $40,000 and pays a continuing monthly royalty of 5.75% of gross restaurant sales.

At March 31, 2012, there were seven domestic franchised Bonefish Grills. Four of these franchisees paid an initial franchise fee of $50,000 for each restaurant and pay a continuing monthly royalty of 3.5% to 4.0% of gross restaurant sales. Three of these franchisees pay royalties up to 4.0%, depending on sales volumes. Under the terms of the franchise agreement, the franchisees are required to expend, on a monthly basis, a minimum of 2.5% of gross restaurant sales on local advertising and pay a monthly marketing administration fee of 0.5% of gross restaurant sales.

There were no unaffiliated franchises of any of our other restaurant concepts at March 31, 2012.

Under the development agreement granted to one of the T-Bird entities, for the period ending in 2031, the T-Bird entities have the exclusive right through 2031 to develop and operate Outback Steakhouse restaurants as a franchisee in the State of California. We have agreed to waive all rights of first refusal in our franchise arrangements with the T-Bird entities in connection with a sale of all, and not less than all, of the assets, or at least 75% of the ownership of the T-Bird entities.

Competition

The restaurant industry is highly competitive with a substantial number of restaurant operators that compete directly and indirectly with us in respect to price, service, location and food quality, and there are other well-established competitors with significant financial and other resources. There is also active competition for management personnel, attractive suitable real estate sites, supplies and restaurant employees. Further, we face growing competition from the supermarket industry, with improved selections of prepared meals, and from quick service and fast casual restaurants, as a result of higher-quality food and beverage offerings. We expect intense competition to continue in all of these areas.

Industry and internal research conducted suggests that consumers consider casual dining restaurants within a given trade area when making dining decisions. As a result, an individual restaurant’s competitors will vary based on their trade area and will include both independent and chain restaurants. At an aggregate level, all major casual dining restaurants would be considered competitors of our concepts.

We believe our principal strategies, which include but are not limited to, the use of high quality ingredients, the variety of our menu and concepts, the quality and consistency of our food and service, the use of various promotions and the selection of appropriate locations for our restaurants, allow us to effectively and efficiently compete in the restaurant industry.

Government Regulation

We are subject to various federal, state, local and international laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include, among others, alcoholic beverage control, health and safety, nutritional menu labeling, health care, environmental and fire agencies in the state, municipality or country in which the restaurant is located. Difficulty in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants.

Approximately 15% of our consolidated restaurant sales are attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, training, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure of a restaurant to obtain or retain liquor or food service licenses would adversely affect the restaurant’s operations. Additionally, we are subject in certain states to “dramshop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Our restaurant operations are also subject to federal and state labor laws, including the Fair Labor Standards Act, governing such matters as minimum wages, overtime, tip credits and worker conditions. Our employees who receive tips as part of their compensation, such as servers, are paid at a minimum wage rate, after giving effect to applicable tip credits. We rely on our employees to accurately disclose the full amount of their tip income, and we base our FICA tax reporting on the disclosures provided to us by such tipped employees. Our other personnel, such as our kitchen staff, are typically paid in excess of minimum wage. As significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Further, we are continuing to assess the impact of federal health care legislation on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of lawsuits have resulted in the payment of substantial damages by the defendants. For example, in December 2009, we entered into a Consent Decree in settlement of certain litigation brought by the U.S. Equal Employment Opportunity Commission alleging gender discrimination in promotions to management in the Outback Steakhouse organization, which required us to make a settlement payment of $19.0 million. In addition, during the four-year term of the Consent Decree, we are required to fulfill certain training, record-keeping and reporting requirements and maintain an open access system for restaurant employees to express interest in promotions within the Outback Steakhouse organization, and employ a human resources executive.

The Patient Protection and Affordability Act of 2010 (the “PPACA”) enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The FDA has indicated that it intends to issue final regulations by the middle of 2012 and begin enforcing the regulations by the end of 2012. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is potential for increased regulation of food in the United States under the recent changes in the HACCP system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”), signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We are subject to the Americans with Disabilities Act, or the ADA, which, among other things, requires our restaurants to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our restaurants to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale. We may also become subject to legislation or regulation seeking to tax and/or regulate high-fat and high-sodium foods, particularly in the United States, which could be costly to comply with. Our results can be impacted by tax legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements.

We are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

See “Risk Factors” for a discussion of risks relating to federal, state, local and international regulation of our business.

Employees

As of March 31, 2012, we employed approximately 86,000 persons, of which 800 are corporate personnel, approximately 5,100 are restaurant management personnel and the remainder are hourly restaurant personnel. Of the 800 corporate employees, approximately 180 are in management and 620 are administrative or office employees. None of our employees are covered by a collective bargaining agreement.

Properties

During the year ended December 31, 2011, we added fifteen new restaurant sites, closed eleven others and, in October 2011, we sold our nine company-owned Outback Steakhouse restaurants in Japan to a subsidiary of S Foods, Inc. The buyer has the right to develop Outback Steakhouse international franchise restaurants in Japan in the future and will pay us a royalty based on sales volumes.

As of March 31, 2012, we had the following number of owned and franchised domestic restaurants located in the following states:

State	Outback Steakhouse	Carrabba’s	Bonefish Grill	Fleming’s	Roy’s	Total
Alabama	14	4	4	1	—	23
Alaska	1	—	—	—	—	1
Arizona	16	8	—	5	2	31
Arkansas	8	1	2	—	—	11
California	63	—	—	11	9	83
Colorado	16	6	4	1	—	27
Connecticut	10	1	—	1	—	12
Delaware	2	—	—	—	—	2
Florida	92	65	45	7	6	215
Georgia	28	12	8	1	—	49
Hawaii	7	—	—	—	—	7
Idaho	5	—	1	—	—	6
Illinois	19	2	3	2	1	27
Indiana	15	2	4	1	—	22
Iowa	6	—	1	1	—	8
Kansas	6	2	2	—	—	10
Kentucky	11	3	3	—	—	17
Louisiana	14	3	3	1	—	21
Maine	1	—	—	—	—	1
Maryland	23	9	6	1	1	40
Massachusetts	15	3	—	1	—	19
Michigan	23	8	2	2	—	35
Minnesota	9	—	—	—	—	9
Mississippi	6	—	2	—	—	8
Missouri	13	1	1	1	—	16
Montana	3	—	—	—	—	3
Nebraska	4	1	1	1	—	7
Nevada	11	2	—	1	2	16
New Hampshire	2	1	—	—	—	3
New Jersey	19	8	11	2	—	40
New Mexico	5	—	—	—	—	5
New York	33	6	4	—	—	43
North Carolina	34	16	9	3	—	62
Ohio	30	10	6	3	—	49
Oklahoma	8	1	1	1	—	11
Oregon	8	—	—	—	—	8
Pennsylvania	26	9	5	1	—	41
Rhode Island	1	1	—	1	—	3
South Carolina	22	9	7	—	—	38
South Dakota	2	—	—	—	—	2
Tennessee	20	9	8	3	—	40
Texas	52	14	—	6	1	73
Utah	4	1	—	1	—	6
Vermont	1	—	—	—	—	1
Virginia	35	11	12	2	—	60
Washington	16	—	2	—	—	18
West Virginia	8	—	—	—	—	8
Wisconsin	6	2	1	2	—	11
Wyoming	2	—	—	—	—	2

Total	775	231	158	64	22	1250

In connection with the Merger on June 14, 2007, we implemented a new ownership and financing arrangement for some of our restaurant properties, pursuant to which Private Restaurant Properties, LLC, or PRP, our wholly-owned subsidiary, acquired 343 restaurant properties from our wholly-owned primary operating subsidiary, OSI Restaurant Partners, LLC, or OSI. Immediately after the purchase, PRP leased the properties back to a subsidiary of OSI (the “Tenant”), under a 15-year market rate master lease agreement (the “Master Lease”). PRP’s sole purpose is to own and lease all its real property to the Tenant and PRP. As of December 31, 2011, approximately 25% of our restaurant sites were leased by Tenant from PRP. The remaining 75% of our restaurant sites were leased by our subsidiaries from third parties.

On March 14, 2012, PRP sold 67 properties to two independent real estate institutional investors and the Tenant entered into new 20-year market-rate leases with the buyers. The leases are net leases that require the Tenant to pay the costs of insurance, taxes and common area operating costs. Also, on March 27, 2012, we completed the CMBS Refinancing associated with the remaining 261 properties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Transactions” for a description of the CMBS Refinancing. Following the CMBS Refinancing, New PRP continues to own and lease the 261 restaurant properties to the Tenant under the Amended and Restated Master Lease, which has a 15-year term. The Amended and Restated Master Lease is a net lease that requires the Tenant to pay the costs of insurance, taxes and common area operating costs. Following the Sale-Leaseback Transaction, approximately 20% of our restaurant sites are leased by Tenant from New PRP. The remaining 80% of our restaurant sites are leased from third parties, including the buyers of the 67 properties from PRP.

Initial lease expirations for our other leased properties typically range from five to ten years, with the majority of the leases providing for an option to renew for two or more additional terms. All of our leases provide for a minimum annual rent, and many leases call for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are net leases that require us to pay our share of the costs of insurance, taxes and common area operating costs.

As of March 31, 2012, we leased approximately 179,000 and 4,500 square feet of office space in Tampa, Florida for our corporate headquarters and research and development facilities under leases expiring January 31, 2025 and July 15, 2012, respectively.

Trademarks

We regard our “Outback Steakhouse,” “Carrabba’s Italian Grill,” “Bonefish Grill,” “Fleming’s Prime Steakhouse and Wine Bar” and “Roy’s” service marks and our “Bloomin’ Onion” trademark as having significant value and as being important factors in the marketing of our restaurants. We have also obtained trademarks for several of our other menu items and for various advertising slogans. We are aware of names and marks similar to the service marks of ours used by other persons in certain geographic areas in which we have restaurants. However, we believe such uses will not adversely affect us. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.

We license the use of our registered trademarks to franchisees and third parties through franchise arrangements and licenses. The franchise and license arrangements restrict franchisees’ and licensees’ activities with respect to the use of our trademarks, and impose quality control standards in connection with goods and services offered in connection with the trademarks.

Seasonality and Quarterly Results

Our business is subject to seasonal fluctuations. Historically, customer spending patterns for our established restaurants are generally highest in the first quarter of the year and lowest in the third quarter of the year. Additionally, holidays, severe winter weather, hurricanes, thunderstorms and similar conditions may affect sales volumes seasonally in some of our markets. Quarterly results have been and will continue to be significantly affected by general economic conditions, the timing of new restaurant openings and their associated pre-opening costs, restaurant closures and exit-related costs and impairments of goodwill and property, fixtures and equipment. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

Legal Proceedings

We are subject to legal proceedings, claims and liabilities, such as liquor liability, sexual harassment and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions will not have a material adverse impact on our financial position or results of operations and cash flows. We accrue for loss contingencies that are probable and reasonably estimable. We generally do not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

MANAGEMENT

Below is a list of the names, ages as of May 15, 2012, positions, and a brief account of the business experience, of the individuals who serve as the executive officers and directors as of the date of this prospectus.

Name	Age	Position
Elizabeth A. Smith	49	Chairman of the Board of Directors and Chief Executive Officer
David J. Deno	54	Executive Vice President and Chief Financial Officer
David P. Berg	50	Executive Vice President and President of Outback Steakhouse International
Jody L. Bilney	50	Executive Vice President and Chief Brand Officer
John W. Cooper	59	Executive Vice President and President of Bonefish Grill
Joseph J. Kadow	55	Executive Vice President and Chief Legal Officer
Dirk A. Montgomery	49	Executive Vice President and Chief Value Chain Officer
David A. Pace	53	Executive Vice President and Chief Resources Officer
Steven T. Shlemon	52	Executive Vice President and President of Carrabba’s
Jeffrey S. Smith	49	Executive Vice President and President of Outback Steakhouse
Andrew B. Balson	45	Director
Robert D. Basham	65	Director
J. Michael Chu	54	Director
Philip H. Loughlin	44	Director
John J. Mahoney	61	Director
Mark E. Nunnelly	53	Director
Chris T. Sullivan	64	Director

We anticipate that we will appoint at least one additional director who is not affiliated with us or any of our stockholders within 90 days of the completion of this offering and one additional director who is not affiliated with us or any of our stockholders within one year of the completion of this offering, resulting in a board that includes at least three independent directors.

Elizabeth A. Smith was appointed Chairman of our board of directors effective January 4, 2012 and has served as our Chief Executive Officer and a director since November 2009. From September 2007 to October 2009, Ms. Smith was President of Avon Products, Inc. and was responsible for its worldwide product-to-market processes, infrastructure and systems, including Global Brand Marketing, Global Sales, Global Supply Chain and Global Information Technology. In January 2005, Ms. Smith joined Avon Products as President, Global Brand, and was given the additional role of leading Avon North America in August 2005. From September 1990 to November 2004, Ms. Smith worked in various capacities at Kraft Foods Inc. Ms. Smith is a member of the board of directors of Staples, Inc. The board of directors believes Ms. Smith’s qualifications to serve as Chairman include her role as Chief Executive Officer, her extensive experience with global companies and retail sales, her expertise in corporate strategy development and her knowledge of marketing, sales, supply chain and information technology systems.

David J. Deno has served as our Executive Vice President and Chief Financial Officer since May 2012. Prior to May 2012, Mr. Deno served as Chief Financial Officer of the international division of Best Buy Co. since December 2009. Prior to joining Best Buy Co., Mr. Deno was a consultant with Obelysk Capital from

February 2009 to December 2009. Prior to joining Obelysk Capital, Mr. Deno was a Managing Director of CCMP Capital Advisors, LLC (“CCMP”), a private equity firm from August 2006 to February 2009. While with CCMP, Mr. Deno was the President and then CEO of Quiznos, LLC, an operator of quick service restaurants. Prior to this, he had a 15 year career with YUM! Brands where he served as Chief Financial Officer and later as Chief Operating Officer.

David P. Berg has been the President of Outback Steakhouse International since September 2011 and our Executive Vice President since January 1, 2012. Prior to joining the company, Mr. Berg was Executive Vice President and Chief Operating Officer of GNC Holdings, Inc., a global specialty retailer of vitamins, supplements and nutritional products that operates in 48 countries, from June 2010 to September 2011 and served as Executive Vice President—International from September 2009 to June 2010. Mr. Berg was the Executive Vice President and Chief Operating Officer—Best Buy International for Best Buy Co., Inc. from 2008 to 2009 and served as a Vice President and Senior Vice President of Best Buy from 2002 to 2008. Mr. Berg is a member of the board of directors of Imation Corp.

Jody L. Bilney has served as Chief Brand Officer since January 2008 and our Executive Vice President since January 1, 2012. Ms. Bilney also has responsibility for our R&D function. She was Chief Marketing Officer of Outback Steakhouse from October 2006 to January 2008.

John W. Cooper has been the President of Bonefish Grill since August 2001 and our Executive Vice President since January 1, 2012.

Joseph J. Kadow has been our Executive Vice President and Chief Legal Officer since April 2005 and served as our Senior Vice President and General Counsel from April 1994 to April 2005. Mr. Kadow has also served as Secretary since April 1994.

Dirk A. Montgomery has served as our Chief Value Chain Officer since May 2012, and as an Executive Vice President since January 1, 2012. Mr. Montgomery served as our Chief Financial Officer from November 2005 to May 2012. From 2000 to 2004, Mr. Montgomery was employed as Chief Financial Officer by Express, a subsidiary of Limited Brands, Inc.

David A. Pace has served as our Chief Resources Officer and Executive Vice President since August 2010. Mr. Pace served as a consultant for Egon Zehnder International from 2009 to 2010. From 2002 to 2008, Mr. Pace served as Executive Vice President of Partner Resources for Starbucks Coffee Company. Mr. Pace has also held various positions with other companies prior to his position with Starbucks Coffee Company, including with PepsiCo, Inc. and YUM Brands.

Steven T. Shlemon has been the President of Carrabba’s since April 2000 and our Executive Vice President since January 1, 2012.

Jeffrey S. Smith has served as President of Outback Steakhouse since April 2007 and our Executive Vice President since January 1, 2012. Mr. Smith served as a Vice President of Bonefish Grill from May 2004 to April 2007 and as Regional Vice President—Operations of Outback Steakhouse from January 2002 to May 2004.

Andrew B. Balson has served as a director since June 2007 and is a Managing Director of Bain Capital. Mr. Balson serves on the boards of directors of Domino’s Pizza, Inc., FleetCor Technologies, Inc., and Dunkin’ Brands Group, Inc. as well as a number of other private companies. The board of directors believes Mr. Balson’s qualifications to serve as a member of our board include his extensive experience with global companies, his industry and financial expertise and his years of experience providing strategic advisory services to complex organizations.

Robert D. Basham is one of our Founders and has served as a director since 1991. Mr. Basham was Chief Operating Officer from 1991 until March 2005 when he resigned and became Vice Chairman of the board until June 2007. From 1988 to 1991, Mr. Basham founded OSI and developed Outback Steakhouse restaurants prior to its initial public offering in 1991. The board of directors believes Mr. Basham’s qualifications to serve as a member include his extensive experience in the restaurant industry and his historical perspective of our business and strategic challenges, including his leadership as a director and executive officer for over 20 years.

J. Michael Chu has served as a director since June 2007 and is a Managing Partner of Catterton Partners, a private equity firm he co-founded in 1989. The board of directors believes Mr. Chu’s qualifications to serve as a member include his extensive experience in managing capital intensive operations, international operations, corporate finance and strategic advisory services.

Philip H. Loughlin has served as a director since June 2007 and is a Managing Director of Bain Capital. Prior to joining Bain Capital in 1996, Mr. Loughlin was a consultant at Bain & Company and served in operating roles at Eagle Snacks, Inc. and Norton Company. Mr. Loughlin serves on the boards of directors of Applied Systems, Inc., Ariel Holdings, Ltd., AMC Entertainment, Inc., and RBS WorldPay (Ship Luxo 3 S.a.r.l). The board of directors believes Mr. Loughlin’s qualifications to serve as a member include his strong executive background in corporate strategic development and organizational acumen.

John J. Mahoney has served as a director since May 2012. He serves as Vice Chairman of Staples, Inc., a position he has held since January 2006. Mr. Mahoney also served as Chief Financial Officer of Staples from September 1996 to January 2012. He also served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Staples from October 1997 to January 2006, and as Executive Vice President and Chief Financial Officer of Staples from September 1996, when he first joined Staples, to October 1997. Before joining Staples, Mr. Mahoney was a partner with the accounting firm of Ernst & Young LLP where he worked for 20 years, including service in the firm’s National Office Accounting and Auditing group. Mr. Mahoney also serves on the Board of Directors of Chico’s FAS, Inc. and Zipcar, Inc. The board of directors believes Mr. Mahoney’s qualifications to serve as a member include his experience as a financial executive and certified public accountant, with expertise in the retail industry, including accounting, controls, financial reporting, tax, finance, risk management and financial management.

Mark E. Nunnelly has served as a director since June 2007 and is a Managing Director of Bain Capital. Prior to joining Bain Capital in 1989, Mr. Nunnelly was a Vice President of Bain & Company, with experience in the domestic, Asian and European strategy practices. Previously, Mr. Nunnelly worked at Procter & Gamble in product management. Mr. Nunnelly serves on the board of directors of Dunkin’ Brands Group, Inc. The board of directors believes Mr. Nunnelly’s qualifications to serve as a member include his industry experience, his extensive experience with managing capital intensive industry operations and his strong skills in international operations and strategic planning.

Chris T. Sullivan is one of our Founders and has served as a director since 1991. Mr. Sullivan was the Chairman of our board of directors from 1991 until June 2007 and was our Chief Executive Officer from 1991 until March 2005. Mr. Sullivan founded OSI in 1988 and developed Outback Steakhouse restaurants prior to its initial public offering in 1991. Mr. Sullivan serves on the board of directors of Lightyear Network Solutions, Inc., a provider of telecommunications services to businesses and residential consumers. The board of directors believes Mr. Sullivan’s qualifications to serve as a member include his four decades of experience in the restaurant industry and his historical perspective of our business and strategic challenges, including his leadership as a director and executive officer for over 20 years.

Board Structure and Committee Composition

Upon the completion of this offering, we will have an audit committee, a nominating and corporate governance committee and a compensation committee with the composition and responsibilities described below.

Each committee will operate under a charter that will be approved by our board of directors prior to completion of the offering. The members of each committee are appointed by and serve at the pleasure of the board of directors. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

We intend to avail ourselves of the “controlled company” exception under Nasdaq rules. As a result, we will not have a majority of independent directors, and our nominating and corporate governance committee and compensation committee will not be composed entirely of independent directors as defined under                  rules. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq rules with respect to the audit committee. These rules require that our audit committee be composed of at least three members, one of whom must be independent on the date of listing on Nasdaq, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter and will be primarily to assist the board in overseeing:

•	the integrity of our financial statements, our financial reporting process and our systems of internal accounting and financial controls;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence;

•	the evaluation of enterprise risk issues; and

•	the performance of our internal audit function and independent auditor.

Upon completion of this offering, the audit committee will consist of Messrs. Chu, Loughlin and Mahoney. Our board of directors has determined that Mr. Mahoney is an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. Prior to the completion of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee will be set forth in the nominating and corporate governance committee charter and will be primarily to:

•

identify individuals qualified to become members of our board of directors, and to recommend to our board of directors the director nominees for each annual meeting of stockholders or to otherwise fill vacancies on the board;

•	review and recommend to our board of directors committee structure, membership and operations;

•	recommend to our board of directors the persons to serve on each committee and a chairman for such committee;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us; and

•	lead our board of directors in its annual review of its performance.

Upon completion of this offering, the nominating and corporate governance committee will consist of                     ,                      and                     . Prior to the completion of this offering, our board of directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Compensation Committee

The purpose of the compensation committee will be set forth in the compensation committee charter and will be primarily to:

•	oversee our executive compensation policies and practices;

•

discharge the responsibilities of our board of directors relating to executive compensation by determining and approving the compensation of our Chief Executive Officer and our other executive officers and reviewing and approving any compensation and employee benefit plans, policies and programs, and exercising discretion in the administration of such programs; and

•

produce, approve and recommend to our board of directors for its approval reports on compensation matters required to be included in our annual proxy statement or annual report, in accordance with all applicable rules and regulations.

Upon completion of this offering, the compensation committee will consist of Messrs. Balson, Chu and Sullivan. Prior to the completion of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Board Leadership Structure

The board of directors does not have a formal policy on whether the roles of Chief Executive Officer and chairman of the board of directors should be separate. However, Elizabeth A. Smith currently serves as both Chief Executive Officer and chairman of the board of directors. The board of directors has considered its leadership structure and believes at this time that the company and its stockholders are best served by having one person serve both positions. Combining the roles fosters accountability, effective decision-making and alignment between interests of the board of directors and management. Ms. Smith also is able to use the in-depth focus and perspective gained in her executive function to assist our board of directors in addressing both internal and external issues affecting the company. The board of directors expects to periodically review its leadership structure to ensure that it continues to meet the company’s needs.

Board’s Role in Risk Oversight

The entire board of directors is engaged in risk management oversight. At the present time, the board of directors has not established a separate committee to facilitate its risk oversight responsibilities. The board of directors will continue to monitor and assess whether such a committee would be appropriate. The audit committee assists the board of directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The board of directors will receive regular reports from management, as well as from the audit committee, regarding relevant risks and the actions taken by management to address those risks.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Following this offering, a current copy of the code, and information regarding any amendment to or waiver from its provisions, will be posted on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis discusses the objectives and design of our executive compensation program. It includes a description of the compensation provided for 2011 to our executive officers who are named in the Summary Compensation Table under “Executive Compensation.” Our “named executive officers” for 2011 were:

•	Elizabeth A. Smith, Chief Executive Officer

•	Dirk A. Montgomery, Chief Financial Officer

•	David P. Berg, Executive Vice President and President of Outback Steakhouse International

•	Jody L. Bilney, Executive Vice President and Chief Brand Officer

•	Joseph J. Kadow, Executive Vice President and Chief Legal Officer

Overview of Compensation Philosophy and 2011 Performance

For 2011, the compensation committee of the board of directors of OSI was responsible for setting the compensation of our executive officers and certain other corporate executives. Following the offering, executive compensation will be established by the compensation committee of the board of directors of Bloomin’ Brands. The compensation committee of OSI and Bloomin’ Brands, which we refer to in this prospectus collectively as the “compensation committee,” consist of the same members: Messrs. Balson, Chu and Sullivan.

The compensation committee’s primary objective is to establish an executive compensation program that will enable us to attract and retain qualified executives in today’s competitive market, that motivates and rewards them to achieve annual company-wide and concept-specific performance goals and that aligns management, employee and shareholder interests over the long-term. Our compensation program is designed to provide a total competitive compensation package that aligns the interests of executive officers and our shareholders by tying a significant portion of an executive’s cash compensation to the achievement of annual performance goals and long-term incentive compensation to growth in the value of the company.

We achieved strong financial performance in 2011, and we believe that our named executive officers were instrumental in helping us achieve these results. Highlights of our 2011 performance include the following:

•	an increase in consolidated revenues of 5.9% to $3.8 billion, driven primarily by 4.9% growth in combined comparable restaurant sales at existing domestic company-owned core restaurants;

•	15 system-wide restaurant openings across most brands (of which seven were company-owned, five were joint ventures and three were franchises), and 194 Outback Steakhouse remodels in 2011;

•	productivity and cost management initiatives that we estimate allowed us to save over $50 million in the aggregate in 2011; and

•

generation of income from operations of $213.5 million in 2011 compared to $168.9 million in 2010, primarily attributable to the increase in consolidated revenues described above and a $33.3 million payment received in November 2011 from T-Bird in connection with a settlement agreement that satisfied all outstanding litigation.

This strong financial performance led to significant payments to our named executive officers under our annual cash incentive plan as described under “—Compensation Elements—Performance-Based Cash Incentives” below.

Compensation Setting Process

Our compensation committee oversees our executive compensation program and is responsible for approving the type and amount of compensation paid to our named executive officers. The compensation committee approves employment agreements with our executive officers and administers our equity compensation plan. The compensation committee also has overall responsibility for establishing, implementing and monitoring the executive compensation program for our corporate level executives other than our named executive officers. Salary and target bonus amounts, as well as stock option awards for other corporate level executives, are recommended by management to the compensation committee for its consideration and approval.

Each of our named executive officers has an employment agreement with us that was entered into at the time of the Merger or, if later, at the time of hire. Each employment agreement establishes, among other things, the executive’s minimum base salary and minimum target bonus, measured as a percentage of base salary. Each year since the Merger, the compensation committee has reviewed with management whether any changes to base salary or bonus targets of our named executive officers were appropriate. No changes were made to the base salaries or bonus targets of our named executive officers for 2011.

The compensation committee did not, for compensation paid in 2011, use a compensation consultant or formally obtain competitive data, except with respect to the stock option grants described under “—Compensation Elements—Long-Term Stock Incentives.”

Compensation Elements

The principal components of compensation for our named executive officers consist of the following:

•	base salary;

•	performance-based cash incentives;

•	for our Chief Executive Officer, retention-based cash incentives;

•	long-term stock incentives, generally in the form of stock options;

•	other benefits and perquisites; and

•	change in control and termination benefits.

Mix of Total Compensation

A significant percentage of cash compensation and total compensation for our named executive officers is allocated to performance-based compensation. Performance-based cash incentives are targeted to approach or exceed base salaries so that a meaningful percentage of their annual cash compensation is dependent on our performance. Long-term stock incentives in the form of stock options supplement cash compensation and provide value to our executives when the company’s equity value increases. Generally, our executives are only able to realize value from stock options upon a liquidity event such as a change in control or initial public offering. Some of our named executive officers hold restricted stock that was granted to them at the time of the Merger. Since the Merger, the compensation committee has not used restricted stock as a form of compensation for our executive officers, but the compensation committee may re-evaluate its use in the future. In evaluating annual compensation of our named executive officers and other members of management, the compensation committee considers previous equity grants.

Base Salary

Base salaries are established pursuant to employment agreements with each of our named executive officers and generally reflect demonstrated experience, skills and competencies. Base salary levels of our named executive officers may be increased as part of the annual performance review process, upon an executive officer’s promotion or other change in job responsibilities or if necessary to address internal or external equity issues as recommended by management. Base salaries of the named executive officers are listed in the table below.

Named Executive Officer	2011 Base Salary	Change From 2010
Elizabeth A. Smith	$1,000,000	—
Dirk A. Montgomery	472,000	—
David P. Berg (1)	450,000	N/A
Jody L. Bilney	400,000	—
Joseph J. Kadow	497,640	—

(1)	Mr. Berg was hired as President of Outback International effective September 12, 2011.

Performance-Based Cash Incentives

Cash incentives are awarded to all of our executive officers under performance-based cash incentive plans. These awards are payable based on the achievement of annually established financial objectives, which are intended to provide incentives and rewards for achievement of the company’s annual financial goals for corporate executive officers and a combination of company goals and concept goals for our executive officers who have operating responsibility at one of our concepts. The design of the bonus plans reflects the compensation committee’s belief that a significant portion of annual compensation for each named executive officer should be based on the financial performance of the company.

Annual performance-based cash incentive targets, measured as a percentage of base salary, are set forth in each named executive officer’s employment agreement and are listed in the table below. The compensation committee believes, based on its own analysis and experience in the restaurant industry, that the total potential annual cash compensation of the named executive officers is competitive with the marketplace. The following table presents the 2011 annual performance-based cash incentive target for each named executive officer, as a percentage of his or her base salary.

Named Executive Officer	2011 Annual Performance- Based Cash Incentive Target, as a Percentage of Base Salary	Change From 2010
Elizabeth A. Smith	85%	—
Dirk A. Montgomery	150%	—
David P. Berg (1)	85%	N/A
Jody L. Bilney	100%	—
Joseph J. Kadow	100%	—

(1)	Mr. Berg was hired as President of Outback International effective September 12, 2011. His 2011 bonus was guaranteed at his targeted amount.

For 2011, the annual performance-based cash incentive plan for our named executive officers, except for Mr. Berg (the “2011 Corporate Bonus Plan”), was based on two equally weighted measures of OSI’s 2011 financial performance: Adjusted EBITDA (the “Adjusted EBITDA Bonus”) and comparable sales performance targets (the “Comparable Sales Bonus”). Under each of these measures, each named executive officer could earn up to 75% of such executive’s annual cash incentive target, with the aggregate maximum payout for each under the 2011 Corporate Bonus Plan capped at 150% of the executive’s annual cash incentive target.

For purposes of the 2011 Corporate Bonus Plan, “OSI Adjusted EBITDA” was calculated by adjusting OSI’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) to exclude certain stock-based compensation expenses, non-cash expenses, and significant non-recurring items. OSI Adjusted EBITDA is a measure established for the 2011 Corporate Bonus Plan and is different than Adjusted EBITDA for Bloomin’ Brands used elsewhere in this prospectus. The OSI Adjusted EBITDA Bonus was payable on a sliding scale of OSI Adjusted EBITDA ranging from $365.0 million (representing payout at 15% of target) to a maximum payout at OSI Adjusted EBITDA of $435.0 million (representing payout at 75% of target), with OSI Adjusted EBITDA of $395.0 million representing payout at 50% of target. The Comparable Sales Bonus was based on the company’s 2011 comparable sales performance relative to the company’s 2011 comparable sales targets. The Comparable Sales Bonus was payable on a sliding scale of comparable sales ranging from 0% (representing payment at 25% of target) to a maximum payout at 4.1% (representing payout at 75% of target), with 2.1% representing payment at 50% of target.

OSI Adjusted EBITDA and comparable sales performance payment levels were established by the compensation committee at the beginning of the year based on consideration of company initiatives as well as industry and general economic conditions and trends, among other considerations. The actual OSI Adjusted EBITDA Bonus payout to our named executive officers under the 2011 Corporate Bonus Plan was at 65.9% of target which resulted from OSI Adjusted EBITDA of $424.0 million. The actual Comparable Sales Bonus payout to our named executive officers was at 75% of target, which resulted from company-wide comparable sales performance of 5.7%. Accordingly, the total payouts to our named executive officers under the 2011 Corporate Bonus Plan, as reported in the Summary Compensation Table, were 140.9% of their bonus targets.

For 2011, the annual performance-based cash incentive plan for Mr. Berg, President of Outback International (the “2011 International Bonus Plan”), was based 50% on the 2011 Corporate Business Plan, as described above, and 50% on a bonus plan structured much like the 2011 Corporate Bonus Plan, but based on the results of Outback International. Under each of these measures, Mr. Berg could earn up to 75% of his annual cash incentive target, with the aggregate maximum payout capped at 150% of his annual cash incentive target. The Outback International component was based on two equally weighted measures of Outback International’s performance: 2011 adjusted EBITDA for Outback International (“International Adjusted EBITDA”), which was calculated in a manner similar to OSI Adjusted EBITDA, and comparable sales performance for Outback International relative to 2011 comparable sales targets (the “International Comparable Sales”). The bonus based on International Adjusted EBITDA was payable on a sliding scale of International Adjusted EBITDA ranging from $53.7 million (representing payout at 7.5% of target) to a maximum payout at International Adjusted EBITDA of $64.7 million (representing payout at 37.5% of target), with International Adjusted EBITDA of $58.7 million representing payout at target. The bonus based on International Comparable Sales was payable on a sliding scale of International Comparable Sales ranging from 1% (representing payout at 12.5% of target) to a maximum payout at 5% (representing payout at 37.5% of target), with 3% representing payment at 25% of target. For 2011, Mr. Berg’s bonus was guaranteed at target pursuant to his employment agreement. The actual payment to Mr. Berg for 2011 was 145.4% of his target bonus based on the results of the 2011 Corporate Bonus Plan, International Adjusted EBITDA of $72.0 million and International Comparable Sales of 14.9%.

In addition to her participation in the 2011 Corporate Bonus Plan, Ms. Smith’s cash bonus compensation includes two separate bonus arrangements: the Retention Bonus and the Incentive Bonus. The Retention Bonus provides for an aggregate bonus opportunity of $12.0 million, which is payable to Ms. Smith over a four-year period that began in 2010 in installments of $1.8 million, $3.0 million and two installments of $3.6 million, generally subject to her remaining continuously employed through the applicable payment date, or, if sooner to occur, within 60 days of the completion of an initial public offering in 2012. The Retention Bonus is structured with larger payments scheduled for the later payment dates in order to provide a greater incentive to Ms. Smith to remain employed through the full term of her employment agreement. The Incentive Bonus provides for an aggregate bonus opportunity of up to $15.2 million. The Incentive Bonus will generally only be paid to Ms. Smith if we (a) complete an initial public offering in 2012 or (b) experience a change in control and if certain performance targets are met relating to the value of our common stock at the time of the Qualifying Liquidity Event (each, a “Qualifying Liquidity Event”). This offering, if it is completed, will be a Qualifying Liquidity Event.

Performance-based cash incentives earned by the named executive officers are reflected in the “Executive Compensation—Summary Compensation Table” under the heading “Non-Equity Incentive Plan Compensation.” Threshold, target and maximum payments for the 2011 Bonus Plan are reflected in “Executive Compensation—Grants of Plan-Based Awards for Fiscal 2011.” The installments paid with respect to Ms. Smith’s Retention Bonus are reflected in “Executive Compensation—Summary Compensation Table” under the heading “Bonus.”

Long-Term Stock Incentives

Long-term stock incentives are designed to align a significant portion of total compensation with our long-term goal of increasing the value of the company. At the time of the Merger, the long-term stock incentive component of the compensation package consisted of restricted stock and stock options. Since that time, long-term stock incentive awards have consisted solely of stock options and have been primarily granted to newly hired or promoted executive officers.

Stock options are designed to reward longer-term performance, facilitate equity ownership, deter recruitment of our key personnel by competitors and others and further align the interests of our executives with those of our stockholders. Stock option awards under the 2007 Incentive Plan have generally been limited to our executive officers and other key employees and managers who are in a position to contribute substantially to our growth and success.

Shares acquired upon the exercise of stock options under the 2007 Incentive Plan are generally subject to a stockholder’s agreement that contains a management call option that allows us to repurchase all shares purchased through exercise of stock options upon termination of employment at any time prior to the earlier of an initial public offering or a change in control. If an employee’s termination of employment is a result of death or disability, by us other than for Cause or by the employee for Good Reason (see “Executive Compensation—Potential Payments Upon Termination or Change in Control” for a summary of these definitions), we may repurchase exercised stock under this call option at fair market value. If an employee’s termination of employment is by us for Cause or by the employee without Good Reason, we may repurchase the stock under this call provision for the lesser of the exercise price or fair market value. Additionally, the holder of shares acquired upon the exercise of stock options is prohibited from transferring the shares to any person, subject to narrow exceptions, and should a permitted transfer occur, the transferred shares remain subject to the management call option. As a result of the transfer restrictions and call option, we do not record compensation expense for stock options that contain the call option since employees cannot realize monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or a change in control.

In November 2009, Ms. Smith received a stock option grant that contained a modified form of the management call option for one quarter of the option shares. In accordance with accounting guidance for stock-based compensation, this form of the management call option does not preclude us from recording compensation expense during the vesting period. Compensation expense is not recorded for the remaining three quarters of the option shares since they are not considered vested from an accounting standpoint until the occurrence of a Qualifying Liquidity Event, as defined in Ms. Smith’s stock option agreement.

On July 1, 2011, Ms. Smith was granted an option to purchase 550,000 shares of our common stock under the 2007 Incentive Plan in accordance with the terms of her employment agreement. This option has an exercise price of $10.03 per share and is subject to the modified form of the management call option that applied to one quarter of her 2009 grant. In accordance with accounting for stock-based compensation, this modified form of the call option does not preclude us from recording compensation expense during the service period. These options will vest and compensation expense will be recorded in equal amounts over a five-year period on each anniversary of the grant date, contingent upon her continued employment with us.

Mr. Berg was granted an option to purchase 250,000 shares of our common stock under the 2007 Incentive Plan in connection with his hiring in September 2011. This option has an exercise price of $10.03 per share, and the shares are subject to the management call option and transfer restrictions. As a result of these provisions, among other considerations, compensation expense will not be recorded for his grant. The shares subject to the option will vest in equal amounts over a five-year period on each anniversary of his employment start date, contingent upon his continued employment with us, and any unvested portion will be forfeited upon termination of his employment.

On December 9, 2011, Mr. Kadow and Ms. Bilney were granted an option to purchase 134,250 and 200,800 shares of our common stock, respectively, under the 2007 Incentive Plan as one-time market adjustments based on the recommendation of OSI’s compensation consultant after a review of total compensation of the officers. These options have an exercise price of $10.03 per share, and the shares are subject to the management call option and transfer restrictions. As a result of these provisions, among other considerations, compensation expense has not been recorded for these grants. The options will vest in equal amounts over a five-year period on each anniversary of the grant date, contingent upon continued employment with us, and any unvested portion will be forfeited upon termination of employment.

See “Executive Compensation—Grants of Plan-Based Awards for Fiscal 2011” for additional information regarding 2011 stock option grants to the named executive officers.

Other Benefits and Perquisites

Under their employment agreements, the named executive officers are each entitled to receive certain perquisites and personal benefits. We believe these benefits are reasonable and consistent with our overall compensation program and better enable us to attract and retain qualified employees for key positions. Such benefits include complimentary food at our restaurant concepts (limited to $100 per visit and a quarterly maximum of $1,000), automobile allowances, life insurance, medical insurance, annual physical examinations, vacation, personal use of corporate aircraft for our Chief Executive Officer, and reimbursement for income taxes on certain taxable benefits. In connection with Ms. Smith’s commencement of employment and transition and relocation to Florida, we agreed to reimburse her for certain costs related to her relocation, including travel and moving expenses and reimbursement of taxes for these amounts. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

We own endorsement split dollar life insurance policies with a death benefit of approximately $5.0 million for each of Messrs. Montgomery and Kadow, which were acquired in 2006. We are the beneficiary of the policies to the extent of premiums paid or the cash value, whichever is greater, with the balance being paid to a personal beneficiary designated by the executive. The executive’s employment agreements provide that we may not terminate the arrangements regardless of continued employment, except that we may terminate Mr. Montgomery’s agreement prior to January 1, 2013.

Effective October 1, 2007, we implemented a deferred compensation plan for our highly compensated employees who are not eligible to participate in the OSI Restaurant Partners, LLC Salaried Employees 401(k) Plan and Trust. The deferred compensation plan allows highly compensated employees to contribute from 5% to 90% of their base salary and up to 100% of their cash bonus on a pre-tax basis to an investment account consisting of various investment fund options. The plan permits us to make a discretionary contribution to the plan on behalf of an eligible employee from time to time; however, no such discretionary contribution has been made to date. In the event of the employee’s termination of employment other than by reason of disability or death, the employee is entitled to receive the full balance in the account in a single lump sum unless the employee has completed either five years of participation or ten years of service as of the date of termination of employment, in which case, the account will be paid as elected by the employee in equal annual installments over a specified period of two to 15 years. If the employee’s employment terminates due to death or disability prior to commencement of benefits, we will pay to the employee (or the employee’s beneficiary if applicable) the full balance in the account in a single lump sum.

The amounts attributable to perquisites and other personal benefits provided to the named executive officers are reflected in the “Executive Compensation—Summary Compensation Table” under the heading “All Other Compensation.”

Change in Control and Termination Benefits

Each of the named executive officers is party to an employment agreement and other arrangements with the company that may entitle him or her to payments or benefits upon a termination of employment and/or a change in control. For a summary of these agreements and arrangements, see “Executive Compensation—Potential Payments Upon Termination or Change in Control—Summary of Employment Agreements and Other Compensatory Arrangements.”

Compensation Changes for 2012

In the fourth quarter of 2011, management engaged the consulting firm Radford, or the compensation consultant, to provide comparative market data and recommendations in connection with our analysis of our cash and equity compensation practices for executive officers. As a result of this analysis, the compensation committee granted stock options to two named executive officers as described above and made market-based adjustments to base salaries and bonus targets. For 2012, Ms. Smith’s base salary was reduced by $75,000 to $925,000, Ms. Bilney’s base salary was increased by $50,000 to $450,000 and Mr. Kadow’s base salary was increased by $2,360 to $500,000. In addition, Ms. Smith’s bonus target was increased from 85% to 100% of base salary and the bonus targets for all of the other named executive officers are now 85% of base salary.

The comparative market data used by the compensation committee included a combination of published survey data, proprietary Aon survey data and data from a peer group of the following companies in the restaurant, hotel and retail industries that have annual revenues and numbers of employees roughly comparable to us:

Abercrombie & Fitch Co.	Limited Brands, Inc.
American Eagle Outfitters, Inc.	MGM Resorts International
Bed Bath & Beyond Inc.	PetSmart, Inc.
Big Lots, Inc.	Ross Stores, Inc.
Bob Evans Farms, Inc.	Royal Caribbean Cruises Ltd.
Brinker International, Inc.	Ruby Tuesday, Inc.
Cracker Barrel Old Country Store, Inc.	Starbucks Corporation
Darden Restaurants, Inc.	Starwoods Hotels & Resorts Worldwide, Inc.
Dollar Tree, Inc.	Texas Roadhouse, Inc.
Family Dollar Stores, Inc.	The Cheesecake Factory Incorporated
Foot Locker, Inc.	The Wendy’s Company
GameStop Corp.	V.F. Corporation
Hyatt Hotels Corporation	YUM! Brands, Inc.
Las Vegas Sands Corp.

Our annual performance-based cash incentive plan for 2012 (the “2012 Bonus Plan”) will be structured substantially the same as the 2011 program based on achievement of company-wide or concept adjusted EBITDA and comparable sales targets. However, for 2012, executives’ payout under the 2012 Bonus Plan will be subject to reduction (but not increase) based on individual performance as determined by the compensation committee.

In February 2012, the compensation committee retained Radford as its compensation consultant. Following the offering, the compensation committee expects to obtain comparative market data each year as a basis for making recommendations regarding the various elements of compensation provided to our executive officers.

Tax and Accounting Implications

In making decisions about executive compensation, the compensation committee took into account certain tax and accounting considerations, including Sections 409A and 280G of the Internal Revenue Code. As neither OSI’s nor our equity securities were publicly held, Section 162(m) of the Internal Revenue Code did not apply to the company. Additionally, we account for stock-based payments in accordance with the requirements of Accounting Standards Codification No. 718, “Compensation—Stock Compensation.” Following this offering, at such time as we are subject to the deduction limitations of Section 162(m), we expect that our compensation committee will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Our compensation committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Interlocks and Insider Participation

The compensation committee consists of Andrew Balson, J. Michael Chu and Chris T. Sullivan. Mr. Balson is our director and an officer and a Managing Director of Bain Capital. Affiliates of Bain Capital are our stockholders. Mr. Chu is our director and an officer and a Managing Partner and Co-Founder of Catterton Partners. Catterton Partners and its affiliates are our stockholders. Mr. Sullivan is one of our Founders, our former Chief Executive Officer, one of our stockholders and our director.

Upon completion of the Merger, we entered into the management agreement with Kangaroo Management Company I, LLC, or the management company, whose members are the Founders and entities affiliated with Bain Capital and Catterton. In accordance with the terms of the management agreement, the management company provides management services to us until the tenth anniversary of the completion of the Merger, with one-year extensions thereafter until terminated. The management company receives an aggregate annual management fee equal to $9.1 million and reimbursement for out-of-pocket and other reimbursable expenses incurred by it, its members, or their respective affiliates in connection with the provision of services pursuant to the agreement. Management fees, including out-of-pocket and other reimbursable expenses, of $9.4 million for the year ended December 31, 2011 were included in general and administrative expenses in our Consolidated Statement of Operations. Of this amount, $3.2 million was paid to Bain Capital, $0.6 million was paid to Catterton, $2.2 million was paid to Mr. Sullivan and $3.4 million was paid to the other Founders who are not members of the compensation committee. The management agreement includes customary exculpation and indemnification provisions in favor of the management company, Bain Capital and Catterton and their respective affiliates. The management agreement may be terminated by us, Bain Capital and Catterton at any time and will terminate automatically upon an initial public offering or a change in control. In connection with the termination of the management agreement upon completion of this offering, we will pay an $8.0 million termination fee to the management company within 60 days of completion of the offering, but no later than December 31, 2012. This termination fee will be in addition to the pro-rated periodic fee as provided in the agreement.

Compensation-Related Risk

As part of its oversight and administration of our compensation programs, the compensation committee considered the impact of our compensation policies and programs for our employees, including our executive officers, to determine whether they present a significant risk to the company or encourage excessive risk taking by our employees. Based on its review, the compensation committee concluded that our compensation programs do not encourage excessive risk taking and are not reasonably likely to have a material adverse effect on the company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes compensation for the three-year period ending December 31, 2011 earned by our principal executive officer, our principal financial officer and our three other most highly compensated executive officers. These individuals are referred to as our named executive officers.

Named Executive Officer	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)		Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Elizabeth A. Smith	2011	$1,000,000	$3,000,000	—	$3,041,066		$1,197,650	$308,523	$8,547,239
Chief Executive Officer	2010	1,000,000	1,800,000	—	—		1,275,000	793,998	4,868,998
(Principal Executive Officer)	2009	115,385	107,123	—	4,447,875	(5)	—	150,235	4,820,618

Dirk A. Montgomery (7)	2011	472,000	—	—	—		997,572	3,552	1,473,124
Chief Financial Officer	2010	472,000	—	—	122,546	(6)	1,062,000	3,349	1,659,895
(Principal Financial and	2009	472,000	212,400	—	—		1,188,024	3,100	1,875,524
Accounting Officer)

David P. Berg (8)	2011	135,616	550,000	—	1,382,303		556,155	23,104	2,647,178
President of Outback Steakhouse
International, LP

Jody L. Bilney	2011	400,000	217,451	—	1,094,064		563,600	4,200	2,279,315
Executive Vice President	2010	400,000	214,203	—	32,023	(6)	600,000	4,200	1,250,426
and Chief Brand Officer	2009	400,000	336,536	—	—		671,200	4,200	1,411,936

Joseph J. Kadow	2011	497,640	—	—	731,465		701,175	9,620	1,939,900
Executive Vice President	2010	497,640	—	—	256,035	(6)	746,460	9,315	1,509,450
and Chief Legal Officer	2009	497,640	149,292	—	—		835,040	9,188	1,491,160

(1)	Bonus amounts consist of: (i) for Ms. Smith, the 2011 and 2010 bonuses are amounts paid under her Retention Bonus and the 2009 bonus is her target annual bonus, pro-rated for the number of days she was employed during 2009, (ii) for Ms. Bilney, the 2011 and 2010 bonuses, and part of her 2009 bonus, reflect cash paid for the vesting of a portion of her restricted stock that was granted at the time of her employment and then converted at the time of the Merger into the right to receive cash on a deferred basis, (iii) for Mr. Berg, the 2011 bonus represents $550,000 paid in 2011 as part of a one-time signing bonus of $700,000 per the terms of his employment agreement and (iv) for all named executive officers other than Ms. Smith, the 2009 bonus amounts represent a discretionary bonus at an amount equal to 30% of the executive’s annual cash incentive target.
(2)	Represents the aggregate grant date fair value of stock option awards. The stock option awards were valued at fair value on the grant date using the Black-Scholes option pricing model. See Note 3, “Stock-Based and Deferred Compensation Plans,” of our Notes to Consolidated Financial Statements for the year ended December 31, 2011 for the assumptions made to value the stock option awards.
(3)	Non-equity incentive plan compensation represents amounts earned under the 2011 and 2010 Annual Bonus Plans and the financial and OSI plan bonuses in 2009. The financial and OSI plan bonus amounts earned in 2009 were based on the achievement of specified, pre-determined levels of Adjusted EBITDA relative to a percentage of the named executive officer’s bonus potential.
(4)	The table below sets forth the 2011 components of “All Other Compensation.”
(5)	Aggregate grant date fair value in 2009 relates only to a portion of Ms. Smith’s stock options awarded that year. See the “—Outstanding Equity Awards at Fiscal Year-End” table, including footnote 4 thereto. No compensation expense is included in the Summary Compensation Table with respect to the remainder of the stock options granted to her in 2009 since the performance conditions are not considered probable of occurrence.

(6)	Represents the aggregate exchange date incremental fair value of stock option awards computed in accordance with accounting guidance for stock-based compensation. The stock option awards were valued at fair value on the exchange date using the Black-Scholes option pricing model. See Note 2 to the “—Outstanding Equity Awards at Fiscal Year-End” table for a description of the option exchange program.
(7)	Effective in May 2012, Mr. Montgomery is no longer Chief Financial Officer and became Chief Value Chain Officer.
(8)	Mr. Berg commenced employment effective September 12, 2011.

All Other Compensation

Named Executive Officer	Year	Life Insurance	Auto	Airplane (1)	Reimbursable Other Expenses (2)	Total
Elizabeth A. Smith	2011	$—	$—	$293,789	$14,734	$308,523
Dirk A. Montgomery	2011	3,552	—	—	—	3,552
David P. Berg	2011	—	—	—	23,104	23,104
Jody L. Bilney	2011	—	4,200	—	—	4,200
Joseph J. Kadow	2011	4,820	4,800	—	—	9,620

(1)	The amount in this column reflects the aggregate incremental cost to the company of personal use of the company aircraft based on an hourly charge, determined to include the cost of fuel and other variable costs associated with the particular flights. Since the company’s aircraft are primarily for business travel, the company does not include the fixed costs that do not change based on usage, including the cost to purchase the aircraft and the cost of maintenance not related to specific trips. The amount for Ms. Smith includes the reimbursement of a “gross-up” for the payment of taxes ($0.1 million). Reimbursement for tax gross-up was capped at 50 hours for Ms. Smith in 2011.
(2)	The amounts paid were for relocation-related costs and include the reimbursement of a “gross-up” for the payment of taxes: Ms. Smith ($3,897) and Mr. Berg ($5,185).

Grants of Plan-Based Awards for Fiscal 2011

Stock Options and Non-Equity Incentives

The following table summarizes for fiscal 2011 the non-equity incentive plan awards under the 2011 Bonus Plan as well as long-term stock incentive awards in the form of stock options:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
Named Executive Officer	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Elizabeth A. Smith
Annual Bonus Plan (1)	—	$340,000	$850,000	$1,275,000	—	—	—	—	$—	$—
Stock Options (2)	7/1/2011	—	—	—	—	—	—	550,000	10.03	3,041,066

Dirk A. Montgomery
Annual Bonus Plan (1)	—	283,200	708,000	1,062,000	—	—	—	—	—	—

David P. Berg
Annual Bonus Plan (1)	—	153,000	382,500	573,750	—	—	—	—	—	—
Stock Options (2)	7/1/2011	—	—	—	—	—	—	250,000	10.03	1,382,303

Jody L. Bilney
Annual Bonus Plan (1)	—	160,000	400,000	600,000	—	—	—	—	—	—
Stock Options (2)	12/9/2011	—	—	—	—	—	—	200,800	10.03	1,094,064

Joseph J. Kadow
Annual Bonus Plan (1)	—	199,056	497,640	746,460	—	—	—	—	—	—
Stock Options (2)	12/9/2011	—	—	—	—	—	—	134,250	10.03	731,465

(1)	Amounts represent performance-based cash incentive awards under the 2011 Bonus Plan.

(2)	Ms. Smith was granted an option to purchase 550,000 shares of common stock under the 2007 Incentive Plan in accordance with the terms of her employment agreement. These stock options have an exercise price of $10.03 per share and are subject to a modified form of the management call option. In accordance with accounting for stock-based compensation, this modified form of the call option does not preclude us from recording compensation expense during the service period. These shares will vest and compensation expense will be recorded in equal amounts over a five-year period on each anniversary of the grant date, contingent upon her continued employment with us. Mr. Kadow and Ms. Bilney were granted an option to purchase 134,250 and 200,800 shares of common stock, respectively, under the 2007 Incentive Plan as one-time market adjustments to their total compensation. Their stock options have an exercise price of $10.03 per share and vest 20% on each anniversary of the grant date, contingent upon their continued employment with us. Compensation expense will not be recorded for their grants described above as, among other considerations, they are subject to the management call option and transfer restrictions. Mr. Berg was granted an option to purchase 250,000 shares of common stock under the 2007 Incentive Plan in connection with his hiring. His stock options have an exercise price of $10.03 per share and vest 20% on each anniversary of his employment start date, contingent upon his continued employment with us. He forfeits any portion of an option that is unvested upon his termination date. Compensation expense will not be recorded for his grant as, among other considerations, it is subject to the management call option and transfer restrictions.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding stock options and unvested restricted stock awards for each named executive officer as of December 31, 2011. The holder of restricted stock has the right to vote and receive dividends with respect to the shares, but may not transfer or otherwise dispose of the shares. The unvested portion of each restricted stock award is subject to forfeiture if the holder’s employment terminates prior to vesting.

	Options Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price Per Share (2)	Option Expiration Date	Shares of Restricted Stock Awards That Have Not Vested
Named Executive Officer	Exercisable	Unexercisable (1)				Number of Shares (#) (1)	Market Value (3)
Elizabeth A. Smith
Stock Options - Grant A - Tranche A (4)(5)	435,000	652,500	—	$6.50	11/16/2019	—	$—
Stock Options - Grant A - Tranche B, C, D (4)(6)	—	—	3,262,500	6.50	11/16/2019	—	—
Stock Options - Grant B	—	550,000	—	10.03	7/1/2021	—	—

Dirk A. Montgomery	107,148	45,923	—	6.50	6/14/2017	82,300	989,246

David P. Berg	—	250,000	—	10.03	7/1/2021	—	—

Jody L. Bilney	—	—	—	—	—	20,575	247,312
Stock Options - Grant A	22,000	18,000	—	6.50	2/11/2018	—	—
Stock Options - Grant B	—	200,800	—	10.03	12/9/2021	—	—

Joseph J. Kadow
Stock Options - Grant A	223,866	95,944	—	6.50	6/14/2017	—	—
Stock Options - Grant B	—	134,250	—	10.03	12/9/2021	—	—

(1)	Stock option and restricted stock grants vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employment. See “—Potential Payments Upon Termination or Change in Control” for additional information regarding accelerated vesting on certain terminations of employment.
(2)

In March 2010, we offered all then active executive officers, other than Ms. Smith (since her stock options already had an exercise price of $6.50 per share), and all of our other then active employees the opportunity to exchange outstanding stock options with an exercise price of $10.00 per share for the same number of replacement stock options with an exercise price of $6.50 per share. Under the exchange program, the vested portion of the eligible stock options as of the grant date of the replacement stock options were exchanged for stock options that were fully vested. The unvested portion of the exchanged stock options were exchanged for unvested replacement stock options that vest and become exercisable over a period of time that is equal to the remaining vesting period of the exchanged stock options, plus one year, subject to the participant’s continued employment through the new vesting date. All eligible stock options were exchanged pursuant to the exchange program. The original stock options were cancelled, and the issuance of the replacement stock options occurred on April 6, 2010.
(3)	Market value is calculated by multiplying $12.02, which is the fair market value of a share of common stock on December 31, 2011 by the number of shares subject to the award.
(4)	On November 16, 2009, we granted Ms. Smith an option to purchase an aggregate of 4,350,000 shares of common stock under the 2007 Incentive Plan in four tranches (A-D) of 1,087,500 options each. The stock options have a term of ten years and an exercise price of $6.50, which represents an amount equal to or greater than the fair market value of a share of common stock on the date the option was granted. The options vest in five equal annual installments, with accelerated vesting upon a termination of employment without cause or for good reason, each as defined in Ms. Smith’s employment agreement (50% in the event of a termination of employment other than after a Qualifying Liquidity Event and 100% in the event of a termination of employment following a Qualifying Liquidity Event). In accordance with the accounting guidance for stock-based compensation, 3,262,500 of the options (tranches B, C and D) are not considered probable of occurrence since a Qualifying Liquidity Event was not probable at the time of grant. As such, there is no associated fair value on the grant date. The stock options, to the extent vested, will remain outstanding for a period ranging from 90 days to three years in the case of a termination of Ms. Smith’s employment, depending on the type of stock option and the nature of the termination, except that all stock options, whether or not then vested, will be forfeited upon a termination for cause.
(5)	Tranche A stock options vest and become exercisable in equal installments on each of November 16, 2010, 2011, 2012, 2013 and 2014, generally subject to Ms. Smith remaining continuously employed on each vesting date.
(6)	Tranches B, C and D stock options vest in equal installments on each of November 16, 2010, 2011, 2012, 2013 and 2014, generally subject to Ms. Smith remaining continuously employed through each vesting date, and will only become exercisable (to the extent then vested) upon a Qualifying Liquidity Event in which the value of our common stock at such Qualifying Liquidity Event exceeds a certain minimum threshold ranging from $5.00 per share to $10.00 per share, depending on the particular tranche.

Option Exercises and Restricted Stock Vested for Fiscal 2011

The following table summarizes the vesting of restricted stock during fiscal 2011. No stock options were exercised during fiscal 2011.

	Option Awards		Restricted Stock Awards
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Elizabeth A. Smith	—	$—	—	$—
Dirk A. Montgomery	—	—	82,300	785,965
David P. Berg	—	—	—	—
Jody L. Bilney	—	—	20,575	196,491
Joseph J. Kadow	—	—	—	—

(1)	Value realized on vesting of restricted stock awards is calculated by multiplying the estimated fair market value of our common stock on June 14, 2011 ($9.55 per share) by the number of shares vesting.

On June 14, 2011, 82,300 and 20,575 shares of restricted stock issued to Mr. Montgomery and Ms. Bilney, respectively, vested. In accordance with the terms of the Employee Rollover Agreements and the Restricted Stock Agreements entered into with the executives at the time of the Merger, we loaned approximately $0.3 million and $0.1 million to these individuals, respectively, in June 2011 for their personal income tax and associated interest obligations that resulted from vesting. The loans are full recourse and are collateralized by the vested shares of restricted stock. The total outstanding balances of restricted stock loans for the named executive officers as of December 31, 2011 were as follows: Mr. Montgomery, $0.8 million; Mr. Kadow, $0.4 million; and Ms. Bilney, $0.2 million. During the first quarter of 2012, these officers repaid their entire loan balances.

Pension Benefits

The company does not sponsor any defined benefit pension plans.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We have a Deferred Compensation Plan for our highly compensated employees who are not eligible to participate in the OSI Restaurant Partners, LLC Salaried Employees 401(k) Plan and Trust, as described in “Compensation Discussion and Analysis—Compensation Elements—Other Benefits and Perquisites.”

The following table summarizes current year contributions to our Deferred Compensation Plan by the only named executive officer who participated along with aggregate gains for the year and the aggregate balance as of December 31, 2011. We did not make any contributions to the Deferred Compensation Plan during 2011. Named executive officers are fully vested in all contributions to the plan. The amounts listed as executive contributions are included as “Salary” in the “Summary Compensation Table.” Aggregate earnings of the Deferred Compensation Plan are not included in the “Summary Compensation Table.”

Named Executive Officer	Executive Contributions in 2011	Aggregate Earnings in 2011	Withdrawals/ Distributions in 2011	Aggregate Balance at December 31, 2011
Dirk A. Montgomery	$47,200	$(3,277)	$—	$384,031

Potential Payments Upon Termination or Change in Control

Summary of Employment Agreements and Other Compensatory Arrangements

We have entered into employment agreements and other arrangements with each of our named executive officers that provide certain rights and benefits upon termination of employment and/or a change in control. See the table included under “—Executive Benefits and Payments Upon Separation” below for the amount of compensation payable under the employment agreements and other arrangements described below to the individuals serving as named executive officers as of the end of fiscal 2011.

Rights and Potential Payments Upon Termination or Change in Control: Ms. Smith

Effective November 16, 2009, we entered into an employment agreement with Ms. Smith in connection with the commencement of her employment with us. Her employment agreement is for a period of five years commencing on November 16, 2009, subject to earlier termination under certain circumstances described below. The term of her employment is automatically renewed for successive renewal terms of one year unless either party elects not to renew by giving written notice to the other party not less than 60 days prior to the start of any renewal term.

Ms. Smith’s employment may be terminated as follows:

•	upon her death or Disability (as such term is defined in the agreement);

•

by us for Cause. For purposes of her employment agreement, “Cause” is defined to include: her (i) willful failure to perform, or gross negligence in the performance of, her duties and responsibilities to us or our affiliates (other than any such failure from incapacity due to physical or mental illness), subject to notice and cure periods, (ii) indictment or conviction of or plea of guilty or nolo contendere to a felony or other crime involving moral turpitude, (iii) engaging in illegal misconduct or gross misconduct that is intentionally harmful to us or our affiliates or (iv) any material and knowing violation by her of any covenant or restriction contained in her employment agreement or any other agreement entered into with us or our affiliates;

•	by us other than for Cause;

•

by Ms. Smith for Good Reason. For purposes of her employment agreement, “Good Reason” is defined to include: (i) a material diminution in the nature or scope of the executive’s duties, authority or responsibilities, including, without limitation, loss of membership on our or certain of our subsidiaries’ board of directors (with certain listed exceptions), (ii) a reduction of her annual base salary or annual target cash bonus, (iii) requiring her to be based at a location in excess of 50 miles from the location of our principal executive offices in Tampa, Florida as of the effective date of her employment agreement, or (iv) a material breach by us of our obligations under her employment agreement or the Retention Bonus agreement; or

•	by Ms. Smith other than for Good Reason.

Under Ms. Smith’s employment agreement, she will be entitled to receive severance benefits if her employment is terminated by us other than for Cause or if she terminates employment for Good Reason. If her employment is terminated under these circumstances, she will be entitled to receive severance benefits as follows:

•

earned but unpaid base salary as of the date of termination, any annual bonus earned in the fiscal year preceding that in which termination occurs that remains unpaid, and unreimbursed expenses, including certain tax gross-up payments through the date of termination; and

•

severance equal to two times the sum of her base salary at the rate in effect on the date of termination plus her target annual cash bonus for the year of termination, payable in 24 equal monthly installments from the effective date of such termination.

In the event Ms. Smith’s employment is terminated due to her death or Disability, she will receive any earned but unpaid amounts described above as of the date of her employment termination. She will also be entitled to receive a pro rata annual target bonus calculated based on the number of days during the year that she was employed. A change in control of the company does not trigger any severance payments to her under the employment agreement.

In addition to the rights and potential payments due Ms. Smith upon termination under her employment agreement, Ms. Smith, upon termination of employment or a change in control, also has certain rights and potential payments due her under the Retention and Incentive Bonus agreements. On May 10, 2012, the Retention Bonus and Incentive Bonus agreements were amended to provide that if an initial public offering (including this offering) is completed in 2012, the remaining payments under each agreement are accelerated to a single lump sum payment of $22.4 million payable within 60 days of the completion of the offering, but no later than December 31, 2012, provided she is still employed as CEO at the time of such offering.

Retention Bonus

On a termination of Ms. Smith’s employment by us without Cause or by her for Good Reason (prior to the completion of an initial public offering in 2012), she will be entitled to receive any then unpaid amounts of the Retention Bonus, whether vested or unvested, and this amount will be reduced (but not below zero) by the severance amount provided under her employment agreement as described above.

Incentive Bonus

Ms. Smith’s Incentive Bonus is divided into four tranches (A-D) of $3.8 million each. Tranche A vests 20% over five years and is paid on the earlier of a Qualifying Liquidity Event or the tenth anniversary of the Incentive Bonus agreement. The other tranches also vest 20% per year over five years, but are generally only payable in the event of a Qualifying Liquidity Event. If Ms. Smith’s employment is terminated by us other than for Cause or by her for Good Reason prior to the occurrence of a Qualifying Liquidity Event, the vested portion and 50% of the unvested portion of the tranche A Incentive Bonus will be payable to Ms. Smith upon such termination. In addition, after such a termination, the vested portion and 50% of the unvested portions of the other tranches of the Incentive Bonus (or a percentage thereof) may become payable upon a subsequent Qualifying Liquidity Event meeting the performance targets, if applicable, for each tranche. If any such termination occurs following a change in control, all of the tranche A Incentive Bonus will be payable to Ms. Smith, and, if any such change in control meets applicable performance targets for each tranche, the other tranches of the Incentive Bonus will be payable to Ms. Smith to the extent earned. If Ms. Smith is employed by us on the first anniversary of a change in control (or a change in control that meets the relevant performance targets, as applicable), to the extent earned, the then unpaid portion of the Incentive Bonus will be paid to her.

If Ms. Smith’s employment is terminated by reason of her death or Disability, Ms. Smith (or her estate) will be entitled to receive the vested portion of the tranche A Incentive Bonus as of the date of such termination. If a Qualifying Liquidity Event occurs within one year following such a termination, Ms. Smith (or her estate) may also be entitled to receive the vested portions of the other tranches of the Incentive Bonus to the extent such Qualifying Liquidity Event meets applicable performance targets for each tranche.

Upon a voluntary termination of employment, Ms. Smith will not receive any of the Incentive Bonus unless and until a subsequent Qualifying Liquidity Event occurs. Upon such an occurrence, Ms. Smith would be entitled to receive the vested portion of the tranche A Incentive Bonus (as of the date of her termination) and the vested portions of the other tranches of the Incentive Bonus (as of the date of her termination) to the extent the Qualifying Liquidity Event meets the performance targets, if applicable, for each tranche.

In the case of a termination for Cause, any unpaid portion of the Incentive Bonus will be forfeited in its entirety.

Rights and Potential Payments Upon Termination or Change in Control: Messrs. Montgomery and Kadow

Mr. Montgomery and Mr. Kadow entered into employment agreements with us as of June 14, 2007, the Merger closing date. The employment agreements have been amended since that time. Their employment agreements, as amended, were for an original term of five years commencing on June 14, 2007 and expiring on the fifth anniversary thereof. The terms of their employment agreements are automatically renewed for successive renewal terms of one year unless either party elects not to renew by giving written notice to the other party not less than 60 days prior to the start of any renewal term.

The employment of each executive may be terminated as follows:

•	upon the executive’s death or Disability (as such term is defined in the agreement); or

•

by us for Cause. For Mr. Montgomery, “Cause” is defined to include: his (i) gross neglect of duty or prolonged absence from duty (other than any such failure resulting from incapacity due to physical or mental illness), subject to notice and cure periods; (ii) conviction or a plea of guilty or nolo contendere with respect to commission of a felony under federal law or in the last of the stage in which such action occurred; (iii) the willful engaging in illegal misconduct or gross misconduct that is materially and demonstrably injurious to us or (iv) any material violation of any material covenant or restriction contained in his employment agreements. For Mr. Kadow, “Cause” means any of the following: (i) conviction or plea of guilty or nolo contendere with respect to commission of a felony under federal law or under the law of the state in which such action occurred or (ii) the willful engaging in illegal misconduct or gross misconduct that is materially and demonstrably injurious to us;

•	at our election, at any time and including in the event of a determination by us to cease business operations;

•

by the executive for Good Reason. For purposes of their agreements, “Good Reason” is defined to include: (i) the assignment to the executive of any duties inconsistent in any respect with the executive’s position, duties or responsibilities as in effect immediately prior to the effective date, or any diminution in such position, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and that is promptly remedied by us; (ii) a reduction in the executive’s base salary or benefits as in effect immediately prior to the effective date; (iii) requiring the executive to be based at or generally work from any location more than 50 miles from the location at which the executive was based or generally worked immediately prior to the effective date or (iv) the failure by us to provide the fringe benefits provided for in their agreements; or

•	by the executive without Good Reason.

For all purposes of their agreements, termination for Cause shall be deemed to have occurred on the date of the executive’s resignation when, because of existing facts and circumstances, subsequent termination for Cause can be reasonably foreseen.

Under each executive’s employment agreement, the executive will be entitled to receive severance benefits if his employment is terminated by us other than for Cause or if he terminates employment for Good Reason. If the executive’s employment is terminated under these circumstances, he will be entitled to receive severance benefits as follows:

•

severance equal to the base salary then in effect and the average of the three most recent annual bonuses paid to the executive, payable in 12 equal monthly installments from the effective date of such termination;

•	any accrued but unpaid bonus in respect to the fiscal year preceding the year in which such termination of employment occurred;

•	continuation for one year of medical, dental and vision benefits generally available to executive officers; and

•	full vesting of life insurance benefits if not already vested.

Their employment agreements provide that they will only receive, upon termination of employment for death or Disability, any accrued but unpaid bonus in respect to the fiscal year preceding that in which termination occurs. The executives must deliver a separation agreement to us within 30 days of their termination dates or their severance will be forfeited. A change in control does not trigger any severance payments to the executive under his employment agreement.

Rights and Potential Payments Upon Termination or Change in Control: Ms. Bilney

Ms. Bilney entered into an employment agreement with us effective October 1, 2006 and amended effective February 5, 2008. Her employment agreement was for an original term of five years, commencing on October 1, 2006 and expiring on the fifth anniversary thereof. The term of her employment agreement is automatically renewed for successive renewal terms of one year unless either party elects not to renew by giving written notice to the other party not less than 60 days prior to the start of any renewal term.

Ms. Bilney’s employment may be terminated as follows:

•	upon her death or Disability (as such term is defined in the agreement);

•

by us for Cause. For purposes of her agreement, “Cause” is defined to include: (i) her failure to perform the duties assigned to her in a manner satisfactory to us, in our sole discretion; (ii) any dishonesty in her dealing with us or our affiliates, the commission of fraud by her, negligence in the performance of her duties, insubordination, willful misconduct, or her conviction (or plea of guilty or nolo contendere) of any felony or any other crime involving dishonesty or moral turpitude; (iii) any violation of any covenant or restriction contained in specified sections of her employment agreement; or (iv) any violation of any of our or our affiliates’ material published policies; or

•	at our election, including upon the sale of majority ownership interest in us or substantially all of our assets or in the event of a determination by us to cease business operations.

For all purposes of her agreement, termination for Cause shall be deemed to have occurred on the date of the executive’s resignation when, because of existing facts and circumstances, subsequent termination for Cause can be reasonably foreseen.

Ms. Bilney’s employment agreement provides that she will receive severance benefits in the event of a termination of employment by us without Cause. Under these circumstances, she will be entitled to receive an amount equal to the sum of the base salary then in effect payable bi-weekly for one year. A change in control does not trigger any severance payments to her under her employment agreement.

Rights and Potential Payments Upon Termination or Change in Control: Mr. Berg

Mr. Berg entered into an employment agreement with Outback International, effective September 12, 2011 and amended effective November 4, 2011. The initial term of his employment agreement is for a period of five years commencing on September 12, 2011 and expiring on the fifth anniversary thereof subject to earlier termination as described in the termination section of the agreement as explained below. The term of his employment agreement is automatically renewed for successive renewal terms of one year unless either party elects not to renew by giving written notice to the other party not less than 60 days prior to the start of any renewal term.

Mr. Berg’s employment may be terminated as follows:

•	upon his death or Disability (as such term is defined in the agreement);

•

by Outback International for Cause. For purposes of his agreement, “Cause” is defined to include: (i) any dishonesty in his dealing with Outback International, the commission of fraud by the executive, negligence in the performance of his duties, insubordination, willful misconduct, or his conviction (or plea of guilty or nolo contendere) of any felony or any other crime involving dishonesty or moral turpitude; (ii) any violation of any covenant or restriction contained in his employment agreement; or (iii) any violation of any material published policy of Outback International or its affiliates;

•

at the election of Outback International, including upon the sale of majority ownership interest in the company or substantially all the assets of the company or in the event of a determination by the company to cease business operations; or

•	by Outback International in its sole discretion, for any reason or no reason.

For all purposes of his agreement, termination for Cause shall be deemed to have occurred on the date of the executive’s resignation when, because of existing facts and circumstances, subsequent termination for Cause can be reasonably foreseen.

Mr. Berg’s employment agreement provides that he will only receive severance benefits in the event of a termination of employment if his employment is terminated by Outback International in its sole discretion, for any reason or no reason. In this case, he will be entitled to receive as severance compensation an amount equal to the sum of his base salary then in effect payable bi-weekly for one year. A change in control does not trigger any severance payments to him under his employment agreement.

Stock Options and Restricted Stock

The treatment of equity awards held by the named executive officers upon a termination of employment and/or a change in control is described below.

Stock Options: Ms. Smith

Pursuant to the terms of Ms. Smith’s option agreement, upon a termination of Ms. Smith’s employment with us by her for Good Reason or by us other than for Cause, Ms. Smith will be entitled to receive accelerated vesting of her outstanding options (50% in the event of a termination of employment other than after a qualifying change in control and 100% in the event of a termination of employment following a qualifying change in control). A portion of Ms. Smith’s outstanding stock options will become exercisable only following an initial public offering or a change in control in which the value of our common stock exceeds certain minimum thresholds. This offering, if it is completed, will exceed the minimum thresholds. The options, to the extent vested, will remain outstanding for a period ranging from 90 days to three years in the case of a termination of Ms. Smith’s employment, depending on the type of option and the nature of the termination, except that all options, whether or not then vested, will be forfeited on a termination for Cause.

Stock Options and Restricted Stock: Mr. Montgomery, Mr. Kadow, Ms. Bilney and Mr. Berg

Pursuant to agreements with Mr. Montgomery, Mr. Kadow, Ms. Bilney and Mr. Berg, any then outstanding unvested stock options will terminate upon any termination of employment (in connection with a change in control or otherwise).

To the extent the stock option is vested and exercisable prior to the cessation of employment, the stock option will remain exercisable (i) for one year in the case of a termination of employment resulting from death or Disability or (ii) for 90 days following the termination of employment for any other reason.

Pursuant to an agreement with Mr. Montgomery and Ms. Bilney, unvested restricted stock will vest immediately upon (i) a change in control; (ii) termination of the executive by us without Cause; (iii) termination by the executive for Good Reason or (iv) death or Disability. Unvested restricted stock will immediately be forfeited if the executive is terminated by us for Cause.

All of Mr. Kadow’s restricted stock awards are vested. Mr. Berg does not have any outstanding restricted stock awards.

Restrictive Covenants

Each of the named executive officers is subject to non-competition and other restrictive covenants under his or her employment agreement. Based on the terms of their agreements, each named executive officer has agreed not to compete with us during his or her employment and for a specified period of time following a termination of employment for any reason (Ms. Smith, Ms. Bilney and Mr. Berg for a period of 24 months and Messrs. Montgomery and Kadow for a period of 12 months). Each named executive officer’s continued compliance with this non-competition covenant is a condition to our obligation to pay the severance amounts due under his or her employment agreement, and in the case of Ms. Smith, any amounts due under her Retention Bonus agreement.

Tax Gross-Up

If a “change in control” under Treasury Regulations 1.280G-1 occurs, we and our executives, other than Ms. Smith, have agreed to use commercially reasonable best efforts to take such actions as may be necessary to avoid the imposition of any excise tax imposed by Section 4999 of the Code on the executive, including seeking to obtain stockholder approval in accordance with the terms of Section 280G(b)(5) of the Code. In the case of Ms. Smith, if she does not request that we seek the stockholder approval referenced in the preceding sentence, we will provide her with a gross-up for 50% of any excise taxes imposed under Section 4999 of the Code.

Life Insurance

We maintain endorsement split dollar life insurance policies with a $5.0 million death benefit for each of Messrs. Montgomery and Kadow. We are the beneficiary of the policies to the extent of premiums paid or the cash value, whichever is greater, with the balance being paid to a personal beneficiary designated by the named executive officer. We have agreed not to terminate the arrangements regardless of continued employment except that we may terminate Mr. Montgomery’s agreement prior to his completion of seven years of employment with us commencing January 1, 2006.

In the event of termination by us without Cause or a termination by the executive for Good Reason, we will pay the remaining premiums under the policy terms and the named executive officer will become fully vested.

Executive Benefits and Payments Upon Separation

The table below reflects the amount of compensation payable under the employment agreements and arrangements described above to the individuals serving as named executive officers following a termination of employment (i) by us without Cause or by the executive for Good Reason without a change in control, (ii) by us without Cause or by the executive for Good Reason, following a change in control, (iii) by the executive voluntarily, (iv) as a result of Disability or (v) as a result of death, in each case, assuming that such termination of employment occurred on December 31, 2011. No payments or benefits are due to the named executive officers following a termination of employment for Cause. The table assumes that the change in control transaction resulted in per share consideration of $12.02, which was the fair market value of a share of common stock on December 31, 2011, as determined by an independent stock valuation. The actual amounts to be paid upon a termination of employment or a change in control can only be determined at the time of such executive’s separation from us, or upon the occurrence of a change in control (if any).

Named Executive Officer	Executive Payments and Benefits Upon Separation (1)	Involuntary Termination Without Cause or Termination by Executive For Good Reason Without Change in Control ($)	Involuntary Termination Without Cause or Termination by Executive For Good Reason With Change in Control ($)	Voluntary Termination ($)	Disability ($)	Death ($)
Elizabeth A. Smith (2)	Severance	$3,700,000	$3,700,000	$—	$—	$—
	Stock Options (3)	4,202,100	21,045,000	—	2,401,200	2,401,200
	Incentive Bonus	2,664,375	15,225,000	—	1,522,500	1,522,500
	Retention Bonus	3,500,000	3,500,000	—	—	—

	Total	$14,066,475	$43,470,000	$—	$3,923,700	$3,923,700

Dirk A. Montgomery	Severance	$1,625,332	$1,625,332	$—	$—	$—
	Stock Options (3)	591,457	591,457	591,457	591,457	591,457
	Health and Welfare Benefits	7,940	7,940	—	—	—
	Split Dollar Life Insurance (4)	—	—	—	—	5,000,000
	Restricted Stock (5)	989,246	989,246	—	989,246	989,246

	Total	$3,213,975	$3,213,975	$591,457	$1,580,703	$6,580,703

David P. Berg	Severance (7)	$450,000	$—	$—	$—	$—
	Stock Options (3)	—	—	—	—	—

	Total	$450,000	$—	$—	$—	$—

Jody L. Bilney	Severance (6)	$400,000	$—	$—	$—	$—
	Stock Options (3)	121,440	121,440	121,440	121,440	121,440
	Restricted Stock (5)	247,312	247,312	—	247,312	247,312

	Total	$768,752	$368,752	$121,440	$368,752	$368,752

Joseph J. Kadow	Severance	$1,308,296	$1,308,296	$—	$—	$—
	Stock Options (3)	1,235,740	1,235,740	1,235,740	1,235,740	1,235,740
	Health and Welfare Benefits	14,442	14,442	—	—	—
	Split Dollar Life Insurance (4)	—	—	—	—	5,000,000

	Total	$2,558,478	$2,558,478	$1,235,740	$1,235,740	$6,235,740

(1)	Amounts in the table do not include amounts for accrued but unpaid base salary, annual bonus or other expenses.
(2)	This table assumes that Ms. Smith has requested that we seek shareholder approval of payments in connection with the assumed change in control and that she is therefore not entitled to a 50% excise tax gross-up. It also assumes that Ms. Smith is not entitled to a pro rata bonus on a termination due to death or disability since she is assumed to have been employed until the end of the fiscal year.

(3)	Amounts represent intrinsic value of vested stock options since the fair market value of a share of common stock, as of December 31, 2011, was greater than the exercise price of the stock options held by the named executive officers.
(4)	See “Compensation Discussion and Analysis—Compensation Elements—Other Benefits and Perquisites” for discussion of the split dollar life insurance policies. The amounts in the table represent the amounts due to the personal beneficiaries designated by the named executive officers and are reduced by the premiums paid by us or the cash value, whichever is greater.
(5)	The fair market value of the unvested restricted stock due to Mr. Montgomery and Ms. Bilney under these termination circumstances is determined by multiplying the number of shares of restricted stock by $12.02, which is the fair market value of a share of common stock on December 31, 2011.
(6)	Ms. Bilney’s severance (base salary in effect at termination) is only payable upon termination of employment by us without cause (as defined in her employment agreement).
(7)	Mr. Berg’s severance (base salary in effect at termination) is only payable in the event his employment is terminated at the election of Outback International in its sole discretion, for any reason or no reason.

Director Compensation

The following table summarizes the amounts earned and paid to members of our board of directors for 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
A. William Allen III (1)	$200,000	$—	$—	$—	$—	$4,200	$204,200
Andrew Balson (2)	—	—	—	—	—	—	—
Robert D. Basham (3)	—	—	—	—	—	325,300	325,300
J. Michael Chu (2)	—	—	—	—	—	—	—
Philip Loughlin (2)	—	—	—	—	—	—	—
Mark Nunnelly (2)	—	—	—	—	—	—	—
Elizabeth A. Smith	*	*	*	*	*	*	*
Chris T. Sullivan (3)	—	—	—	—	—	323,100	323,100
Mark Verdi (2)(4)	—	—	—	—	—	—	—

*	See “—Summary Compensation Table”
(1)	Mr. Allen received an annual retainer of $0.2 million for serving as the Chairman of the board of directors and received $4,200 for life insurance. Mr. Allen resigned from the board of directors effective January 1, 2012.
(2)	Directors are associated with Bain Capital Partners or Catterton and do not receive compensation for service on the board of directors.
(3)	Mr. Basham and Mr. Sullivan are Founders and serve on the board of directors. As result of the termination of their employment agreements effective October 1, 2010, each of our Founders received a severance payment of $0.6 million, which is equal to the amount of base salary due the Founder through the later of the termination date of the employment agreement or 24 months. The severance payments are payable bi-weekly over a two-year period from their termination dates. The amounts in the table include $25,300 and $23,100, for Mr. Basham and Mr. Sullivan, respectively, for life insurance and $0.3 million each in severance payments received during 2011.
(4)	Mr. Verdi resigned from the board of directors effective May 2012.

In May 2012, we approved a compensation policy for our non-employee directors. Pursuant to this policy, each member of our board of directors who is not an employee of the company will be eligible to receive compensation for his or her service as a director as follows. Each non-employee director will receive an annual retainer of $90,000 for board services. The chair of the audit committee will receive an additional annual retainer of $20,000, the chair of the compensation committee will receive an additional annual retainer of $15,000 and the chair of the nominating and corporate governance committee will receive an additional annual retainer of $10,000. Each member (other than the chair) of the audit committee, compensation committee and nominating and corporate governance committee will receive an additional annual retainer of $10,000, $7,500 and $5,000, respectively, for service on such committee. In addition, non-employee directors will receive an annual grant of restricted stock with a fair market value of $100,000, vesting as to one-third of the shares on each anniversary of the grant date, granted under the 2012 Incentive Plan. While we are a “controlled company” for purposes of Nasdaq, neither our Founders nor directors affiliated with the Sponsors will be compensated for board service.

Equity Incentive Plans

2012 Incentive Award Plan

In connection with this offering, our board of directors plans to adopt the Bloomin’ Brands, Inc. 2012 Incentive Award Plan (the “2012 Incentive Plan”). The 2012 Incentive Plan will replace our 2007 Incentive Plan (described below). The following summary describes the material terms of the 2012 Incentive Plan. This summary is not a complete description of all provisions of the 2012 Incentive Plan and is qualified in its entirety by reference to the 2012 Incentive Plan, a copy of which will be filed with the SEC.

Purpose. The purposes of the 2012 Incentive Plan are to motivate and reward employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests.

Administration. The 2012 Incentive Plan will be administered by our compensation committee. The compensation committee will have the authority to, among other things, designate recipients, determine the types, amounts and terms and conditions of awards, and to take other actions necessary or desirable for the administration of the 2012 Incentive Plan. The compensation committee will also have authority to implement certain clawback policies and procedures, and may provide for clawbacks as a result of financial restatements in an award agreement.

Authorized Shares. Subject to adjustment as described in the 2012 Incentive Plan, the maximum number of shares of our common stock available for issuance pursuant to the 2012 Incentive Plan is initially 3,000,000 shares. As of the first business day of each fiscal year, commencing on January 1, 2013, the aggregate number of shares that may be issued pursuant to the 2012 Incentive Plan will automatically increase by a number equal to 2% of the total number of our shares then issued and outstanding. Shares underlying awards that are expired, forfeited, or otherwise terminated without the delivery of shares, or are settled in cash, will again be available for issuance under the 2012 Incentive Plan.

Eligibility. Awards may be granted to employees, consultants and directors. In certain circumstances, we may also grant substitute awards to holders of equity-based awards of a company that we acquire or combine with (a “substitute award”).

Types of Awards. The 2012 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock-based awards determined by the compensation committee.

•

Stock Options. The exercise price of an option is not permitted to be less than the fair market value of a share of our common stock on the date of grant, other than in the case of a substitute award. The compensation committee will determine the vesting, exercise and other terms, although the term of an option may not exceed ten years from the grant date. However, the committee may provide for an extension of such ten-year term in an award agreement if exercise at expiration would be prohibited by law or our insider trading policy. Options may be granted as incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code.

•

Stock Appreciation Rights. A stock appreciation right is an award that entitles the participant to receive stock or cash upon exercise or settlement that is equal to the excess of the value of the shares subject to the right over the exercise or hurdle price of the right. The exercise or hurdle price is not permitted to be less than the fair market value of a share of our common stock on the date of grant, other than in the case of a substitute award. The compensation committee will determine the vesting, exercise and other terms, although the term of a stock appreciation right will not exceed ten years from the grant date. However, the committee may provide for an extension of such ten-year term in an award agreement if exercise at expiration would be prohibited by law or our insider trading policy.

•

Restricted Stock and Restricted Stock Units. A restricted stock award is an award of our common stock subject to vesting restrictions. A restricted stock unit is a contractual right to receive cash, shares or a combination of both based on the value of a share of our common stock. The compensation committee will determine the vesting and delivery schedule and other terms of restricted stock and restricted stock unit awards.

•

Performance Awards. A performance award is an award, which may be stock-based or cash-based, that will be earned upon achievement or satisfaction of performance conditions specified by the compensation committee.

•

Other Stock-Based Awards. The compensation committee may also grant other awards that are payable in or otherwise based on or related to shares of common stock and determine the terms and conditions of such awards.

Termination of Employment or Service. The compensation committee will determine the effect of a termination of employment or service on an award. However, unless otherwise provided, upon a termination of employment or service all unvested options and stock appreciation rights will terminate. Unless otherwise provided, vested options and stock appreciation rights must be exercised within certain limited time periods after the date of termination, depending on the reason for termination; provided, however, that if a participant’s employment or service is terminated for cause (as will be defined in the award agreement), all options and stock appreciation rights, whether vested or unvested, will terminate immediately.

Performance Measures. The 2012 Incentive Plan provides that grants of performance awards will be made based upon, and subject to achieving, one or more performance measures over a performance period of not less than one year established by the compensation committee.

If the compensation committee intends that a performance award qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, the award agreement will include a pre-established formula, such that payment, retention or vesting of the award is subject to the achievement of one or more performance measures during a performance period. The performance measures must be specified in the award agreement or by the compensation committee within the first 90 days of the performance period. Performance measures may be established on an absolute or relative basis, and may be established on a corporate-wide basis or with respect to one or more concepts, business units, divisions, subsidiaries or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

A performance measure with respect to a performance award intended to qualify as performance-based compensation for purposes of Section 162(m) means one or more of the following measures with respect to the company or our restaurant concepts: sales; revenue; net sales; net revenue; revenue or sales growth or product revenue or sales growth; comparable or same restaurant sales; system-wide sales; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings or loss (including earnings or loss before taxes, interest and taxes, or interest, taxes, depreciation and amortization including, in each case, specified adjustments); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; cash margin; year-end cash; debt reduction; shareholder equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; research and development achievements; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the company’s equity or debt securities; sales or licenses of the company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); and implementation, completion or attainment of measurable objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures; and recruiting and maintaining personnel.

With respect to any award intended to qualify as performance-based compensation for purposes of Section 162(m), no more than the following amounts of awards may be awarded to any participant during any calendar year, subject to adjustment as described in the 2012 Incentive Plan: (i) options and stock appreciation rights that relate to 2,000,000 shares of common stock; (ii) performance awards that relate to 1,000,000 shares of common stock and (iii) cash awards that relate to $6.0 million.

Transferability. Awards under the plan generally may not be transferred except through will or by the laws of descent and distribution. However, if provided in an award agreement (for awards other than incentive stock options), certain additional transfers may be permitted in limited circumstances.

Change of Control. The compensation committee may provide for accelerated vesting of an award upon, or as a result of events following, a change of control (as defined in the 2012 Incentive Plan). This may be done in the award agreement or in connection with the change of control. In the event of a change of control, the compensation committee may also cause an award to be canceled in exchange for a cash payment to the participant or cause an award to be assumed by a successor corporation.

No Repricing. Stockholder approval will be required in order to reduce the exercise or hurdle price of an option or stock appreciation right or to cancel such an award in exchange for a new award when the exercise or hurdle price is below the fair market value of the underlying common stock.

Amendment and Termination. The board of directors may amend or terminate the 2012 Incentive Plan. Shareholder approval (if required by law or stock exchange rule) or participant consent (if the action would materially adversely affect the participant’s rights) may be required for certain actions. The 2012 Incentive Plan will terminate on the earliest of: (i) ten years from its effective date and (ii) when the board of directors terminates the 2012 Incentive Plan.

2007 Equity Incentive Plan

The following is a description of the material terms of our 2007 Equity Incentive Plan, which we refer to as the “2007 Incentive Plan.” This summary is not a complete description of all provisions of the 2007 Incentive Plan and is qualified in its entirety by reference to the 2007 Incentive Plan, a copy of which has been filed with the SEC. Following this offering, we will no longer make awards under the 2007 Incentive Plan and will instead make awards under the 2012 Incentive Plan (described above). However, 2007 Incentive Plan will continue to govern outstanding awards made under it.

Administration. The 2007 Incentive Plan is administered by our board of directors, subject to delegation to a committee or other persons in certain circumstances. The board will delegate administration of the 2007 Incentive Plan following this offering to the compensation committee. The administrator has the authority to interpret the 2007 Incentive Plan, to determine eligibility for and grant awards, to determine, modify or waive the terms and conditions of awards, and otherwise to do all things necessary to carry out the purposes of the 2007 Incentive Plan.

Authorized Shares. As of May 15, 2012, options to purchase 11,794,250 shares of our common stock at a weighted average exercise price of approximately $7.53 were outstanding under the 2007 Incentive Plan. Subject to adjustment, the maximum number of shares of common stock that may be delivered in satisfaction of awards under the 2007 Incentive Plan is 13,200,000. As noted above, we will no longer make awards under the 2007 Incentive Plan following this offering.

Eligibility. The administrator selected participants from among our key employees, directors, consultants and advisors.

Types of Awards. The 2007 Incentive Plan provides for grants of stock options and restricted stock. The exercise price of an option is not permitted to be less than the fair market value of a share of common stock on the date of grant. Options may not have a term that exceeds ten years from the grant date. Additional requirements may apply to options intended to be incentive stock options under Section 422 of the Internal Revenue Code.

Termination of Employment. Unless otherwise provided by the administrator, upon a termination of employment all unvested awards will be forfeited. Unless otherwise provided, vested options must be exercised within certain limited time periods after the date of termination, depending on the reason for termination; provided, however, that if a participant’s employment is terminated for cause, all options will terminate immediately.

Transferability. Awards under the 2007 Incentive Plan may not be transferred except through will or by the laws of descent and distribution.

Corporate Transactions. In the event of certain corporate transactions (including dissolution or liquidation, the sale of substantially all of the assets, or certain mergers or consolidations), unless otherwise provided in connection with a particular award, the administrator may provide for substitution of new awards for outstanding awards or may cancel awards in exchange for a cash payments based on the value of the award, in each case subject to restrictions that the administrator deems appropriate.

Amendment and Termination. The administrator may amend or terminate the 2007 Incentive Plan. Shareholder approval (if required by law) or participant consent (if the action would materially adversely affect the participant’s rights) may be required for certain actions.

RELATED PARTY TRANSACTIONS

Arrangements With Our Investors

Management Agreement

Upon completion of the Merger, we entered into a management agreement with Kangaroo Management Company I, LLC, as the management company, whose members are the Founders and entities affiliated with Bain Capital and Catterton. In accordance with the management agreement, the management company provides management services to us until the tenth anniversary of the completion of the Merger, with one-year extensions thereafter until terminated. The management company receives an aggregate annual management fee equal to $9.1 million and reimbursement for out-of-pocket and other reimbursable expenses incurred by it, its members, or their respective affiliates in connection with the provision of services pursuant to the agreement. Management fees, including out-of-pocket and other reimbursable expenses, of $2.3 million, $9.4 million, $11.6 million, $10.7 million, $9.9 million and $5.2 million for the three months ended March 31, 2012, the years ended December 31, 2011, 2010, 2009, 2008 and the period from June 15 to December 31, 2007, respectively, were included in General and administrative expenses in our Consolidated Statements of Operations and Comprehensive Income.

The management agreement includes customary exculpation and indemnification provisions in favor of the management company, Bain Capital and Catterton and their respective affiliates. The management agreement may be terminated by us, Bain Capital and Catterton at any time and will terminate automatically upon the completion of this offering or a change of control. In connection with the termination of the management agreement upon completion of this offering, we will pay an $8.0 million termination fee to the management company within 60 days of completion of the offering, but no later than December 31, 2012. This termination fee will be in addition to the pro-rated periodic fee as provided in the agreement.

Stockholders Agreement

In connection with the Merger, we entered into a stockholders agreement with our Sponsors and certain other investors, stockholders and executive officers. In connection with the completion of this offering, all of the provisions of the stockholders agreement will have been terminated in accordance with the terms of the stockholders agreement.

Registration Rights Agreement

In connection with the Merger, we entered into a registration rights agreement with our Sponsors and certain other stockholders. The registration rights agreement provides our Sponsors with certain demand registration rights following the expiration of the 180-day lock-up period in respect of the shares of our common stock held by them. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we are required to give notice of such registration to our Sponsors and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, our Sponsors and such holders have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by our Sponsors or other holders described above. The registration rights agreement also contains certain restrictions on the sale of shares by our Sponsors. The registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, who we refer to as controlling persons, and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registration. We agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we are not required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Other Arrangements

Tax Loans

Shares of our restricted stock issued to certain of our current and former executive officers and other members of management vest each June 14 through 2012. In accordance with the terms of their applicable agreements, we loaned an aggregate of $0.9 million, $0.7 million and $3.3 million to these individuals in 2011, 2010 and 2009, respectively, for their personal income tax and associated interest obligations that resulted from vesting of restricted stock. As of December 31, 2011, a total of $7.2 million of loans to current and former executive officers and other members of management were outstanding. The loans are full recourse and are collateralized by the vested shares of our restricted stock. Although these loans are permitted in accordance with the terms of the agreements, we are not required to issue them in the future. On May 10, 2012, we approved an amendment to the loans to extend the timing for mandatory prepayment in connection with an initial public offering to require full repayment by the last trading day in the first trading window subsequent to the expiration of contractual lock-up restrictions imposed in connection with the offering.

The 2011 loan amounts for our board members and/or executive officers were as follows: Jody L. Bilney, $0.1 million and Dirk A. Montgomery, $0.3 million. The 2010 loan amounts for our board members and/or executive officers were as follows: A. William Allen III, $0.1 million; Ms. Bilney, $0.1 million; Joseph J. Kadow, $6,000; Mr. Montgomery, $0.2 million; Richard L. Renninger, $0.1 million; and Irene D. Wenzel, $10,000. The 2009 loan amounts for our board members or executive officers were as follows: Mr. Allen, $1.6 million; Paul E. Avery, $1.1 million; Ms. Bilney, $28,000; Mr. Kadow, $0.3 million; Mr. Montgomery, $0.1 million; and Mr. Renninger, $28,000. The total amounts outstanding for our board members or executive officers as of December 31, 2011 were as follows: Mr. Allen, $2.6 million, Mr. Montgomery, $0.8 million; Mr. Kadow, $0.4 million; and Ms. Bilney $0.2 million, which were the largest amounts outstanding during 2011 for each of these individuals. There were no amounts repaid by any executive officer and/or director during 2011. Ms. Bilney and Messrs. Kadow and Montgomery fully repaid their loans in the first quarter of 2012, and as of May 15, 2012, there were no amounts outstanding for our current board members or executive officers.

Director and Executive Officer Investments and Employment Arrangements

A. William Allen III, our Chief Executive Officer through November 15, 2009 and Chairman of our board of directors through December 31, 2011, through a revocable trust in which he and his wife are the grantors, trustees and sole beneficiaries, owns all of the equity interests in AWA III Steakhouses, Inc., which owns 2.50% of OSI/Flemings, LLC, a Delaware limited liability company. OSI/Flemings, LLC owns certain Fleming’s Prime Steakhouse and Wine Bar restaurants directly or indirectly by serving as the general partner of limited partnerships. Mr. Allen, through his ownership interest in OSI/Flemings, LLC, received $0.3 million, $0.6 million, $0.5 million and $0.2 million in distributions during for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively and, in 2009, made capital contributions of $0.2 million. In addition, we entered into a consulting services agreement dated August 23, 2011 (the “Consulting Agreement”) with Mr. Allen. In accordance with the Consulting Agreement, Mr. Allen will provide consulting services as an independent contractor to us and identify, evaluate and recommend acquisition and investment opportunities for us in the restaurant business. Beginning in the first quarter of 2012, Mr. Allen will receive a consulting fee at the rate of $50,000 per calendar quarter, payable in advance, until the earlier of the consulting project’s completion or termination. Either party has the right to terminate the Consulting Agreement with ten business days’ notice.

Jeffrey S. Smith, an executive officer, has made investments in the aggregate amount of approximately $0.5 million in eleven Outback Steakhouse restaurants, fourteen Carrabba’s Italian Grill restaurants and fourteen Bonefish Grill restaurants (five of which are franchise restaurants). This officer received distributions of $39,000 for the three months ended March 31, 2012 and $0.1 million in each of the years ended December 31, 2011, 2010, and 2009 from these ownership interests.

Relationships With Family Members of Executive Officers

A sibling of Mr. Shlemon, an executive officer, is employed with one of our subsidiaries as a restaurant managing partner, with an annual compensation, including bonus, of approximately $28,000 for the three months ended March 31, 2012 and $0.1 million for the years ended December 31, 2011, 2010 and 2009. As a qualified managing partner, the sibling was entitled to make investments in our restaurants, on the same basis as other qualified managing partners, and has made an additional investment of invested $0.4 million in partnerships that own and operate two Outback Steakhouse restaurants. For the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, this sibling received distributions of $38,000, $23,000, $26,000 and $25,000, respectively, related to his investments as a qualified managing partner and $0.1 million related to his additional investments in the partnerships noted above in each of these years.

A sibling of Joseph J. Kadow, a named executive officer, is employed by one of our subsidiaries as a Vice President of Operations. In the first quarter of 2012 and for the years ended December 31, 2011, 2010 and 2009, the sibling received total cash compensation of $0.3 million, $0.6 million , $0.7 million and $0.6 million, respectively and benefits consistent with other employees in the same capacity. In addition, the sibling receives distributions that are based on a percentage of a particular restaurant’s annual cash flows (on the same basis as other similarly situated employees). He has invested an aggregate of $0.3 million in 25 limited partnerships that own and operate nine Outback Steakhouse restaurants, 11 Bonefish Grill restaurants and five Carrabba’s Italian Grill restaurants. This sibling received a return of his investment and distributions in the aggregate amount of $33,000 for the three months ended March 31, 2012 and $0.1 million in each of the years ended December 31, 2011, 2010 and 2009.

The wife of John W. Cooper, an executive officer, is employed by one of our subsidiaries as Senior Vice President, Training. In the first quarter of 2012 and for the years ended December 31, 2011, 2010 and 2009, she received total cash compensation of $0.2 million, $0.3 million, $0.3 million and $0.2 million, respectively and benefits consistent with other employees in the same capacity.

Sale of Lee Roy Selmon’s Concept

Effective December 31, 2008, we sold our interest in our Lee Roy Selmon’s concept, which included six restaurants, to MVP LRS, LLC, an entity owned primarily by our Founders (two of whom are also board members), one of its named executive officers and a former employee, for $4.2 million. In the third quarter of 2009, the named executive officer transferred his ownership interest in Selmon’s to two of the Founders (who are also board members) at his initial investment cost. We continued to provide certain accounting, technology, purchasing and other services to Selmon’s at agreed-upon rates, however, all services, except for purchasing, were transitioned to Selmon’s during the first quarter of 2010. Purchasing services were transitioned to Selmon’s on January 1, 2012. We earned $29,000, $26,000 and $0.2 million for the services described above in 2011, 2010 and 2009, respectively. We also subleased restaurant properties to MVP LRS, LLC, and continue to do so. We received $0.2 million for the three months ended March 31, 2012 and $0.6 million in connection with these subleases in each of the years ended December 31, 2011, 2010 and 2009.

Review, Approval or Ratification of Transactions With Related Persons

OSI adopted a written code of business conduct and ethics in 2004, which was revised in 2007. The above transactions were reviewed under the OSI code of business conduct and ethics. We have adopted a code of business conduct and ethics for the review and approval or ratification of related person transactions following the completion of this offering. Under each of these codes of business conduct and ethics, as applicable, each member of the board of directors and each member of management and the management of our subsidiaries and of each of our significant affiliates must disclose to the Chief Legal Officer and/or audit committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction. The Chief Legal Officer and/or audit committee must advise the board of the related person transaction and any requirement for disclosure in our applicable filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such acts and related rules.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

General

On June 14, 2007, OSI, as borrower, and OSI HoldCo, Inc. (“OSI HoldCo”), OSI’s immediate parent corporation, entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions. The credit agreement related to the senior secured credit facilities was amended on January 28, 2010. These senior secured credit facilities provide for senior secured financing of up to approximately $1.6 billion, consisting of:

•	a $1.3 billion term loan facility that matures June 14, 2014;

•	a $150.0 million working capital revolving credit facility, including letter of credit and swing-line loan sub-facilities, that matures June 14, 2013; and

•	a $100.0 million pre-funded revolving credit facility that provides financing for capital expenditures only and matures June 14, 2013.

Proceeds of the term loans were used to finance the Merger. Proceeds of loans and letters of credit under the working capital revolving credit facility provide financing for working capital and general corporate purposes and, subject to a rent-adjusted leverage condition, for capital expenditures for new restaurant growth. Proceeds of loans under the pre-funded revolving credit facility are available to provide financing for capital expenditures, subject to OSI’s full utilization of amounts on deposit in a $100 million capital expenditure account initially funded on the closing date of the Merger, which may also be available to repay indebtedness under certain circumstances.

All borrowings under the senior secured credit facilities are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of certain representations and warranties.

Interest Rate and Fees

Borrowings under the senior secured credit facilities, other than swingline loans, bear interest at a rate per annum equal to, at OSI’s option, either (i) a base rate determined by reference to the higher of (a) the prime rate of Deutsche Bank AG New York Branch and (b) the federal funds effective rate plus  1/2 of 1% or (ii) a eurocurrency rate adjusted for statutory reserve requirements for a 30, 60, 90 or 180 day interest period, or a nine- or twelve-month interest period if agreed upon by the applicable lenders, in each case, plus an applicable margin. Swingline loans bear interest at the interest rate applicable to base rate loans.

The applicable margin for borrowings under the senior secured credit facilities is (i) for term loans and pre-funded revolving credit loans, (a) 1.25% for base rate loans and (b) 2.25% for eurocurrency rate loans, and (ii) for working capital revolving credit loans, (a) 1.00% to 1.50% for base rate loans and (b) 2.00% to 2.50% for eurocurrency rate loans, subject to step downs based upon our total leverage ratio.

With either the base rate or the eurocurrency rate, the interest rate is reduced by 25 basis points if OSI’s Moody’s Applicable Corporate Rating then most recently published is B1 or higher (the rating was Caa1 at December 31, 2011).

On the last day of each calendar quarter, OSI is required to pay a commitment fee ranging from 0.38% to 0.50% per annum in respect of any unused commitments under the working capital revolving credit facility, which is subject to reduction based upon OSI’s total leverage ratio, and a facility fee of 2.43% in respect of the undrawn portion of the pre-funded revolving credit facility. The fee is based on the applicable rate for eurocurrency rate loans under the pre-funded revolving credit facility plus the cost of investing the cash deposit related to the facility. Fees for the letters of credit range from 2.00% to 2.25%. We are also required to pay certain other agency fees.

Prepayments

OSI is required to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of OSI’s “annual excess cash flow” (with step-downs to 25% and 0% based upon OSI’s rent-adjusted leverage ratio), as defined in the credit agreement and subject to certain exceptions;

•	100% of OSI’s “annual minimum free cash flow,” as defined in the credit agreement, not to exceed $75.0 million for each fiscal year, if OSI’s rent-adjusted leverage ratio exceeds a certain threshold;

•	100% of the net proceeds of certain assets sales and insurance and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any debt incurred, excluding permitted debt issuances.

Additionally, OSI is required, on an annual basis, to (i) first, repay outstanding loans under the pre-funded revolving credit facility and (ii) second, fund the capital expenditure account to the extent amounts on deposit are less than $100.0 million, in both cases with 100% of OSI’s “annual true cash flow,” as defined in the credit agreement.

In addition, commitment reductions of the working capital revolving credit facility and pre-funded revolving credit facility, and voluntary prepayments of the term loans and loans under the working capital revolving credit facility are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to eurocurrency rate loans. Voluntary prepayments of loans under the pre-funded revolving credit facility may only be made with the proceeds of new cash equity contributions unless such loans are to be repaid in full and all commitments thereunder are terminated.

Amortization of Principal

The senior secured credit facilities require scheduled quarterly payments on the term loans equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters following June 14, 2007. These payments are reduced by the application of any prepayments, and any remaining balance will be paid at maturity.

Guarantees and Collateral

The obligations under the senior secured credit facilities are guaranteed by each of OSI’s current and future domestic wholly-owned restricted subsidiaries in its Outback and Carrabba’s concepts, certain non-restaurant subsidiaries and OSI HoldCo and subject to the next succeeding sentence, are secured by a perfected security interest in substantially all of OSI’s assets and the assets of the guarantors, in each case, now owned or later acquired, including a pledge of all of OSI’s capital stock, the capital stock of substantially all of OSI’s domestic wholly-owned subsidiaries and 65% of the capital stock of certain of OSI’s material foreign subsidiaries that are directly owned by OSI, OSI HoldCo or a guarantor. Additionally, the senior secured credit facilities require OSI to provide additional guarantees of the senior secured credit facilities in the future from other domestic wholly-owned restricted subsidiaries if the consolidated EBITDA (as defined in the credit agreement) attributable to OSI’s non-guarantor domestic wholly-owned restricted subsidiaries (taken together as a group) would exceed 10% of OSI’s consolidated EBITDA as determined on a company-wide basis, at which time guarantees would be required from additional domestic wholly-owned restricted subsidiaries in such number that would be sufficient to lower the aggregate consolidated EBITDA of the non-guarantor domestic wholly-owned restricted subsidiaries (taken together as a group) to an amount not in excess of 10% of OSI’s company-wide consolidated EBITDA.

Restrictive Covenants and Other Matters

The senior secured credit facilities require OSI to comply with certain financial covenants, including a quarterly Total Leverage Ratio (“TLR”) test and an annual Minimum Free Cash Flow (“MFCF”) test. The TLR is the ratio of OSI’s Consolidated Total Debt to OSI’s Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization and certain other adjustments as defined in the senior secured credit facilities) and may not exceed 6.00 to 1.00. On an annual basis, if the Rent Adjusted Leverage Ratio (“RALR”), as defined, is greater than or equal to 5.25 to 1.00, OSI’s MFCF cannot be less than $75.0 million. MFCF is calculated as OSI’s Consolidated EBITDA plus decreases in OSI’s Consolidated Working Capital less OSI’s Consolidated Interest Expense, OSI’s Capital Expenditures (except for that funded by OSI’s senior secured pre-funded revolving credit facility), increases in OSI’s Consolidated Working Capital and OSI’s cash paid for taxes. (All of the above capitalized terms are as defined in the credit agreement). In addition, the senior secured credit facilities agreement includes negative covenants that, subject to certain exceptions, limit OSI’s ability and the ability of its restricted subsidiaries, to, among other things:

•	incur liens;

•	make investments and loans;

•	make capital expenditures;

•	incur indebtedness or guarantees;

•	engage in mergers, acquisitions and asset sales;

•	declare dividends, make payments or redeem or repurchase equity interests;

•	alter the business they conduct;

•	engage in certain transactions with affiliates;

•	enter into agreements limiting subsidiary distributions; and

•	prepay, redeem or purchase certain indebtedness.

The senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

This summary describes the material provisions of the senior secured credit facilities, but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the senior secured credit facilities, which has been included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Senior Notes

General

On June 14, 2007, OSI and OSI Co-Issuer, Inc. (“Co-Issuer”), as co-issuers, issued the Senior Notes in an original aggregate principal amount of $550.0 million under an indenture among OSI, Co-Issuer, a third-party trustee and certain guarantors. The principal balance of the Senior Notes outstanding at March 31, 2012 was $248.1 million. The Senior Notes mature on June 15, 2015. Interest is payable semiannually in arrears, at 10% per annum, in cash on each June 15 and December 15. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. The notes are guaranteed, jointly and severally, on an unsecured basis by each of OSI’s and Co-Issuer’s restricted subsidiaries that act as a guarantor under the senior secured credit facilities or other indebtedness of OSI.

The Senior Notes are general, unsecured senior obligations of OSI, Co-Issuer and the guarantors and are equal in right of payment to all existing and future senior indebtedness, including the senior secured credit facility. The Senior Notes are effectively subordinated to all of OSI’s, Co-Issuer’s and the guarantors’ secured indebtedness, including the senior secured credit facility, to the extent of the value of the assets securing such indebtedness. The Senior Notes are senior in right of payment to all of OSI’s, Co-Issuer’s and the guarantors’ existing and future subordinated indebtedness.

Covenants

The indenture governing the outstanding Senior Notes contains a number of covenants that, among other things and subject to certain exceptions, restrict OSI’s ability and the ability of its restricted subsidiaries to:

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or any subordinated indebtedness;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or issue certain types of capital stock;

•	incur certain liens;

•	consolidate, merge or transfer all or substantially all of OSI’s assets and the assets of the guarantors;

•	engage in transactions with affiliates;

•	prepay, redeem or purchase certain indebtedness;

•	enter into agreements restricting the restricted subsidiaries’ ability to pay dividends; and

•	guarantee indebtedness of OSI.

The indenture also prohibits Co-Issuer from holding any material assets, becoming liable for any material obligation, engaging in any material trade or business or conducting any material business activity, subject to certain limited exceptions.

Optional Redemption

OSI and Co-Issuer may redeem the outstanding Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

Year	Percentage
2011	105.0%
2012	102.5%
2013 and thereafter	100.0%

If OSI experiences certain kinds of changes in control, OSI and Co-Issuer must offer to purchase the outstanding Senior Notes at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sales

If OSI or its restricted subsidiaries engage in certain asset sales, OSI or the restricted subsidiary generally must either invest the net cash proceeds from such sales in its business within a specified period of time or prepay certain debt (which may include open market purchases of the notes or offers to purchase the notes). If net proceeds not invested or applied in accordance with the foregoing exceed $40.0 million, OSI must make an offer to purchase a principal amount of the outstanding Senior Notes equal to those excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding Senior Notes will be 100% of their principal amount, plus accrued and unpaid interest.

This summary describes the material provisions of the Senior Notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these Senior Notes, which has been included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

2012 CMBS Loan

General

The 2012 CMBS Loan is in the amount of $500.0 million and consists of:

•	a $324.8 million first mortgage loan to New Private Restaurant Properties, LLC (“New PRP”);

•	an $87.6 million first mezzanine loan to the parent of New PRP, New PRP Mezz 1, LLC (“New PRP 1”); and

•	an $87.6 million second mezzanine loan to the parent of New PRP 1, New PRP Mezz 2, LLC (“New PRP 2”).

Each of the loans comprising the 2012 CMBS Loan has a scheduled maturity date of April 10, 2017. The proceeds from the 2012 CMBS Loan, together with the proceeds from the Sale-Leaseback Transaction and excess cash, were used to repay our existing CMBS Loan.

Concurrently with the funding of the first mortgage loan, the originating lenders sold it to an affiliate of one of the lenders, who in turn transferred it into a securitization trust. The sale of the interests in such trust closed concurrently with, and were the source of, the funding of the first mortgage loan. In connection with the origination of the first and second mezzanine loans, the originating lenders syndicated all of their respective interests in the first and second mezzanine loans to third-party investors.

Interest Rate

The first mortgage loan has five fixed-rate components and a floating rate component, with original principal amounts and component interest rates as follows:

Mortgage Loan Component	Initial Principal Balance	Rate Description	Component Interest Rate
A-1	$41,316,000	Fixed	2.3666%
A-2-FX	$143,464,000	Fixed	3.3756%
A-2-FL	$48,720,000	Floating	LIBOR plus 2.3736	%(1)
B	$29,300,000	Fixed	4.8536%
C	$26,100,000	Fixed	5.8336%
D	$35,900,000	Fixed	6.8096%

(1)	In no event will LIBOR be less than 1% per annum.

In connection with the 2012 CMBS Loan, New PRP entered into an interest rate cap (the “Rate Cap”) as a method to limit the volatility of the floating rate component of the first mortgage loan. Under the Rate Cap, if the 30-day LIBOR market rate exceeds 7% per annum, the counterparty must pay to New PRP such excess on the notional amount of the floating rate component. The Rate Cap has a term of approximately two years from the closing of the 2012 CMBS Loan. Upon the expiration or termination of the Rate Cap or the downgrade of the credit ratings of the counterparty under the Rate Cap below specified thresholds, New PRP is required to replace the Rate Cap with a replacement interest rate cap in a notional amount equal to the outstanding principal balance (if any) of the floating rate component.

The first mezzanine loan bears interest at a fixed rate of 9% per annum.

The second mezzanine loan bears interest at a fixed rate of 11.25% per annum.

Payments of Principal and Interest

On a monthly basis, each of New PRP, New PRP 1 and New PRP 2 will pay with respect to its loan an amount equal to accrued interest plus principal based on a 25 year amortization schedule; provided that they will pay accrued interest only on the first payment date of April 10, 2012. Scheduled monthly principal payments under the mortgage loan will generally be applied in sequential order (in other words, first to Component A-1, then Components A-2-FX and A-2-FL, then Component B, then Component C and then Component D), as a consequence of which, as the lower-interest rate components are repaid over the course of the term, New PRP’s blended interest rate on the mortgage loan will rise.

Prepayments; Defeasance; Release of Collateral

New PRP will be permitted to prepay the floating rate component of the first mortgage loan, in whole or in part, at any time, subject to the satisfaction of certain conditions. With respect to any prepayment made prior to April 10, 2013 that is not made in connection with the release of a property, New PRP must pay a prepayment premium in an amount equal to 1.0% of the amount prepaid.

Except as described above with respect to the mortgage borrower’s right to prepay the floating rate component, none of the borrowers under the mortgage or mezzanine loans will be permitted to voluntarily prepay its respective loan in whole or in part prior to January 10, 2017. At any time on and after that date, each borrower will be permitted to prepay (in whole but not in part) its loan (plus accrued interest through the next payment date) without payment of any yield maintenance premium, prepayment premium or other prepayment penalty or fee, subject to the satisfaction of certain conditions, including that the first mezzanine loan may not be prepaid unless the first mortgage loan has been or is then being prepaid in full and the second mezzanine loan may not be prepaid unless the first mortgage loan and first mezzanine loan have been or are then being prepaid in full.

In connection with the release of a property, new PRP may defease all or any portion of the fixed-rate components of the mortgage loan, subject to the satisfaction of certain conditions, including that the floating rate component has been paid in full and that a pro rata portion of each mezzanine loan is being concurrently defeased. Components of the mortgage loan will be defeased in sequential order (in other words, first the A-1 Component, then the A-2- Component, and so on through the D Component). Each mezzanine borrower may defease its mezzanine loan, in whole or in part, subject to the satisfaction of certain conditions, including that a pro rata portion of the mortgage loan and the other mezzanine loan are being concurrently defeased.

New PRP will be required to prepay the first mortgage loan in connection with certain casualties and condemnations. No yield maintenance premium, prepayment premium or other prepayment penalty or fee will be due in connection with any such involuntary prepayment.

New PRP has the right to obtain the release of properties from the lien securing the first mortgage loan, and New PRP 1 and New PRP 2 may cause New PRP to effect such release, upon the defeasance of the first mortgage loan (or, if the floating rate component is still outstanding, the prepayment of that component) and if the floating rate component has been fully repaid, the defeasance of the mezzanine loans in the amounts required in the applicable loan agreement and the satisfaction of certain other conditions.

Guarantees and Collateral

The first mortgage loan is secured by mortgages on 261 restaurant properties owned by New PRP. Subject to certain limited exceptions, recourse on the first mortgage loan is limited to New PRP’s interest in such properties, the master lease with Private Restaurant Master Lessee LLC (“Master Lessee”), as described below, and the guaranty of the tenant’s obligations under such master lease issued by OSI.

The first mezzanine loan is secured by 100% of New PRP 1’s ownership interests in New PRP, The second mezzanine loan is secured by 100% of New PRP 2’s ownership interests in New PRP 1. Subject to certain limited exceptions, recourse on each such loan is limited to its respective collateral.

OSI HoldCo I, Inc. has guaranteed to the lender under each loan the recourse obligations of its respective borrower.

Restrictive Covenants and Other Matters

New PRP’s sole purpose is to own and lease all its real property to Master Lessee, and New PRP is generally not permitted to acquire additional assets or properties under the 2012 CMBS Loan.

The first mortgage loan includes negative covenants that, subject to certain exceptions, limit New PRP’s ability to, among other things:

•	incur debt;

•	incur liens;

•	partition any restaurant property;

•	transfer any restaurant property;

•	file for bankruptcy;

•	incur material liability under ERISA;

•	modify reciprocal easement agreements;

•	take actions relating to zoning reclassification of any restaurant property;

•	change its principal place of business; and

•	cancel, forgive or release any material claim or debt owed to it.

In addition, the mortgage loan requires that, subsequent to certain initial public offerings of indirect parent entities of the mortgage loan borrower (the “IPO Entity”), such as this offering, either (i) our Sponsors, our Founders and the management stockholders or other permitted holders (collectively, “Permitted Holders”), own no less than 51% of the voting stock of the IPO Entity, and have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors of the IPO Entity, or (ii) both of the following criteria are satisfied: (a) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, other than Permitted Holders, is the owner of more than the greater of (1) 35% of the shares outstanding of the IPO Entity, and (2) the percentage of the then outstanding voting stock of the IPO Entity owned by the Permitted Holders, and (b) a majority of the board of directors of the IPO Entity consist of the directors of HoldCo on the closing date of the mortgage loan, and each other director of OSI HoldCo if such other director’s nomination for election to the board of directors of OSI HoldCo is recommended by a majority of the then continuing directors or such other director receives the vote of one or more of the Permitted Holders in his or her election by the stockholders of OSI HoldCo. For purposes of the mortgage loan, management stockholders means members of management of OSI or its subsidiaries (excluding the Founders) who are both (i) actively involved in the management of OSI or its subsidiaries and (ii) investors in OSI HoldCo or any direct or indirect parent thereof.

The mezzanine loans contain similar negative covenants.

The first mortgage loan and mezzanine loans contain certain customary representations and warranties, affirmative covenants and events of default. Also, the first mezzanine loan is cross-defaulted to the mortgage loan and the second mezzanine loan is cross-defaulted to the first mezzanine loan and the first mortgage loan. In addition, all of the loans are cross-defaulted to the above-described lease with Master Lessee. If an event of default under one or more loans occurs, the applicable lender(s) will be entitled to take various actions, including the acceleration of amounts due under the applicable loan.

This summary describes the material provisions of each of the loan documents for the 2012 CMBS Loan, but may not contain all of the information that is important to you. We urge you to read the 2012 CMBS loan documents, which have been included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Notes Payable

As of March 31, 2012, OSI had approximately $8.6 million of notes payable at interest rates ranging from 0.76% to 7.00%. These notes have been primarily issued for buyouts of managing and operating partner interests in the cash flows of their restaurants and generally are payable over two to five years.

Debt Guarantee

OSI is the guarantor of an uncollateralized line of credit that permits borrowing of up to $24.5 million for its joint venture partner, RY-8, in the development of Roy’s restaurants. The line of credit originally expired in December 2004 and was amended for a fourth time on April 1, 2009 to a revised termination date of April 15, 2013. According to the credit agreement, RY-8 may borrow, repay, re-borrow or prepay advances at any time before the termination date of the agreement. On the termination date of the agreement, the entire outstanding principal amount of the loan then outstanding and any accrued interest will be due. At March 31, 2012, the outstanding balance on the line of credit was $24.5 million.

RY-8’s obligations under the line of credit are unconditionally guaranteed by OSI and Roy’s Holdings, Inc., RY-8’s parent company (“RHI”). If an event of default occurs, as defined in the agreement, the total outstanding balance, including any accrued interest, is immediately due from the guarantors. At March 31, 2012, $24.5 million of the $150.0 million working capital revolving credit facility was committed for the issuance of a letter of credit for this guarantee.

If an event of default occurs and RY-8 is unable to pay the outstanding balance owed, OSI would, as one of the two guarantors, be liable for this balance. However, in conjunction with the credit agreement, RY-8 and RHI have entered into an Indemnity Agreement and a pledge of interest and security agreement in OSI’s favor. These agreements provide that if OSI is required to perform under its obligation as guarantor pursuant to the credit agreement, then RY-8 and RHI will indemnify OSI against all losses, claims, damages or liabilities which arise out of or are based upon OSI’s guarantee of the credit agreement. RY-8’s and RHI’s obligations under these agreements are collateralized by a first priority lien upon and a continuing security interest in any and all of RY-8’s interests in the joint venture.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at May 15, 2012 for:

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bloomin’ Brands, Inc., 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

The percentage of common stock beneficially owned by each person before the offering is based on 106,770,725 shares of common stock outstanding as of May 15, 2012, and the percentage beneficially owned after the offering is based on                  shares of common stock expected to be outstanding following this offering after giving effect to the                  shares of common stock offered hereby. See “Description of Capital Stock.” Shares of common stock that may be acquired within 60 days following May 15, 2012 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table.

Upon the completion of this offering, investment funds affiliated with our Sponsors will own, in the aggregate, approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock. As a result, we intend to be a “controlled company” within the meaning of the corporate governance rules of Nasdaq.

	Shares Owned before the Offering			Shares Owned after the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares to be Sold in the Offering	Number of Additional Shares to be Sold at Underwriters Option	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Beneficial owners of 5% or more of our common stock:
Bain Capital and related funds (1)	70,075,000	65.63%
Catterton and related funds (2)	14,500,000	13.58%
Directors and Named Executive Officers:
Andrew B. Balson (3)	—	—
Robert D. Basham (4)	8,604,652	8.06%
David P. Berg (5)	—	—
Jody L. Bilney (6)	130,875	*
J. Michael Chu (2)(7)	14,500,000	13.58%
David J. Deno	—	—
Joseph J. Kadow (8)	580,462	*
Philip Loughlin (3)	—	—
John M. Mahoney	—	—
Dirk A. Montgomery (9)	541,608	*
Mark Nunnelly (3)	—	—
Elizabeth A. Smith (10)	1,850,000	1.70%
Chris T. Sullivan (11)	5,929,331	5.55%
All directors and executive officers as a group	18,816,860	17.15%
Other Selling Stockholders:

*	Indicates less than one percent of common stock.
(1)	The shares included in the table consist of: (i) 54,006,582 shares of common stock held by Bain Capital (OSI) IX, L.P., whose managing partner is Bain Capital Investors, LLC (“BCI”); (ii) 15,295,203 shares of common stock held by Bain Capital (OSI) IX Coinvestment, L.P., whose managing partner is BCI; (iii) 637,456 shares of common stock held by Bain Capital Integral 2006, LLC, whose administrative member is BCI; (iv) 126,959 shares of common stock held by BCIP TCV, LLC, whose administrative member is BCI; and (v) 8,800 shares of common stock held by BCIP Associates—G, whose managing general partner is BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital (OSI) IX, L.P., Bain Capital (OSI) IX Coinvestment, L.P., Bain Capital Integral Investors 2006, LLC, BCIP TCV, LLC and BCIP Associates-G (collectively, the “Bain Capital Entities”). Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Jon Kilgallon, Lew Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)	Represents shares held of record by Catterton Partners VI -Kangaroo, L.P. (“Catterton Partners VI”), a Delaware limited partnership, and Catterton Partners VI—Kangaroo Coinvest, L.P. (“Catterton Partners VI, Coinvest”), a Delaware limited partnership. Catterton Managing Partner VI, L.L.C. (“Catterton Managing Partner VI”), a Delaware limited liability company, is the general partner of Catterton Partners VI and Catterton Partners VI, Coinvest. CP6 Management, L.L.C. (“CP6 Management,” and together with Catterton Partners VI, Catterton Partners VI, Coinvest, and Catterton Managing Partner VI collectively, “Catterton Partners and Related Funds”), a Delaware limited liability company, is the managing member of Catterton Managing Partner VI and as such exercises voting and dispositive control over the shares held of record by Catterton Partners VI and Catterton Partners VI, Coinvest. The management of CP6 Management is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton Partners and Related Funds. Mr. Chu and Mr. Dahnke both disclaim beneficial ownership of any of the shares held of record and beneficially owned by Catterton Partners and Related Funds.
(3)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Balson, Loughlin and Nunnelly is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Each of Messrs. Balson, Loughlin and Nunnelly disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Balson, Loughlin and Nunnelly is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(4)	Shares owned by RDB Equities, Limited Partnership, an investment partnership (“RDBLP”). Mr. Basham is a limited partner of RDBLP and the sole member of RDB Equities, LLC, the sole general partner of RDBLP.
(5)	Does not include 250,000 shares subject to stock options that are not exercisable within 60 days of May 15, 2012 by Mr. Berg.
(6)	Includes 20,575 shares of restricted stock that vest on June 14, 2012. Also includes 28,000 shares subject to stock options that Ms. Bilney has the right to acquire within 60 days of May 15, 2012 at an exercise price of $6.50 per share. Does not include 212,800 shares subject to stock options that are not exercisable within 60 days of May 15, 2012.
(7)	The management of CP6 Management is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton Partners and Related Funds. Mr. Chu disclaims beneficial ownership of any shares held of record and beneficially owned by Catterton Partners and Related Funds. The business address of Mr. Chu is c/o Catterton Partners, 599 West Putnam Avenue, Greenwich, Connecticut 06830.
(8)	Includes 271,837 shares subject to stock options that Mr. Kadow has the right to acquire within 60 days of May 15, 2012 at an exercise price of $6.50 per share. Does not include 182,223 shares subject to stock options that are not exercisable within 60 days of May 15, 2012.
(9)	Includes 82,300 shares of restricted stock that vest on June 14, 2012. Also includes 130,108 shares subject to stock options that Mr. Montgomery has the right to acquire within 60 days of May 15, 2012 at an exercise price of $6.50 per share. Does not include 22,963 shares subject to stock options that are not exercisable within 60 days of May 15, 2012.
(10)	Includes 1,850,000 shares subject to stock options that Ms. Smith has the right to acquire within 60 days of May 15, 2012 at an exercise price of $6.50 per share. Does not include up to 3,050,000 shares subject to stock options that are not exercisable within 60 days of May 15, 2012.
(11)	Includes 5,317,916 shares owned by CTS Equities, Limited Partnership, an investment partnership (“CTSLP”). Mr. Sullivan is a limited partner of CTSLP and the sole member of CTS Equities, LLC, the sole general partner of CTSLP. Also includes 611,415 shares held by a charitable foundation for which Mr. Sullivan serves as trustee.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our certificate of incorporation will be amended and restated to provide for authorized capital stock of 475,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of undesignated preferred stock. As of May 15, 2012, we had outstanding 106,770,725 shares of common stock held by 95 stockholders of record, and we had outstanding options to purchase 11,794,250 shares of common stock, which options were exercisable at a weighted average exercise price of $7.53 per share.

After giving effect to this offering, we will have                  shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless that takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals, and supermajority vote requirements for amendments to our certificate of incorporation and bylaws.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will not have cumulative voting rights.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock will be neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing. We intend to apply to have our shares of common stock listed on Nasdaq under the symbol “BLMN.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless that takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. In addition, because our board will be classified, under Delaware General Corporation Law, directors may only be removed for cause. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have nine members.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with our Sponsors cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that the company would have if there were no vacancies or, until the date that investment funds affiliated with our Sponsors cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in accordance with our bylaws, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation and bylaws will provide that the affirmative vote of holders of at least 75% of the total votes entitled to vote in the election of directors will be required to amend, alter, change or repeal our bylaws and specified provisions of our certificate of incorporation once investment funds affiliated with our Sponsors cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations With Interested Stockholders. We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsors and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

Our certificate of incorporation will provide that we renounce any interest or expectancy of the company in the business opportunities of our Sponsors and of their officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the company in his or her capacity as a director or officer of the company.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 . Its telephone number is     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability for future sale of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have                  shares of common stock outstanding. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act. In general, affiliates include our executive officers, directors, and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

Upon completion of this offering,                  shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 and Rule 701 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus; and

•

                 shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

If any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, persons who have beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, each of our employees, officers, directors, consultants or advisors who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock for 180 days after the date of this prospectus without first obtaining the written consent of each of the representatives of the underwriters, subject to a possible extension beyond the end of such 180-day period. See “Underwriting” for a description of these lock-up agreements.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares will be freely tradable in the public market. We have granted options to purchase                  shares of our common stock that will vest and will be exercisable upon the completion of this offering. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of                  shares of our common stock will be entitled to the registration rights described under “Related Party Transactions—Arrangements With Our Investors.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL INCOME AND ESTATE

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (i) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay regular dividends on our common stock. If we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below in “—Additional Withholding and Information Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below in “—Additional Withholding and Information Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Information Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our common stock, unless such persons comply with a complicated U.S. information reporting, disclosure and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to certain payments, including dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2014.

Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not yet been finalized and the exact scope of these rules remains unclear and potentially subject to material changes. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions.

Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above in “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Medicare Contributions Tax

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates and trusts that are U.S. Holders. The tax is expressly not imposed on nonresident aliens; however, estates and trusts that are not U.S. Holders are not expressly exempted from the tax. Therefore, non-U.S. Holders of our common shares should consult their tax advisors regarding application of this Medicare contribution tax in their particular situations.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
The Williams Capital Group, L.P.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are associated with us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors, the selling stockholders and our other existing security holders have agreed, subject to certain exceptions, not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock;

•	sell any option or contract to purchase any of our common stock;

•	purchase any option or contract to sell any of our common stock;

•	grant any option, right or warrant for the sale of any of our common stock;

•	lend or otherwise dispose of or transfer any of our common stock;

•	request or demand that we file a registration statement related to our common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “BLMN.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making and brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of those services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. acted as initial purchasers in connection with the offering of our Senior Notes. In addition, affiliates of certain underwriters act in various capacities under our senior credit facility. Bank of America, N.A., an affiliate of, Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as syndication agent and Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., acts as administrative agent, pre-funded revolving credit facility deposit bank, swing line lender and a letter of credit issuer. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC also act as lenders under our senior credit facility. In addition, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, and German American Capital Corporation, an affiliate of Deutsche Bank Securities Inc., co-originated our 2012 CMBS Loan. Banc of America Merrill Lynch Large Loan Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acted as depositor in connection with the securitization of the mortgage loan portion of the 2012 CMBS Loan. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. also acted as co-lead manager, bookrunner and placement agent, and JP Morgan Securities LLC acted as co-manager and placement agent for the 2012 CMBS Loan. Bank of America, N.A., is also acting as servicer for the 2012 CMBS Loan.

The underwriters may have ongoing relationships with, render services to, and engage in transactions with us and our affiliates, which relationships and transactions may create conflicts of interest between the underwriters, on the one hand, and the investors in this offering, on the other hand. For example, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. acted as the placement agents for the mezzanine portion of the 2012 CMBS Loans, and may have ongoing relationships with these lenders. The underwriters also assisted us in arranging the Sale-Leaseback Transaction. These restaurant properties do not secure the 2012 CMBS Loan but include restaurants of the same brand and/or concept as those that do secure the 2012 CMBS Loan. In light of such activities and the ongoing relationships of the underwriters with us, for purposes of your assessment of potential conflicts of interest involving the underwriters as it relates to their placement of these securities, you should assume that the underwriters will be, or would like to become, involved as arrangers, placement agents, underwriters or in other roles in other transactions for such parties.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or person and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (i) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (ii) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in

Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss

Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Baker & Hostetler LLP, Cleveland, Ohio, has passed upon the validity of the common stock offered hereby on our behalf. The underwriters are being represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PGS Consultoria e Serviços Ltda. at December 31, 2010, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Terco Auditores Independentes S.S., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of

Bloomin’ Brands, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows present fairly, in all material respects, the financial position of Bloomin’ Brands, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements and the financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and the financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and the financial statement schedule, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Tampa, Florida

April 6, 2012

BLOOMIN’ BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31,
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$482,084	$365,536
Current portion of restricted cash	20,640	8,145
Inventories	69,223	58,974
Deferred income tax assets	31,959	26,418
Other current assets, net	104,373	71,820

Total current assets	708,279	530,893
Restricted cash	3,641	19,527
Property, fixtures and equipment, net	1,635,898	1,673,281
Investments in and advances to unconsolidated affiliates, net	35,033	31,673
Goodwill	268,772	269,901
Intangible assets, net	566,148	572,066
Other assets, net	136,165	146,070

Total assets	$3,353,936	$3,243,411

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$97,393	$78,254
Accrued and other current liabilities	211,486	194,431
Current portion of partner deposits and accrued partner obligations	15,044	14,001
Unearned revenue	299,596	269,058
Current portion of long-term debt	332,905	95,284

Total current liabilities	956,424	651,028
Partner deposits and accrued partner obligations	98,681	109,906
Deferred rent	70,135	57,743
Deferred income tax liabilities	193,262	187,843
Long-term debt, net	1,751,885	2,051,740
Guaranteed debt	24,500	24,500
Other long-term liabilities, net	218,752	216,562

Total liabilities	3,313,639	3,299,322

Commitments and contingencies (see Note 16)
Shareholders’ Equity (Deficit)
Bloomin’ Brands, Inc. Shareholders’ Equity (Deficit)
Common stock, $.01 par value, 120,000,000 shares authorized; 106,573,193 shares issued and outstanding at December 31, 2011; and 120,000,000 shares authorized; 106,573,193 shares issued and outstanding at December 31, 2010	1,066	1,066
Additional paid-in capital	874,753	871,963
Accumulated deficit	(822,625)	(922,630)
Accumulated other comprehensive loss	(22,344)	(19,633)

Total Bloomin’ Brands, Inc. shareholders’ equity (deficit)	30,850	(69,234)
Noncontrolling interests	9,447	13,323

Total shareholders’ equity (deficit)	40,297	(55,911)

Total liabilities and shareholders’ equity (deficit)	$3,353,936	$3,243,411

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

	Years Ended December 31,
	2011	2010	2009
Revenues
Restaurant sales	$3,803,252	$3,594,681	$3,573,760
Other revenues	38,012	33,606	27,896

Total revenues	3,841,264	3,628,287	3,601,656

Costs and expenses
Cost of sales	1,226,098	1,152,028	1,184,074
Labor and other related	1,094,117	1,034,393	1,024,063
Other restaurant operating	890,004	864,183	849,696
Depreciation and amortization	153,689	156,267	186,074
General and administrative	291,124	252,793	252,298
Recovery of note receivable from affiliated entity	(33,150)	—	—
Loss on contingent debt guarantee	—	—	24,500
Goodwill impairment	—	—	58,149
Provision for impaired assets and restaurant closings	14,039	5,204	134,285
Income from operations of unconsolidated affiliates	(8,109)	(5,492)	(2,196)

Total costs and expenses	3,627,812	3,459,376	3,710,943

Income (loss) from operations	213,452	168,911	(109,287)
Gain on extinguishment of debt	—	—	158,061
Other income (expense), net	830	2,993	(199)
Interest expense, net	(83,387)	(91,428)	(115,880)

Income (loss) before provision (benefit) for income taxes	130,895	80,476	(67,305)
Provision (benefit) for income taxes	21,716	21,300	(2,462)

Net income (loss)	109,179	59,176	(64,843)
Less: net income (loss) attributable to noncontrolling interests	9,174	6,208	(380)

Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	$52,968	$(64,463)

Net income (loss) per common share:
Basic	$0.94	$0.50	$(0.62)

Diluted	$0.94	$0.50	$(0.62)

Weighted average common shares outstanding:
Basic	106,224	105,968	104,442

Diluted	106,689	105,968	104,442

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(In Thousands)

	Bloomin’ Brands, Inc.
	Common Stock	Common Stock Amount	Additional Paid-in Capital	Accum- ulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, December 31, 2008	106,573	$1,066	$857,088	$(917,213)	$(34,462)	$26,707	$(66,814)
Net loss	—	—	—	(64,463)	—	(380)	(64,843)
Foreign currency translation adjustment	—	—	—	—	10,273	(19)	10,254

Total comprehensive loss	—	—	—	—	—	(399)	(54,589)
Stock-based compensation	—	—	15,503	—	—	—	15,503
Issuance of notes receivable due from shareholders	—	—	(3,389)	—	—	—	(3,389)
Distributions to noncontrolling interests	—	—	—	—	—	(9,083)	(9,083)
Contributions from noncontrolling interests	—	—	—	—	—	1,747	1,747

Balance, December 31, 2009	106,573	$1,066	$869,202	$(981,676)	$(24,189)	$18,972	$(116,625)

Net income	—	—	—	52,968	—	6,208	59,176
Foreign currency translation adjustment	—	—	—	—	4,556	—	4,556

Total comprehensive income	—	—	—	—	—	6,208	63,732
Cumulative effect from adoption of variable interest entity guidance	—	—	—	6,078	—	(386)	5,692
Stock-based compensation	—	—	3,411	—	—	—	3,411
Issuance of notes receivable due from shareholders	—	—	(747)	—	—	—	(747)
Repayments of notes receivable due from shareholders	—	—	97	—	—	—	97
Distributions to noncontrolling interests	—	—	—	—	—	(11,596)	(11,596)
Contributions from noncontrolling interests	—	—	—	—	—	125	125

Balance, December 31, 2010	106,573	$1,066	$871,963	$(922,630)	$(19,633)	$13,323	$(55,911)

Net income	—	—	—	100,005	—	9,174	109,179
Foreign currency translation adjustment	—	—	—	—	(2,711)	—	(2,711)

Total comprehensive income	—	—	—	—	—	9,174	106,468
Stock-based compensation	—	—	3,907	—	—	—	3,907
Issuance of notes receivable due from shareholders	—	—	(1,082)	—	—	—	(1,082)
Repayments of notes receivable due from shareholders	—	—	3	—	—	—	3
Distributions to noncontrolling interests	—	—	(38)	—	—	(13,472)	(13,510)
Contributions from noncontrolling interests	—	—	—	—	—	422	422

Balance, December 31, 2011	106,573	$1,066	$874,753	$(822,625)	$(22,344)	$9,447	$40,297

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flows provided by operating activities:
Net income (loss)	$109,179	$59,176	$(64,843)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	153,689	156,267	186,074
Amortization of deferred financing fees	12,297	13,435	14,315
Amortization of capitalized gift card sales commissions	18,058	15,046	10,884
Goodwill impairment	—	—	58,149
Provision for impaired assets and restaurant closings	14,039	5,204	134,285
Accretion on debt discounts	663	616	566
Stock-based and other non-cash compensation expense	39,228	39,512	47,604
Income from operations of unconsolidated affiliates	(8,109)	(5,492)	(2,196)
Change in deferred income taxes	(189)	5,149	(15,145)
Loss on disposal of property, fixtures and equipment	1,987	4,050	5,575
Unrealized loss (gain) on derivative financial instruments	723	(18,267)	(6,998)
Gain on life insurance and restricted cash investments	(126)	(2,821)	(8,550)
Loss on contingent debt guarantee	—	—	24,500
Gain on extinguishment of debt	—	—	(158,061)
Loss (gain) on disposal of business	4,331	—	(2,491)
Provision for bad debt expense	117	768	1,870
Recovery of note receivable from affiliated entity	(33,150)	—	—
Change in assets and liabilities:
(Increase) decrease in inventories	(10,525)	(2,599)	27,471
Increase in other current assets	(59,570)	(13,891)	(11,409)
Decrease in other assets	8,209	10,721	8,305
Decrease in accrued interest payable	(27)	(181)	(2,227)
Increase (decrease) in accounts payable and accrued and other current liabilities	32,179	(28,420)	(66,175)
Increase in deferred rent	12,510	10,677	14,193
Increase in unearned revenue	30,623	31,964	24,847
Decrease in other long-term liabilities	(3,686)	(5,760)	(25,006)

Net cash provided by operating activities	322,450	275,154	195,537

Cash flows used in investing activities:
Purchases of Company-owned life insurance	(2,027)	(2,405)	(6,571)
Proceeds from sale of Company-owned life insurance	2,638	6,411	16,886
Proceeds from sale of property, fixtures and equipment	1,190	462	3,070
De-consolidation of subsidiary	—	(4,398)	—
Acquisition of business	—	—	(450)
Proceeds from sale of a business	10,119	—	1,653
Capital expenditures	(120,906)	(60,476)	(57,528)
Restricted cash received for capital expenditures, property taxes and certain deferred compensation plans	86,579	18,545	27,386

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Thousands)

	Years Ended December 31,
	2011	2010	2009
Restricted cash used to fund capital expenditures, property taxes and certain deferred compensation plans	(83,148)	(29,860)	(23,782)
Royalty termination fee	(8,547)	—	—
Payments from unconsolidated affiliates	960	—	165

Net cash used in investing activities	(113,142)	(71,721)	(39,171)

Cash flows used in financing activities:
Repayments of long-term debt	(25,189)	(140,853)	(24,506)
Proceeds from borrowings on revolving credit facilities	33,000	61,000	23,700
Repayments of borrowings on revolving credit facilities	(78,072)	(55,928)	(12,700)
Collection of note receivable from affiliated entity	33,300	—	—
Extinguishment of senior notes	—	—	(75,967)
Deferred financing fees	(2,222)	(1,391)	(183)
Purchase of note related to guaranteed debt of affiliated entity	—	—	(33,283)
Contributions from noncontrolling interests	422	125	1,747
Distributions to noncontrolling interests	(13,510)	(11,596)	(9,083)
Repayments of partner deposits and accrued partner obligations	(37,286)	(20,936)	(7,124)
Receipts of partner deposits and other contributions	1,336	2,914	3,391
Issuance of notes receivable due from shareholders	(1,082)	(747)	(3,389)
Repayments of notes receivable due from shareholders	3	97	—

Net cash used in financing activities	(89,300)	(167,315)	(137,397)

Effect of exchange rate changes on cash and cash equivalents	(3,460)	(1,539)	870

Net increase in cash and cash equivalents	116,548	34,579	19,839
Cash and cash equivalents at the beginning of the period	365,536	330,957	311,118

Cash and cash equivalents at the end of the period	$482,084	$365,536	$330,957

Supplemental disclosures of cash flow information:
Cash paid for interest	$72,099	$96,718	$109,023
Cash paid for income taxes, net of refunds	27,699	10,779	21,342
Supplemental disclosures of non-cash investing and financing activities:
Conversion of partner deposits and accrued partner obligations to notes payable	$5,764	$5,685	$1,204
Decrease in guaranteed debt	—	—	(24,500)
Acquisitions of property, fixtures and equipment through accounts payable or capital lease liabilities	8,683	2,506	5,021

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Bloomin’ Brands, Inc. (“Bloomin’ Brands” or the “Company”), formerly known as Kangaroo Holdings, Inc. was formed by an investor group comprised of funds advised by Bain Capital Partners, LLC (“Bain Capital”), Catterton Management Company, LLC (“Catterton”), Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon (the “Founders”) and certain members of our management. On June 14, 2007, Bloomin’ Brands acquired OSI Restaurant Partners, Inc. by means of a merger and related transactions (the “Merger”). At the time of the Merger, OSI Restaurant Partners, Inc. was converted into a Delaware limited liability company named OSI Restaurant Partners, LLC (“OSI”). In connection with the Merger, Bloomin’ Brands implemented a new ownership and financing arrangement for some of our restaurant properties, pursuant to which Private Restaurant Properties, LLC (“PRP”), a wholly-owned subsidiary of Bloomin’ Brands, acquired 343 restaurant properties from OSI and leased them back to subsidiaries of OSI. OSI remains our primary operating entity and a wholly-owned subsidiary of Bloomin’ Brands continues to lease certain of our owned restaurant properties to OSI’s subsidiaries.

The total purchase price for the Merger was approximately $3.1 billion, and it was financed by borrowings under senior secured credit facilities and a commercial mortgage-backed securities loan (see Note 11), proceeds from the issuance of senior notes (see Note 11), an investment made by Bain Capital and Catterton, rollover equity from the Founders and investments made by certain members of management.

The Company owns and operates casual, upscale casual and fine dining restaurants primarily in the United States. The Company’s restaurant portfolio has five concepts: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s. Additional Outback Steakhouse, Carrabba’s Italian Grill and Bonefish Grill restaurants in which the Company has no direct investment are operated under franchise agreements.

In the opinion of the Company, all adjustments necessary for the fair presentation of the Company’s results of operations, financial position and cash flows for the periods presented have been included.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company’s consolidated financial statements include the accounts and operations of Bloomin’ Brands, Inc. and its wholly-owned subsidiaries, including OSI and PRP. All intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates variable interest entities in which the Company is deemed to have a controlling financial interest as a result of the Company having: (1) the power to direct the activities that most significantly impact the entity’s economic performance and (2) the obligation to absorb the losses or the right to receive the benefits that could potentially be significant to the variable interest entity. If the Company has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the operations of the variable interest entity are included in the consolidated financial statements (see Note 18).

The Company is a franchisor of 161 restaurants as of December 31, 2011, but does not possess any ownership interests in its franchisees and generally does not provide financial support to franchisees in its typical franchise relationship. These franchise relationships are not deemed variable interest entities and are not consolidated.

The equity method of accounting is used for investments in affiliated companies in which the Company is not in control, the Company’s interest is generally between 20% and 50% and the Company has the ability to exercise significant influence over the entity. The Company’s share of earnings or losses of affiliated companies

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounted for under the equity method is recorded in “Income from operations of unconsolidated affiliates” in its Consolidated Statements of Operations. Through a joint venture arrangement with PGS Participacoes Ltda., the Company holds a 50% ownership interest in PGS Consultoria e Serviços Ltda. (the “Brazilian Joint Venture”). The Brazilian Joint Venture was formed in 1998 for the purpose of operating Outback Steakhouse franchise restaurants in Brazil. The Company accounts for the Brazilian Joint Venture under the equity method of accounting (see Note 17).

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Cash and Cash Equivalents

Cash equivalents consist of investments that are readily convertible to cash with an original maturity date of three months or less. Cash and cash equivalents include $44.3 million and $31.5 million as of December 31, 2011 and 2010, respectively, for amounts in transit from credit card companies since settlement is reasonably assured.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and restricted cash. The Company attempts to limit its credit risk by utilizing outside investment managers with major financial institutions that, in turn, invest in United States treasury security funds, certificates of deposit, money market funds, noninterest-bearing accounts and other highly rated investments and marketable securities. At times, cash balances may be in excess of FDIC insurance limits.

Financial Instruments

Disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Balance Sheets, is required for those instruments for which it is practical to estimate that value. Fair value is a market-based measurement.

The Company’s non-derivative financial instruments at December 31, 2011 and 2010 consist of cash equivalents, restricted cash, accounts receivable, accounts payable and current and long-term debt. The fair values of cash equivalents, accounts receivable and accounts payable approximate their carrying amounts reported in the Consolidated Balance Sheets due to their short duration. The carrying amounts of restricted cash, PRP’s commercial mortgage-backed securities loan and OSI’s other notes payable, sale-leaseback obligations and guaranteed debt approximate fair value. The fair value of OSI’s senior secured credit facilities and senior notes is determined based on quoted market prices. The following table includes the carrying value and fair value of OSI’s senior secured credit facilities and senior notes at December 31, 2011 and 2010 (in thousands):

	December 31,
	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior secured term loan facility	$1,014,400	$953,536	$1,035,000	$985,838
Senior secured pre-funded revolving credit facility	33,000	31,020	78,072	74,364
Senior notes	248,075	254,277	248,075	257,998

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives

The Company is highly leveraged and exposed to interest rate risk to the extent of its variable-rate debt. The Company manages its interest rate risk by offsetting some of its variable-rate debt with fixed-rate debt, through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses an interest rate cap as a method to limit the volatility of PRP’s variable-rate commercial mortgage-backed securities loan. Under this interest rate cap, which renews annually, interest rate payments have a ceiling of 6.31%. If the market rate exceeds the ceiling, the counterparty must pay the Company an amount sufficient to reduce the interest payment to 6.31%. The interest rate cap did not have any market value at December 31, 2011 and 2010. From September 2007 to September 2010, the Company used an interest rate collar as part of its interest rate risk management strategy to manage its exposure to interest rate movements related to OSI’s senior secured credit facilities. Given the interest rate environment, the Company did not enter into another derivative financial instrument upon the maturity of its interest rate collar on September 30, 2010.

The Company’s restaurants are dependent upon energy to operate and are impacted by changes in energy prices, including natural gas. The Company uses derivative instruments to mitigate some of its overall exposure to material increases in natural gas prices. The Company records mark-to-market changes in the fair value of derivative instruments in earnings in the period of change. The Company does not enter into financial instruments for trading or speculative purposes.

Inventories

Inventories consist of food and beverages, and are stated at the lower of cost (first-in, first-out) or market. The Company periodically makes advance purchases of various inventory items to ensure adequate supply or to obtain favorable pricing. At December 31, 2011 and 2010, inventories included advance purchases of approximately $23.4 million and $10.7 million, respectively.

Consideration Received from Vendors

The Company receives consideration for a variety of vendor-sponsored programs, such as volume rebates, promotions and advertising allowances. Vendor consideration is recorded as a reduction of Cost of sales or Other restaurant operating expenses when recognized in the Company’s Consolidated Statements of Operations. Advertising allowances are intended to offset the Company’s costs of promoting and selling menu items in its restaurants and are recorded as a reduction to Other restaurant operating expenses when earned.

Restricted Cash

At December 31, 2011 and 2010, the current portion of restricted cash of $20.6 million and $8.1 million, respectively, was restricted for the payment of property taxes, the settlement of obligations in a rabbi trust for the Partner Equity Plan (the “PEP”) and the settlement of other deferred compensation plans and bonus arrangements. The current portion of restricted cash at December 31, 2011 also included the fulfillment of certain provisions in PRP’s commercial mortgage-backed securities loan. Long-term restricted cash at December 31, 2011 and 2010 of $3.6 million and $19.5 million, respectively, was restricted for the settlement of other deferred compensation plans and bonus arrangements. Long-term restricted cash at December 31, 2010 also included amounts restricted for the fulfillment of certain provisions in PRP’s commercial mortgage-backed securities loan.

Property, Fixtures and Equipment

Property, fixtures and equipment are stated at cost, net of accumulated depreciation. At the time property, fixtures and equipment are retired, or otherwise disposed of, the asset and accumulated depreciation are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

removed from the accounts and any resulting gain or loss is included in earnings. The Company expenses repair and maintenance costs that maintain the appearance and functionality of the restaurant but do not extend the useful life of any restaurant asset. Improvements to leased properties are depreciated over the shorter of their useful life or the lease term, which includes renewal periods that are reasonably assured. Depreciation is computed on the straight-line method over the following estimated useful lives:

Buildings and building improvements	20 to 30 years
Furniture and fixtures	5 to 7 years
Equipment	2 to 7 years
Leasehold improvements	5 to 20 years
Capitalized software	3 to 5 years

The Company’s accounting policies regarding property, fixtures and equipment include certain management judgments and projections regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of expected lease terms and the determination of what constitutes increasing the value and useful life of existing assets. These estimates, judgments and projections may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used.

Operating Leases

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease and may include potential rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The initial lease term includes the “build-out” period of the Company’s leases, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent and is included in the Consolidated Balance Sheets. Payments received from landlords as incentives for leasehold improvements are recorded as deferred rent and are amortized on a straight-line basis over the term of the lease as a reduction of rent expense. Lease termination fees, if any, and future obligated lease payments for closed locations are recorded as an expense in the period that they are incurred. Exit-related lease obligations of $0.8 million and $1.1 million are recorded in “Accrued and other current liabilities” and $0.4 million and $0.4 million are recorded in “Other long-term liabilities, net” in the Company’s Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively. Assets and liabilities resulting from the Merger relating to favorable and unfavorable lease amounts are amortized on a straight-line basis to rent expense over the remaining lease term.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Impairment or Disposal of Long-Lived Assets

The Company assesses the potential impairment of amortizable intangibles, including trademarks, franchise agreements and net favorable leases, and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In evaluating long-lived restaurant assets for impairment, the Company considers a number of factors such as:

•	A significant change in market price;

•	A significant adverse change in the manner in which a long-lived asset is being used;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	New laws and government regulations or a significant adverse change in business climate that adversely affect the value of a long-lived asset;

•	A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life; and

•

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continuing losses associated with the use of the underlying long-lived asset.

If the aforementioned factors indicate that the Company should review the carrying value of the restaurant’s long-lived assets, the Company performs a two-step impairment analysis. Each Company-owned restaurant is evaluated individually for impairment since that is the lowest level at which identifiable cash flows can be measured independently from cash flows of other asset groups. If the total future undiscounted cash flows expected to be generated by the assets are less than its carrying amount, as prescribed by step one testing, recoverability is measured in step two by comparing the fair value of the assets to its carrying amount. Should the carrying amount exceed the asset’s estimated fair value, an impairment loss is charged to earnings. Restaurant fair value is determined based on estimates of discounted future cash flows; and impairment charges primarily occur as a result of the carrying value of a restaurant’s assets exceeding its estimated fair market value, primarily due to anticipated closures or declining future cash flows from lower projected future sales at existing locations.

The Company incurred total long-lived asset impairment charges and restaurant closing expense of $14.0 million, $5.2 million and $95.4 million for the years ended December 31, 2011, 2010 and 2009, respectively (see Note 7). All impairment charges are recorded in the line item “Provision for impaired assets and restaurant closings” in the Company’s Consolidated Statements of Operations.

The Company’s judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance and expected use. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause it to realize a material impairment charge. The Company uses the straight-line method to amortize definite-lived intangible assets.

Restaurant sites and certain other assets to be sold are included in assets held for sale when certain criteria are met, including the requirement that the likelihood of selling the assets within one year is probable. For assets that meet the held for sale criteria, the Company separately evaluates whether the assets also meet the requirements to be reported as discontinued operations. If the Company no longer had any significant continuing involvement with respect to the operations of the assets and cash flows were discontinued, it would classify the assets and related results of operations as discontinued. Assets whose sale is not probable within one year remain in property, fixtures and equipment until their sale is probable within one year. The Company had $1.3 million of assets held for sale as of December 31, 2011 and did not have any assets classified as held for sale as of December 31, 2010.

Generally, restaurant closure costs are expensed as incurred. When it is probable that the Company will cease using the property rights under a non-cancelable operating lease, it records a liability for the net present value of any remaining lease obligations net of estimated sublease income that can reasonably be obtained for the property. The associated expense is recorded in “Provision for impaired assets and restaurant closings.” Any subsequent adjustments to the liability from changes in estimates are recorded in the period incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Indefinite-Lived Intangible Assets

The Company’s indefinite-lived intangible assets consist only of goodwill and trade names. Goodwill represents the residual after allocation of the purchase price to the individual fair values and carryover basis of assets acquired. On an annual basis (during the second quarter of the fiscal year) or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, the Company reviews the recoverability of goodwill and indefinite-lived intangible assets. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure a goodwill impairment loss, if any. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The impairment test for trade names involves comparing fair value of the trade name, as determined through a discounted cash flow approach, to its carrying value.

Impairment indicators that may necessitate goodwill impairment testing in between the Company’s annual impairment tests include the following:

•	A significant adverse change in legal factors or in the business climate;

•	An adverse action or assessment by a regulator;

•	Unanticipated competition;

•	A loss of key personnel;

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and

•	The testing for recoverability of a significant asset group within a reporting unit.

Impairment indicators that may necessitate indefinite-lived intangible asset impairment testing in between the Company’s annual impairment tests are consistent with those of its long-lived assets.

The Company performed its annual impairment test in the second quarter of 2011 and determined at that time that none of its four reporting units with remaining goodwill were at risk for material goodwill impairment since the fair value of each reporting unit was substantially in excess of its carrying amount. The Company did not record any goodwill or indefinite-lived intangible asset impairment charges during the years ended December 31, 2011 and 2010. As a result of the Company’s annual impairment test in the second quarter of 2009, it recorded goodwill and indefinite-lived intangible asset impairment charges of $58.1 million and $36.0 million, respectively (see Note 8).

Sales declines at the Company’s restaurants, unplanned increases in health insurance, commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in management’s judgments, assumptions and estimates could result in an impairment charge of a portion or all of its goodwill or other intangible assets.

Construction in Progress

The Company capitalizes all direct restaurant construction costs. Upon restaurant opening, these costs are depreciated and charged to expense based upon their classification within property, fixtures and equipment. The amount of interest capitalized in connection with restaurant construction was immaterial in all periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Financing Fees

The Company capitalizes deferred financing fees related to the issuance of debt obligations. The Company amortizes deferred financing fees to interest expense over the terms of the respective financing arrangements using the effective interest method or the straight-line method.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in “Other assets, net.” Annual liquor license renewal fees are expensed over the renewal term.

Revenue Recognition

The Company records food and beverage revenues upon sale. Initial and developmental franchise fees are recognized as income once the Company has substantially performed all of its material obligations under the franchise agreement, which is generally upon the opening of the franchised restaurant. Continuing royalties, which are a percentage of net sales of the franchisee, are recognized as income when earned. Franchise-related revenues are included in the line “Other revenues” in the Consolidated Statements of Operations.

The Company defers revenue for gift cards, which do not have expiration dates, until redemption by the customer. The Company also recognizes gift card “breakage” revenue for gift cards when the likelihood of redemption by the customer is remote, which the Company determined are those gift cards issued on or before three years prior to the balance sheet date. The Company recorded breakage revenue of $11.1 million, $11.0 million and $9.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Breakage revenue is recorded as a component of “Restaurant sales” in the Consolidated Statements of Operations.

Gift cards sold at a discount are recorded as revenue upon redemption of the associated gift cards at an amount net of the related discount. Gift card sales commissions paid to third-party providers are initially capitalized and subsequently recognized as “Other restaurant operating” expenses upon redemption of the associated gift card. Deferred expenses are $9.7 million and $8.1 million as of December 31, 2011 and 2010, respectively, and are reflected in “Other current assets, net” in the Company’s Consolidated Balance Sheets. Gift card sales that are accompanied by a bonus gift card to be used by the customer at a future visit result in a separate deferral of a portion of the original gift card sale. Revenue is recorded when the bonus card is redeemed at a value based on the estimated fair market value of the bonus card.

The Company collects and remits sales, food and beverage, alcoholic beverage and hospitality taxes on transactions with customers and reports such amounts under the net method in its Consolidated Statements of Operations. Accordingly, these taxes are not included in gross revenue.

Advertising Costs

Advertising production costs are expensed in the period when the advertising first occurs. All other advertising costs are expensed in the period in which the costs are incurred. The total amounts charged to advertising expense were $161.4 million, $146.1 million and $140.0 million, for the years ended December 31, 2011, 2010 and 2009, respectively, and were recorded in “Other restaurant operating” expenses in the Consolidated Statements of Operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation and Comprehensive Income (Loss)

For all significant non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates for the reporting period. Translation gains and losses are reported as a separate component of Accumulated other comprehensive loss in shareholders’ equity (deficit).

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the U.S dollar and the currency in which a transaction is denominated increases or decreases the expected amount of cash flows in U.S. dollars upon settlement of the transaction. This increase or decrease is a foreign currency transaction gain or loss that generally will be included in determining net income (loss) for the period in which the exchange rate changes. Similarly, a transaction gain or loss, measured from the transaction date or the most recent intervening balance sheet date, whichever is later, realized upon settlement of a foreign currency transaction generally will be included in determining net income (loss) for the period in which the transaction is settled.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company recorded a valuation allowance to reduce its deferred income tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance. Judgments made regarding future taxable income may change due to changes in market conditions, changes in tax laws or other factors. If the assumptions and estimates change in the future, the valuation allowance established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

The noncontrolling interest in domestic affiliated entities includes no provision or liability for income taxes, as any tax liability related thereto is the responsibility of the holder of the noncontrolling interest.

Employee Partner Payments and Buyouts

The managing partner of each Company-owned domestic restaurant and the chef partner of each Fleming’s and Roy’s Company-owned domestic restaurant, as well as area operating partners, generally receive distributions or payments for providing management and supervisory services to their restaurants based on a percentage of their associated restaurants’ monthly cash flows. The expense associated with the monthly payments for managing and chef partners is included in “Labor and other related” expenses, and the expense associated with the monthly payments for area operating partners is included in “General and administrative” expenses in the Consolidated Statements of Operations.

Managing and chef partners that are eligible to participate in a deferred compensation program receive an unsecured promise of a cash contribution (see Note 3). An area operating partner’s interest in the partnership (the “Management Partnership”) that provides management and supervisory services to his or her restaurant may

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be purchased, at the Company’s option, after the restaurant has been open for a five-year period based on the terms specified in the agreement. The Company estimates future purchases of area operating partners’ interests, as well as deferred compensation obligations to managing and chef partners, using current and historical information on restaurant performance and records the partner obligations in the line item “Partner deposits and accrued partner obligations” in its Consolidated Balance Sheets. In the period the Company purchases the area operating partner’s interests, an adjustment is recorded to recognize any remaining expense associated with the purchase and reduce the related accrued buyout liability. Deferred compensation expenses for managing and chef partners are included in “Labor and other related” expenses and buyout expenses for area operating partners are included in “General and administrative” expenses in the Consolidated Statements of Operations.

Stock-based Compensation

The Company’s 2007 Equity Incentive Plan (the “Equity Plan”) permits the grant of stock options and restricted stock to Company management and other key employees. The Company accounts for its stock-based employee compensation using a fair value based method of accounting.

Generally, stock options vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employee service. Shares acquired upon the exercise of stock options under the Equity Plan are generally subject to a stockholder’s agreement that contains a management call option that allows the Company to repurchase all shares purchased through exercise of stock options upon termination of employment at any time prior to the earlier of an initial public offering or a change of control. If an employee’s termination of employment is a result of death or disability, by the Company other than for cause or by the employee for good reason, the Company may repurchase exercised stock under this call option at fair market value. If an employee’s termination of employment is by the Company for cause or by the employee without good reason, the Company may repurchase the stock under this call provision for the lesser of the exercise price or fair market value. Additionally, the holder of shares acquired upon the exercise of stock options is prohibited from transferring the shares to any person, subject to narrow exceptions, and should a permitted transfer occur, the transferred shares remain subject to the management call option. As a result of the transfer restrictions and call option, the Company does not record compensation expense for stock options that contain the call option since employees cannot realize monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or change of control. There have not been any exercises of stock options by any employee to date, and all stock options of terminated employees with a call provision have been forfeited.

The Company uses the Black-Scholes option pricing model to estimate the weighted-average grant date fair value of stock options granted. Expected volatilities are based on historical volatilities of the stock of comparable companies. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Results may vary depending on the assumptions applied within the model. The benefits of tax deductions in excess of recognized compensation cost, if any, are reported as a financing cash flow.

Net Income (Loss) per Share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares that were outstanding during the period. Diluted net income (loss) per share includes the dilutive effect of common stock equivalents consisting of restricted stock and stock options, using the treasury stock method. Performance-based restricted stock and stock options are considered dilutive when the related performance criterion has been met.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The computation of basic and diluted net income (loss) per common share is as follows (in thousands, except share and per share amounts):

	Years Ended December 31,
	2011	2010	2009
Net income (loss) attributable to Bloomin’ Brands, Inc.	$100,005	$52,968	$(64,463)
Basic weighted average common shares outstanding	106,224,241	105,968,069	104,441,533
Effect of diluted securities:
Employee stock options	399,103	—	—
Unvested restricted stock	66,003	—	—

Diluted weighted average common shares outstanding	106,689,347	105,968,069	104,441,533

Basic net income (loss) per common share	$0.94	$0.50	$(0.62)
Diluted net income (loss) per common share	$0.94	$0.50	$(0.62)

As of the year ended December 31, 2011 and 2010, the Company excluded 550,000 and 2,575,500 outstanding stock options, respectively, in the diluted net income per share calculation because the options were out of the money and to do so would have been antidilutive. As of the year ended December 31, 2009, the Company excluded 2,888,476 and 775,266 outstanding stock options and unvested restricted stock, respectively, in the diluted net loss per share calculation because the inclusion of these share based awards would have been antidilutive.

3. Stock-based and Deferred Compensation Plans

Stock-based and Deferred Compensation Plans

Managing and Chef Partners

Historically, the managing partner of each Company-owned domestic restaurant and the chef partner of each Fleming’s and Roy’s restaurant were required, as a condition of employment, to sign a five-year employment agreement and to purchase a non-transferable ownership interest in the Management Partnership that provided management and supervisory services to his or her restaurant. The purchase price for a managing partner’s ownership interest was fixed at $25,000, and the purchase price for a chef partner’s ownership interest ranged from $10,000 to $15,000. Managing and chef partners had the right to receive monthly distributions from the Management Partnership based on a percentage of their restaurant’s monthly cash flows for the duration of the agreement, which varied by concept from 6% to 10% for managing partners and 2% to 5% for chef partners. Further, managing and chef partners were eligible to participate in the Partner Equity Plan (“PEP”), a deferred compensation program, upon completion of their five-year employment agreement.

In April 2011, the Company implemented modifications to its managing and chef partner compensation structure to provide greater incentives for sales and profit growth. Under the revised program, managing and chef partners continue to sign five-year employment agreements and receive monthly distributions of the same percentage of their restaurant’s cash flow as under the prior program. However, under the revised program, in lieu of participation in the PEP, managing partners and chef partners are eligible to receive deferred compensation payments under a new Partner Ownership Account Plan (the “POA”). The POA places greater

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

emphasis on year-over-year growth in cash flow than the PEP. Managing and chef partners will receive a greater value under the POA than they would have received under the PEP if certain levels of year-over-year cash flow growth are achieved and a lesser value than under the PEP if these levels are not achieved.

The POA requires, managing and chef partners to make an initial deposit of up to $10,000 into their “Partner Investment Account,” and the Company will make a bookkeeping contribution to each partner’s “Company Contributions Account” no later than the end of February of each year following the completion of each year (or partial year where applicable) under the partner’s employment agreement. The value of each Company contribution will be equal to a percentage of the partner’s restaurant’s cash flow plus, if the restaurant has been open at least 18 calendar months, a percentage of the year-over-year increase in the restaurant’s cash flow.

The revised program also provides an annual bonus known as the President’s Club, paid in addition to the monthly distributions of cash flow, designed to reward increases in their restaurant’s annual sales above the concept sales plan with a required flow-through percentage of the incremental sales to cash flow. Managing and chef partners whose restaurants achieve certain annual sales targets (and the required flow through percentage) receive a bonus equal to a percentage of the incremental sales, such percentage determined by the sales target achieved.

Amounts credited to each partner’s account under the POA may be allocated by the partner among benchmark funds offered under the POA, and the account balances of the partner will increase or decrease based on the performance of the benchmark funds. Upon termination of employment, all remaining balances in the Company Contributions Account in the POA are forfeited unless the partner has been with the Company for twenty years or more. Unless previously forfeited under the terms of the POA, 50% of the partner’s total account balances generally will be distributed in the March following the completion of the initial five-year contract term with subsequent distributions varying based on the length of continued employment as a partner. The deferred compensation obligations under the POA are unsecured obligations of the Company.

All managing and chef partners who execute new employment agreements after May 1, 2011 are required to participate in the new partner program, including the POA. Managing and chef partners with a current employment agreement scheduled to expire December 1, 2011 or later had the opportunity (from April 27, 2011 through July 27, 2011) to amend their employment agreements to convert their existing partner program to participation in the new partner program, including the POA, effective June 1, 2011. As a result of this conversion, $2.7 million of the Company’s total partner deposit liability was accelerated for the return of partners’ capital that was required under the old program. As of December 31, 2011, the Company’s POA liability was $8.0 million which was recorded in the line item “Partner deposits and accrued partner obligations” in its Consolidated Balance Sheet.

Upon the closing of the Merger, certain stock options that had been granted to managing and chef partners under a pre-merger managing partner stock plan (the “MP Stock Plan”) upon completion of a previous employment contract were converted into the right to receive cash in the form of a “Supplemental PEP” contribution. Additionally, all outstanding, unvested partner employment grants of restricted stock under the MP Stock Plan were converted into the right to receive cash on a deferred basis. Additionally, certain members of management were given the option to either convert some or all of their restricted stock granted under the pre-merger stock plan in the same manner as managing partners or convert some or all of it into restricted stock of Kangaroo Holdings, Inc., now known as Bloomin’ Brands, Inc. In accordance with the terms of the Employee Rollover Agreement adopted by the Company on June 14, 2007, those shares converted into restricted stock, now Bloomin’ Brands restricted stock, vest 20% annually over five years, and grants are fully vested upon an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

initial public offering or a change of control. Grants of restricted stock under the pre-merger stock plan that converted into the right to receive cash are referred to as “Restricted Stock Contributions.”

As of December 31, 2011, the Company’s total vested liability with respect to obligations primarily under the PEP, Supplemental PEP and Restricted Stock Contributions was approximately $107.8 million, of which $11.8 million and $96.0 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in its Consolidated Balance Sheet. As of December 31, 2010, the Company’s total vested liability with respect to obligations primarily under the PEP, Supplemental PEP and Restricted Stock Contributions was approximately $101.4 million, of which $14.0 million and $87.5 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in its Consolidated Balance Sheet. Partners and management may allocate the contributions into benchmark investment funds, and these amounts due to participants will fluctuate according to the performance of their allocated investments and may differ materially from the initial contribution and current obligation.

Prior to the Merger, certain partners participating in the PEP were to receive common stock (“Partner Shares”) upon completion of their employment contract. Upon closing of the Merger, these partners are entitled to receive a deferred payment of cash instead of common stock upon completion of their current employment term. Partners will not receive the deferred cash payment if they resign or are terminated for cause prior to completing their current employment terms. There will not be any future earnings or losses on these amounts prior to payment to the partners. The amount accrued for the Partner Shares obligation was approximately $0.7 million as of December 31, 2011 and was included in the line item “Accrued and other current liabilities” in the Company’s Consolidated Balance Sheet. The amount accrued for the Partner Shares obligation was approximately $6.6 million as of December 31, 2010, of which $6.5 million and $0.1 million was included in the line items “Accrued and other current liabilities” and “Other long-term liabilities, net,” respectively, in the Company’s Consolidated Balance Sheet.

As of December 31, 2011 and 2010, the Company had approximately $56.9 million and $58.0 million, respectively, in various corporate owned life insurance policies and another $0.3 million and $1.0 million, respectively, of restricted cash, both of which are held within an irrevocable grantor or “rabbi” trust account for settlement of the Company’s obligations under the PEP, Supplemental PEP, Restricted Stock Contributions and POA. The Company is the sole owner of any assets within the rabbi trust and participants are considered general creditors of the Company with respect to assets within the rabbi trust.

As of December 31, 2011 and 2010, there were $55.6 million and $49.0 million, respectively, of unfunded obligations related to the PEP, Supplemental PEP, Restricted Stock Contributions, Partner Shares liabilities and POA, excluding amounts not yet contributed to the partners’ investment funds, which may require the use of cash resources in the future.

Amounts credited to partners’ PEP accounts are fully vested at all times and participants have no discretion with respect to the form of benefit payments under the PEP. Effective January 1, 2009, the Company accelerated the distribution of PEP and Supplemental PEP benefits to certain active participants. Active managing and chef partners who complete an employment contract on or after January 1, 2009 and remain employed with the Company until their PEP accounts are fully distributed will receive their PEP distributions at certain payment dates throughout a seven-year period after completion of their employment contracts (previously each account was generally distributed to the participant over a ten-year period). Managing and chef partners who complete an employment contract on or after January 1, 2009 and do not remain employed with the Company until their PEP accounts are fully distributed will receive their entire PEP account balance in the seventh year after completion of their employment contract. Their PEP account balance will be determined as of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the date of termination of employment, subject to any subsequent increases or decreases based on the performance of their investment elections.

Managing and chef partners whose PEP accounts relate to an employment contract completed before January 1, 2009 and those with Supplemental PEP accounts from the Merger, who in either case were employed with the Company through December 31, 2008, were permitted to keep the original ten-year distribution schedule or elect a new distribution schedule. Approximately 75% of participants elected the new distribution schedule, which results in distribution of their account balance at certain payment dates throughout a seven-year period.

If participants do not remain employed by the Company through 2015, then their remaining PEP account balance will be distributed in one payment in 2015. Their account balance will be determined as of the date of termination of employment, subject to any subsequent increases or decreases based on the performance of their investment choices.

Participants with PEP or Supplemental PEP accounts who were not employed with the Company through December 31, 2008 were required to keep the original ten-year distribution schedule.

Area Operating Partners

Area operating partners are required, as a condition of employment and within 30 days of the opening of his or her first restaurant, to make an initial investment of $50,000 in the Management Partnership that provides supervisory services to the restaurants that the area operating partner oversees within 30 days of the opening of his or her first restaurant. This interest gives the area operating partner the right to distributions from the Management Partnership based on a percentage of his or her restaurants’ monthly cash flows for the duration of the agreement, typically ranging from 4% to 9%. The Company has the option to purchase an area operating partner’s interest in the Management Partnership after the restaurant has been open for a five-year period on the terms specified in the agreement.

For restaurants opened on or after January 1, 2007, the area operating partner’s percentage of cash distributions and buyout percentage is calculated based on the associated restaurant’s return on investment compared to the Company’s targeted return on investment and may range from 3.0% to 12.0%. This percentage is determined after the first five full calendar quarters from the date of the associated restaurant’s opening and is adjusted each quarter thereafter based on a trailing 12-month restaurant return on investment. The buy-out percentage is the area operating partner’s average distribution percentage for the 24 months immediately preceding the buy-out. Buyouts are paid in cash within 90 days or paid over a two-year period.

Management and Other Key Employees

During the years ended December 31, 2011 and 2009, 1,350,000 and 4,727,680 additional shares, respectively, were approved for stock option and restricted stock grants under the Equity Plan by the Board of Directors. During the year ended December 31, 2010, no additional shares were approved. A total of 12,350,000 shares were approved for stock options and restricted stock grants under the Equity Plan by the Board of Directors as of December 31, 2011. The maximum term of stock options and restricted stock granted under the Equity Plan is ten years.

Other Benefit Plans

The Company has a qualified defined contribution 401(k) plan (the OSI Restaurant Partners, LLC Salaried Employees 401(k) Plan and Trust, or the “401(k) Plan”) covering substantially all full-time employees,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

except officers and certain highly compensated employees. Assets of the 401(k) Plan are held in trust for the sole benefit of the employees. The Company contributed $2.0 million, $1.9 million, and $2.0 million to the 401(k) Plan for the plan years ended December 31, 2011, 2010 and 2009, respectively.

The Company provides a deferred compensation plan for its highly compensated employees who are not eligible to participate in the 401(k) Plan. The deferred compensation plan allows these employees to contribute from 5% to 90% of their base salary and up to 100% of their cash bonus on a pre-tax basis to an investment account consisting of various investment fund options. The Company does not currently intend to provide any matching or profit-sharing contributions, and participants are fully vested in their deferrals and their related returns. Participants are considered unsecured general creditors in the event of Company bankruptcy or insolvency.

Stock Options

The following table presents a summary of the Company’s stock option activity for the year ended December 31, 2011 (in thousands, except exercise price and contractual life):

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	10,338	$7.00	8.1	$29,011
Granted	2,037	9.80
Forfeited	(432)	6.50

Outstanding at December 31, 2011	11,943	$7.50	7.5	$53,989

Exercisable at December 31, 2011	5,704	$7.42	6.7	$26,222

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2011, 2010 and 2009 was $6.02, $3.18, and $3.65, respectively, and was estimated using the Black-Scholes option pricing model. The following assumptions were used to calculate the fair value of options granted during the years ended December 31, 2011, 2010 and 2009: (1) weighted-average risk-free interest rates of 2.09%, 1.95%, and 2.27%, respectively; (2) dividend yield of 0.0%; (3) expected term of six and a half years, six and a half years, and five years, respectively; and (4) weighted-average volatilities of 54.8%, 73.9% and 65.3%, respectively. The Company did not have any stock options exercised in the years ended December 31, 2011, 2010 and 2009 and therefore did not have any tax benefits realized from the exercise of stock options in these periods.

Generally, stock options vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employee service. Shares acquired upon the exercise of stock options under the Equity Plan are generally subject to a stockholder’s agreement that contains a management call option that allows the Company to repurchase all shares purchased through exercise of stock options upon termination of employment at any time prior to the earlier of an initial public offering or a change of control. If an employee’s termination of employment is a result of death or disability, by the Company other than for cause or by the employee for good reason, the Company may repurchase exercised stock under this call option at fair market value. If an employee’s termination of employment is by the Company for cause or by the employee without good reason, the Company may repurchase the stock under this call provision for the lesser of the exercise price or fair market value. Additionally, the holder of shares acquired upon the exercise of stock options is prohibited from transferring the shares to any person, subject to narrow exceptions, and should a permitted transfer occur,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the transferred shares remain subject to the management call option. As a result of the transfer restrictions and call option, the Company does not record compensation expense for stock options that contain the call option since employees cannot realize monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or change of control. There have not been any exercises of stock options by any employee to date, and all stock options of terminated employees with a call provision have been forfeited.

During the second quarter of 2009, the stock option agreements between the Company and certain of the Company’s then named executive officers were amended to eliminate the call option, resulting in the recording of stock option compensation expense. Their amended stock option agreements also contain provisions that extend the stock option exercise period for each of these officers under certain circumstances. Further, the amendments add a provision that upon retirement, the number of options to be fully vested and exercisable shall be the greater of (i) the amount of options that are vested and exercisable as of the officer’s separation date or (ii) 40% or 100% of the officer’s options, depending on the officer.

In November 2009, the Company’s chief executive officer (“CEO”) received a stock option grant that contained a modified form of the call option. In accordance with accounting for stock-based compensation, this modified form of the call option does not preclude the Company from recording compensation expense during the service period for one quarter of her option shares. Compensation expense is not recorded for the remaining three quarters of her option shares since they are not considered vested from an accounting standpoint until the occurrence of a Qualifying Liquidity Event, as defined in the CEO’s stock option agreement. On July 1, 2011, the CEO was granted an option to purchase 550,000 shares of common stock under the Equity Plan in accordance with the terms of her employment agreement. This option has an exercise price of $10.03 per share and is subject to the modified form of the management call option that applied to one quarter of her 2009 grant described above. These options will vest and compensation expense will be recorded equally over a five-year period on each anniversary of the grant date, contingent upon her continued employment with the Company.

In March 2010, the Company offered all then active employees the opportunity to exchange outstanding stock options with an exercise price of $10.00 per share for the same number of replacement stock options with an exercise price of $6.50 per share. Under the exchange program, the vested portion of the eligible stock options as of the grant date of the replacement stock options were exchanged for stock options that were fully vested. The unvested portion of the exchanged stock options were exchanged for unvested replacement stock options that vest and become exercisable over a period of time that is equal to the remaining vesting period of the exchanged stock options, plus one year, subject to the participant’s continued employment through the new vesting date. For exchanged stock options that contained both performance-based and time-based vesting conditions, the replacement stock options contain only time-based vesting conditions and vest in accordance with the above terms. All eligible stock options were exchanged pursuant to the exchange program. The original stock options were cancelled, and the issuance of the replacement stock options occurred on April 6, 2010. As a result of the management call option, the stock options exchange did not have a material effect on the Company’s consolidated financial statements.

The Company recorded compensation expense of $2.2 million, $1.1 million and $0.6 million and total recognized tax benefit of $0.8 million, $0.4 million and $0.2 million during the years ended December 31, 2011, 2010, and 2009 respectively, for vested stock options. The Company did not capitalize any stock-based compensation costs during any periods presented. As of December 31, 2011, there is $5.7 million of total unrecognized compensation expense related to non-vested stock options, which is expected to be recognized over a weighted-average period of approximately 3.7 years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Stock

	Number of Restricted Share Awards (in thousands)	Weighted- Average Grant Date Fair Value Per Award
Restricted stock outstanding at December 31, 2010	481	$10.00
Vested	242	10.00

Restricted stock outstanding at December 31, 2011	239	$10.00

During the second quarter of 2009, the restricted stock agreements between the Company and certain of the Company’s then named executive officers were amended. These amendments accelerated the vesting of these officers’ shares of restricted stock such that they were fully vested on June 14, 2009. Of the total compensation expense recorded for the vesting of restricted stock during the year ended December 31, 2009, $10.3 million (2,036,925 shares) related to the accelerated vesting of the restricted stock held by these officers.

Compensation expense recognized in net income (loss) for the years ended December 31, 2011, 2010 and 2009 was $1.7 million, $2.0 million and $14.6 million, respectively, for restricted stock awards. The total tax benefit recognized related to the compensation expense recorded for restricted stock awards was $0.7 million, $0.8 million and $5.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. As measured on the vesting date, the total fair value of restricted stock that vested during the years ended December 31, 2011, 2010 and 2009 was $2.3 million, $1.8 million and $8.9 million, respectively. Unrecognized pre-tax compensation expense related to non-vested restricted stock awards was approximately $0.8 million at December 31, 2011 and will be recognized over a weighted-average period of 0.5 years.

Shares of restricted stock issued to certain of the Company’s current and former executive officers and other members of management vest each June 14 through 2012. In accordance with the terms of their applicable agreements, the Company loaned an aggregate of $0.9 million, $0.7 million and $3.3 million to these individuals in June and July of 2011 and 2010 and 2009, respectively, for their personal income tax obligations that resulted from vesting. As of December 31, 2011, a total of $7.2 million of loans and associated interest obligations to current and former executive officers and other members of management was outstanding and was recorded in the line item “Additional paid-in capital” in the Company’s Consolidated Balance Sheet. The loans are full recourse and are collateralized by the vested shares of restricted stock. Although these loans are permitted in accordance with the terms of the agreements, the Company is not required to issue them in the future. During the first quarter of 2012, the Company’s current executive officers repaid their entire loan balances.

4. Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date (exit price) and is a market-based measurement, not an entity-specific measurement. To measure fair value, the Company incorporates assumptions that market participants would use in pricing the asset or liability, and utilizes market data to the maximum extent possible. Measurement of fair value incorporates nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, the Company reflects the impact of its own credit risk on its liabilities, as well as any collateral. The Company also considers the credit standing of its counterparties in measuring the fair value of its assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a basis for considering market participant assumptions in fair value measurements, a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;

•	Level 2—Inputs, other than the quoted market prices included in Level 1, which are observable for the asset or liability, either directly or indirectly; and

•	Level 3—Unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market data available.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Fair Value Measurements on a Recurring Basis

The Company invested $37.7 million and $51.4 million of its excess cash in money market funds classified as Cash and cash equivalents or restricted cash in its Consolidated Balance Sheet as of December 31, 2011 and 2010, at a net value of 1:1 for each dollar invested. The fair value of the investment in the money market funds is determined by using quoted prices for identical assets in an active market. As a result, the Company has determined that the inputs used to value this investment fall within Level 1 of the fair value hierarchy.

The Company is highly leveraged and exposed to interest rate risk to the extent of its variable-rate debt. The Company uses an interest rate cap with a notional amount of $775.7 million as a method to limit the volatility of PRP’s variable-rate commercial mortgage-backed securities loan. As this interest rate cap did not have any fair market value at December 31, 2011 and 2010, it has been excluded from the applicable tables within this footnote.

The following tables present the Company’s money market funds measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Total December 31, 2011	Level 1	Level 2	Level 3
Assets:
Money market funds	$37,707	$37,707	$—	$—

	Total December 31, 2010	Level 1	Level 2	Level 3
Assets:
Money market funds	$51,441	$51,441	$—	$—

Fair Value Measurements on a Nonrecurring Basis

The Company performs its annual goodwill and other indefinite-lived intangible assets impairment test during the second quarter. During the year ended December 31, 2011, the Company did not have any goodwill

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and other indefinite-lived intangible asset impairment charges, but it did incur impairment charges on long-lived assets held and used as a result of fair value measurements on a nonrecurring basis.

The following table presents losses related to the Company’s assets and liabilities that were measured at fair value on a nonrecurring basis during the year ended December 31, 2011 aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Year Ended December 31, 2011	Level 1	Level 2	Level 3	Total Losses
Long-lived assets held and used	$30,840	$29,455	$—	$1,385	$11,593

The Company recorded $11.6 million of impairment charges as a result of the fair value measurement on a nonrecurring basis of its long-lived assets held and used during the year ended December 31, 2011. The impaired long-lived assets had $30.8 million of remaining fair value at December 31, 2011. The Company used a discounted cash flow model (Level 3) and quoted prices from brokers (Level 1) to estimate the fair value of the long-lived assets included in the table above. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results.

During the year ended December 31, 2010, the Company did not incur any goodwill and other indefinite-lived intangible asset impairment charges or any other material impairment charges as a result of fair value measurements on a nonrecurring basis.

During the year ended December 31, 2009, the Company incurred goodwill and other indefinite-lived intangible asset impairment charges as well as other impairment charges as a result of fair value measurements on a nonrecurring basis. The following table presents losses related to the Company’s assets and liabilities that were measured at fair value on a nonrecurring basis during the year ended December 31, 2009 aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Year Ended December 31, 2009	Level 1	Level 2	Level 3	Total Losses
Long-lived assets held and used	$9,277	$—	$3,500	$5,777	$91,388
Investments in and advances to unconsolidated affiliates	—	—	—	—	2,876
Goodwill(1)	124,440	—	—	124,440	58,149
Indefinite-lived intangible assets(1)	356,000	—	—	356,000	36,000

(1)	Amounts from the Company’s annual impairment test.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded $91.4 million of impairment charges as a result of the fair value measurement on a nonrecurring basis of its long-lived assets held and used during the year ended December 31, 2009. The impaired long-lived assets had $9.3 million of remaining fair value at December 31, 2009.

The Company performed a separate valuation for five of its closed restaurant sites that collateralize PRP’s commercial mortgage-backed securities loan using quoted prices from brokers for similar properties. The restaurant sites were written down to fair value resulting in impairment charges of $7.3 million (included in the total above) during the year ended December 31, 2009. The Company determined that the majority of these inputs are observable inputs that fall within Level 2 of the fair value hierarchy.

Due to the third quarter of 2009 sale of its Cheeseburger in Paradise concept, the Company recorded a $46.0 million impairment charge (included in the total above) during the second quarter of 2009 to reduce the carrying value of this concept’s long-lived assets to their estimated fair market value. The Company used a weighted-average probability analysis and estimates of expected future cash flows to determine the fair value of this concept. The Company has determined that the majority of the inputs used to value this concept are unobservable inputs that fall within Level 3 of the fair value hierarchy.

The Company used a discounted cash flow model to estimate the fair value of the remaining long-lived assets held and used in the table above. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. The Company has determined that the majority of these inputs are unobservable inputs that fall within Level 3 of the fair value hierarchy. The long-lived assets were written down to fair value, resulting in impairment charges of $38.1 million (included in the total above) during the year ended December 31, 2009.

The Company recorded goodwill impairment charges of $58.1 million and indefinite-lived intangible asset impairment charges of $36.0 million during the year ended December 31, 2009 as a result of its annual impairment test. The Company tests both its goodwill and its indefinite-lived intangible assets, which are trade names, for impairment by utilizing discounted cash flow models to estimate their fair values. These cash flow models involve several assumptions. Changes in the Company’s assumptions could materially impact its fair value estimates. Assumptions critical to its fair value estimates are: (i) weighted-average cost of capital rates used to derive the present value factors used in determining the fair value of the reporting units and trade names; (ii) projected annual revenue growth rates used in the reporting unit and trade name models; and (iii) projected long-term growth rates used in the derivation of terminal year values. Other assumptions include estimates of projected capital expenditures and working capital requirements. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period-specific facts and circumstances. As a result, the Company has determined that the majority of the inputs used to value its goodwill and indefinite-lived intangible assets are unobservable inputs that fall within Level 3 of the fair value hierarchy.

The following table presents the range of assumptions the Company used to derive its fair value estimates among its reporting units, which vary between goodwill and trade names, during the annual impairment test conducted in the second quarter of 2009:

Assumptions
	Goodwill	Trade Names
Weighted-average cost of capital	12.5% - 15.0%	13.0% - 14.0%
Long-term growth rates	3%	3%
Annual revenue growth rates	(6.9)% - 12.0%	(3.9)% - 5.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Derivative Instruments and Hedging Activities

The Company is exposed to market risk from changes in interest rates on debt, changes in commodity prices and changes in foreign currency exchange rates.

Interest rate changes associated with the Company’s variable-rate debt generally impact its earnings and cash flows, assuming other factors are held constant. The Company’s exposure to interest rate fluctuations includes OSI’s borrowings under its senior secured credit facilities and PRP’s commercial mortgage-backed securities loan that bear interest at floating rates based on the Eurocurrency Rate or the Base Rate and the one-month London Interbank Offered Rate (“LIBOR”), respectively, plus an applicable borrowing margin (see Note 11). The Company manages its interest rate risk by offsetting some of its variable-rate debt with fixed-rate debt, through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company uses an interest rate cap as a method to limit the volatility of PRP’s variable-rate commercial mortgage-backed securities loan. Under the $775.7 million notional interest rate cap that terminates on June 15, 2012, interest rate payments have a ceiling of 6.31%. If the market rate exceeds the ceiling, the counterparty must pay the Company an amount sufficient to reduce the interest payment to 6.31%. The interest rate cap did not have any fair market value at December 31, 2011 and 2010. In connection with the refinancing of PRP’s commercial mortgage-backed securities loan, the Company entered into a replacement interest rate cap effective March 27, 2012 with a notional amount of $48.7 million, a cap rate of 7.00% and a termination date of April 13, 2014. If necessary, the Company would record mark-to-market changes in the fair value of this derivative instrument in earnings in the period of change. The effects of this interest rate cap were immaterial to the Company’s consolidated financial statements for all periods presented and have been excluded from any tables within this footnote.

From September 2007 to September 2010, the Company used an interest rate collar as part of its interest rate risk management strategy to manage its exposure to interest rate movements related to OSI’s senior secured credit facilities. Given the interest rate environment, the Company did not enter into another derivative financial instrument upon the maturity of this interest rate collar on September 30, 2010. The Company does not enter into financial instruments for trading or speculative purposes.

Many of the ingredients used in the products sold in the Company’s restaurants are commodities that are subject to unpredictable price volatility. Although the Company attempts to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and wild fish, and the Company is subject to prevailing market conditions when purchasing those types of commodities. Other commodities are purchased based upon negotiated price ranges established with vendors with reference to the fluctuating market prices. The Company attempts to offset the impact of fluctuating commodity prices with other strategic purchasing initiatives. The Company does not use derivative financial instruments to manage its commodity price risk, except for natural gas as described below.

The Company’s restaurants are dependent upon energy to operate and are impacted by changes in energy prices, including natural gas. The Company utilizes derivative instruments to mitigate some of its overall exposure to material increases in natural gas prices. The Company records mark-to-market changes in the fair value of these derivative instruments in earnings in the period of change. The effects of these natural gas swaps were immaterial to the Company’s consolidated financial statements for all periods presented and have been excluded from any tables within this footnote.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s exposure to foreign currency exchange fluctuations relates primarily to its direct investment in restaurants in South Korea, Hong Kong and Brazil and to its royalties from international franchisees. The Company has not used financial instruments to hedge foreign currency exchange rate changes.

In addition to the market risks identified above, the Company is subject to business risk as its beef supply is highly dependent upon a limited number of vendors. In 2011, the Company purchased more than 90% of its domestic beef raw materials from four beef suppliers who represent approximately 75% of the total beef marketplace in the United States.

Non-designated Hedges of Interest Rate Risk

In September 2007, the Company entered into an interest rate collar with a notional amount of $1.0 billion as a method to limit the variability of OSI’s senior secured credit facilities. The collar consisted of a LIBOR cap of 5.75% and a LIBOR floor of 2.99%. The collar’s first variable-rate set date was December 31, 2007, and the option pairs expired at the end of each calendar quarter beginning March 31, 2008 and ending September 30, 2010, which was the maturity date of the collar. The quarterly expiration dates corresponded to the scheduled amortization payments of OSI’s term loan.

The Company’s interest rate collar was a non-designated hedge of the Company’s exposure to interest rate risk. The Company recorded mark-to-market changes in the fair value of the derivative instrument in earnings in the period of change.

The following table presents the location and effect of the Company’s interest rate collar on its Consolidated Statement of Operations for the years ended December 31, 2011, 2010, and 2009 (in thousands):

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized In Income on Derivative	Amount of Loss Recognized In Income on Derivative
		Years Ended December 31,
		2011	2010	2009
Interest rate collar	Interest expense, net	$—	$(1,436)	$(15,568)

6. Other Current Assets, Net

Other current assets, net, consisted of the following (in thousands):

	December 31,
	2011	2010
Prepaid expenses	$18,113	$17,495
Accounts receivable—vendors, net	48,568	13,432
Accounts receivable—franchisees, net	2,396	6,137
Accounts receivable—other, net	11,869	10,109
Other current assets, net	23,427	24,647

	$104,373	$71,820

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Property, Fixtures and Equipment, Net

Property, fixtures and equipment, net, consisted of the following (in thousands):

	December 31,
	2011	2010
Land	$329,143	$333,599
Buildings and building improvements	1,013,618	1,005,466
Furniture and fixtures	263,266	232,255
Equipment	362,649	336,175
Leasehold improvements	369,726	365,970
Construction in progress	22,011	5,459
Less: accumulated depreciation	(724,515)	(605,643)

	$1,635,898	$1,673,281

As of December 31, 2011, the Company had certain land and buildings, with carrying amounts of $14.1 million and $20.3 million, respectively, that have been leased to third parties under operating leases. Accumulated depreciation related to these leased assets of $3.4 million is included in Property, fixtures and equipment at December 31, 2011.

The Company expensed repair and maintenance costs of approximately $97.3 million, $94.3 million and $93.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $147.4 million, $150.4 million and $180.2 million, respectively.

During the years ended December 31, 2011 and 2010 and 2009, the Company recorded property, fixtures and equipment impairment charges of $11.5 million, $2.0 million and $82.9 million, respectively, for certain of the Company’s restaurants in the line item “Provision for impaired assets and restaurant closings” in its Consolidated Statements of Operations (see Note 4).

Due to the third quarter of 2009 sale of the Company’s Cheeseburger in Paradise concept, the Company recorded a $46.0 million impairment charge ($39.2 million of which is included in the 2009 total above) during the second quarter of 2009 to reduce the carrying value of this concept’s long-lived assets to their estimated fair market value. This impairment included $39.2 million of charges to property, fixtures and equipment, $5.9 million of charges to intangible assets and $0.9 million of charges to other assets.

The fixed asset impairment charges described above primarily occurred as a result of the carrying value of a restaurant’s assets exceeding its estimated fair market value, primarily due to anticipated closures or declining future cash flows from lower projected future sales at existing locations.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill and Intangible Assets, Net

The change in goodwill for the years ended December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Balance as of January 1:
Goodwill	$1,059,051	$1,059,051
Accumulated purchase accounting adjustments	3,604	3,604
Accumulated impairment losses	(784,636)	(784,636)
Cumulative translation adjustments	(8,118)	(9,560)

	269,901	268,459

Translation adjustments	(79)	1,442
Disposal adjustment	(1,050)	—

Balance as of December 31:
Goodwill	1,059,051	1,059,051
Accumulated purchase accounting adjustments	3,604	3,604
Accumulated impairment losses	(784,636)	(784,636)
Cumulative translation adjustments	(8,197)	(8,118)
Accumulated disposal adjustments	(1,050)	—

	$268,772	$269,901

The Company performs its annual assessment for impairment of goodwill and other indefinite-lived intangible assets each year during the second quarter. The Company’s review of the recoverability of goodwill is based primarily upon an analysis of the discounted cash flows of the related reporting units as compared to their carrying values (see Note 4). The Company also uses the discounted cash flow method to determine the fair value of its intangible assets.

The Company did not record any goodwill or indefinite-lived intangible asset impairment charges or any material definite-lived intangible asset impairment charges during 2011 and 2010. In October 2011, the Company sold its nine Company-owned Outback Steakhouse restaurants in Japan to a subsidiary of S Foods, Inc., one of the Company’s beef supplier’s in Japan, for $9.4 million. The buyer will have the right for future development of Outback Steakhouse franchise restaurants in Japan and will pay the Company a royalty in the range of 2.75% to 4.0% based on sales volumes. The Company used the net cash proceeds from this sale to pay down $7.5 million of OSI’s outstanding term loans in accordance with the terms of the credit agreement amended in January 2010. The Company recorded a $1.1 million adjustment to reduce goodwill related to the disposal of these assets and recorded a loss of $4.3 million from this sale in General and administrative expenses in its Consolidated Statement of Operations for the year ended December 31, 2011.

Due to poor overall economic conditions, declining sales at Company-owned restaurants, reductions in the Company’s projected results for future periods and a challenging environment for the restaurant industry, the Company recorded a goodwill impairment loss of $58.1 million for the domestic Outback Steakhouse concept and impairment charges of $36.0 million for the domestic Outback Steakhouse and Carrabba’s Italian Grill trade names during the year ended December 31, 2009. The Company also recorded impairment charges of $7.7 million for other intangible assets for the year ended December 31, 2009.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated purchase accounting adjustments to goodwill of $3.6 million were the result of adjustments to appraised fair values of acquired tangible assets.

Goodwill impairment charges are included in the line item “Goodwill impairment” and intangible asset impairment charges are included in the line item “Provision for impaired assets and restaurant closings” in the Company’s Consolidated Statements of Operations.

Intangible assets, net, consisted of the following (in thousands):

	Weighted Average Remaining Amortization Period (years)	December 31,
		2011	2010
Trade names (gross)	Indefinite	$413,000	$413,000

Trademarks (gross)	19	87,531	87,531
Less: accumulated amortization		(18,454)	(14,392)

Net trademarks		69,077	73,139

Favorable leases (gross, lives ranging from 0.8 to 25 years)	15	99,391	102,460
Less: accumulated amortization		(34,752)	(29,182)

Net favorable leases		64,639	73,278

Franchise agreements (gross)	9	17,385	17,385
Less: accumulated amortization		(6,073)	(4,736)

Net franchise agreements		11,312	12,649

Other intangibles (gross)	5	8,547	—
Less: accumulated amortization		(427)	—

Net other intangibles		8,120	—

Intangible assets, less total accumulated amortization of $59,706 and $48,310 at December 31, 2011 and 2010, respectively	16	$566,148	$572,066

Definite-lived intangible assets are amortized on a straight-line basis. The aggregate expense related to the amortization of the Company’s trademarks, favorable leases, franchise agreements and other intangibles was $13.9 million, $14.0 million and $14.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Annual expense related to the amortization of intangible assets is anticipated to be approximately $14.4 million in 2012, $13.8 million in 2013, $13.2 million in 2014, $12.7 million in 2015 and $11.8 million in 2016.

In accordance with the terms of an asset purchase agreement that was amended in December 2004, the Company was obligated to pay a royalty to its Bonefish Grill founder and joint venture partner during his employment term with the Company. The Company had the option to terminate this royalty within 45 days of his termination of employment by making an aggregate payment equal to five times the amount of the royalty payable during the twelve full calendar months immediately preceding the month of his termination. As his employment terminated on October 1, 2011, the Company paid the approximately $8.5 million royalty termination fee in October 2011 and recorded this payment as an intangible asset in its Consolidated Balance Sheet in the fourth quarter of 2011. The intangible asset will be amortized over a five-year useful life.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other Assets, Net

Other assets, net, consisted of the following (in thousands):

	December 31,
	2011	2010
Company-owned life insurance	$51,955	$48,538
Deferred financing fees, net of accumulated amortization of $66,275 and $54,052 at December 31, 2011 and 2010, respectively	19,988	30,063
Liquor licenses	25,545	25,387
Other assets	38,677	42,082

	$136,165	$146,070

The Company amortizes deferred financing fees to interest expense over the terms of the respective financing arrangements using the effective interest method or the straight-line method, and it amortized $12.3 million, $13.4 million and $14.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

10. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	December 31,
	2011	2010
Accrued payroll and other compensation	$117,013	$109,443
Accrued insurance	19,284	20,541
Other	75,189	64,447

	$211,486	$194,431

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Long-term Debt, net

Long-term debt, net consisted of the following (in thousands):

	December 31,
	2011	2010
Senior secured term loan facility, interest rate of 2.63% at December 31, 2011 and 2010(1)(2)	$1,014,400	$1,035,000
Senior secured pre-funded revolving credit facility, interest rates of 2.63% and 2.56% at December 31, 2011 and 2010, respectively(2)	33,000	78,072
Note payable, weighted average interest rates of 0.98% and 0.97% at December 31, 2011 and 2010, respectively(3)	466,319	466,353
First mezzanine note, interest rates of 3.28% and 3.27% at December 31, 2011 and 2010, respectively(3)	88,900	88,900
Second mezzanine note, interest rates of 3.53% and 3.52% at December 31, 2011 and 2010, respectively(3)	123,190	123,190
Third mezzanine note, interest rates of 3.54% and 3.53% at December 31, 2011 and 2010, respectively(3)	49,095	49,095
Fourth mezzanine note, interest rates of 4.53% and 4.52% at December 31, 2011 and 2010, respectively(3)	48,113	48,113
Senior notes, interest rate of 10.00% at December 31, 2011 and 2010(2)	248,075	248,075
Other notes payable, uncollateralized, interest rates ranging from 0.76% to 7.00% and from 1.07% to 7.00% at December 31, 2011 and 2010, respectively(2)	9,094	7,628
Sale-leaseback obligations(2)	2,375	2,375
Capital lease obligations(2)	2,520	1,177
Guaranteed debt, interest rates of 2.65% and 2.75% at December 31, 2011 and 2010, respectively(2)	24,500	24,500

	2,109,581	2,172,478
Less: current portion of long-term debt	(332,905)	(95,284)
Less: guaranteed debt	(24,500)	(24,500)
Less: debt discount	(291)	(954)

Long-term debt, net	$1,751,885	$2,051,740

(1)	At December 31, 2011, $61.9 million of OSI’s outstanding senior secured term loan facility was at 4.50%.
(2)	Represents obligations of OSI.
(3)	Represents obligations of PRP.

Bloomin’ Brands, Inc. is a holding company and conducts its operations through its subsidiaries, certain of which have incurred their own indebtedness as described below.

On June 14, 2007, in connection with the Merger, OSI entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions. These senior secured credit facilities provide for senior secured financing of up to $1.6 billion, consisting of a $1.3 billion term loan facility, a $150.0 million working capital revolving credit facility, including letter of credit and swing-line loan sub-facilities, and a $100.0 million pre-funded revolving credit facility that provides financing for capital expenditures only.

The senior secured term loan facility matures June 14, 2014. At each rate adjustment, OSI has the option to select a Base Rate plus 125 basis points or a Eurocurrency Rate plus 225 basis points for the borrowings under

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

this facility. The Base Rate option is the higher of the prime rate of Deutsche Bank AG New York Branch and the federal funds effective rate plus 0.5 of 1% (“Base Rate”) (3.25% at December 31, 2011 and 2010). The Eurocurrency Rate option is the 30, 60, 90 or 180-day Eurocurrency Rate (“Eurocurrency Rate”) (ranging from 0.38% to 0.88% and from 0.31% to 0.50% at December 31, 2011 and 2010, respectively). The Eurocurrency Rate may have a nine- or twelve-month interest period if agreed upon by the applicable lenders. With either the Base Rate or the Eurocurrency Rate, the interest rate is reduced by 25 basis points if the associated Moody’s Applicable Corporate Rating then most recently published is B1 or higher (the rating was Caa1 at December 31, 2011 and 2010).

OSI is required to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of its “annual excess cash flow” (with step-downs to 25% and 0% based upon its rent-adjusted leverage ratio), as defined in the credit agreement and subject to certain exceptions;

•

100% of its “annual minimum free cash flow,” as defined in the credit agreement, not to exceed $75.0 million for each fiscal year, if its rent-adjusted leverage ratio exceeds a certain minimum threshold;

•	100% of the net proceeds of certain assets sales and insurance and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any debt incurred, excluding permitted debt issuances.

Additionally, OSI is required, on an annual basis, to first, repay outstanding loans under the pre-funded revolving credit facility and second, fund a capital expenditure account to the extent amounts on deposit are less than $100.0 million, in both cases with 100% of OSI’s “annual true cash flow,” as defined in the credit agreement. In accordance with these requirements, in April 2012, OSI is required to repay its pre-funded revolving credit facility outstanding loan balance of $33.0 million and fund $37.6 million to its capital expenditure account using its “annual true cash flow.” In April 2011, OSI repaid its pre-funded revolving credit facility outstanding loan balance of $78.1 million and funded $60.5 million to its capital expenditure account.

OSI’s senior secured credit facilities require scheduled quarterly payments on the term loans equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters following June 14, 2007. These payments are reduced by the application of any prepayments, and any remaining balance will be paid at maturity. The outstanding balance on the term loans was $1.0 billion at December 31, 2011 and 2010. OSI has classified $13.1 million of its term loans as current at December 31, 2011 and 2010 due to its required quarterly payments and the results of its covenant calculations, which indicate the additional term loan prepayments, as described above, will not be required. In October 2011, the Company sold its nine Company-owned Outback Steakhouse restaurants in Japan to a subsidiary of S Foods, Inc. and used the net cash proceeds from this sale to pay down $7.5 million of OSI’s outstanding term loans in accordance with the terms of the OSI credit agreement amended in January 2010 (see Note 8).

Proceeds of loans and letters of credit under OSI’s $150.0 million working capital revolving credit facility, which matures June 14, 2013, provide financing for working capital and general corporate purposes and, subject to a rent-adjusted leverage condition, for capital expenditures for new restaurant growth. This revolving credit facility bears interest at rates ranging from 100 to 150 basis points over the Base Rate or 200 to 250 basis points over the Eurocurrency Rate. There were no loans outstanding under the revolving credit facility at December 31, 2011 and 2010; however, $67.6 million and $70.3 million, respectively, of the credit facility was

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not available for borrowing as: (i) $35.1 million and $36.5 million, respectively, of the credit facility was committed for the issuance of letters of credit as required by insurance companies that underwrite the Company’s workers’ compensation insurance and also, where required, for construction of new restaurants, (ii) $24.5 million of the credit facility was committed for the issuance of a letter of credit for OSI’s guarantee of an uncollateralized line of credit for its joint venture partner, RY-8, Inc. (“RY-8”), in the development of Roy’s restaurants, (iii) $6.0 million of the credit facility was committed for the issuance of a letter of credit to the insurance company that underwrites the Company’s bonds for liquor licenses, utilities, liens and construction and (iv) $2.0 million and $3.2 million, respectively, of the credit facility was committed for the issuance of other letters of credit. OSI’s total outstanding letters of credit issued under its working capital revolving credit facility may not exceed $75.0 million. Fees for the letters of credit range from 2.00% to 2.25% and the commitment fees for unused working capital revolving credit commitments range from 0.38% to 0.50%.

Proceeds of loans under OSI’s $100.0 million pre-funded revolving credit facility, which expires June 14, 2013, are available to provide financing for capital expenditures, if the capital expenditure account described above has a zero balance. As of December 31, 2011 and 2010, OSI had $33.0 million and $78.1 million, respectively, outstanding on its pre-funded revolving credit facility. These borrowings were recorded in “Current portion of long-term debt” in the Company’s Consolidated Balance Sheets, as OSI is required to repay any outstanding borrowings in April following each fiscal year using its “annual true cash flow,” as defined in the credit agreement. At each rate adjustment, OSI has the option to select the Base Rate plus 125 basis points or a Eurocurrency Rate plus 225 basis points for the borrowings under this facility. In either case, the interest rate is reduced by 25 basis points if the associated Moody’s Applicable Corporate Rating then most recently published is B1 or higher. Fees for the unused portion of the pre-funded revolving credit facility are 2.43%.

OSI’s senior secured credit facilities require it to comply with certain financial covenants, including a quarterly Total Leverage Ratio (“TLR”) test and an annual Minimum Free Cash Flow (“MFCF”) test. The TLR is the ratio of OSI’s Consolidated Total Debt to OSI’s Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization and certain other adjustments as defined in the senior secured credit facilities) and may not exceed 6.00 to 1.00. On an annual basis, if the Rent Adjusted Leverage Ratio (“RALR”), as defined, is greater than or equal to 5.25 to 1.00, OSI’s MFCF cannot be less than $75.0 million. MFCF is calculated as OSI’s Consolidated EBITDA plus decreases in OSI’s Consolidated Working Capital less OSI’s Consolidated Interest Expense, OSI’s Capital Expenditures (except for that funded by OSI’s senior secured pre-funded revolving credit facility), increases in OSI’s Consolidated Working Capital and OSI’s cash paid for taxes. (All of the above capitalized terms are as defined in the credit agreement). The credit agreement governing OSI’s senior secured credit facilities, as amended on January 28, 2010, also includes negative covenants that, subject to significant exceptions, limit its ability and the ability of its restricted subsidiaries to: incur liens, make investments and loans, make capital expenditures (as described below), incur indebtedness or guarantees, engage in mergers, acquisitions and assets sales, declare dividends, make payments or redeem or repurchase equity interests, alter its business, engage in certain transactions with affiliates, enter into agreements limiting subsidiary distributions and prepay, redeem or purchase certain indebtedness. OSI’s senior secured credit facilities contain customary representations and warranties, affirmative covenants and events of default. At December 31, 2011 and 2010, OSI was in compliance with its debt covenants.

OSI’s capital expenditures are limited by the credit agreement. The annual capital expenditure limits range from $200.0 million to $250.0 million with various carry-forward and carry-back allowances. OSI’s annual expenditure limits may increase after an acquisition. However, if (i) the RALR at the end of a fiscal year is greater than 5.25 to 1.00, (ii) OSI’s “annual true cash flow” is insufficient to repay fully its pre-funded revolving credit facility and (iii) the capital expenditure account has a zero balance, its capital expenditures will be limited to $100.0 million for the succeeding fiscal year. This limitation will remain until there are no pre-funded

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revolving credit facility loans outstanding and the amount on deposit in the capital expenditures account is greater than zero or until the RALR is less than 5.25 to 1.00. In 2010, OSI’s capital expenditures were limited to $100.0 million as a result of the conditions described above. In 2011, OSI was not subject to this limitation and will not be subject to it in 2012.

The obligations under OSI’s senior secured credit facilities are guaranteed by each of its current and future domestic 100% owned restricted subsidiaries in its Outback Steakhouse and Carrabba’s Italian Grill concepts and certain non-restaurant subsidiaries (the “Guarantors”) and by OSI HoldCo, Inc. (“OSI HoldCo”), the Company’s indirect, wholly-owned subsidiary and OSI’s direct owner. Subject to the conditions described below, the obligations are secured by a perfected security interest in substantially all of OSI’s assets and the assets of the Guarantors and OSI HoldCo, in each case, now owned or later acquired, including a pledge of all of OSI’s capital stock, the capital stock of substantially all of OSI’s domestic wholly-owned subsidiaries and 65% of the capital stock of certain of OSI’s material foreign subsidiaries that are directly owned by OSI, OSI HoldCo, or a Guarantor. Also, OSI is required to provide additional guarantees of the senior secured credit facilities in the future from other domestic wholly-owned restricted subsidiaries if the Consolidated EBITDA attributable to OSI’s non-guarantor domestic wholly-owned restricted subsidiaries as a group exceeds 10% of OSI’s Consolidated EBITDA as determined on an OSI company-wide basis. If this occurs, guarantees would be required from additional domestic wholly-owned restricted subsidiaries in such number that would be sufficient to lower the aggregate Consolidated EBITDA of the non-guarantor domestic wholly-owned restricted subsidiaries as a group to an amount not in excess of 10% of the OSI company-wide Consolidated EBITDA.

On June 14, 2007, PRP entered into first mortgage and mezzanine loans (together, the commercial mortgage-backed securities loan, or the “CMBS Loan”) totaling $790.0 million. As part of the CMBS Loan, the lenders, German American Capital Corporation and Bank of America, N.A., have a security interest in PRP’s properties and related improvements located throughout the United States and direct and indirect equity interests in PRP.

The CMBS Loan comprised a note payable and four mezzanine notes. The CMBS Loan had a maturity date of June 9, 2011, subject to one additional one-year extension by PRP to a maximum maturity date of June 9, 2012. During 2011, PRP elected to exercise the one-year extension.

All notes bore interest at the one-month LIBOR which was 0.28% and 0.27% at December 31, 2011 and 2010, respectively, plus an applicable spread which ranged from 0.51% to 4.25%. Interest-only payments were made on the ninth calendar day of each month and interest accrues beginning on the fifteenth calendar day of the preceding month.

The CMBS Loan required PRP to comply with certain financial covenants, including a lease coverage ratio and a loan to value ratio as defined in the CMBS Loan agreement. The CMBS Loan also contained customary representations, warranties, affirmative covenants and events of default. Upon disposal of any location that collateralized the CMBS Loan, PRP was required to pay the portion of the CMBS Loan principal that related to each disposed location. During the years ended December 31, 2011 and 2010, PRP did not dispose of any locations and therefore did not pay any principal on the CMBS loan for disposed location.

Subsequent to December 31, 2011, PRP repaid its CMBS Loan and New Private Restaurant Properties, LLC (“New PRP”), the Company’s wholly-owned, indirect subsidiary, entered into a new commercial mortgage-backed securities loan (the “2012 CMBS Loan”). As a result of the 2012 CMBS Loan refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011 (see Note 20).

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 14, 2007, OSI issued senior notes in an original aggregate principal amount of $550.0 million under an indenture among OSI, as issuer, OSI Co-Issuer, Inc., as co-issuer (“Co-Issuer”), a third-party trustee and the Guarantors. The senior notes mature on June 15, 2015. Interest is payable semiannually in arrears, at 10% per annum, in cash on each June 15 and December 15. Interest payments to the holders of record of the senior notes occur on the immediately preceding June 1 and December 1. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. The principal balance of senior notes outstanding at December 31, 2011 and 2010 was $248.1 million.

The senior notes are guaranteed on a senior unsecured basis by each restricted subsidiary that guarantees the senior secured credit facility. Under the terms of the indenture, the restricted subsidiaries shall be automatically and unconditionally released and discharged as guarantors of the senior notes if: (i) the subsidiary is sold or sells all of its fixed assets; (ii) the subsidiary is declared “unrestricted” for covenant purposes; (iii) the subsidiary’s guarantee of other indebtedness is terminated or released; or (iv) the requirement for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied.

The senior notes are general, unsecured senior obligations of OSI, Co-Issuer and the Guarantors and are equal in right of payment to all existing and future senior indebtedness, including the senior secured credit facility. The senior notes are effectively subordinated to all of OSI’s, Co-Issuer’s and the Guarantors’ secured indebtedness, including the senior secured credit facility, to the extent of the value of the assets securing such indebtedness. The senior notes are senior in right of payment to all of OSI’s, Co-Issuer’s and the Guarantors’ existing and future subordinated indebtedness.

The indenture governing the senior notes limits, under certain circumstances, OSI’s ability and the ability of Co-Issuer and OSI’s restricted subsidiaries to: incur liens, make investments and loans, incur indebtedness or guarantees, engage in mergers, acquisitions and assets sales, declare dividends, make payments or redeem or repurchase equity interests, alter its business, engage in certain transactions with affiliates, enter into agreements limiting subsidiary distributions and prepay, redeem or purchase certain indebtedness.

In accordance with the terms of the senior notes and the senior secured credit facility, OSI’s restricted subsidiaries are also subject to restrictive covenants. Under certain circumstances, OSI is permitted to designate subsidiaries as unrestricted subsidiaries, which would cause them not to be subject to the restrictive covenants of the indenture or the credit agreement. As of December 31, 2011 and 2010, all but one of OSI’s consolidated subsidiaries were restricted subsidiaries, as a subsidiary that operated six restaurants in Canada was designated as an unrestricted subsidiary in April 2009.

Additional senior notes may be issued under the indenture from time to time, subject to certain limitations. Initial and additional senior notes issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

OSI may redeem some or all of the senior notes at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) listed below, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date. The redemption prices are effective for a twelve-month period beginning on June 15 of each of the years indicated below.

After June 15th	Percentage
2011	105.0%
2012	102.5%
2013 and thereafter	100.0%

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon a change in control as defined in the indenture, OSI would be required to make an offer to purchase all of the senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued interest and unpaid interest and additional interest, if any, to the date of purchase.

During the first quarter of 2009, OSI purchased $240.1 million in aggregate principal amount of its senior notes in a cash tender offer. OSI paid $73.0 million for the senior notes purchased and $6.7 million of accrued interest. The Company recorded a gain from the extinguishment of debt of $158.1 million in the line item “Gain on extinguishment of debt” in its Consolidated Statement of Operations for the year ended December 31, 2009. The gain was reduced by $6.1 million for the pro rata portion of unamortized deferred financing fees that related to the extinguished senior notes and by $3.0 million for fees related to the tender offer. The purpose of the tender offer was to reduce the principal amount of debt outstanding, reduce the related debt service obligations and improve OSI’s financial covenant position under its senior secured credit facilities.

As of December 31, 2011 and 2010, OSI had approximately $9.1 million and $7.6 million, respectively, of notes payable at interest rates ranging from 0.76% to 7.00% and from 1.07% to 7.00%, respectively. These notes have been primarily issued for buyouts of managing and area operating partner interests in the cash flows of their restaurants and generally are payable over a period of two through five years.

Debt Guarantees

OSI is the guarantor of an uncollateralized line of credit that permits borrowing of up to a maximum of $24.5 million for its joint venture partner, RY-8, in the development of Roy’s restaurants. The line of credit originally expired in December 2004 and was amended for a fourth time on April 1, 2009 to a revised termination date of April 15, 2013. According to the terms of the credit agreement, RY-8 may borrow, repay, re-borrow or prepay advances at any time before the termination date of the agreement. On the termination date of the agreement, the entire outstanding principal amount of the loan then outstanding and any accrued interest is due. At December 31, 2011 and 2010, the outstanding balance on the line of credit was $24.5 million.

RY-8’s obligations under the line of credit are unconditionally guaranteed by OSI and Roy’s Holdings, Inc. (“RHI”). If an event of default occurs, as defined in the agreement, the total outstanding balance, including any accrued interest, is immediately due from the guarantors. At December 31, 2011 and 2010, $24.5 million of OSI’s $150.0 million working capital revolving credit facility was committed for the issuance of a letter of credit for this guarantee.

If an event of default occurs and RY-8 is unable to pay the outstanding balance owed, OSI would, as one of the two guarantors, be liable for this balance. However, in conjunction with the credit agreement, RY-8 and RHI have entered into an Indemnity Agreement and a Pledge of Interest and Security Agreement in OSI’s favor. These agreements provide that if OSI is required to perform under its obligation as guarantor pursuant to the credit agreement, then RY-8 and RHI will indemnify OSI against all losses, claims, damages or liabilities which arise out of or are based upon its guarantee of the credit agreement. RY-8’s and RHI’s obligations under these agreements are collateralized by a first priority lien upon and a continuing security interest in any and all of RY-8’s interests in the joint venture.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate mandatory principal payments of total consolidated debt outstanding at December 31, 2011 (excluding guaranteed debt), for the next five years, are summarized as follows (in thousands):

2012	$332,905
2013	87,695
2014	937,662
2015	259,300
2016	11,446
Thereafter	455,782

Total	$2,084,790

The following table includes the maturity of the Company’s debt and debt guarantees (in thousands):

	Total	Payable During 2012	Payable During 2013-2016	Payable After 2016
Debt	$2,084,790	$332,905	$1,296,103	$455,782
Debt guarantees:
Maximum availability of debt guarantees	$25,957	$—	$24,500	$1,457
Amount outstanding under debt guarantees	25,957	—	24,500	1,457
Carrying amount of liabilities	24,500	—	24,500	—

12. Other Long-term Liabilities, Net

Other long-term liabilities, net, consisted of the following (in thousands):

	December 31,
	2011	2010
Accrued insurance liability	$39,575	$40,181
Unfavorable leases, net of accumulated amortization of $18,891 and $15,034 at December 31, 2011 and 2010, respectively	62,012	66,660
PEP obligation	77,642	65,880
Supplemental PEP obligation	16,235	20,055
Other liabilities	23,288	23,786

	$218,752	$216,562

The Company maintains endorsement split dollar insurance policies with a death benefit ranging from $5.0 million to $10.0 million for certain of its current and former executive officers. The Company is the beneficiary of the policies to the extent of premiums paid or the cash value, whichever is greater, with the balance being paid to personal beneficiaries designated by the executive officers. The Company has agreed not to terminate the policies regardless of continued employment except that the Company may terminate one executive officer’s policy prior to his completion of seven years of employment with the Company commencing January 1, 2006. As of December 31, 2011 and 2010, the Company has $13.4 million and $12.4 million recorded in Other long-term liabilities for the endorsement split dollar insurance policies.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Comprehensive Income (Loss) and Foreign Currency Translation and Transactions

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Total comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 was $106.5 million, $63.7 million and ($54.6) million, respectively, which included the effect of (losses) and gains from translation adjustments of approximately ($2.7) million, $4.6 million and $10.3 million, respectively.

Accumulated other comprehensive loss contained only foreign currency translation adjustments as of December 31, 2011 and 2010.

Foreign currency transaction gains and losses are recorded in “Other income (expense), net” in the Company’s Consolidated Statements of Operations and was a net gain (loss) of $0.8 million, $3.0 million and $(0.2) million for the years ended December 31, 2011, 2010 and 2009, respectively.

14. Income Taxes

The following table presents the domestic and foreign components of income (loss) before provision (benefit) for income taxes (in thousands):

	Years Ended December 31,
	2011	2010	2009
Domestic	$105,620	$58,346	$(80,202)
Foreign	25,275	22,130	12,897

	$130,895	$80,476	$(67,305)

Provision (benefit) for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2011	2010	2009
Current provision (benefit):
Federal	$382	$(4,324)	$(75)
State	10,556	12,430	6,794
Foreign	10,953	8,012	6,858

	21,891	16,118	13,577

Deferred (benefit) provision:
Federal	(127)	1,215	(12,345)
State	(179)	10	(2,467)
Foreign	131	3,957	(1,227)

	(175)	5,182	(16,039)

Provision (benefit) for income taxes	$21,716	$21,300	$(2,462)

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of income taxes calculated at the United States federal tax statutory rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2011	2010	2009
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	4.1	4.8	(3.8)
Provision for goodwill impairment	—	—	(30.3)
Valuation allowance on deferred income tax assets	7.6	13.2	(15.0)
Employment related credits, net	(19.1)	(22.4)	26.9
Net officers life insurance expense	0.9	(1.3)	3.7
Noncontrolling interests	(4.3)	(5.1)	1.0
Tax settlements and related adjustments	1.3	3.8	(7.2)
Excess tax benefits from stock-based compensation arrangements	—	—	(9.0)
Loss on investments	(5.6)	—	—
Foreign rate differential	(2.4)	(2.1)	1.9
Other, net	(0.9)	0.6	0.5

Total	16.6%	26.5%	3.7%

The effective income tax rate for the year ended December 31, 2011 was 16.6% compared to 26.5% for the year ended December 31, 2010. The net decrease in the effective income tax rate in 2011 as compared to the previous year was primarily due to the increase in the domestic pretax book income in which the deferred income tax assets are subject to a valuation allowance and the state and foreign income tax provision being a lower percentage of consolidated pretax income as compared to the prior year. The effective income tax rate for the year ended December 31, 2010 was 26.5% compared to 3.7% for the year ended December 31, 2009. The net increase in the effective income tax rate in 2010 as compared to the previous year was primarily due to the effect of the change in the valuation allowance against deferred income tax assets.

The effective income tax rate for the year ended December 31, 2011 was lower than the combined federal and state statutory rate of 38.7% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips and loss on investments as a result of the sale of assets in Japan together being such a large percentage of pretax income. The effective income tax rate for the year ended December 31, 2010 was lower than the combined federal and state statutory rate of 38.9% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips, which was partially offset by the valuation allowance and income taxes in states that only have limited deductions in computing the state current income tax provision. The effective income tax rate for the year ended December 31, 2009 was significantly lower than the combined federal and state statutory rate of 38.9% primarily due to an increase in the valuation allowance on deferred income tax assets, which was partially offset by the benefit of the tax credit for excess FICA tax on employee-reported tips being such a large percentage of pretax loss.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2011	2010
Deferred income tax assets:
Deferred rent	$26,421	$21,879
Insurance reserves	21,740	22,849
Unearned revenue	9,375	8,716
Deferred compensation	78,351	67,710
Allowance for receivables	762	13,696
Net operating loss carryforward	19,397	35,356
Federal tax credit carryforward	146,991	105,802
Deferred loss on contingent debt guarantee	9,493	9,538
Other, net	105	5,348

Gross deferred income tax assets	312,635	290,894
Less: valuation allowance	(35,837)	(25,886)

Net deferred income tax assets	276,798	265,008

Deferred income tax liabilities:
Less: property, fixtures and equipment basis differences	(232,604)	(225,631)
Less: intangible asset basis differences	(148,433)	(143,702)
Less: deferred gain on extinguishment of debt	(57,064)	(57,100)

Net deferred income tax liabilities	$(161,303)	$(161,425)

The changes in the valuation allowance account for the deferred income tax assets are as follows (in thousands):

Balance at January 1, 2009	$4,992
Change in assessments about the realization of deferred income tax assets	16,985

Balance at December 31, 2009	21,977

Change in assessments about the realization of deferred income tax assets	3,909

Balance at December 31, 2010	25,886

Change in assessments about the realization of deferred income tax assets	9,951

Balance at December 31, 2011	$35,837

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A valuation allowance reduces the deferred income tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. After consideration of all of the evidence, the Company has determined that a valuation allowance of $35.8 million and $25.9 million is necessary at December 31, 2011 and 2010, respectively.

A provision (benefit) for income taxes has not been recorded for any United States or additional foreign taxes on undistributed earnings related to the Company’s foreign affiliates as these earnings were and are expected to continue to be permanently reinvested. If the Company identifies an exception to its general reinvestment policy of undistributed earnings, additional taxes will be posted. It is not practical to determine the amount of unrecognized deferred income tax liabilities on the undistributed earnings.

The Company has a federal net operating loss carryforward for tax purposes of approximately $49.4 million. This loss can be carried forward for 20 years from the tax year in which it is was generated and will expire in the years 2027 and 2029. The Company has state net operating loss carryforwards of approximately $46.2 million. These state net operating loss carryforwards will expire between 2012 and 2029. The Company has foreign net operating loss carryforwards of approximately $5.5 million. These foreign net operating loss carryforwards will expire between 2015 and 2018.

The Company has general business tax credits of approximately $138.8 million. These credits can be carried forward for 20 years and will expire between 2027 and 2031. The Company has foreign tax credits available to utilize against federal income taxes of approximately $15.6 million. These credits can be carried forward for ten years and will expire between 2017 and 2021.

As of December 31, 2011 and December 31, 2010, the Company had $14.0 million and $16.4 million, respectively, of unrecognized tax benefits ($1.5 million and $1.3 million, respectively, in “Other long-term liabilities, net,” $2.5 million and $6.3 million, respectively, in “Accrued and other current liabilities” and $10.0 million and $8.8 million, respectively, in “Deferred income tax liabilities”). Additionally, the Company accrued $4.1 million and $6.1 million of interest and penalties related to uncertain tax positions as of December 31, 2011 and December 31, 2010, respectively. Of the total amount of unrecognized tax benefits, including accrued interest and penalties, $15.2 million and $18.0 million, respectively, if recognized, would impact the Company’s effective tax rate. The difference between the total amount of unrecognized tax benefits and the amount that would impact the effective tax rate consists of items that are offset by deferred income tax assets and the federal tax benefit of state income tax items.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

Balance at January 1, 2009	$16,537
Increases for tax positions taken during a prior period	2,920
Increases for tax positions taken during the current period	2,536
Settlements with taxing authorities	(5,189)
Lapses in the applicable statutes of limitations	(2,393)

Balance at December 31, 2009	$14,411

Increases for tax positions taken during a prior period	1,889
Decreases for tax positions taken during a prior period	(676)
Increases for tax positions taken during the current period	3,801
Settlements with taxing authorities	58
Lapses in the applicable statutes of limitations	(3,096)

Balance at December 31, 2010	$16,387

Increases for tax positions taken during a prior period	472
Decreases for tax positions taken during a prior period	(708)
Increases for tax positions taken during the current period	2,136
Settlements with taxing authorities	(4,190)
Lapses in the applicable statutes of limitations	(58)

Balance at December 31, 2011	$14,039

In many cases, the Company’s uncertain tax positions are related to tax years that remain subject to examination by relevant taxable authorities. Based on the outcome of these examinations, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related recorded unrecognized tax benefits for tax positions taken on previously filed tax returns will decrease by approximately $5.0 million to $6.0 million within the next twelve months after December 31, 2011.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2007 through 2010. The Company and its subsidiaries’ state and foreign income tax returns are also open to audit under the statute of limitations for the years ended December 31, 2000 through 2010.

The Company accounts for interest and penalties related to uncertain tax positions as part of its Provision for income taxes and recognized expense of $0.9 million, $2.1 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Recently Issued Financial Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU No. 2011-04”) that establishes a number of new requirements for fair value measurements. These include: (i) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity’s net exposure to the group; (ii) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (iii) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. Additionally, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. While the provisions of ASU No. 2011-04 will increase the Company’s fair value disclosures, this guidance will not have an impact on the Company’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU No. 2011-05”) that eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Instead, the new guidance requires the Company to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU No. 2011-05 must be applied retrospectively and is effective for public companies during the interim and annual periods beginning after December 15, 2011, with early adoption permitted. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”), which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The deferral of the presentation requirements does not impact the effective date of the other requirements in ASU 2011-05. During the deferral period, the existing requirements in generally accepted accounting principles in the United States (“U.S. GAAP”) for the presentation of reclassification adjustments must continue to be followed. ASU No. 2011-12 is effective for public companies during the interim and annual periods beginning after December 15, 2011. ASU No. 2011-05 and ASU No. 2011-12 will not have an impact on the Company’s financial position, results of operations or cash flows as the guidance only requires a presentation change to comprehensive income.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment,” (“ASU No. 2011-08”) which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step quantitative goodwill impairment test. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing entities to go directly to the quantitative assessment. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. This guidance will not have a material impact on the Company’s financial position, results of operations or cash flows.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2011, the FASB issued ASU No. 2011-10, “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification,” (“ASU No. 2011-10”) which applies to a parent company that ceases to have a controlling financial interest in a subsidiary, that is in substance real estate, as a result of a default on the subsidiary’s nonrecourse debt. The new guidance emphasizes that the parent should only deconsolidate the real estate subsidiary when legal title to the real estate is transferred to the lender and the related nonrecourse debt has been extinguished. If the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This standard takes effect for public companies during the annual and interim periods beginning on or after June 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210) -Disclosures about Offsetting Assets and Liabilities,” (“ASU 2011-11”) which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. The guidance requires the Company to provide both net and gross information for these assets and liabilities. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective application required. This guidance will not have an impact on the Company’s financial position, results of operations or cash flows as it only requires a presentation change to offsetting (netting) assets and liabilities.

16. Commitments and Contingencies

Operating Leases

The Company leases restaurant and office facilities and certain equipment under operating leases having initial terms expiring between 2012 and 2024. The restaurant facility leases have renewal clauses primarily from five to 30 years exercisable at the option of the Company. Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease and may include potential rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. Certain of these leases require the payment of contingent rentals leased on a percentage of gross revenues, as defined by the terms of the applicable lease agreement. Total rental expense for the years ended December 31, 2011, 2010 and 2009 was approximately $132.9 million, $128.1 million and $132.0 million, respectively, and included contingent rentals of approximately $5.6 million, $4.5 million and $3.8 million, respectively.

As of December 31, 2011, future minimum rental payments under non-cancelable operating leases (including leases for restaurants scheduled to open in 2012) are as follows (in thousands):

2012	$106,258
2013	98,174
2014	81,771
2015	64,053
2016	45,993
Thereafter	107,130

Total minimum lease payments(1)	$503,379

(1)	Total minimum lease payments have not been reduced by minimum sublease rentals of $3.0 million due in future periods under non-cancelable subleases. On March 14, 2012, the Company entered into a sale-

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

leaseback transaction with two third-party real estate institutional investors in which the Company sold 67 restaurant properties and then simultaneously leased these properties back under nine master leases with initial terms of 20 years each. As a result, the Company will have an additional $362.6 million of operating lease payments over the initial terms of these lease agreements (see Note 20).

Purchase Obligations

The Company has minimum purchase commitments with various vendors through June 2016. Outstanding commitments consist primarily of minimum purchase commitments of beef, cheese, potatoes and other food and beverage products related to normal business operations and contracts for advertising, marketing, sports sponsorships, printing and technology. In 2011, the Company purchased more than 90% of its beef raw materials from four beef suppliers who represented approximately 75% of the total beef marketplace in the United States.

Litigation and Other Matters

The Company is subject to legal proceedings, claims and liabilities, such as liquor liability, sexual harassment and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions will not have a material adverse impact on the Company’s financial position or results of operations and cash flows. The Company accrues for loss contingencies that are probable and reasonably estimable. The Company generally does not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

Guarantees and RY-8, Inc.

OSI guarantees debt owed to banks by one of its joint venture partners and by landlords of one of its Outback Steakhouse restaurants in South Korea. The maximum amount guaranteed and the outstanding guaranteed amount were each approximately $26.0 million at December 31, 2011. OSI would have to perform under the guarantees if the borrowers default under their respective loan agreements. A default would cause OSI to exercise all available rights and remedies.

Pursuant to the Company’s joint venture agreement for the development of Roy’s restaurants, RY-8, its joint venture partner, has the right to require the Company to purchase up to 50% of RY-8’s interest in the joint venture at any time after June 17, 2009. The purchase price would be equal to the fair market value of the joint venture as of the date that RY-8 exercised its put option multiplied by the percentage purchased.

As of December 31, 2011, the Company is due $2.8 million from RY-8 for interest and line of credit renewal fees and capital expenditures for additional restaurant development made on behalf of RY-8 because the joint venture partner’s $24.5 million line of credit was fully extended. This amount is eliminated in consolidation (see Note 18). Additional payments on behalf of RY-8 may be required in the future.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Insurance

The Company purchased insurance for individual claims that exceed the amounts listed in the following table:

	2011	2010	2009
Workers’ Compensation	$1,500,000	$1,500,000	$1,500,000
General Liability(1)	1,500,000	1,500,000	1,500,000
Health(2)	400,000	300,000	300,000
Property Coverage(3)	2,500,000 / 500,000	2,500,000 / 500,000	2,500,000 /500,000
Employment Practices Liability	2,000,000	2,000,000	2,000,000
Directors’ and Officers’ Liability	250,000	250,000	250,000
Fiduciary Liability	25,000	25,000	25,000

(1)	In 2011, claims arising from liquor liability had the same self-insured retention as general liability. For claims in 2010 and 2009, there was an additional $1.0 million self-insured retention per claim until a $2.0 million liquor liability aggregate had been met. At that time, any claims arising from liquor liability reverted to the general liability self-insured retention.
(2)	The Company is self-insured for all aggregate health benefits claims, limited to $0.4 million per covered individual in 2011 and $0.3 million per covered individual in 2010 and 2009. The Company retained the first $0.3 million, $0.4 million and $0.2 million of payable losses under the plan as an additional deductible in 2011, 2010 and 2009, respectively. The 2010 and 2009 insurer’s liability was limited to $2.0 million per individual per year.
(3)	The Company has a $0.5 million deductible per occurrence for those properties that collateralize PRP’s CMBS Loan and a $2.5 million deductible per occurrence for all other locations. Property limits are $60.0 million each occurrence, and the Company does not quota share in any loss above either deductible level.

The Company records a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to the Company. In establishing reserves, the Company considers certain actuarial assumptions and judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors or future adjustments to these estimates may produce materially different amounts of expense that would be reported under these programs. Reserves recorded for worker’s compensation and general liability claims are discounted using the average of the 1-year and 5-year risk free rate of monetary assets that have comparable maturities. When recovery from an insurance policy is considered probable, a receivable is recorded.

The payments the Company expects to make as of December 31, 2011 for each of the five succeeding years and the aggregate amount thereafter are as follows:

2012	$13,574
2013	13,117
2014	6,727
2015	4,473
2016	4,474
Thereafter	11,645

$54,010

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the expected aggregate undiscounted amount to the amount recognized in the Consolidated Balance Sheets is as follows:

	December 31,
	2011	2010
Reconciliation of Undiscounted Amount to Liability
Undiscounted liability	$54,010	$56,894
Less: discount	(862)	(1,450)

Liability balance	$53,148	$55,444

Discount rates of 0.48% and 0.70% were used for December 31, 2011 and 2010, respectively. The discounted liabilities are presented in the Company’s Consolidated Balance Sheets as follows:

	December 31,
	2011	2010
Accrued and other current liabilities	$13,574	$15,263
Other long-term liabilities, net	39,574	40,181

17. Related Parties

Paradise Restaurant Group, LLC

In September 2009, the Company sold its Cheeseburger in Paradise concept, which included 34 restaurants, to Paradise Restaurant Group, LLC (“PRG”), an entity formed and controlled by the president of the concept. Other investors in PRG include a current development partner in certain Carrabba’s Italian Grill restaurants and former Company employees. Based on the terms of the purchase and sale agreement, the Company continued to consolidate PRG after the sale transaction since the Company was considered the primary beneficiary of the entity under the then applicable accounting guidance. However, upon adoption of new accounting guidance for variable interest entities on January 1, 2010, the Company is no longer the primary beneficiary of PRG, and as a result, PRG is no longer considered a related party as of January 1, 2010 (see Note 18).

The Company provided the financing for the sale of the Cheeseburger in Paradise concept in the form of a $2.0 million promissory note that bears interest at a rate of 600 basis points over the 90-day LIBOR. The promissory note must be repaid in five annual installments that commence one year from the September 15, 2009 closing date. In accordance with the terms of the promissory note, the annual principal and interest payment amounts are based on the cash flow of PRG, subject to certain maximum payment limits. The promissory note and the payment of the purchase price are secured by a first priority purchase money security interest in the membership interests and assets of PRG. The loan agreement for the promissory note also contains certain protective covenants such as, but not limited to: (i) PRG must obtain the Company’s prior written approval before incurring any additional indebtedness or new lease obligations or before extending or renewing any existing obligations, (ii) the Company retains the right to approve PRG’s financial capital and development plans, (iii) PRG cannot make any distributions, dividends or other payment of funds other than approved in an annual capital and financial plan and (iv) PRG cannot make any substantial change to its executive or management personnel or change its general character of business without the Company’s prior written consent.

The Company also provided PRG a $2.0 million revolving line of credit (reduced to $1.0 million in September 2010) to assist with seasonal cash flow shortages. The revolving line of credit matured on September 15, 2011 and there were no draws on the revolving line of credit prior to maturity.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company assigned PRG all restaurant property leases under their current terms, except for three locations that are leased under modified terms as provided in the purchase and sale agreement. For certain of the assigned third-party leases, the Company remains contingently liable. The buyer is responsible for paying common area maintenance, real estate taxes and other expenses on these restaurant properties.

T-Bird Nevada, LLC

On February 19, 2009, the Company filed an action in Florida against T-Bird Nevada, LLC (“T-Bird”) and certain of its affiliates (collectively, the “T-Bird Parties”). T-Bird is a limited liability company affiliated with the Company’s California franchisees of Outback Steakhouse restaurants. The action sought payment on a promissory note made by T-Bird that the Company purchased from T-Bird’s former lender, among other remedies. The principal balance on the promissory note, plus accrued and unpaid interest, was approximately $33.3 million at the time it was purchased. On September 11, 2009, the T-Bird Parties filed an answer and counterclaims against the Company and certain of its officers and affiliates. The answer generally denied T-Bird’s liability on the loan, and the counterclaims restated the same claims made by the T-Bird Parties in their California action (as described below).

On February 20, 2009, the T-Bird Parties filed suit against the Company and certain of its officers and affiliates in the Superior Court of the State of California, County of Los Angeles. After certain legal proceedings, the T-Bird Parties filed an amended complaint on November 29, 2010. Like the original complaint, the T-Bird Parties’ amended complaint claimed, among other things, that the Company made various misrepresentations and breached certain oral promises allegedly made by the Company and certain of its officers to the T-Bird Parties that the Company would acquire the restaurants owned by the T-Bird Parties and until that time the Company would maintain financing for the restaurants that would be nonrecourse to the T-Bird Parties. The amended complaint sought damages in excess of $100.0 million, exemplary or punitive damages, and other remedies.

On September 26, 2011, the Company entered into a settlement agreement (the “Settlement Agreement”) with the T-Bird Parties to settle all outstanding litigation with T-Bird. In accordance with the terms of the Settlement Agreement, T-Bird agreed to pay $33.3 million to the Company to satisfy the T-Bird promissory note that the Company purchased from T-Bird’s former lender. This settlement payment was received in November 2011 and recorded as Recovery of note receivable from affiliated entity in the Company’s Consolidated Statement of Operations for the year ended December 31, 2011.

Pursuant to the Settlement Agreement, the Company (through its indirect subsidiary, Outback Steakhouse of Florida, LLC) granted to California Steakhouse Developer, LLC, a T-Bird affiliate, for a period of 20 years, the right to develop and operate Outback Steakhouse restaurants as a franchisee in the State of California as set forth in a development agreement dated November 23, 2011 (the “Development Agreement”).

Additionally, the Company has granted certain T-Bird affiliates (the “T-Bird Entities”) the non-transferable right (the “Put Right”) to require the Company to acquire all of the equity interests in the T-Bird Entities that own Outback Steakhouse restaurants and the rights under the Development Agreement for cash. The closing of the Put Right is subject to certain conditions including the negotiation of a transaction agreement reasonably acceptable to the parties, the absence of dissenters rights being exercised by the equity owners above a specified level and compliance with the Company’s debt agreements. The Put Right is exercisable for a one-year period beginning on the date of closing of an initial public offering (an “IPO”) of at least $100 million worth of shares of the Company’s or an affiliate’s common stock or if the Company or OSI has not completed an IPO, for a period of 60 days after execution of a definitive agreement to sell only the Outback Steakhouse brand and all of its Company-owned Outback Steakhouse restaurants.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Put Right is exercised, the Company will pay a purchase price equal to a multiple of the T-Bird Entities’ earnings before interest, taxes, depreciation and amortization, subject to certain adjustments (“Adjusted EBITDA”), for the trailing 12 months, net of liabilities of the T-Bird Entities. The multiple is equal to 75% of the multiple of the Company’s or affiliate’s Adjusted EBITDA reflected in its stock price in the case of an IPO or, in a sale of the Outback Steakhouse brand, 75% of the multiple of the Adjusted EBITDA that the Company is receiving in the sale. The Company has a one-time right to reject the exercise of the Put Right if the transaction would be dilutive to its consolidated earnings per share. In such event, the Put Right is extended until the first anniversary of the Company’s notice to the T-Bird Entities of such rejection. The Company has agreed to waive all rights of first refusal in its franchise arrangements with the T-Bird Entities in connection with a sale of all, and not less than all, of the assets, or at least 75% of the ownership of the T-Bird Entities.

Bain, Catterton, Founders and Board of Directors

Upon completion of the Merger, the Company entered into a management agreement with Kangaroo Management Company I, LLC (the “Management Company”), whose members are the Founders and entities affiliated with Bain Capital and Catterton. In accordance with the terms of the management agreement, the Management Company provides management services to the Company until the tenth anniversary of the consummation of the Merger, with one-year extensions thereafter until terminated. The Management Company receives an aggregate annual management fee equal to $9.1 million and reimbursement for out-of-pocket and other reimbursable expenses incurred by it, its members, or their respective affiliates in connection with the provision of services pursuant to the agreement. Management fees, including out-of-pocket and other reimbursable expenses, of $9.4 million, $11.6 million and $10.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, were included in “General and administrative” expenses in the Company’s Consolidated Statements of Operations. The management agreement includes customary exculpation and indemnification provisions in favor of the Management Company, Bain Capital and Catterton and their respective affiliates. The management agreement may be terminated by the Company, Bain Capital and Catterton at any time and will terminate automatically upon an initial public offering or a change of control unless the Company and the counterparty(s) determine otherwise.

The Company holds an 89.62% interest in OSI/Fleming’s, LLC and a minority interest holder in the Fleming’s Prime Steakhouse and Wine Bar joint venture holds a 7.88% interest in any Fleming’s Prime Steakhouse and Wine Bar restaurants that opened prior to 2009. The remaining 2.50% is owned by AWA III Steakhouses, Inc., which is wholly-owned by a former Chairman of the Board of Directors (through December 31, 2011) and former named executive officer of the Company, through a revocable trust in which he and his wife are the grantors, trustees and sole beneficiaries. The Company assumed the minority interest holder’s 7.88% ownership interest in any Fleming’s Prime Steakhouse and Wine Bar restaurants that opened in 2009 or later and AWA III Steakhouses, Inc.’s interest remains at 2.50% for these restaurants.

Other

The Company holds a 50% ownership interest in the Brazilian Joint Venture, which was formed in 1998 for the purpose of operating Outback Steakhouse franchise restaurants in Brazil. The Company accounts for the Brazilian Joint Venture under the equity method of accounting. At December 31, 2011 and 2010, the net investment of $34.0 million and $31.0 million, respectively, was recorded in “Investments in and advances to unconsolidated affiliates, net,” and a foreign currency translation adjustment of ($3.8) million and $3.5 million, respectively, was recorded in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets and the Company’s share of earnings of $6.8 million, $5.5 million and $2.7 million was recorded in “Income from operations of unconsolidated affiliates” in the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, respectively.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

One of the current and one of the former owners of the Company’s primary domestic beef cutting operation have a greater than 50% combined ownership interest in SEA Restaurants, LLC, the Company’s franchisee of six Outback Steakhouse restaurants in Southeast Asia. These individuals have not received any distributions related to this ownership interest.

18. Variable Interest Entities

The Company consolidates variable interest entities in which the Company is deemed to have a controlling financial interest as a result of the Company having (1) the power to direct the activities that most significantly impact the entity’s economic performance and (2) the obligation to absorb the losses or the right to receive the benefits that could potentially be significant to the variable interest entity. If the Company has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the operations of the variable interest entity are included in the consolidated financial statements (see Note 2).

Roy’s and RY-8, Inc.

The Company’s consolidated financial statements include the accounts and operations of its Roy’s joint venture although it has less than majority ownership. The Company determined it is the primary beneficiary of the joint venture since the Company has the power to direct or cause the direction of the activities that most significantly impact the entity on a day-to-day basis such as decisions regarding menu development, purchasing, restaurant expansion and closings and the management of employee-related processes. Additionally, the Company has the obligation to absorb losses or the right to receive benefits of the Roy’s joint venture that could potentially be significant to the Roy’s joint venture. The majority of capital contributions made by the Company’s partner in the Roy’s joint venture, RY-8, have been funded by loans to RY-8 from a third party where OSI provides a guarantee (see Note 11). The guarantee is secured by a collateral interest in RY-8’s membership interest in the joint venture. The carrying amounts of consolidated assets and liabilities included within the Company’s Consolidated Balance Sheets for the Roy’s joint venture were $26.2 million and $9.6 million, respectively, at December 31, 2011 and $28.7 million and $10.5 million, respectively, at December 31, 2010.

The Company is also the primary beneficiary of RY-8 because its implicit variable interest in that entity, which is considered a de facto related party, indirectly receives the variability of the entity through absorption of RY-8’s expected losses, and therefore the Company also consolidates RY-8. Since RY-8’s $24.5 million line of credit became fully extended in 2007, the Company made interest payments, paid line of credit renewal fees and made capital expenditures for additional restaurant development on behalf of RY-8. The Company is obligated to provide financing, either through OSI’s guarantee with a third-party institution or loans, for all required capital contributions and interest payments. Therefore, any additional RY-8 capital requirements in connection with the joint venture likely will be the Company’s responsibility. The Company classifies OSI’s $24.5 million contingent obligation as guaranteed debt and the portion of income or loss attributable to RY-8 is eliminated in the line item in the Consolidated Statement of Operations entitled “Net income (loss) attributable to noncontrolling interests.” All material intercompany balances and transactions have been eliminated.

Paradise Restaurant Group, LLC

In September 2009, the Company sold its Cheeseburger in Paradise concept, which included 34 restaurants, for $2.0 million to PRG, an entity formed and controlled by the president of the concept. Based on the terms of the purchase and sale agreement, the Company determined at that time that it was the primary beneficiary and continued to consolidate PRG after the sale transaction.

Upon adoption of new accounting guidance for variable interest entities on January 1, 2010, the Company determined that it is no longer the primary beneficiary of PRG. As a result, the Company

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deconsolidated PRG on January 1, 2010. The Company determined that certain rights pursuant to a $2.0 million promissory note, which is fully reserved, owed to the Company by PRG are non-substantive participating rights, and as a result, the Company does not have the power to direct the activities that most significantly impact the entity. At December 31, 2011, the maximum undiscounted exposure to loss as a result of the Company’s involvement with PRG is $25.8 million related to lease payments over a period of 11 years in the event that PRG defaults on these leases.

19. Segment Reporting

The Company operates restaurants under five brands that have similar economic characteristics, nature of products and services, class of customer and distribution methods, and the Company believes it meets the criteria for aggregating its six operating segments, which are the five brands and the Company’s international Outback Steakhouse operations, into a single reporting segment in accordance with the applicable accounting guidance. Approximately 9% of the Company’s total revenues for the year ended December 31, 2011 and 8% of the Company’s total revenues for the years ended December 31, 2010 and 2009 were attributable to operations in foreign countries. Approximately 2% and 3% of the Company’s total long-lived assets, excluding goodwill and intangible assets, were located in foreign countries where the Company holds assets as of December 31, 2011 and 2010, respectively.

20. Subsequent Events

We have evaluated subsequent events for potential recognition and/or disclosure through April 6, 2012, which is the date the consolidated financial statements included in this prospectus were filed with the Securities and Exchange Commission.

Effective March 14, 2012, the Company entered into a sale-leaseback transaction with two third party real estate institutional investors in which the Company sold 67 restaurant properties at fair market value for $194.9 million. The Company then simultaneously leased these properties under nine master leases (collectively, the “REIT Master Leases”). The initial term of the REIT Master Leases are 20 years with four five-year renewal options. One renewal period is at a fixed rental amount and the last three renewal periods are generally based at the then-current fair market values. The sale at fair market value and subsequent leaseback qualified for sale-leaseback accounting treatment, and the REIT Master Leases are classified as operating leases. The Company will defer the recognition of the $42.7 million gain on the sale of certain of the properties over the initial term of the lease. In accordance with the applicable accounting guidance, the 67 restaurant properties are not classified as held for sale at December 31, 2011 since the Company will be leasing back the properties.

Effective March 27, 2012, New PRP entered into the 2012 CMBS Loan with German American Capital Corporation and Bank of America, N.A. The 2012 CMBS Loan totals $500.0 million and is comprised of a first mortgage loan in the amount of $324.8 million, collateralized by 261 of the Company’s properties, and two mezzanine loans totaling $175.2 million. The loans have a maturity date of April 10, 2017. The first mortgage loan has five fixed rate components and a floating rate component. The fixed rate components bear interest at a rate of 2.37% to 6.81% per annum. The floating rate component bears interest at a rate per annum equal to the 30-day LIBOR rate (with a floor of 1%) plus 2.37%. The first mezzanine loan bears interest at a rate of 9.0% per annum, and the second mezzanine loan bears interest at a rate of 11.25% per annum. The proceeds from the 2012 CMBS Loan, together with the proceeds from the sale-leaseback transaction described above and excess cash held in PRP, were used to repay PRP’s existing CMBS Loan. As a result of the 2012 CMBS Loan refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million, was classified as current at December 31, 2011. During the first quarter of 2012, the Company recorded a $2.9 million Loss on extinguishment of debt.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data, Unaudited)

	March 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$335,059	$482,084
Current portion of restricted cash	7,076	20,640
Inventories	68,394	69,223
Deferred income tax assets	27,656	31,959
Other current assets, net	87,798	104,373

Total current assets	525,983	708,279
Restricted cash	20,415	3,641
Property, fixtures and equipment, net	1,478,356	1,635,898
Investments in and advances to unconsolidated affiliates, net	37,681	35,033
Goodwill	269,414	268,772
Intangible assets, net	562,208	566,148
Other assets, net	143,165	136,165

Total assets	$3,037,222	$3,353,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$106,835	$97,393
Accrued and other current liabilities	171,439	211,486
Current portion of partner deposits and accrued partner obligations	16,999	15,044
Unearned revenue	202,201	299,596
Current portion of long-term debt	58,490	332,905

Total current liabilities	555,964	956,424
Partner deposits and accrued partner obligations	94,633	98,681
Deferred rent	73,056	70,135
Deferred income tax liabilities	188,550	193,262
Long-term debt, net	1,742,163	1,751,885
Guaranteed debt	24,500	24,500
Other long-term liabilities, net	263,232	218,752

Total liabilities	2,942,098	3,313,639

Commitments and contingencies
Shareholders’ Equity
Bloomin’ Brands, Inc. Shareholders’ Equity
Common stock, $.01 par value, 120,000,000 shares authorized; 106,516,725 shares issued and outstanding at March 31, 2012; and 120,000,000 shares authorized; 106,573,193 shares issued and outstanding at December 31, 2011	1,065	1,066
Additional paid-in capital	877,191	874,753
Accumulated deficit	(773,057)	(822,625)
Accumulated other comprehensive loss	(19,195)	(22,344)

Total Bloomin’ Brands, Inc. shareholders’ equity	86,004	30,850
Noncontrolling interests	9,120	9,447

Total shareholders’ equity	95,124	40,297

Total liabilities and shareholders’ equity	$3,037,222	$3,353,936

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues
Restaurant sales	1,045,466	993,109
Other revenues	10,160	8,740

Total revenues	1,055,626	1,001,849

Costs and expenses
Cost of sales	335,859	317,764
Labor and other related	293,501	282,807
Other restaurant operating	218,965	214,157
Depreciation and amortization	38,860	38,288
General and administrative	76,002	61,578
Provision for impaired assets and restaurant closings	4,435	208
Income from operations of unconsolidated affiliates	(2,404)	(3,646)

Total costs and expenses	965,218	911,156

Income from operations	90,408	90,693
Loss on extinguishment of debt	(2,851)	—
Other income (expense), net	54	(303)
Interest expense, net	(20,974)	(21,193)

Income before provision for income taxes	66,637	69,197
Provision for income taxes	12,805	11,082

Net income	53,832	58,115
Less: net income attributable to noncontrolling interests	3,833	3,223

Net income attributable to Bloomin’ Brands, Inc.	$49,999	$54,892

Net income	$53,832	$58,115
Other comprehensive income:
Foreign currency translation adjustment	3,149	3,020

Comprehensive income	56,981	61,135
Less: comprehensive income attributable to noncontrolling interests	3,833	3,223

Comprehensive income attributable to Bloomin’ Brands, Inc.	$53,148	$57,912

Net income attributable to Bloomin’ Brands, Inc. per common share:
Basic	$0.47	$0.52

Diluted	$0.47	$0.52

Weighted average common shares outstanding:
Basic	106,332	106,093

Diluted	107,058	106,526

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Unaudited)

	Bloomin’ Brands, Inc.
	Common Stock	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, December 31, 2011	106,573	$1,066	$874,753	$(822,625)	$(22,344)	$9,447	$40,297
Net income	—	—	—	49,999	—	3,833	53,832
Foreign currency translation adjustment	—	—	—	—	3,149	—	3,149
Stock-based compensation	—	—	706	—	—	—	706
Repurchase of common stock	(56)	(1)	316	(431)	—	—	(116)
Issuance of notes receivable due from shareholders	—	—	(47)	—	—	—	(47)
Repayments of notes receivable due from shareholders	—	—	1,463	—	—	—	1,463
Distributions to noncontrolling interests	—	—	—	—	—	(4,337)	(4,337)
Contributions from noncontrolling interests	—	—	—	—	—	177	177

Balance, March 31, 2012	106,517	$1,065	$877,191	$(773,057)	$(19,195)	$9,120	$95,124

	Bloomin’ Brands, Inc.
	Common Stock	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, December 31, 2010	106,573	$1,066	$871,963	$(922,630)	$(19,633)	$13,323	$(55,911)
Net income	—	—	—	54,892	—	3,223	58,115
Foreign currency translation adjustment	—	—	—	—	3,020	—	3,020
Stock-based compensation	—	—	676	—	—	—	676
Issuance of notes receivable due from shareholders	—	—	(40)	—	—	—	(40)
Distributions to noncontrolling interests	—	—	(38)	—	—	(4,006)	(4,044)
Contributions from noncontrolling interests	—	—	—	—	—	11	11

Balance, March 31, 2011	106,573	$1,066	$872,561	$(867,738)	$(16,613)	$12,551	$1,827

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, Unaudited)

	Three Months Ended March 31,
	2012	2011
Cash flows provided by operating activities:
Net income	$53,832	$58,115
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	38,860	38,288
Amortization of deferred financing fees	2,924	3,168
Amortization of capitalized gift card sales commissions	6,690	5,668
Provision for impaired assets and restaurant closings	4,435	208
Accretion on debt discounts	173	161
Stock-based and other non-cash compensation expense	12,543	11,290
Income from operations of unconsolidated affiliates	(2,404)	(3,646)
Change in deferred income taxes	(333)	(2)
Loss on disposal of property, fixtures and equipment	484	1,120
Unrealized loss (gain) on derivative financial instruments	194	(51)
Gain on life insurance and restricted cash investments	(3,156)	(1,059)
Loss on extinguishment of debt	2,851	—
Change in assets and liabilities:
Decrease in inventories	886	4,838
Decrease (increase) in other current assets	12,763	(7,897)
Decrease in other assets	2,447	1,999
Increase in accrued interest payable	5,830	6,123
(Decrease) increase in accounts payable and accrued and other current liabilities	(42,193)	14,519
Increase in deferred rent	2,834	2,475
Decrease in unearned revenue	(97,751)	(87,675)
Increase (decrease) in other long-term liabilities	187	(5,998)

Net cash provided by operating activities	2,096	41,644

Cash flows provided by (used in) investing activities:
Purchases of Company-owned life insurance	(350)	(342)
Proceeds from sale of Company-owned life insurance	—	1,055
Proceeds from sale of property, fixtures and equipment	1,255	—
Proceeds from sale-leaseback transaction	192,886	—
Capital expenditures	(34,019)	(20,480)
Restricted cash received for capital expenditures, property taxes and certain deferred compensation plans	16,816	4,807
Restricted cash used to fund capital expenditures, property taxes and certain deferred compensation plans	(21,100)	(3,967)
Return on investment from unconsolidated affiliates	332	—

Net cash provided by (used in) investing activities	$155,820	$(18,927)

BLOOMIN’ BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Thousands, Unaudited)

	Three Months Ended March 31,
	2012	2011
Cash flows used in financing activities:
Proceeds from issuance of long-term debt	$495,186	$—
Repayments of long-term debt	(6,642)	(5,695)
Extinguishment of debt	(777,563)	—
Deferred financing fees	(5,399)	—
Contributions from noncontrolling interests	177	11
Distributions to noncontrolling interests	(4,337)	(4,044)
Repayments of partner deposits and accrued partner obligations	(9,242)	(13,257)
Issuance of notes receivable due from shareholders	(47)	(40)
Repayments of notes receivable due from shareholders	1,463	—

Net cash used in financing activities	(306,404)	(23,025)

Effect of exchange rate changes on cash and cash equivalents	1,463	1,514

Net (decrease) increase in cash and cash equivalents	(147,025)	1,206
Cash and cash equivalents at the beginning of the period	482,084	365,536

Cash and cash equivalents at the end of the period	$335,059	$366,742

Supplemental disclosures of cash flow information:
Cash paid for interest	$13,420	$12,109
Cash paid for income taxes, net of refunds	4,992	8,521
Supplemental disclosures of non-cash investing and financing activities:
Conversion of partner deposits and accrued partner obligations to notes payable	$2,646	$2,807
Acquisitions of property, fixtures and equipment through accounts payable or capital lease liabilities	3,423	925

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

Bloomin’ Brands, Inc. (“Bloomin’ Brands” or the “Company”), formerly known as Kangaroo Holdings, Inc., was formed by an investor group comprised of funds advised by Bain Capital Partners, LLC (“Bain Capital”), Catterton Management Company, LLC (“Catterton”), Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon (the “Founders”) and certain members of management. On June 14, 2007, Bloomin’ Brands acquired OSI Restaurant Partners, Inc. by means of a merger and related transactions (the “Merger”). At the time of the Merger, OSI Restaurant Partners, Inc. was converted into a Delaware limited liability company named OSI Restaurant Partners, LLC (“OSI”). In connection with the Merger, Bloomin’ Brands implemented a new ownership and financing arrangement for some of its restaurant properties, pursuant to which Private Restaurant Properties, LLC (“PRP”), a wholly-owned subsidiary of Bloomin’ Brands, acquired 343 restaurant properties from OSI and leased them back to subsidiaries of OSI. OSI remains the primary operating entity and a wholly-owned subsidiary of Bloomin’ Brands continues to lease certain of the Company-owned restaurant properties to OSI’s subsidiaries.

The Company owns and operates casual, upscale casual and fine dining restaurants primarily in the United States. The Company’s restaurant portfolio has five concepts: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse and Wine Bar and Roy’s. Additional Outback Steakhouse, Carrabba’s Italian Grill and Bonefish Grill restaurants in which the Company has no direct investment are operated under franchise agreements.

The accompanying interim unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete financial statements. In the opinion of the Company, all adjustments considered necessary for the fair presentation of the Company’s results of operations, financial position and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2011 included in this prospectus.

2. Recently Issued Financial Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”), that establishes a number of new requirements for fair value measurements. These include: (i) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity’s net exposure to the group; (ii) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (iii) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. Additionally, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 on January 1, 2012 increased the Company’s fair value disclosures requirements but did not have an impact on the Company’s financial position, results of operations or cash flows.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”), that eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Instead, the new guidance requires the Company to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU No. 2011-05 must be applied retrospectively and is effective for public companies during the interim and annual periods beginning after December 15, 2011. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”), which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The deferral of the presentation requirements does not impact the effective date of the other requirements in ASU 2011-05. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU No. 2011-12 is effective for public companies during the interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-05 and ASU No. 2011-12 on January 1, 2012 did not have an impact on the Company’s financial position, results of operations or cash flows as the guidance only requires a presentation change to comprehensive income.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step quantitative goodwill impairment test. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing entities to go directly to the quantitative assessment. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The adoption of this guidance on January 1, 2012 did not have an impact on the Company’s financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-10, “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No. 2011-10”), which applies to a parent company that ceases to have a controlling financial interest in a subsidiary, that is in substance real estate, as a result of a default on the subsidiary’s nonrecourse debt. The new guidance emphasizes that the parent should only deconsolidate the real estate subsidiary when legal title to the real estate is transferred to the lender and the related nonrecourse debt has been extinguished. If the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This standard takes effect for public companies during the annual and interim periods beginning on or after June 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

statement of financial position. The guidance requires the Company to provide both net and gross information for these assets and liabilities. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective application required. This guidance will not have an impact on the Company’s financial position, results of operations or cash flows as it only requires a presentation change to offsetting (netting) assets and liabilities.

3. Stock-based and Deferred Compensation Plans

During the three months ended March 31, 2012, three of the Company’s named executive officers and certain other former members of management repaid their entire restricted stock loan balances to the Company. These loans were made by the Company for their personal income tax obligations that resulted from the vesting of their restricted stock. As of March 31, 2012 and December 31, 2011, a total of $5.5 million and $7.2 million, respectively, of loans and associated interest obligations to current and former executive officers and other members of management was outstanding and was recorded as contra-equity in the line item “Additional paid-in capital” in the Company’s Consolidated Balance Sheets. The loans are full recourse and are collateralized by the vested shares of restricted stock. Although these loans are permitted in accordance with the terms of the agreements, the Company is not required to make them in the future. On May 10, 2012, we approved an amendment to the loans to extend the timing for mandatory prepayment in connection with an initial public offering to require full repayment by the last trading day in the first trading window subsequent to the expiration of contractual lock-up restrictions imposed in connection with the offering.

4. Net Income Attributable to Bloomin’ Brands, Inc. Per Common Share

Basic net income per common share is computed on the basis of the weighted average number of common shares that were outstanding during the period. Diluted net income attributable to Bloomin’ Brands, Inc. per common share includes the dilutive effect of common stock equivalents consisting of restricted stock and stock options, using the treasury stock method. Performance-based restricted stock and stock options are considered dilutive when the related performance criterion has been met.

The computation of basic and diluted net income attributable to Bloomin’ Brands, Inc. per common share is as follows (in thousands, except share and per share amounts):

	Three months ended March 31,
	2012	2011
Net income attributable to Bloomin’ Brands, Inc.	$49,999	$54,892

Basic weighted average common shares outstanding	106,332,078	106,092,561
Effect of diluted securities:
Employee stock options	591,501	200,692
Unvested restricted stock	134,568	233,066

Diluted weighted average common shares outstanding	107,058,147	106,526,319

Basic net income attributable to Bloomin’ Brands, Inc. per common share	$0.47	$0.52
Diluted net income attributable to Bloomin’ Brands, Inc. per common share	$0.47	$0.52

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

As of the three months ended March 31, 2012 and 2011, the Company excluded 550,000 and 1,488,000 outstanding stock options, respectively, in the diluted net income attributable to Bloomin’ Brands, Inc. per common share calculation because the inclusion of these share-based awards would have been antidilutive.

5. Variable Interest Entities

The Company consolidates variable interest entities in which it is deemed to have a controlling financial interest as a result of the Company having (1) the power to direct the activities that most significantly impact the entity’s economic performance and (2) the obligation to absorb the losses or the right to receive the benefits that could potentially be significant to the variable interest entity. If the Company has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the operations of the variable interest entity are included in the consolidated financial statements.

Roy’s and RY-8, Inc.

The Company’s consolidated financial statements include the accounts and operations of its Roy’s joint venture although it has less than majority ownership. The Company determined it is the primary beneficiary of the joint venture since the Company has the power to direct or cause the direction of the activities that most significantly impact the entity on a day-to-day basis, such as decisions regarding menu development, purchasing, restaurant expansion and closings and the management of employee-related processes. Additionally, the Company has the obligation to absorb losses or the right to receive benefits of the Roy’s joint venture that could potentially be significant to the Roy’s joint venture. The majority of capital contributions made by the Company’s partner in the Roy’s joint venture, RY-8, have been funded by loans to RY-8 from a third party which OSI guarantees (see Note 9). The guarantee is secured by a collateral interest in RY-8’s membership interest in the joint venture. The carrying amounts of consolidated assets and liabilities included within the Company’s Consolidated Balance Sheets for the Roy’s joint venture were $26.6 million and $8.3 million, respectively, at March 31, 2012 and $26.2 million and $9.6 million, respectively, at December 31, 2011.

The Company is also the primary beneficiary of RY-8 because its implicit variable interest in that entity, which is considered a de facto related party, indirectly receives the variability of the entity through absorption of RY-8’s expected losses, and therefore the Company also consolidates RY-8. Since RY-8’s $24.5 million line of credit became fully extended in 2007, the Company made interest payments, paid line of credit renewal fees and made capital expenditures for additional restaurant development on behalf of RY-8. The Company is obligated to provide financing, either through OSI’s guarantee with a third-party institution or loans, for all required capital contributions and interest payments. Therefore, any additional RY-8 capital requirements in connection with the joint venture likely will be the Company’s responsibility. The Company classifies OSI’s $24.5 million contingent obligation as guaranteed debt and the portion of income or loss attributable to RY-8 is eliminated in the line item in the Consolidated Statements of Operations and Comprehensive Income entitled “Net income attributable to noncontrolling interests.” All material intercompany balances and transactions have been eliminated.

Paradise Restaurant Group, LLC

In September 2009, the Company sold its Cheeseburger in Paradise concept, which included 34 restaurants, for $2.0 million to Paradise Restaurant Group, LLC (“PRG”), an entity formed and controlled by the president of the concept. Based on the terms of the purchase and sale agreement, the Company determined at that time that it was the primary beneficiary and continued to consolidate PRG after the sale transaction.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Upon adoption of new accounting guidance for variable interest entities on January 1, 2010, the Company determined that it is no longer the primary beneficiary of PRG. As a result, the Company deconsolidated PRG on January 1, 2010. The Company determined that certain rights pursuant to a $2.0 million promissory note, which is fully reserved, owed to the Company by PRG are non-substantive participating rights, and as a result, the Company does not have the power to direct the activities that most significantly impact the entity. At March 31, 2012, the maximum undiscounted exposure to loss as a result of the Company’s involvement with PRG is $22.1 million related to lease payments extending through June 13, 2022 in the event that PRG defaults on these leases.

6. Other Current Assets, Net

Other current assets, net, consisted of the following (in thousands):

	March 31, 2012	December 31, 2011
Prepaid expenses	$32,552	$18,113
Accounts receivable—vendors, net	29,922	48,568
Accounts receivable—franchisees, net	3,441	2,396
Accounts receivable—other, net	5,784	11,869
Other current assets, net	16,099	23,427

	$87,798	$104,373

7. Property, Fixtures and Equipment, Net

Property, fixtures and equipment, net, consisted of the following (in thousands):

	March 31, 2012	December 31, 2011
Land	$265,932	$329,143
Buildings and building improvements	904,561	1,013,618
Furniture and fixtures	270,144	263,266
Equipment	378,374	362,649
Leasehold improvements	377,545	369,726
Construction in progress	23,061	22,011
Less: accumulated depreciation	(741,261)	(724,515)

	$1,478,356	$1,635,898

Effective March 14, 2012, the Company entered into a sale-leaseback transaction (the “Sale-Leaseback Transaction”) with two third party real estate institutional investors in which the Company sold 67 restaurant properties at fair market value for net proceeds of $192.9 million. The Company then simultaneously leased these properties under nine master leases (collectively, the “REIT Master Leases”). The initial term of the REIT Master Leases are 20 years with four five-year renewal options. One renewal period is at a fixed rental amount and the last three renewal periods are generally based at then-current fair market values. The sale at fair market value and subsequent leaseback qualified for sale-leaseback accounting treatment, and the REIT Master Leases are classified as operating leases. In accordance with the applicable accounting guidance, the 67 restaurant properties are not classified as held for sale at December 31, 2011 since the Company is leasing back the properties. The Company recorded the deferred gain of $42.9 million on the sale of certain of the properties over the initial term of the lease primarily in the line item “Other long-term liabilities, net” in its Consolidated Balance Sheet as of March 31, 2012.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

8. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	March 31, 2012	December 31, 2011
Accrued payroll and other compensation	$75,441	$117,013
Accrued insurance	21,388	19,284
Other	74,610	75,189

	$171,439	$211,486

9. Long-term Debt, Net

Long-term debt, net consisted of the following (in thousands):

	March 31, 2012	December 31, 2011
Senior secured term loan facility, interest rates of 2.56% and 2.63% at March 31, 2012 and December 31, 2011, respectively(1)(2)	$1,011,125	$1,014,400
Senior secured pre-funded revolving credit facility, interest rates of 4.50% and 2.63% at March 31, 2012 and December 31, 2011, respectively(2)	33,000	33,000
Mortgage loan, weighted average interest rate of 3.96% at March 31, 2012(3)	324,795	—
First mezzanine loan, interest rate of 9.00% at March 31, 2012(3)	87,600	—
Second mezzanine loan, interest rate of 11.25% at March 31, 2012(3)	87,600	—
Note payable, weighted average interest rate of 0.98% at December 31, 2011(3)	—	466,319
First mezzanine note, interest rate of 3.28% at December 31, 2011(3)	—	88,900
Second mezzanine note, interest rate of 3.53% at December 31, 2011(3)	—	123,190
Third mezzanine note, interest rate of 3.54% at December 31, 2011(3)	—	49,095
Fourth mezzanine note, interest rate of 4.53% at December 31, 2011(3)	—	48,113
Senior notes, interest rate of 10.00% at March 31, 2012 and December 31, 2011(2)	248,075	248,075
Other notes payable, uncollateralized, interest rates ranging from 0.76% to 7.00% at March 31, 2012 and December 31, 2011(2)	8,558	9,094
Sale-leaseback obligations(2)	2,375	2,375
Capital lease obligations(2)	2,334	2,520
Guaranteed debt, interest rate of 2.65% at March 31, 2012 and December 31, 2011(2)	24,500	24,500

	1,829,962	2,109,581
Less: current portion of long-term debt	(58,490)	(332,905)
Less: guaranteed debt	(24,500)	(24,500)
Less: debt discount	(4,809)	(291)

Long-term debt, net	$1,742,163	$1,751,885

(1)	At March 31, 2012 and December 31, 2011, $5.0 million and $61.9 million, respectively, of OSI’s outstanding senior secured term loan facility was at an interest rate of 4.50%.
(2)	Represents obligations of OSI.
(3)	Represents obligations of New PRP (as defined below) as of March 31, 2012 and obligations of PRP as of December 31, 2011.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Bloomin’ Brands is a holding company and conducts its operations through its subsidiaries, certain of which have incurred their own indebtedness as described below.

On June 14, 2007, OSI entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions. These senior secured credit facilities provide for senior secured financing of up to $1.6 billion, consisting of a $1.3 billion term loan facility, a $150.0 million working capital revolving credit facility, including letter of credit and swing-line loan sub-facilities, and a $100.0 million pre-funded revolving credit facility that provides financing for capital expenditures only.

The senior secured term loan facility matures June 14, 2014. At each rate adjustment, OSI has the option to select a Base Rate plus 125 basis points or a Eurocurrency Rate plus 225 basis points for the borrowings under this facility. The Base Rate option is the higher of the prime rate of Deutsche Bank AG New York Branch and the federal funds effective rate plus 0.5 of 1% (“Base Rate”) (3.25% at March 31, 2012 and December 31, 2011). The Eurocurrency Rate option is the 30, 60, 90 or 180-day Eurocurrency Rate (“Eurocurrency Rate”) (ranging from 0.31% to 0.81% and from 0.38% to 0.88% at March 31, 2012 and December 31, 2011, respectively). The Eurocurrency Rate may have a nine- or twelve-month interest period if agreed upon by the applicable lenders. With either the Base Rate or the Eurocurrency Rate, the interest rate is reduced by 25 basis points if the associated Moody’s Applicable Corporate Rating then most recently published is B1 or higher (the rating was Caa1 at March 31, 2012 and December 31, 2011).

OSI is required to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of its “annual excess cash flow” (with step-downs to 25% and 0% based upon its rent-adjusted leverage ratio), as defined in the credit agreement and subject to certain exceptions;

•

100% of its “annual minimum free cash flow,” as defined in the credit agreement, not to exceed $75.0 million for each fiscal year, if its rent-adjusted leverage ratio exceeds a certain minimum threshold;

•	100% of the net proceeds of certain assets sales and insurance and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any debt incurred, excluding permitted debt issuances.

Additionally, OSI is required, on an annual basis, to first, repay outstanding loans under the pre-funded revolving credit facility and second, fund a capital expenditure account to the extent amounts on deposit are less than $100.0 million, in both cases with 100% of OSI’s “annual true cash flow,” as defined in the credit agreement. In accordance with these requirements, OSI repaid its pre-funded revolving credit facility outstanding loan balance of $33.0 million and funded $37.6 million to its capital expenditure account using its “annual true cash flow” in April 2012.

OSI’s senior secured credit facilities require scheduled quarterly payments on the term loans equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters following June 14, 2007. These payments are reduced by the application of any prepayments, and any remaining balance will be paid at maturity. The outstanding balance on the term loans was $1.0 billion at March 31, 2012 and December 31, 2011. OSI has classified $13.1 million of its term loans as current at March 31, 2012 and December 31, 2011 due to its required quarterly payments and the results of its projected covenant calculations, which indicate the additional term loan prepayments, as described above, will not be required. The amount of outstanding term loans required to be prepaid in accordance with OSI’s debt covenants may vary based on year-end results.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Proceeds of loans and letters of credit under OSI’s $150.0 million working capital revolving credit facility, which matures June 14, 2013, provide financing for working capital and general corporate purposes and, subject to a rent-adjusted leverage condition, for capital expenditures for new restaurant growth. This revolving credit facility bears interest at rates ranging from 100 to 150 basis points over the Base Rate or 200 to 250 basis points over the Eurocurrency Rate. There were no loans outstanding under the revolving credit facility at March 31, 2012 and December 31, 2011; however, $66.8 million and $67.6 million, respectively, of the credit facility was committed for the issuance of letters of credit and not available for borrowing. OSI’s total outstanding letters of credit issued under its working capital revolving credit facility may not exceed $75.0 million.

Proceeds of loans under OSI’s $100.0 million pre-funded revolving credit facility, which expires June 14, 2013, are available to provide financing for capital expenditures, if the capital expenditure account described above has a zero balance. As of March 31, 2012 and December 31, 2011, the Company had $33.0 million outstanding on its pre-funded revolving credit facility. These borrowings were recorded in “Current portion of long-term debt” in the Company’s Consolidated Balance Sheets, as the Company is required to repay any outstanding borrowings in April following each fiscal year using its “annual true cash flow,” as defined in the credit agreement.

At March 31, 2012 and December 31, 2011, the Company was in compliance with its debt covenants. See the Company’s audited financial statements for the year ended December 31, 2011 included within this prospectus for further information about the Company’s debt covenant requirements.

In March 2012, the Company refinanced the debt at PRP. Until that time, PRP had first mortgage and mezzanine loans (together, the commercial mortgage-backed securities loan, or the “CMBS Loan”) totaling $790.0 million, which were entered into on June 14, 2007. As part of the CMBS Loan, German American Capital Corporation and Bank of America, N.A. et al (the “Lenders”) had a security interest in the acquired real estate and related improvements, and direct and indirect equity interests of certain of the Company’s subsidiaries. The CMBS Loan comprised a note payable and four mezzanine notes. All notes bore interest at the one-month LIBOR which was 0.28% at December 31, 2011, plus an applicable spread which ranged from 0.51% to 4.25%. Interest-only payments were made on the ninth calendar day of each month and interest accrued beginning on the fifteenth calendar day of the preceding month.

Effective March 27, 2012, New Private Restaurant Properties, LLC and two of the Company’s other indirect wholly-owned subsidiaries (collectively, “New PRP”) entered into a new commercial mortgage-backed securities loan (the “2012 CMBS Loan”) with German American Capital Corporation and Bank of America, N.A. The 2012 CMBS Loan totals $500.0 million and is comprised of a first mortgage loan in the amount of $324.8 million, collateralized by 261 of the Company’s properties, and two mezzanine loans totaling $175.2 million. The loans have a maturity date of April 10, 2017. The first mortgage loan has five fixed rate components and a floating rate component. The fixed rate components bear interest at a rate of 2.37% to 6.81% per annum. The floating rate component bears interest at a rate per annum equal to the 30-day LIBOR rate (with a floor of 1%) plus 2.37%. The first mezzanine loan bears interest at a rate of 9.0% per annum, and the second mezzanine loan bears interest at a rate of 11.25% per annum. The proceeds from the 2012 CMBS Loan, together with the proceeds from the Sale-Leaseback Transaction and excess cash held in PRP, were used to repay PRP’s existing CMBS Loan. As a result of the 2012 CMBS Loan refinancing, the net amount repaid along with scheduled maturities within one year, $281.3 million was classified as current at December 31, 2011. During the first quarter of 2012, the Company recorded a $2.9 million loss related to the extinguishment in the line item, “Loss on extinguishment of debt” in its Consolidated Statement of Operations and Comprehensive Income. The Company deferred $7.6 million of financing costs incurred to complete this transaction of which $2.2 million had

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

been capitalized as of December 31, 2011. These deferred financing costs are included in the line item, “Other assets, net” in its Consolidated Balance Sheets. At March 31, 2012, the outstanding balance, excluding the debt discount, on the 2012 CMBS Loan was $500.0 million.

Historically, the Company used an interest rate cap with a notional amount of $775.7 million as a method to limit the volatility of PRP’s variable-rate CMBS Loan. During the first quarter of 2012, this interest rate cap was terminated. In connection with the 2012 CMBS Loan refinancing, New PRP entered into a replacement interest rate cap instrument (“Rate Cap”) effective March 27, 2012 with a notional amount of $48.7 million as a method to limit the volatility of the floating rate component of the first mortgage loan. Under the Rate Cap, if the 30-day LIBOR market rate exceeds 7.0% per annum, the counterparty must pay to New PRP such excess on the notional amount of the floating rate component. Should it be necessary, New PRP would record any mark-to-market changes in the fair value of its derivative instrument into earnings in the period of change. The Rate Cap has a term of approximately two years from the closing of the 2012 CMBS Loan. Upon the expiration or termination of the Rate Cap or the downgrade of the credit ratings of the counterparty under the Rate Cap’s specified thresholds, New PRP is required to replace the Rate Cap with a replacement interest rate cap in a notional amount equal to the outstanding principal balance (if any) of the floating rate component.

10. Other Long-term Liabilities, Net

Other long-term liabilities, net, consisted of the following (in thousands):

	March 31, 2012	December 31, 2011
Accrued insurance liability	$39,650	$39,575
Unfavorable leases, net of accumulated amortization of $19,825 and $18,891 at March 31, 2012 and December 31, 2011, respectively	60,950	62,012
PEP obligation	81,533	77,642
Supplemental PEP obligation	16,780	16,235
Deferred gain on Sale-Leaseback Transaction	40,792	—
Other liabilities	23,527	23,288

	$263,232	$218,752

11. Fair Value Measurements

Fair Value Measurements on a Recurring Basis

The Company invested $7.9 million and $37.7 million of its excess cash in money market funds classified as Cash and cash equivalents or restricted cash in its Consolidated Balance Sheets at March 31, 2012 and December 31, 2011, respectively, at a net value of 1:1 for each dollar invested. The fair value of the investment in the money market funds is determined by using quoted prices for identical assets in an active market.

At December 31, 2011, the Company was highly leveraged and exposed to interest rate risk to the extent of its variable-rate debt. The Company used an interest rate cap with a notional amount of $775.7 million as a method to limit the volatility of PRP’s variable-rate commercial mortgage-backed securities loan. During the first quarter of 2012, this interest rate cap was terminated. In connection with the refinancing of the commercial mortgage-backed securities loan that was effective in March 2012, a new Rate Cap with a notional amount of

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

$48.7 million was entered into for similar purposes (see Note 9). The interest rate caps did not have any fair market value at March 31, 2012 and December 31, 2011 and, therefore, were excluded from the applicable tables within this footnote.

The following tables present the Company’s money market funds measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2011, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	March 31, 2012
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Assets:
Money market funds—Cash equivalents	$208	$208	$—	$—
Money market funds—Restricted cash	7,689	7,689	—	—

Total recurring fair value measurements	$7,897	$7,897	$—	$—

	December 31, 2011
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Assets:
Money market funds—Cash equivalents	$30,208	$30,208	$—	$—
Money market funds—Restricted cash	7,499	7,499	—	—

Total recurring fair value measurements	$37,707	$37,707	$—	$—

Fair Value Measurements on a Nonrecurring Basis

The Company periodically evaluates long-lived assets held for use whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. The Company analyzes historical cash flows of operating locations and compares results of poorer performing locations to more profitable locations as well as lease terms, condition of the assets and related need for capital expenditures or repairs. Impairment loss is recognized to the extent that the fair value of the assets is less than the carrying value.

The following table presents losses related to the Company’s assets and liabilities that were measured at fair value on a nonrecurring basis during the three months ended March 31, 2012 aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	March 31, 2012				Three Months Ended March 31, 2012 Total Losses
		Remaining Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Long-lived assets held and used	$864	$—	$650	$214	$4,158

The Company recorded $4.2 million of impairment charges as a result of the fair value measurement on a nonrecurring basis during the three months ended March 31, 2012 primarily related to two specifically

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

identified restaurant locations with individual store under-performance. At March 31, 2012, the impaired long-lived assets had $0.9 million of remaining fair value. The Company used a third-party market appraisal for the fair value of the assets included in Level 2 in the table above and a discounted cash flow model to estimate the fair value of the long-lived assets included in Level 3 in the table above. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. As a result, the Company has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy.

The following table presents quantitative information related to the unobservable inputs used in the Company’s Level 3 fair value measurements for the impairment loss incurred in the three months ended March 31, 2012:

Unobservable Input	Range
Weighted-average cost of capital	11.2%
Long-term growth rates	3.0%
Annual revenue growth rates (1)	(8.7)% - 3.0%

(1)	Weighted average of the annual revenue growth rate at March 31, 2012 was 2.4%.

The Company performed its annual goodwill and other indefinite-lived intangible assets impairment test during the second quarter of 2011 and did not have any impairment charges. Additionally, the Company did not have any other material impairment charges as a result of fair value measurements on a nonrecurring basis during the three months ended March 31, 2011.

Interim Disclosures about Fair Value of Financial Instruments

The Company’s non-derivative financial instruments at March 31, 2012 and December 31, 2011 consist of cash equivalents, restricted cash, accounts receivable, accounts payable and current and long-term debt. The fair values of cash equivalents, restricted cash, accounts receivable and accounts payable approximate their carrying amounts reported in the Consolidated Balance Sheets due to their short duration. The fair value of OSI’s senior secured credit facilities and senior notes is determined based on quoted market prices in inactive markets. The fair value of PRP’s and New PRP’s commercial mortgage-backed securities is based on assumptions derived from current conditions in the real estate and credit environments, changes in the underlying collateral and expectations of management. Fair value estimates for other notes payable and Guaranteed debt are derived using a discounted cash flow approach. Discounted cash flow inputs primarily include cost of debt rates which are used to derive the present value factors for the determination of fair value. Guaranteed debt fair value also includes assumptions of the probability and timing of performance under the guarantee. These inputs represent assumptions impacted by economic conditions and management expectations and may change in the future based on period-specific facts and circumstances.

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table includes the carrying value and fair value of the Company’s financial instruments (excluding cash equivalents and restricted cash shown in the table above) at March 31, 2012 aggregated by the level in the fair value hierarchy in which those measurements fall (in thousands):

	March 31, 2012
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Senior secured term loan facility (1)	$1,011,125	$—	$993,430	$—
Senior secured pre-funded revolving credit facility (1)	33,000	—	32,423	—
Mortgage loan (2)	324,795	—	—	324,795
First mezzanine loan (2)	87,600	—	—	87,600
Second mezzanine loan (2)	87,600	—	—	87,600
Senior notes (1)	248,075	—	256,758	—
Other notes payable (1)	8,558	—	—	7,969
Guaranteed debt (1)	24,500	—	—	22,797

(1)	Represents obligations of OSI.
(2)	Represents obligations of New PRP.

The carrying amounts of PRP’s commercial mortgage-backed securities loan and OSI’s other notes payable and Guaranteed debt approximated fair value at December 31, 2011. The following table includes the carrying value and fair value of OSI’s senior secured credit facilities and senior notes at December 31, 2011 (in thousands):

	December 31, 2011
	Carrying Value	Fair Value
Senior secured term loan facility	$1,014,400	$953,536
Senior secured pre-funded revolving credit facility	33,000	31,020
Senior notes	248,075	254,277

12. Income Taxes

The effective income tax rate for the three months ended March 31, 2012 was 19.2% compared to 16.0% for the same period in 2011. The net increase in the effective income tax rate in this period was primarily due to the foreign tax provision being a higher percentage of projected consolidated pretax income as compared to the prior year.

The effective income tax rate for the three months ended March 31, 2012 was lower than the combined federal and state statutory rate of 38.7% primarily due to the benefit of the tax credit for excess FICA tax on employee-reported tips and the elimination of noncontrolling interest together being such a large percentage of pretax income. This was partially offset by an increase in the valuation allowance. The effective income tax rate for the three months ended March 31, 2011 was lower than the combined federal and state statutory rate of 38.9% due to the benefit of the expected tax credit for excess FICA tax on employee-reported tips being such a large percentage of projected annual pretax income. This was partially offset by the income taxes in states that only have limited deductions in computing the state current tax provision.

As of March 31, 2012 and December 31, 2011, the Company had $13.2 million and $14.0 million, respectively, of unrecognized tax benefits ($1.7 million and $1.5 million, respectively, in “Other long-term liabilities, net,” $1.5 million and $2.5 million, respectively, in “Accrued and other current liabilities” and

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

$10.0 million in “Deferred income tax liabilities”). Additionally, the Company accrued $3.2 million and $4.1 million of interest and penalties related to uncertain tax positions as of March 31, 2012 and December 31, 2011, respectively. Of the total amount of unrecognized tax benefits, including accrued interest and penalties, $14.0 million and $15.2 million, respectively, if recognized, would impact the Company’s effective tax rate. The difference between the total amount of unrecognized tax benefits and the amount that would impact the effective tax rate consists of items that are offset by deferred income tax assets and the federal tax benefit of state income tax items.

In many cases, the Company’s uncertain tax positions are related to tax years that remain subject to examination by relevant taxable authorities. Based on the outcome of these examinations, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related recorded unrecognized tax benefits for tax positions taken on previously filed tax returns will decrease by approximately $2.0 million to $4.0 million within the next twelve months after March 31, 2012.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2007 through 2011. The Company and its subsidiaries’ state and foreign income tax returns are also open to audit under the statute of limitations for the years ended December 31, 2000 through 2011.

13. Subsequent Events

We have evaluated subsequent events for potential recognition and/or disclosure through May     , 2012, which is the date the unaudited financial statements for the three months ended March 31, 2012 and 2011 included in this prospectus were filed with the Securities and Exchange Commission.

In April 2012, the Company revised its area operating partner program for restaurants opened on or after January 1, 2012. For these restaurants, an area operating partner is required, as a condition of employment, to make a deposit of $10,000 within 30 days of the opening of each new restaurant that he or she oversees, up to a maximum deposit of $50,000 (taking into account investments in prior programs). This deposit gives the area operating partner the right to monthly payments based on a percentage of his or her restaurants’ monthly cash flows for the duration of the employment agreement, typically ranging from 4.0% to 4.5%. After the restaurant has been open for a five-year period, the area operating partner will receive a bonus equal to a multiple of the area operating partner’s average monthly payments for the 24 months immediately preceding the bonus date. The bonus will be paid within 90 days or over a two-year period, depending on the bonus amount.

Effective May 7, 2012, the Company appointed David J. Deno as the Executive Vice President and Chief Financial Officer of the Company. Under the material terms of Mr. Deno’s employment, he will receive a one-time grant of options to purchase 400,000 shares of common stock subject to the terms of the Bloomin’ Brands 2007 Equity Incentive Plan. The options have standard vesting of five years contingent upon continued employment with the Company.

On May 10, 2012, the Board of Directors authorized an additional 850,000 shares for issuances of stock options and restricted stock under the Company’s 2007 Equity Incentive Plan (the “Equity Plan”). The total shares authorized under the Equity Plan, including the increase, is 13,200,000.

On May 10, 2012, the Company entered into a first amendment to its management agreement with Kangaroo Management Company I, LLC (the “Management Company”), whose members are entities affiliated with Bain Capital and Catterton and the Founders. This amendment provides that if the management agreement is

BLOOMIN’ BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

terminated due to an initial public offering in 2012, the Company will pay the Management Company a termination fee of $8.0 million within 60 days of completion of the offering, but no later than December 31, 2012. This termination fee will be paid in addition to the pro-rated periodic fee as provided in the management agreement and the management agreement will terminate immediately prior to the completion of the offering.

On May 10, 2012, the retention bonus and the incentive bonus agreements with the Company’s Chief Executive Officer (“CEO”) were amended. The amendment to the bonus agreements provides that if an initial public offering is completed in 2012, the remaining payments under each agreement are accelerated to a single lump sum payment of $22.4 million payable within 60 days of the completion of the offering, but no later than December 31, 2012, provided she is employed as CEO at the time of such offering.

Report of independent auditors

To the Management and Members of

PGS Consultoria e Serviços Ltda.

We have audited the accompanying consolidated balance sheet of PGS Consultoria e Serviços Ltda. as of December 31, 2010, and the related consolidated statement of income, changes in members’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PGS Consultoria e Serviços Ltda. as of December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting practices adopted in Brazil.

The accounting practices adopted in Brazil differ, in certain significant respects, from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

Rio de Janeiro, Brazil, March 25, 2011

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC - 2SP 015.199/O-6 - F - RJ

/s/ Márcio F. Ostwald
Márcio F. Ostwald
Accountant CRC - 1RJ 086.202/O-4

PGS CONSULTORIA E SERVIÇOS LTDA.

Consolidated balance sheets

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais)

	2011	2010	2009
	(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents (Note 5)	21,832	11,032	3,298
Trade accounts receivable (Note 6)	15,553	9,856	7,409
Inventories (Note 7)	10,065	10,460	9,487
Recoverable taxes	226	1,004	2,294
Advances from suppliers	65	359	370
Prepaid expenses	902	576	272
Other	1,357	790	807

Total current assets	50,000	34,077	23,937

Noncurrent assets
Transactions with related parties (Note 10)	129	122	537
Judicial deposits (Note 12)	4,003	2,787	1,833
Deferred income tax and social contribution (Note 13)	5,776	3,129	2,219

	9,908	6,038	4,589

Property, fixtures and equipment (Note 8)	101,467	86,192	72,731
Intangible assets (Note 9)	6,656	3,122	3,244

	108,123	89,314	75,975

Total noncurrent assets	118,031	95,352	80,564

Total assets	168,031	129,429	104,501

Liabilities and members’ equity
Current liabilities
Loans (Note 11)	762	165	283
Transactions with related parties (Note 10)	577	822	940
Trade accounts payable	9,998	8,743	6,531
Rental payable	2,376	2,096	1,430
Payroll, provisions and social charges	10,866	8,078	5,560
Income tax and social contribution payable (Note 11)	2,557	2,171	2,041
Taxes and contributions payable	4,680	3,245	3,364
Royalties payable (Note 10)	1,867	1,604	3,865
Franchise fees payable (Note 10)	375	205	79
Deferred rent	114	—	—
Current portion of accrued buyout liability	332	482	283
Accounts payable to minority partners	1,077	1,309	1,807
Other	2,578	1,716	1,460

Total current liabilities	38,159	30,636	27,643

Noncurrent liabilities
Loans (Note 11)	1,732	—	165
Accrued buyout liability	8,224	5,271	3,023
Minority partner deposit	2,591	2,216	2,009
Transactions with related parties (Note 10)	203	528	1,430
Provision for contingency (Note 12)	2,100	—	—
CIDE payable (Note 12)	3,538	2,389	1,582
Deferred rent	1,158	—	—
Other	345	601	824

Total noncurrent liabilities	19,891	11,005	9,033

Members’ equity (Note 14)
Capital stock	21,864	21,864	21,864
Retained earnings	88,117	65,924	45,961

	109,981	87,788	67,825

Total liabilities and members’ equity	168,031	129,429	104,501

See accompanying notes.

PGS CONSULTORIA E SERVIÇOS LTDA.

Consolidated income statements

For the years ended December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais)

	2011	2010	2009
	(unaudited)		(unaudited)
Gross revenue from sales	406,455	313,380	248,245
Gross revenue from services	—	1,035	902

	406,455	314,415	249,147
Taxes and deductions from sales	(36,677)	(28,466)	(22,991)

Net revenue from sales	369,778	285,949	226,156
Cost of sales	(118,513)	(86,942)	(71,933)

Gross profit	251,265	199,007	154,223

Operating income (expenses)
Restaurant payroll expenses	(80,148)	(59,052)	(47,833)
Operating stores expenses	(44,445)	(33,638)	(28,793)
Royalties expenses (Note 10)	(18,356)	(14,576)	(11,228)
Administrative fee—credit cards/tickets	(8,932)	(6,972)	(5,330)
Depreciation and amortization	(10,968)	(9,439)	(7,734)
Loss on impairment of property, fixture and equipment (Note 5)	(300)	—	—
Pre-opening expenses	(1,683)	(1,597)	(1,430)
Corporate payroll expenses	(11,943)	(7,067)	(5,624)
General and administrative expenses	(8,375)	(12,662)	(8,252)
Financial income	1,849	791	2,694
Financial expense	(1,086)	(1,342)	(611)
Other operating expenses, net	(25,967)	(20,473)	(16,281)

	(210,354)	(166,027)	(130,422)

Income before income tax and social contribution	40,911	32,980	23,801
Current income tax and social contribution (Note 13)	(21,365)	(13,927)	(10,653)
Deferred income tax and social contribution (Note 13)	2,647	910	243

Net income for the year	22,193	19,963	13,391

See accompanying notes.

PGS CONSULTORIA E SERVIÇOS LTDA.

Consolidated statements of changes in members’ equity

For the years ended December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais)

	Capital stock	Retained earnings	Total
Balances at December 31, 2009 (unaudited)	21,864	45,961	67,825
Net income for the year	—	19,963	19,963

Balances at December 31, 2010	21,864	65,924	87,788

Net income for the year	—	22,193	22,193

Balances at December 31, 2011(unaudited)	21,864	88,117	109,981

See accompanying notes.

PGS CONSULTORIA E SERVIÇOS LTDA.

Consolidated statements of cash flows

For the years ended December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais)

	2011 (unaudited)	2010	2009 (unaudited)
Cash flow from operating activities
Income before income tax and social contribution	40,911	32,980	23,801
Adjustments for
Depreciation and amortization (Note 8,9)	10,968	9,439	8,105
Provision for contingency (Note 12)	2,100	—	—
Provision for CIDE	1,149	807	727
Disposal of property, fixture and equipment and intangibles	10	163	40
Loss on impairment of property, fixture and equipment	300	—	—
Interest and monetary variation on loans	—	150	(642)

	55,438	43,539	32,031
Changes in assets and liabilities
(Increase) decrease in assets
Trade accounts receivable	(5,697)	(2,447)	(1,501)
Inventories	395	(973)	(1,552)
Recoverable taxes	778	1,290	(1,794)
Advances from suppliers	294	11	1,066
Prepaid expenses	(326)	(304)	7
Judicial deposits	(1,216)	(954)	(796)
Other assets	(567)	17	355
Increase (decrease) in liabilities
Trade accounts payable	1,255	2,212	(465)
Rental payable	280	666	176
Payroll, provisions and social charges	2,788	2,518	1,368
Taxes and contributions payable	1,435	(119)	1,474
Royalties and franchise fees payable	433	(2,135)	(2,060)
Deferred rent	1,272	—	—
Accounts payable to minority partners	(232)	(498)	360
Other liabilities	606	33	(240)
Transactions with related parties, net	(577)	382	324
Income tax and social contribution paid	(20,979)	(13,797)	(9,936)

Net cash provided by operating activities	35,380	29,441	18,817

Cash flow from investing activities
Purchase of property, fixture and equipment (Note 8)	(26,275)	(22,441)	(17,624)
Purchase of intangibles (Note 9)	(3,812)	(500)	(792)

Net cash used in investing activities	(30,087)	(22,941)	(18,416)

Cash flows from financing activities
Proceeds from loans	2,494	—	—
Repayment of loans	(165)	(1,255)	(1,766)
Dividends paid to equity holders of the parent	—	—	(749)
Receipt of minority partner deposit and accrued buyouts	3,178	2,654	860
Interest paid	—	(165)	(330)

Net cash provided by (used in) financing activities	5,507	1,234	(1,985)

Increase (decrease) in cash and cash equivalents	10,800	7,734	(1,584)

Cash and cash equivalents at the end of the year (Note 5)	21,832	11,032	3,298
Cash and cash equivalents at the beginning of the year (Note 5)	11,032	3,298	4,882

Increase (decrease) in cash and cash equivalents	10,800	7,734	(1,584)

See accompanying notes.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

1. Corporate information

PGS Consultoria e Serviços Ltda. (“PGS Consultoria” or the “Parent Company”) was formed in May 1997 and is headquartered at Av. Dr. Chucri Zaidan, 80, 8th floor, in the City and State of São Paulo.

PGS Consultoria is the holding company of the CLS Companies (collectively referred as the “Group”). The main purpose of the CLS Companies (“CLS”), which is comprised of (i) CLS São Paulo Ltda. (“CLS SP”); (ii) CLS Restaurantes Rio de Janeiro Ltda. (“CLS RJ”); (iii) CLS Restaurantes Brasília Ltda. (“CLS BSB”); and (iv) CLS Restaurantes do Sul Ltda. (“CLS do Sul”), is to explore and manage restaurants under the trade mark “Outback Steakhouse” in Brazil.

“Outback Steakhouse” is an Australian steakhouse concept, open for dinner only in the United States of America, but for both lunch and dinner in some areas of the world, such as in Brazil. Although beef and steak items make up a good portion of the menu, the concept offers a variety of chicken, ribs, seafood, and pasta dishes. The Group’s strategy is to differentiate its restaurants by emphasizing consistently high-quality food, concentrated service, generous portions at affordable prices and a casual atmosphere suggestive of the Australian Outback.

CLS operates 34 (thirty four) restaurants altogether, in sixteen different cities, being: (i) 8 (eight) in Rio de Janeiro and 1 (one) in Niterói, State of Rio de Janeiro, and 1 (one) in Vitoria, State of Espirito Santo (CLS RJ); (ii) 10 (ten) in São Paulo, 2 (two) in Campinas, 1(one) in Barueri, 1 (one) in São Bernado do Campo, 1(one) in São Caetano do Sul, 1(one) in São José dos Campos and 1 (one) in Ribeirão Preto, State of São Paulo (CLS SP); (iii) 2 (two) in Brasilia, Federal District, 1 (one) in Belo Horizonte, State of Minas Gerais, 1 (one) in Salvador, State of Bahia, and 1 (one) in Goiânia, State of Goiás (CLS BSB); and (iv) 1 (one) in Porto Alegre, State of Rio Grande do Sul and 1 (one) in Curitiba, State of Paraná (CLS do Sul).

These consolidated financial statements were approved by the Parent Company’s management on March 25, 2011.

2. Basis of preparation

The preparation of the accompanying consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts. These estimates were determined based on objective and subjective factors, considering management’s judgment to determine the adequate amounts to be recorded in the consolidated financial statements.

Significant items subject to such estimates and assumptions include selection of useful lives of property, fixtures and equipment and analysis of their recoverability in operations, credit risk assessment to determine the allowance for doubtful accounts, as well as analysis of other risks to determine other provisions, including those set up for contingencies. Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the consolidated financial statements due to the uncertainties inherent in the estimation process. The Group reviews its estimates and assumptions at least annually.

The consolidated financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise the pronouncements, interpretations and guidance issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis (“CPC”)), which are converged to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

2. Basis of preparation (Continued)

The consolidated financial statements presented herein do not include the Parent Company’s stand alone financial statements and are not intended to be used for statutory purposes.

Accounting practices adopted in Brazil (“BR GAAP”) differ in significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of certain differences on cash flows from BR GAAP to US GAAP is provided in Note 18.

3. Basis of consolidation

The consolidated financial statements include the operations of PGS Consultoria and the “CLS Companies”. The details of the participation in CLS Companies, comprised of CLS SP, CLS RJ, CLS BSB and CLS do Sul, are summarized as follow:

	2011 (unaudited)		2010		2009 (unaudited)
	Capital	Retained	Capital	Retained	Capital	Retained
	stock(1)	earnings(2)	stock(1)	earnings(2)	stock(1)	earnings(2)
CLS SP	89.96%	100%	91.60%	100%	90.78%	100%
CLS RJ	96.22%	100%	96.08%	100%	96.72%	100%
CLS BSB	95.51%	100%	95.63%	100%	95.72%	100%
CLS do Sul	97.17%	100%	97.17%	100%	97.17%	100%

(1)	The capital stock of the CLS Companies is shared primarily between PGS Consultoria, proprietors (stores’ managing partners) and JVs (operating partners who supervise the Rio de Janeiro, São Paulo, Brasília and South Region stores), in accordance with their respective interests.
(2)	According to each individual partners’ association document known as “Protocolo de Entendimentos” (Memorandum of Understanding), dividends are distributed to minority partners (proprietors and JV’s) based on certain criteria, such as a percentage of the pre-tax income results of their respective restaurants and supervision areas and other, being the remaining undistributed earnings 100% of PGS Consultoria. Such dividends are recognized as compensation expense in the income statement in the period earned by the minority partners.

The financial statements of the CLS Companies are prepared for the same reporting period as the Parent Company. Accounting policies of CLS Companies have been adjusted to ensure consistency with the accounting policies adopted by the Group. All intra-group balances, income and expenses, unrealized gain and losses and dividends resulting from intra-group transactions have been eliminated in consolidation.

Basis of consolidation from January 1, 2010

Capital contributions to the CLS Companies received from the minority partners are recorded as long-term liabilities in the line item “minority partner deposit”. Monthly payments made pursuant to the “Protocolo de Entendimentos” (Memorandum of Understanding) are paid as dividends and are recognized as compensation expense in the period earned by the minority partners.

Basis of consolidation prior to January 1, 2010

The above-mentioned requirements were applied on a retrospective basis.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies

4.1. Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits are likely to flow to the Group and the revenue can be reliably measured, regardless of when payment is made.

Revenue is measured at the fair value of the consideration received or receivable, net of discounts and taxes.

Revenue from sale is recognized when the significant risks and rewards have passed to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

4.2. Foreign currency translation

The consolidated financial statements are presented in Brazilian Reais, which is also the Parent Company and the CLS Companies’ functional currency.

Foreign currency transactions are initially recorded by the Group entities at the functional currency exchange rate prevailing on the date of the transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the functional currency exchange rate on the reporting date. All differences are recorded to the income statement.

4.3. Financial instruments

Financial instruments are only recognized as of the date when the Group becomes a part of the contract provisions of financial instruments. Once recognized, they are initially recorded at their fair value plus transaction costs that are directly attributable to their acquisition or issuance, except in the case of financial assets and liabilities classified in the category at fair value through profit or loss (“P&L”), when such costs are directly charged to P&L for the period. Subsequent measurement of financial assets and liabilities is determined by their classification at each balance sheet.

The Group’s most significant financial assets are cash and cash equivalents and accounts receivable, whereas the main financial liabilities are comprised of trade accounts payable and loans.

4.4. Cash and cash equivalents

Cash and cash equivalents include bank account balances and short-term investments redeemable within three months or less from the date of acquisition, subject to insignificant risk of change in their market value. The short-term investments included as cash equivalents are mostly classified as “financial assets at fair value through P&L”.

4.5. Trade accounts receivable

Trade accounts receivable are shown at realization amounts, and refer primarily to the amounts to be received from credit cards companies due to the sales in the restaurants. No allowance for doubtful accounts has been recorded due to the remote chances of losses on receivables.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies (Continued)

4.6. Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories consist of food and beverages and restaurant supplies, and are stated at the average purchase cost.

4.7. Property, fixtures and equipment

Property, fixtures and equipment are stated at acquisition cost, net of accumulated depreciation. Improvements to leased properties are depreciated over the lease term. Depreciation is computed on the straight-line method over the following estimated useful lives:

Furniture and fixtures	10 years
Computers	5 years
Equipment and facilities	10 years
Buildings	25 years
Leasehold improvements	10 to 15 years

The CLS companies capitalize all direct costs incurred to construct its restaurants. Upon restaurant opening, these costs are depreciated and charged to the consolidated statements of income. The amount of interest capitalized in connection with restaurant construction was immaterial in all periods.

An item of property, fixtures and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gains or losses arising on derecognition of the asset is included in the consolidated statements of income when the asset is derecognized.

The assets’ residual value, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

4.8. Intangible assets

Intangible assets consist primarily of software and franchise fees. Intangible assets acquired separately are measured on initial recognition at cost. After the initial recognition, intangible assets are presented at cost, net of accrued amortization and impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life. Both finite and indefinite intangible assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Gains or losses arising from derecognition of an intangible asset are included in the consolidated statements of income when the asset is derecognized.

4.9. Loans

Loans are recognized initially at fair value, plus directly attributable transaction costs. Following the initial recognition, loans subject to interest are measured at the amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement at the time when the liabilities are written off, as well as during the amortization process according to the effective interest rate method.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies (Continued)

4.10. Other assets and liabilities

Liabilities are recognized in the balance sheet when the Group has a legal or constructive obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. Provisions are recorded reflecting the best estimates of the risk involved. An asset is recognized in the balance sheet when it is likely that its economic benefits will flow to the Group and its cost or value may be safely measured.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the following twelve months. Otherwise they are stated as noncurrent.

4.11. Taxation

Taxes on sales

Revenues from sales and services are subject to the following taxes and contributions, at the rates shown below:

State VAT—ICMS	From 2% to 25%
Social Contribution Tax on Gross Revenue for Social Integration Program—PIS	From 0.65 to 1.65%
Social Contribution Tax on Gross Revenue for Social Security Funding—COFINS	From 3.00 to 7.60%
Service Tax—ISS	5%

The above charges are presented as deductions from sales in the consolidated statements of income.

Income tax and social contribution—current

Taxation on income includes the income tax and the social contribution. CLS SP, CLS RJ and CLS Brasília record the income tax and social contribution based on taxable income (previously based on the presumed profits method). Income tax is calculated at a rate of 15%, plus a surtax of 10% on taxable profit exceeding R$ 240 over 12 months, whereas social contribution tax is computed at a rate of 9% on taxable profit, both recognized on an accrual basis. Therefore, additions to the book profit of expenses, temporarily nondeductible, or exclusions from revenues, temporarily nontaxable, for computation of current taxable profit generate deferred tax credits or debits.

The computation for income tax and social contribution for the CLS Sul was calculated according with the presumed profits method, which basis and rates are set forth in the tax legislation in force. CLS BSB was included in the presumed profits method until December 31, 2010.

Advances or amounts subject to offset are stated in current or non-current assets, according to the estimate of their realization.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies (Continued)

4.11. Taxation (Continued)

Income tax and social contribution—deferred

Deferred income tax and social contribution are generated by tax loss carryforwards and by temporary differences on the balance sheet date between the tax basis of assets and liabilities and their book values.

The book value of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax and social contribution assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date.

Deferred tax assets and liabilities are offset if a legally enforceable right to offset exists and the deferred taxes relate to the same taxable entity and the same taxation authority.

4.12. Judgments, estimates and significant accounting assumptions

Judgments

The preparation of the consolidated financial statements requires management to make judgments and estimates, and adopt assumptions that affect the amounts stated for revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities on the financial statement date.

However, uncertainties regarding these estimates and assumptions might lead to results that require significant adjustments to the book value of an asset or liability affected in future periods.

Estimates and assumptions

Major assumptions related to sources of uncertainty in future estimates and other relevant sources of uncertainty in estimates on the balance sheet date that entail significant risk of material adjustment to the book value of assets and liabilities in the next financial year are discussed as follows.

Impairment loss on nonfinancial assets

Impairment loss exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The fair value less sales cost is calculated based on available information about similar asset sales transactions or market-observable prices less additional costs to dispose of the asset item. In 2011 the Company recorded impairment loss in the amount of R$300 related to leasehold improvements located in office spaces that the Company plans to vacate. No other evidence indicating that the asset net book values exceeding their recoverable amounts has been identified.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies (Continued)

4.12. Judgments, estimates and significant accounting assumptions (Continued)

Estimates and assumptions (Continued)

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax strategies.

The Group has tax loss carryforwards for both income tax and social contribution amounting approximately to R$2,197 at December 31, 2011 (R$2,100 in 2010). These losses, which relate to the Parent Company that has a history of taxable losses, do not expire and may not be used to offset taxable income elsewhere in the Group. Tax-offsettable losses generated in Brazil may be offset against future taxable profit up to 30% of the taxable profit determined in any given year. CLS SP, CLS RJ and CLS Brasília have no tax losses, but taxable temporary differences.

If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by R$1,143 at December 31, 2011 (R$705 in 2010). Further details on deferred taxes are disclosed in Note 13.3.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are recorded in an amount considered sufficient by the Group’s management, supported by the opinion of their legal advisors, to cover probable losses on lawsuits. Further details on contingencies are disclosed in Note 12.

4.13. Minority partner distributions and buyouts

The proprietors and the JVs are required to sign a five to seven-year agreement (“Protocolo de Entendimentos”—Memorandum of Understanding) and to purchase an ownership interest in the CLS Companies. This ownership interest gives the proprietor and the JVs the right to receive distributions based on a percentage of the after-tax income results of their respective restaurants for the duration of the agreement.

PGS Consultoria has the option to purchase the minority partners’ interests after a five to seven-year period based on the terms specified in the agreement.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

4. Summary of significant accounting policies (Continued)

4.13. Minority partner distributions and buyouts (Continued)

The Group estimates future purchases of proprietors’ and JVs’ interests using current information on restaurant performance and records the minority partner obligations in the line item “accrued buyout liability” in the consolidated balance sheets. In the period the Group purchases the proprietors’ and JVs’ interests, an adjustment is recorded to recognize any remaining expense associated with the purchase and reduce the related accrued buyout liability.

Distributions made to proprietors and JVs are included in “restaurant payroll expenses” and “general and administrative expenses,” respectively, in the consolidated statements of income.

4.14 Operating Leases

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease and may include potential rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The initial lease term includes the “build-out” period of the Company’s leases, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent and is included in the Consolidated Balance Sheets. Payments received from landlords as incentives for leasehold improvements are recorded as deferred rent and are amortized on a straight-line basis over the term of the lease as a reduction of rent expense. Lease termination fees, if any, and future obligated lease payments for closed locations are recorded as an expense in the period that they are incurred.

4.15. Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

5. Cash and cash equivalents

	2011		2009
	(unaudited)	2010	(unaudited)
Cash	60	50	60
Bank deposits	8,228	1,917	3,236
Short term investments	13,544	9,065	2

	21,832	11,032	3,298

Cash equivalents consist of investments that are readily convertible to cash with an original maturity date of three months or less.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

6. Trade accounts receivable

Trade accounts receivable consist mainly of amounts receivable from credit card companies, as follows:

	2011		2009
	(unaudited)	2010	(unaudited)
Redecard (Mastercard/Diners/Credicard)	3,884	2,604	2,012
Visanet (Visa/Visa electron)	8,722	5,501	4,355
American express	729	366	473
Other	2,218	1,385	569

	15,553	9,856	7,409

7. Inventories

	2011		2009
	(unaudited)	2010	(unaudited)
Kitchen utensils	1,768	1,666	1,551
Meat and Chicken	1,184	969	736
Dairy	251	245	207
Pagers	342	252	282
Distilled	321	256	240
Beverage	324	309	261
Vegetables	149	134	103
Wine	282	148	177
Beer	149	122	89
Shrimp	68	40	37
Fish	111	66	48
Inventories held by third-parties	3,634	3,530	3,707
Imports in transit	298	717	559
Other	1,184	2,006	1,490

	10,065	10,460	9,487

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

8. Property, fixtures and equipment

	Land	Furniture and fixture	Computers	Equipment and facilities	Buildings	Leasehold improvements	Construction in progress	Total
Cost
Balances at December 31, 2008 (unaudited)	3,363	11,142	4,224	24,568	33,408	7,729	73	84,507
Additions	—	2,168	999	5,021	7,225	951	1,260	17,624
Write-offs	—	(18)	—	—	—	—	(13)	(31)

Balances at December 31, 2009 (unaudited)	3,363	13,292	5,223	29,589	40,633	8,680	1,320	102,100
Additions	—	2,301	1,153	7,148	8,495	1,778	1,566	22,441
Transfer	—	1,280	90	804	—	712	(2,886)	—

Balances at December 31, 2010	3,363	16,873	6,466	37,541	49,128	11,170	—	124,541
Additions	—	1,156	587	5,953	2,975	8,521	7,083	26,275
Transfer	—	3,043	(41)	3,193	8,265	(7,377)	(7,083)	—

Balances at December 31, 2011 (unaudited)	3,363	21,072	7,012	46,687	60,368	12,314	—	150,816

Depreciation
Balances at December 31, 2008 (unaudited)	—	(3,445)	(2,041)	(7,977)	(5,583)	(2,424)	—	(21,470)
Additions	—	(1,207)	(759)	(2,750)	(2,466)	(717)	—	(7,899)

Balances at December 31, 2009 (unaudited)	—	(4,652)	(2,800)	(10,727)	(8,049)	(3,141)	—	(29,369)
Additions	—	(1,283)	(825)	(3,109)	(3,098)	(750)	—	(9,065)
Write-offs	—	—	—	—	85	—	—	85

Balances at December 31, 2010	—	(5,935)	(3,625)	(13,836)	(11,062)	(3,891)	—	(38,349)
Additions		(1,597)	(831)	(3,592)	(3,763)	(917)	—	(10,700)
Impairment	—	—	—	—	—	(300)	—	(300)

Balances at December 31, 2011 (unaudited)	—	(7,532)	(4,456)	(17,428)	(14,825)	(5,108)	—	(49,349)

Residual value
Balances at December 31, 2009 (unaudited)	3,363	8,640	2,423	18,862	32,584	5,539	1,320	72,731

Balances at December 31, 2010	3,363	10,938	2,841	23,705	38,066	7,279	—	86,192

Balances at December 31, 2011 (unaudited)	3,363	13,540	2,556	29,259	45,543	7,206	—	101,467

Average annual depreciation rate	—	10%	20%	10%	4%	6.7% to 10%	—	—

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

8. Property, fixtures and equipment (Continued)

In 2011 the Company recorded impairment loss in the amount of R$300 related to leasehold improvements located in office spaces that the Company plans to vacate. No other evidence indicating that the asset net book values exceeding their recoverable amounts has been identified.

9. Intangible assets

	Software	Franchise fees	Other	Total
Cost
Balances at December 31, 2008 (unaudited)	—	2,215	1,119	3,334
Additions	190	493	109	792
Write-offs	—	—	(9)	(9)

Balances at December 31, 2009 (unaudited)	190	2,708	1,219	4,117
Additions	93	374	33	500
Write-offs	—	(57)	(191)	(248)

Balances at December 31, 2010	283	3,025	1,061	4,369
Additions	2,416	431	965	3,812
Write-offs	—	(6)	(4)	(10)

Balances at December 31, 2011 (unaudited)	2,699	3,450	2,022	8,171

Amortization
Balances at December 31, 2008 (unaudited)	—	(604)	(63)	(667)
Additions	—	(120)	(86)	(206)

Balances at December 31, 2009 (unaudited)	—	(724)	(149)	(873)
Additions	(148)	(140)	(86)	(374)

Balances at December 31, 2010	(148)	(864)	(235)	(1,247)
Additions	—	(154)	(114)	(268)

Balances at December 31, 2011 (unaudited)	(148)	(1,018)	(349)	(1,515)

Residual value
Balances at December 31, 2009 (unaudited)	190	1,984	1,070	3,244

Balances at December 31, 2010	135	2,161	826	3,122

Balances at December 31, 2011 (unaudited)	2,551	2,432	1,673	6,656

Average annual amortization rate	20%	5%	20%

Franchise fee

The Group has a franchise agreement with Outback Steakhouse International (“OSI”), which expires generally 20 years after the date restaurant is opened. The Group has the option to renew the agreement for one consecutive term of 20 years, subject to certain conditions. Pursuant to the Agreement, the Group must operate the restaurant in strict conformity with the methods, standards and specifications prescribed by OSI, regarding training, staff, health standards, suppliers and advertising, among others. The Group is contractually bound to pay franchise fees of US$ 40 at the opening of each restaurant, and monthly royalties of 4% to 5% of net sales after the restaurant is opened. Royalties fees are charged to expenses as incurred.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

10. Transactions with related parties

On December 31, 2011 (unaudited), 2010 and 2009 (unaudited) the balance of transactions with related parties can be summarized as follows:

	Assets			Liabilities
	2011		2009	2011		2009
	(unaudited)	2010	(unaudited)	(unaudited)	2010	(unaudited)
Current
Loans
Outback Steakhouse International	—	—	—	577	822	940
Royalties payable
Outback Steakhouse International	—	—	—	1,867	1,604	3,865
Franchise fees
Outback Steakhouse International	—	—	—	375	205	79

Total current	—	—	—	2,819	2,631	4,884

Noncurrent
Accounts receivable/payable
Outback Steakhouse International	19	18	7	57	11	32
Starbucks Brasil Comércio de Cafés Ltda.	110	104	530	—	—	—

	129	122	537	57	11	32
Loans
Outback Steakhouse International	—	—	—	—	505	1,374

Other	—	—	—	146	12	24

Total noncurrent	129	122	537	203	528	1,430

Total	129	122	537	3,022	3,159	6,314

Until 2010, PGS Consultoria provided administrative and/or technical services to Starbucks Brasil Comércio de Cafés Ltda., which were billed according to the agreements between the parties. The service revenues were R$ 1,035 in 2010 and R$ 908 in 2009 (unaudited).

	2011 (unaudited)		2010		2009 (unaudited)
	Royalties (i)	Financial results (ii)	Royalties (i)	Financial results (ii)	Royalties (i)	Financial results (ii)
Outback Steakhouse International	18,356	124	14,576	(118)	11,228	706

	18,356	124	14,576	(118)	11,228	706

(i)	Refer to the royalties calculated on the net revenues posted by the stores.
(ii)	Refer, basically, to the interest expenses and exchange variation on Outback Steakhouse International loans.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

10. Transactions with related parties (Continued)

Outback Steakhouse International—“OSI”

The transactions between the Group and OSI consist of:

•

The Group is contractually bound to pay franchise fees of US$ 40 at the opening of each restaurant and monthly royalties of 4% to 5% of net sales after the restaurant is opened. Monthly royalty fees are charged to expenses as incurred.

•

The original principal balance of loans provided by OSI totaled US$ 3,200. The proceeds were substantially used to build the stores in Moema, Center Norte and Market Place, located in the city of São Paulo; Leblon and Norte Shopping, located in the city of Rio de Janeiro; and Flamboyant, located in the city of Goiania. The outstanding balance as of December 31, 2011 (unaudited), 2010 and 2009 (unaudited) can be summarized as follows:

	2011 (unaudited)			2010
Description	Current	Noncurrent	Total	Current	Noncurrent	Total
Promissory Note—US$ 400—BZ 13	—	—	—	80	5	85
Promissory Note—US$ 400—BZ 14	83	—	83	133	67	200
Promissory Note—US$ 600—BZ 15	146	—	146	203	133	336
Promissory Note—US$ 600—BZ 16	146	—	146	203	133	336
Promissory Note—US$ 600—BZ 18	202	—	202	203	167	370

Total	577	—	577	822	505	1,327

	2009 (unaudited)
Description	Current	Noncurrent	Total
Promissory Note—US$ 600—BZ 11	35	—	35
Promissory Note—US$ 400—BZ 13	139	86	225
Promissory Note—US$ 400—BZ 14	139	209	348
Promissory Note—US$ 600—BZ 15	209	348	557
Promissory Note—US$ 600—BZ 16	209	348	557
Promissory Note—US$ 600—BZ 18	209	383	692

Total	940	1,374	2,314

At December 31, 2011 the main terms of outstanding loans can be summarized as follows:

Description	Amount	Index	Interest rate	Maturity date
Promissory Note	US$ 400	US Dollars	7% p.a	July, 2012
Promissory Note	US$ 600	US Dollars	7% p.a	September, 2012
Promissory Note	US$ 600	US Dollars	7% p.a	September, 2012
Promissory Note	US$ 600	US Dollars	7% p.a	November, 2012

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

10. Transactions with related parties (Continued)

Distribution of Profits—CLS Companies

Dividends paid to proprietors (stores’ managing partners) and to JVs (operating partners who supervise the Rio de Janeiro, São Paulo, Brasília and South Region stores) are distributed according to the criteria stated within each individual partner’s association document referred to as “Protocolo de Entendimento” (Memorandum of Understanding).

Partners are paid dividends according to a percentage of the after-tax income results (“ATI”) of their respective restaurants, as per their P&L statements. It is 7.5% of ATI for managing partners and 3.5% to 6% for operating partners. Members of top management have also received dividends based on certain monthly fixed amounts stipulated in the previous year’s budget submitted to and approved by OSI.

Based on the above and in accordance with local laws allowing actual distributions to be different than the exact amount owed to a partner, based on his/her members’ position, the CLS Companies distributed the following amounts to its partners during 2011 (unaudited), 2010, and 2009 (unaudited):

	2011 (unaudited)	2010	2009 (unaudited)
Proprietors (stores’ managing partners)	2,675	1,495	1,190
JVs (operating partners)	1,950	1,782	1,296
Executives	2,113	3,241	2,052

	6,738	6,518	4,538

Dividends paid to the minority partners are recognized as compensation expense in the consolidated statements of income in the period earned.

11. Loans

	2011 (unaudited)			2010
Description	Current	Noncurrent	Total	Current	Noncurrent	Total
Banco do Brasil S.A. (i)	—	—	—	165	—	165
Banco Nordeste Brasil S.A.(ii)	762	1,732	2,494	—	—	—

Total	762	1,732	2,494	165	—	165

	2009 (unaudited)
Description	Noncurrent	Noncurrent	Total
Banco do Brasil S.A. (i)	283	165	448
Banco Nordeste Brasil S.A. (ii)	—	—	—

Total	283	165	448

(i)	The principal amount was subject to annual interest of 14%. The guarantees pledged in connection with the Banco do Brasil S.A. loan were substantially comprised of properties owned by PGS Consultoria, and improvements made in rented properties financed through this contract, amounting to approximately R$ 1,500. The Banco do Brasil loan matured in 2011.
(ii)	On January 10, 2011, CLS Brasília entered into a loan agreement with Banco Nordeste Brasil S.A. The principal amount of the loan on that date was R$ 2,494 and is to be paid in 36 monthly installments of principal and interest beginning on February 10, 2012 and ending on January 10, 2015. Interest charges are waived for the period January 10, 2011 to January 10, 2012. The principal amount is subject to annual interest of 9.5%. The loan is guaranteed by PGS Consultoria.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

12. Contingencies

The Group is involved in tax, civil and labor lawsuits arising in the normal course of operations. These matters are discussed at the administrative and judicial levels. Judicial deposits related to these matters are made, when applicable. The Company accrues for loss contingencies that are probable and reasonably estimable.

The provision amount of R$ 2,100 was recorded as of December 31, 2011 and is related mainly by approximately R$2,000 to uniforms allowance that was not subjected to social contribution and withholding income tax. Such provision covers all CLS companies.

At December 31, 2011 (unaudited), 2010 and 2009 (unaudited), the Group’s external legal advisors estimate the chances of a final unfavorable outcome as “possible” in certain matters, primarily related to labor and tax claims. The total possible contingencies that are uncertain at this time and could have a material adverse effect on the Company’s financial condition are R$11,600 as of December 31, 2011.

The three most significant cases for the CLS Companies involve amounts totaling approximately R$ 4,600 (CLS SP). These suits were filed by Secretaria de Fazenda do Estado de São Paulo seeking additional payments for ICMS under the taxpayer substitution system in addition to fines for noncompliance with other accessory obligations. The most significant case for PGS Consultoria, involves an amount totaling approximately R$ 2,900. In this matter the tax authorities are questioning the payment of income tax and social contribution.

The Group is questioning a matter related to the validity of the social contribution tax for intervention in the economic order (CIDE), established by law, on the remittance of royalties. Management, supported by preliminary injunctions granted in its favor, is judicially paying this tax. The judicial deposit related to this matter amounts to R$ 4,003 at December 31, 2011 (unaudited), (R$ 2,787 in 2010 and R$ 1,833 in 2009 (unaudited)). The Group maintains a provision related to this tax, which is presented in noncurrent liabilities in accordance with the expected date of outcome of these proceedings.

13. Income tax and social contribution

CLS do Sul has elected to calculate income tax and social contribution using the “presumed profits” method. Under the “presumed profits” method, taxable income is calculated as an amount equal to different percentages of gross revenue based on the activities of the taxpayer.

Under current Brazil tax law, the percentages of the CLS Companies’ gross revenues are 8% for calculating income tax, and 12% for social contribution. The Parent Company, CLS SP, CLS RJ, and CLS BSB calculate their income tax and social contribution using the “actual profits” method, which is based on total taxable income.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

13. Income tax and social contribution (Continued)

Tax loss carry forwards through December 31, 2011 (unaudited) and 2010 relating to income tax and social contributions were approximately R$2,764 and R$ 2,100, respectively, comprised entirely of fiscal results of the Parent Company. These tax loss carry forwards can offset future taxable income. Brazilian tax laws restrict the offset of tax losses to 30% of taxable profits on an annual basis. These losses can be used indefinitely and are not impacted by a change in ownership of the Parent Company.

13.1. Components of income tax and social contribution provision

	2011 (unaudited)	2010	2009 (unaudited)
Current income tax and social contribution	21,365	13,927	10,653
Deferred income tax and social contribution	(2,647)	(910)	(243)

	18,718	13,017	10,410

13.2. Reconciliation income tax and social contribution provision at statutory rate to effective rate

	2011 (unaudited)	2010	2009 (unaudited)
Income before income tax and social contribution	40,911	32,980	23,801

Income tax and social contribution at statutory rate of 34%	13,910	11,213	8,092
Benefits of utilizing presumed profits method of calculating of income tax and social contribution for CLS do Sul (also for CLS BSB in 2010)	(738)	(2,033)	(426)
Non-deductible expenses for minority partner distributions and buyouts	3,398	3,354	2,200
Other non-deductible expenses	1,782	487	650
Provisions arising from write-down of tax losses	438	44	—
Benefit of utilizing previously written-down tax losses	—	—	(58)
Benefits of income excluded from income tax surcharge	(72)	(48)	(48)

Effective income tax and social contribution provision	18,718	13,017	10,410

Effective rate	45.8%	39.5%	43.7%

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

13. Income tax and social contribution (Continued)

13.3 Components of deferred income tax and social contribution

	2011 (unaudited)	2010	2009 (unaudited)
Tax loss carry forward	940	705	661
Temporary differences
Pre-opening costs	2,308	2,135	1,782
Provision for contingency	571	—	—
Lease	413	—	—
Provision for CIDE	1,026	667	437
Provision for bonus	1,112	136	—
Other	449	191	—

	6,819	3,834	2,880
Unrecognized deferred tax assets	(1,043)	(705)	(661)

	5,776	3,129	2,219

Deferred income tax and social contribution assets, resulting from tax loss carry forwards and temporary differences, are recorded taking into consideration the probable realization thereof, based on projected future results of operations considering internal assumptions and future economic scenarios that are subject to change. These projections indicate that future operating results will provide taxable income for CLS SP, CLS RJ and CLS BSB. Therefore the Group’s management expects to realize the deferred tax assets. The unused credits reflect the assessment of the likelihood of realizing the deferred tax asset comprised of the tax loss carry forwards attributable to the Parent Company.

14. Members’ equity

14.1. Capital stock

At December 31, 2011 (unaudited), 2010, and 2009 (unaudited) the Parent Company’s subscribed capital amounted to R$ 21,864, divided into 20,244,048 units of interest with par value of R$ 1.08 each, distributed as follows:

Numbers of units of interest
PGS Participações Ltda.	10,122,024
Outback Steakhouse International Investments Co. (“OSI”)	10,122,024

20,244,048

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

14. Members’ equity (Continued)

14.2 Distribution of profits

The Parent Company’s management decided to maintain profits for 2011 (unaudited) and 2010 in retained earnings, to be later appropriated in a members meeting. The members approved the distribution of dividends in the amount of R$ 749, relating to profits for 2009, distributed as follow:

Numbers of units of interest
PGS Participações Ltda.	374.5
Outback Steakhouse International Investments Co. (“OSI”)	374.5

749.0

The Parent Company’s management also decided to maintain the remaining profits for 2009 (unaudited) in retained earnings, to be later appropriated in a members meeting.

15. Financial instruments

The Group evaluated its financial assets and liabilities in relation to market value through available information available and appropriate evaluation methodologies. The interpretation of market data and the selection of evaluation methods require extensive judgment and estimates to calculate the most appropriate realization value. Consequently, the estimates presented do not necessarily show the amounts that may be realized in the market. The use of different market assumptions and/or methods may have a material effect on the estimated realization values.

The Group’s main financial instruments consist of cash and cash equivalents, trade accounts receivable, trade accounts payable and current and noncurrent loans.

Fair value measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and is a market-based measurement. To measure fair value, the Group incorporates assumptions that market participants would use in pricing the asset or liability, and utilizes market data to the maximum extent possible.

Set out below is a comparison by financial statement class of the book value and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

15. Financial instruments (Continued)

Fair value measurements (Continued)

	Book value			Fair value
Description	2011 (unaudited)	2010	2009 (unaudited)	2011 (unaudited)	2010	2009 (unaudited)
Financial assets
Cash and cash equivalents	21,832	11,032	3,298	21,832	11,032	3,298
Trade accounts receivable	15,553	9,856	7,409	15,553	9,856	7,409
Recoverable taxes	226	1,004	2,294	226	1,004	2,294
Credits from related parties	129	122	537	129	122	537
Other assets	2,324	1,725	1,449	2,324	1,725	1,449

	40,064	23,739	14,987	40,064	23,739	14,987

Financial liabilities
Loans, including related party	3,071	1,492	2,762	3,071	1,492	2,762
Trade accounts payable	9,998	8,743	6,531	9,998	8,743	6,531
Rental payable, including deferred	3,648	2,096	1,430	3,648	2,096	1,430
Payroll, provisions and social charges	10,866	8,078	5,560	10,866	8,078	5,560
Taxes and contributions	7,237	5,416	5,405	7,237	5,416	5,405
Royalties and franchises fee	2,242	1,809	3,944	2,242	1,809	3,944
Accounts payable to minority partners	1,077	1,309	1,807	1,077	1,309	1,807
Accrued buyout liability	8,556	5,753	3,306	8,556	5,753	3,306
Other liabilities	3,069	2,340	2,340	3,069	2,340	2,340

	49,764	37,036	33,085	49,764	37,036	33,085

The fair values of cash and cash equivalents, trade accounts receivable, trade accounts payable and short-term accounts payable approximate their respective book values due to the their short-term maturity. Loans are recognized initially at fair value, plus directly attributable transaction costs. Following the initial recognition, loans subject to interest are measured at the amortized cost using the effective interest rate method.

As a basis for considering the market participant assumptions in fair value measurements, a three-tier fair value hierarchy prioritizes the inputs used in measuring fair values as follows:

•	Level 1—observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access;

•	Level 2—inputs, other than the quoted market prices included in Level 1, which are observable for the asset or liability, either directly or indirectly; and

•	Level 3—unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market data available.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

15. Financial instruments (Continued)

Fair value measurements (Continued)

The fair value measurement of short-term investments classified as cash and cash equivalents at December 31, 2011, 2010 and 2009, in the amount of R$13,544 (unaudited), R$ 8,863, and R$ 2 (unaudited), respectively, uses inputs that fall within Level 2 of the fair value hierarchy.

The Group is not engaged in any outstanding hedging instruments, term contracts, swap operations, options, futures, or embedded derivatives operations. Therefore, the Group has no risk related to derivatives utilization policies.

Significant market risk factors affecting the Group’s business are as follows:

Exchange rate risk

This risk arises from the possibility of the Group incurring losses because of fluctuations in foreign currency exchange rates. The Group presents liabilities denominated in US dollars, mainly in connection with the loans from the related party OSI.

The Group does not use hedging instruments to protect against exchange rate fluctuations between the Brazilian real and the US dollar.

Credit risk

This risk mainly involves the Groups’ cash and cash equivalents and accounts receivable. The Group carries out operations with highly-rated banks, which minimizes risk. Accounts receivable are substantially generated from credit card companies resulting from sales in the restaurants. Management does not anticipate losses in the realization of such receivables.

Liquidity risk

Liquidity risk arises from the possibility that the Group may not have sufficient funds to comply with their financial commitments due to the different currencies and settlement terms of their rights and obligations.

In order to mitigate liquidity risk for the Parent Company and its subsidiaries. the Group’s liquidity and cash flow is monitored on a daily basis by Management, assuring that cash flow from operations and available funding, when necessary, is sufficient to meet its commitment schedule.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

15. Financial instruments (Continued)

Liquidity risk (Continued)

The tables below summarize the maturity profile of the Group’s financial liabilities on contractual and undiscounted payments.

	Year ended December 31, 2011 (unaudited)
	Up to 1 year	1 to 5 years	> 5 years	Total
Loans, including related party	1,339	1,732	—	3,071
Trade accounts payable	9,998	—	—	9,998
Rental payable, including deferred	2,490	686	472	3,648
Payroll, provisions and social charges	10,866	—	—	10,866
Taxes and contributions	7,237	—	—	7,237
Royalties and franchises fee	2,242	—	—	2,242
Accrued buyout liability	332	8,224	—	8,556
Other liabilities	3,655	491	—	4,146

	38,159	11,133	472	49,764

	Year ended December 31, 2010
	Up to 1 year	1 to 5 years	> 5 years	Total
Loans, including related party	987	505	—	1,492
Trade accounts payable	8,743	—	—	8,743
Rental payable	2,096	—	—	2,096
Payroll, provisions and social charges	8,078	—	—	8,078
Taxes and contributions	5,416	—	—	5,416
Royalties and franchises fee	1,809	—	—	1,809
Accrued buyout liability	482	5,271		5,753
Other liabilities	3,649	—	—	3,649

	31,260	5,776	—	37,036

	Year ended December 31, 2009 (unaudited)
	Up to 1 year	1 to 5 years	> 5 years	Total
Loans, including related party	1,223	1,539	—	2,762
Trade accounts payable	6,531	—	—	6,531
Rental payable	1,430	—	—	1,430
Payroll, provisions and social charges	5,560	—	—	5,560
Taxes and contributions	5,405	—	—	5,405
Royalties and franchises fee	3,944	—	—	3,944
Accrued buyout liability	283	3,023		3,306
Other liabilities	4,147	—	—	4,147

	28,523	4,562	—	33,085

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

15. Financial instruments (Continued)

Interest rate risk

Interest rate risk arises from the possibility that the Group incurs losses because of fluctuations in interest rates that could increase certain financial expenses related to loans and financing raised from the market. The Group’s exposure to market risks for changes in interest rates relates primarily to the bank debt and loans with related parties. Considering the Group’s debt profile, management considers the risk of exposure to interest rate variation to be insignificant.

Capital Management

Capital includes units of interest and equity attributable to the equity holders of the Parent.

The primary objective of the Group’s capital management is to ensure that it maintains sufficient capital in order to support its business and maximize member value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust dividend payments to members, return capital to members, take out new loans, or issue new units of interest. No changes were made to the objectives, policies, or processes for managing capital during the years ended December 31, 2011 (unaudited), 2010, and 2009 (unaudited).

Included within net debt are loans, trade accounts payable, less cash and cash equivalents.

	2011 (unaudited)	2010	2009 (unaudited)
Loans, including related party	3,071	1,492	2,762
Trade accounts payable	9,998	8,743	6,531
Less: cash and cash equivalents	(21,832)	(11,032)	(3,298)

Net debt	(8,763)	(797)	5,995
Members’ equity	109,981	87,788	67,825

Members’ equity and net debt	101,218	86,991	73,820

16. Operating lease commitments

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases during 2011 (unaudited), 2010, and 2009 (unaudited) was R$12,255, R$8,448, and R$7,061, respectively.

The Group has entered into operating leases for the restaurants locations. These leases have an average life of between 10 to 15 years. Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	2011		2009
	(unaudited)	2010	(unaudited)
Within one year	12,802	6,513	7,660
After one year but not more than five years	47,444	45,306	46,408
More than five years	61,940	74,862	66,100

	122,186	126,681	120,168

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

17. Insurance coverage

The Group maintains insurance coverage primarily for risks of loss relating to property damages, loss of profit, and fixed asset items. Coverage amounts are deemed sufficient by Management to cover any potential losses. At December 31, 2011, the Group had the following main insurance policies contracted with third parties:

Type	Insurance company	Inception date	Expiry date	Maximum indemnity limit
Property damages	Generali Brasil Seguros	30/Sep/2011	30/Jun/2012	R$	10,000
General civil liability	Chubb do Brasil Cia de Seguros	30/Jun/2011	30/Jun/2012	R$	3,000
Directors and Officers liability	Ace Seguradora S.A.	11/Jul/2011	11/Jul/2012	R$	5,000

18. Summary and reconciliation of the differences between the accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America

The consolidated financial statements were prepared and are presented in accordance with BR GAAP, which comprise the pronouncements, interpretations and guidance issued by the Brazilian Accounting Pronouncements Committee (“CPC”). Note 4 to the consolidated financial statements summarizes the principal accounting practices adopted by the Group.

BR GAAP differs, in certain significant respects, from US GAAP. No relevant differences between BR GAAP and US GAAP were identified for the Group’s members’ equity and net income as of and for the years ended December 31, 2011 (unaudited), 2010, and 2009 (unaudited).

Classification of statement of cash flows

Under BR GAAP, the classification of certain cash flow items is presented differently from US GAAP. Under BR GAAP, interest paid is recorded in financing activities. For US GAAP purposes, interest paid is classified in operating activities.

Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

PGS CONSULTORIA E SERVIÇOS LTDA.

Notes to consolidated financial statements

December 31, 2011 (unaudited), 2010 and 2009 (unaudited)

(In thousands of reais, except when mentioned otherwise)

18. Summary and reconciliation of the differences between the accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America (Continued)

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 in 2011 did not have an effect on the Company’s consolidated financial statements.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS (in thousands):

	Balance at the Beginning of the Period	Charged to Costs and Expenses	Deductions(1)	Balance at the End of the Period
Year Ended December 31, 2011
Allowance for note receivable for affiliated entity(2)	$33,150	$(33,150)	$—	$—
Allowance for doubtful accounts	2,454	117	(454)	2,117
Valuation allowance on deferred income tax assets	25,886	12,948	(2,997)	35,837

	$61,490	$(20,085)	$(3,451)	$37,954

Year Ended December 31, 2010
Allowance for note receivable for affiliated entity	$33,150	$—	$—	$33,150
Allowance for doubtful accounts	1,697	2,295	(1,538)	2,454
Valuation allowance on deferred income tax assets	21,977	3,909	—	25,886

	$56,824	$6,204	$(1,538)	$61,490

Year Ended December 31, 2009
Allowance for note receivable for affiliated entity	$33,150	$—	$—	$33,150
Allowance for doubtful accounts	3,011	724	(2,038)	1,697
Valuation allowance on deferred income tax assets	4,992	18,743	(1,758)	21,977

	$41,153	$22,701	$(7,030)	$56,824

(1)	Deductions for Allowance for doubtful accounts represent the write off of uncollectible accounts or reductions to allowances previously provided. Deductions for Valuation allowance on deferred income tax assets represent changes in timing differences between periods.
(2)	On September 26, 2011, the Company entered into a settlement agreement with the T-Bird Parties to settle all outstanding litigation with T-Bird. In accordance with the terms of the settlement agreement, T-Bird agreed to pay $33.3 million to the Company, which included $33.2 million to satisfy the T-Bird promissory note that the Company purchased from T-Bird’s former lender. The settlement payment was received in November 2011, and $33.2 million was recorded as Recovery of note receivable from affiliated entity in the Company’s Consolidated Statement of Operations for the year ended December 31, 2011.

S-1

A thousand **DETAILS**, a single **GOAL.**

fun

caring

inspired

Bloomin' Brands, Inc.™ System-wide Restaurant Locations

18
3
8
6
2
2
9
11
35
1
1
3
43
19
3
12
16
6
7
8
27
22
49
41
40
2
40
83
27
10
16
8
60
17
62
40
7
31
5
11
11
38
8
23
49
21
73
215
1
1

Canada 4
Korea 103 (Equity)
Egypt 1
Japan 9
Dominican Republic 1
Hong Kong 7 (Equity)
Taiwan 5
Philippines 3
Mexico 5
Venezuela 1
Saudi Arabia 3
UAE 2
Thailand 1
Guam 1
Costa Rica 1
Singapore 1
Malaysia 1
Brazil 34 (JV)
Indonesia 2
Australia 6

Total Number of System-wide Restaurants by Brand

System-wide locations include all company-owned, franchise and unconsolidated joint venture restaurants, regardless of ownership.

Outback Steakhouse	Bonefish Grill	Carrabba's Italian Grill	Roy's	Fleming's Prime Steakhouse	Outback International
775	158	231	22	64	192

Until             , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common stock

P R O S P E C T U S

BofA Merrill Lynch

Morgan Stanley

J.P. Morgan

Deutsche Bank Securities

Goldman, Sachs & Co.

Jefferies

William Blair

Raymond James

Wells Fargo Securities

The Williams Capital Group, L.P.

                    , 2012

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee		$39,537
Financial Industry Regulatory Authority, Inc. Filing Fee		30,500
Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including advancement of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Equity Securities

During the year ended December 31, 2009, we granted to certain eligible participants 4,350,000 options to purchase our common stock with an exercise price of $6.50 and 1,043,124 options to purchase our common stock with an exercise price of $10.00 under our Equity Plan. The options were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan.

During the year ended December 31, 2010, we granted to certain eligible participants 1,026,110 options to purchase our common stock with an exercise price of $6.50 and 51,249 options to purchase our common stock with an exercise price of $10.00 under our Equity Plan. The options were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan.

In March 2010, we offered all active employees the opportunity to exchange outstanding stock options with a $10.00 exercise price for the same number of replacement stock options with a $6.50 exercise price. The replacement stock options were awarded on April 6, 2010 following completion of the exchange offer, have an exercise price of $6.50 per share, and have new vesting provisions. In aggregate there were 3,874,949 stock options eligible for exchange, all of which were tendered and accepted for exchange in the exchange offer. The original options were cancelled following the expiration of the offer. No consideration was paid to us by any recipient. The replacement stock options were issued without registration in reliance on the exemptions afforded by Section 3(a)(9) of the Securities Act, as an exchange by the issuer with its existing security holders without commission.

During the year ended December 31, 2011, we granted to certain eligible participants 131,000 options to purchase our common stock with an exercise price of $6.50. These options were later cancelled and reissued with an exercise price of $10.03. In addition, we also granted to such participants 1,775,447 options to purchase our common stock with an exercise price of $10.03 under our Equity Plan. The options were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan.

During the period beginning January 1, 2012 through May 15, 2012, we granted to certain eligible participants 35,000 options to purchase our common stock with an exercise price of $10.03 and 20,000 options to purchase our common stock with an exercise price of $12.02 under our Equity Plan. The options were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibits

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Bloomin’ Brands, Inc. (to be in effect prior to the completion of the offering made under this Registration Statement)

3.2**	Form of Amended and Restated Bylaws of Bloomin’ Brands, Inc. (to be in effect prior to the completion of the offering being made under this Registration Statement)

4.1**	Form of Common Stock Certificate

4.2*	Indenture dated as of June 14, 2007 among OSI Restaurant Partners, LLC, OSI Co-Issuer, Inc., the Guarantors listed on the signature pages thereto and Wells Fargo Bank, National Association, as Trustee

4.3*	Form of 10% Senior Notes due 2015 (contained in Exhibit 4.2)

4.4*	Agreement of Resignation, Appointment and Acceptance, dated as of February 5, 2009 by and among OSI Restaurant Partners, LLC, a Delaware limited liability company, OSI Co-Issuer, Inc., a Delaware corporation, HSBC Bank USA, National Association, a national banking association and Wells Fargo Bank, National Association, a national banking association

4.5*	Registration Rights Agreement dated June 14, 2007 among Kangaroo Holdings, Inc. (now known as Bloomin’ Brands, Inc.) and certain stockholders of Kangaroo Holdings, Inc.

5.1**	Opinion of Baker & Hostetler LLP

10.1	Kangaroo Holdings, Inc. 2007 Equity Incentive Plan, as amended

10.2**	Bloomin’ Brands, Inc. 2012 Incentive Award Plan

10.3*	Unrestricted Stock Rollover Agreement dated June 14, 2007 between Kangaroo Holdings, Inc. and Steven T. Shlemon or his affiliates

10.4*	Employee Rollover Agreement for conversion of OSI Restaurant Partners, Inc. restricted stock to Kangaroo Holdings, Inc. restricted stock entered into by the individuals listed on Schedule 1 thereto

10.5*	Founder Rollover Agreement dated June 14, 2007 between Kangaroo Holdings, Inc. and certain rollover investors of Kangaroo Holdings, Inc. listed on Schedule 1 thereto

Exhibit Number	Description of Exhibits

10.6*	Royalty Agreement dated April 1995 among Carrabba’s Italian Grill, Inc., Outback Steakhouse, Inc., Mangia Beve, Inc., Carrabba, Inc., Carrabba Woodway, Inc., John C. Carrabba, III, Damian C. Mandola, and John C. Carrabba, Jr., as amended by First Amendment to Royalty Agreement dated January 1997 and Second Amendment to Royalty Agreement made and entered into effective April 7, 2010 by and among Carrabba’s Italian Grill, LLC, OSI Restaurant Partners, LLC, Mangia Beve, Inc., Mangia Beve II, Inc., Original, Inc., Voss, Inc., John C. Carrabba, III, Damian C. Mandola, and John C. Carrabba, Jr.

10.7*	Joint Venture Agreement of Roy’s/Outback dated June 17, 1999 between OS Pacific, Inc., a wholly-owned subsidiary of Outback Steakhouse, Inc., and Roy’s Holdings, Inc., as amended by First Amendment to Joint Venture Agreement dated October 31, 2000, effective for all purposes as of June 17, 1999, between RY-8, Inc., a Hawaii corporation, being a wholly owned subsidiary of Roy’s Holding’s, Inc., and OS Pacific, Inc., a Florida corporation, being a wholly owned subsidiary of Outback Steakhouse, Inc.

10.8*	Amended and Restated Operating Agreement for OSI/Fleming’s, LLC made as of June 4, 2010 by and among OS Prime, LLC, a wholly-owned subsidiary of OSI Restaurant Partners, LLC, FPSH Limited Partnership and AWA III Steakhouses, Inc.

10.9*	Credit Agreement dated as of June 14, 2007 among OSI Restaurant Partners, LLC, as Borrower, OSI HoldCo, Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as Administrative Agent, Pre-Funded RC Deposit Bank, Swing Line Lender and an L/C Issuer, Bank of America, N.A., as Syndication Agent, and General Electric Capital Corporation, SunTrust Bank, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank International,” New York Branch, LaSalle Bank, N.A., Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as Co-Documentation Agents, as amended by First Amendment to Credit Agreement dated as of January 28, 2010 and entered into by and among OSI Restaurant Partners, LLC, the Borrower, OSI HoldCo, Inc., Deutsche Bank AG New York Branch, as Administrative Agent, the Lenders party thereto, and, for purposes of Section IV, the Guarantors listed on the signature pages

10.10	Loan and Security Agreement, dated March 27, 2012, between New Private Restaurant Properties, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively as lender[1]

10.11*	Mezzanine Loan and Security Agreement (First Mezzanine), dated March 27, 2012, between New PRP Mezz 1, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively as lender

10.12*	Mezzanine Loan and Security Agreement (Second Mezzanine), dated March 27, 2012, between New PRP Mezz 2, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively, as lender

10.13*	Environmental Indemnity, dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.14*	Environmental Indemnity, dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.15*	Environmental Indemnity, dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.16*	Environmental Indemnity (First Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.17*	Environmental Indemnity (First Mezzanine), dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

Exhibit Number	Description of Exhibits

10.18*	Environmental Indemnity (First Mezzanine), dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.19*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.20*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.21*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.22*	Guaranty of Recourse Obligations, dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

10.23*	Guaranty of Recourse Obligations (First Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

10.24*	Guaranty of Recourse Obligations (Second Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

10.25*	Subordination, Non-Disturbance and Attornment Agreement (New Private Restaurant Properties, LLC), dated March 27, 2012, by and between Bank of America, N.A., German American Capital Corporation, Private Restaurant Master Lessee, LLC and New Private Restaurant Properties, LLC, with the acknowledgement, consent and limited agreement of OSI Restaurant Partners, LLC

10.26	Amended and Restated Master Lease Agreement, dated March 27, 2012, between New Private Restaurant Properties, LLC, as landlord, and Private Restaurant Master Lessee, LLC, as tenant[1]

10.27*	Amended and Restated Guaranty, dated March 27, 2012, by OSI Restaurant Partners, LLC to and for the benefit of New Private Restaurant Properties, LLC

10.28*	Amended and Restated Employment Agreement dated June 14, 2007, between Dirk A. Montgomery and OSI Restaurant Partners, LLC, as amended on January 1, 2009, December 30, 2010, January 1, 2012 and January 10, 2012

10.29*	Amended and Restated Employment Agreement dated June 14, 2007, between Joseph J. Kadow and OSI Restaurant Partners, LLC, as amended on January 1, 2009, June 12, 2009, December 30, 2010 and December 16, 2011

10.30*	Employment Agreement dated June 14, 2007, between Robert D. Basham and OSI Restaurant Partners, LLC, as amended on January 1, 2009

10.31*	Employment Agreement dated June 14, 2007, between Chris T. Sullivan and OSI Restaurant Partners, LLC, as amended on January 1, 2009

10.32*	Officer Employment Agreement dated January 23, 2008 and effective April 12, 2007 by and among Jeffrey S. Smith and Outback Steakhouse of Florida, LLC, as amended on January 1, 2009 and January 1, 2012

10.33*	Officer Employment Agreement amended November 1, 2006 and effective April 27, 2000, by and among Steven T. Shlemon and Carrabba’s Italian Grill, Inc., as amended on January 1, 2012

10.34*	Officer Employment Agreement made and entered into effective August 1, 2001, by and among John W. Cooper and Bonefish Grill, Inc., as amended on January 1, 2012

10.35*	Assignment and Amendment and Restatement of Officer Employment Agreement made and entered into March 26, 2009 and effective as of February 5, 2008, by and among Jody Bilney and Outback Steakhouse of Florida, LLC and OSI Restaurant Partners, LLC, as amended on January 1, 2012

Exhibit Number	Description of Exhibits

10.36*	Employment Agreement, as amended and restated as of December 31, 2009, by and between Elizabeth A. Smith and OSI Restaurant Partners, LLC, as amended on January 1, 2011 and February 2, 2012

10.37*	Officer Employment Agreement made and entered into August 16, 2010 and effective for all purposes as of August 16, 2010 by and among David A. Pace and OSI Restaurant Partners, LLC

10.38*	Amended and Restated Officer Employment Agreement, effective September 12, 2011, by and among David Berg, OS Management, Inc. and Outback Steakhouse International, L.P., as amended on January 1, 2012

10.39**	Form of Bloomin’ Brands, Inc. Indemnification Agreement by and between Bloomin’ Brands, Inc. and each member of its board of directors

10.40*	Option Agreement, dated November 16, 2009, by and between Kangaroo Holdings, Inc. and Elizabeth A. Smith, as amended December 31, 2009

10.41*	Option Agreement, dated July 1, 2011, by and between Kangaroo Holdings, Inc. and Elizabeth A. Smith

10.42*	Form of Option Agreement for Options under the Kangaroo Holdings, Inc. 2007 Equity Incentive Plan

10.43**	Form of Option Agreement for Options under the Bloomin’ Brands, Inc. 2012 Incentive Award Plan

10.44*	Retention Bonus Agreement, dated November 2, 2009, between Kangaroo Holdings, Inc. and Elizabeth A. Smith

10.45*	Bonus Agreement, dated December 31, 2009, between Kangaroo Holdings, Inc. and Elizabeth A. Smith

10.46*	OSI Restaurant Partners, LLC HCE Deferred Compensation Plan effective October 1, 2007

10.47*	Split Dollar Agreement dated August 12, 2008, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Dirk A. Montgomery, Trustee of the Dirk A. Montgomery Revocable Trust dated April 12, 2001

10.48*	Split Dollar Agreement dated August 12, 2008 and effective March 30, 2006, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Joseph J. Kadow

10.49*	Split Dollar Agreement dated August 19, 2008 and effective August 2005, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Richard Danker, Trustee of Robert D. Basham Irrevocable Trust Agreement of 1999 dated December 20, 1999

10.50*	Split Dollar Agreement dated December 18, 2008 and effective August 18, 2005, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Shamrock PTC, LLC, Trustee of the Chris Sullivan 2008 Insurance Trust dated July 17, 2008 and William T. Sullivan, Trustee of the Chris Sullivan Non-exempt Irrevocable Trust dated January 5, 2000 and the Chris Sullivan Exempt Irrevocable Trust dated January 5, 2000

10.51	Lease, dated June 14, 2007, between OS Southern, LLC and Selmon’s/Florida-I, Limited Partnership (predecessor to MVP LRS, LLC)

10.52	Lease, dated June 14, 2007, between OS Southern, LLC and Selmon’s/Florida-I, Limited Partnership (predecessor to MVP LRS, LLC), as amended May 27, 2010

10.53	Officer Employment Agreement, made and entered into effective May 7, 2012, by and among David Deno and OSI Restaurant Partners, LLC

Exhibit Number	Description of Exhibits

10.54	Management Agreement, dated June 14, 2007, by and among Kangaroo Management Company I, LLC, Kangaroo Holdings, Inc. and the subsidiaries of Kangaroo Holdings, Inc. set forth on the signature page thereto, as amended May 10, 2012

10.55	Amendment to Bonus Agreements, dated May 10, 2012, by and between Elizabeth A. Smith and Bloomin’ Brands, Inc.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young Terco

23.3**	Consent of Baker & Hostetler LLP (included in the opinion to be filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (included on signature page)

*	Previously filed
**	To be filed by amendment
[1]	Portions of Exhibits 10.10 and 10.26 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

The following financial statement schedule is filed as part of this registration statement on page S-1 of the prospectus: Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009. All other schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on May 16, 2012.

BLOOMIN’ BRANDS, INC.

By:	/s/ Elizabeth A. Smith
Name:	Elizabeth A. Smith
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Elizabeth A. Smith Elizabeth A. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	May 16, 2012

* Chris T. Sullivan	Director	May 16, 2012

* Robert D. Basham	Director	May 16, 2012

* Andrew B. Balson	Director	May 16, 2012

* J. Michael Chu	Director	May 16, 2012

Signature	Title	Date

* Philip H. Loughlin	Director	May 16, 2012

* Mark E. Nunnelly	Director	May 16, 2012

*BY:	/s/ Joseph J. Kadow
Joseph J. Kadow, Attorney-in-fact

POWER OF ATTORNEY

We, the undersigned officer and director of Bloomin’ Brands, Inc., hereby severally constitute and appoint Joseph J. Kadow, Dirk A. Montgomery and Amanda L. Shaw, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do, in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ David J. Deno David J. Deno	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 16, 2012

/s/ John J. Mahoney John J. Mahoney	Director	May 16, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Bloomin’ Brands, Inc. (to be in effect prior to the completion of the offering made under this Registration Statement)

3.2**	Form of Amended and Restated Bylaws of Bloomin’ Brands, Inc. (to be in effect prior to the completion of the offering being made under this Registration Statement)

4.1**	Form of Common Stock Certificate

4.2*	Indenture dated as of June 14, 2007 among OSI Restaurant Partners, LLC, OSI Co-Issuer, Inc., the Guarantors listed on the signature pages thereto and Wells Fargo Bank, National Association, as Trustee

4.3*	Form of 10% Senior Notes due 2015 (contained in Exhibit 4.2)

4.4*	Agreement of Resignation, Appointment and Acceptance, dated as of February 5, 2009 by and among OSI Restaurant Partners, LLC, a Delaware limited liability company, OSI Co-Issuer, Inc., a Delaware corporation, HSBC Bank USA, National Association, a national banking association and Wells Fargo Bank, National Association, a national banking association

4.5*	Registration Rights Agreement dated June 14, 2007 among Kangaroo Holdings, Inc. (now known as Bloomin’ Brands, Inc.) and certain stockholders of Kangaroo Holdings, Inc.

5.1**	Opinion of Baker & Hostetler LLP

10.1	Kangaroo Holdings, Inc. 2007 Equity Incentive Plan, as amended

10.2**	Bloomin’ Brands, Inc. 2012 Incentive Award Plan

10.3*	Unrestricted Stock Rollover Agreement dated June 14, 2007 between Kangaroo Holdings, Inc. and Steven T. Shlemon or his affiliates

10.4*	Employee Rollover Agreement for conversion of OSI Restaurant Partners, Inc. restricted stock to Kangaroo Holdings, Inc. restricted stock entered into by the individuals listed on Schedule 1 thereto

10.5*	Founder Rollover Agreement dated June 14, 2007 between Kangaroo Holdings, Inc. and certain rollover investors of Kangaroo Holdings, Inc. listed on Schedule I thereto

10.6*	Royalty Agreement dated April 1995 among Carrabba’s Italian Grill, Inc., Outback Steakhouse, Inc., Mangia Beve, Inc., Carrabba, Inc., Carrabba Woodway, Inc., John C. Carrabba, III, Damian C. Mandola, and John C. Carrabba, Jr., as amended by First Amendment to Royalty Agreement dated January 1997 and Second Amendment to Royalty Agreement made and entered into effective April 7, 2010 by and among Carrabba’s Italian Grill, LLC, OSI Restaurant Partners, LLC, Mangia Beve, Inc., Mangia Beve II, Inc., Original, Inc., Voss, Inc., John C. Carrabba, III, Damian C. Mandola, and John C. Carrabba, Jr.

10.7*	Joint Venture Agreement of Roy’s/Outback dated June 17, 1999 between OS Pacific, Inc., a wholly-owned subsidiary of Outback Steakhouse, Inc., and Roy’s Holdings, Inc., as amended by First Amendment to Joint Venture Agreement dated October 31, 2000, effective for all purposes as of June 17, 1999, between RY-8, Inc., a Hawaii corporation, being a wholly owned subsidiary of Roy’s Holding’s, Inc., and OS Pacific, Inc., a Florida corporation, being a wholly owned subsidiary of Outback Steakhouse, Inc.

10.8*	Amended and Restated Operating Agreement for OSI/Fleming’s, LLC made as of June 4, 2010 by and among OS Prime, LLC, a wholly-owned subsidiary of OSI Restaurant Partners, LLC, FPSH Limited Partnership and AWA III Steakhouses, Inc.

Exhibit Number	Description of Exhibits

10.9*	Credit Agreement dated as of June 14, 2007 among OSI Restaurant Partners, LLC, as Borrower, OSI HoldCo, Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as Administrative Agent, Pre-Funded RC Deposit Bank, Swing Line Lender and an L/C Issuer, Bank of America, N.A., as Syndication Agent, and General Electric Capital Corporation, SunTrust Bank, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank International,” New York Branch, LaSalle Bank, N.A., Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as Co-Documentation Agents, as amended by First Amendment to Credit Agreement dated as of January 28, 2010 and entered into by and among OSI Restaurant Partners, LLC, the Borrower, OSI HoldCo, Inc., Deutsche Bank AG New York Branch, as Administrative Agent, the Lenders party thereto, and, for purposes of Section IV, the Guarantors listed on the signature pages

10.10

Loan and Security Agreement, dated March 27, 2012, between New Private Restaurant Properties, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively as lender[1]

10.11*

Mezzanine Loan and Security Agreement (First Mezzanine), dated March 27, 2012, between New PRP Mezz 1, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively as lender

10.12*	Mezzanine Loan and Security Agreement (Second Mezzanine), dated March 27, 2012, between New PRP Mezz 2, LLC, as borrower, and German American Capital Corporation and Bank of America, N.A., collectively, as lender

10.13*	Environmental Indemnity, dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.14*

Environmental Indemnity, dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.15*	Environmental Indemnity, dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.16*	Environmental Indemnity (First Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.17*

Environmental Indemnity (First Mezzanine), dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.18*	Environmental Indemnity (First Mezzanine), dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.19*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. for the benefit of German American Capital Corporation and Bank of America, N.A.

10.20*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by OSI Restaurant Partners, LLC and Private Restaurant Master Lessee, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.21*	Environmental Indemnity (Second Mezzanine), dated March 27, 2012, by PRP Holdings, LLC for the benefit of German American Capital Corporation and Bank of America, N.A.

10.22*	Guaranty of Recourse Obligations, dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

10.23*	Guaranty of Recourse Obligations (First Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

Exhibit Number	Description of Exhibits

10.24*	Guaranty of Recourse Obligations (Second Mezzanine), dated March 27, 2012, by OSI HoldCo I, Inc. to and for the benefit of German American Capital Corporation and Bank of America, N.A.

10.25*	Subordination, Non-Disturbance and Attornment Agreement (New Private Restaurant Properties, LLC), dated March 27, 2012, by and between Bank of America, N.A., German American Capital Corporation, Private Restaurant Master Lessee, LLC and New Private Restaurant Properties, LLC, with the acknowledgement, consent and limited agreement of OSI Restaurant Partners, LLC

10.26	Amended and Restated Master Lease Agreement, dated March 27, 2012, between New Private Restaurant Properties, LLC, as landlord, and Private Restaurant Master Lessee, LLC, as tenant[1]

10.27*	Amended and Restated Guaranty, dated March 27, 2012, by OSI Restaurant Partners, LLC to and for the benefit of New Private Restaurant Properties, LLC

10.28*	Amended and Restated Employment Agreement dated June 14, 2007, between Dirk A. Montgomery and OSI Restaurant Partners, LLC, as amended on January 1, 2009, December 30, 2010, January 1, 2012 and January 10, 2012

10.29*	Amended and Restated Employment Agreement dated June 14, 2007, between Joseph J. Kadow and OSI Restaurant Partners, LLC, as amended on January 1, 2009, June 12, 2009, December 30, 2010 and December 16, 2011

10.30*	Employment Agreement dated June 14, 2007, between Robert D. Basham and OSI Restaurant Partners, LLC, as amended on January 1, 2009

10.31*	Employment Agreement dated June 14, 2007, between Chris T. Sullivan and OSI Restaurant Partners, LLC, as amended on January 1, 2009

10.32*	Officer Employment Agreement dated January 23, 2008 and effective April 12, 2007 by and among Jeffrey S. Smith and Outback Steakhouse of Florida, LLC, as amended on January 1, 2009 and January 1, 2012

10.33*	Officer Employment Agreement amended November 1, 2006 and effective April 27, 2000, by and among Steven T. Shlemon and Carrabba’s Italian Grill, Inc., as amended on January 1, 2012

10.34*	Officer Employment Agreement made and entered into effective August 1, 2001, by and among John W. Cooper and Bonefish Grill, Inc., as amended on January 1, 2012

10.35*	Assignment and Amendment and Restatement of Officer Employment Agreement made and entered into March 26, 2009 and effective as of February 5, 2008, by and among Jody Bilney and Outback Steakhouse of Florida, LLC and OSI Restaurant Partners, LLC, as amended on January 1, 2012

10.36*	Employment Agreement, as amended and restated as of December 31, 2009, by and between Elizabeth A. Smith and OSI Restaurant Partners, LLC, as amended on January 1, 2011 and February 2, 2012

10.37*	Officer Employment Agreement made and entered into August 16, 2010 and effective for all purposes as of August 16, 2010 by and among David A. Pace and OSI Restaurant Partners, LLC

10.38*	Amended and Restated Officer Employment Agreement, effective September 12, 2011, by and among David Berg, OS Management, Inc. and Outback Steakhouse International, L.P., as amended on January 1, 2012

10.39**	Form of Bloomin’ Brands, Inc. Indemnification Agreement by and between Bloomin’ Brands, Inc. and each member of its board of directors

10.40*	Option Agreement, dated November 16, 2009, by and between Kangaroo Holdings, Inc. and Elizabeth A. Smith, as amended December 31, 2009

10.41*	Option Agreement, dated July 1, 2011, by and between Kangaroo Holdings, Inc. and Elizabeth A. Smith

Exhibit Number	Description of Exhibits

10.42*	Form of Option Agreement for Options under the Kangaroo Holdings, Inc. 2007 Equity Incentive Plan

10.43**	Form of Option Agreement for Options under the Bloomin’ Brands, Inc. 2012 Incentive Award Plan

10.44*	Retention Bonus Agreement, dated November 2, 2009, between Kangaroo Holdings, Inc. and Elizabeth A. Smith

10.45*	Bonus Agreement, dated December 31, 2009, between Kangaroo Holdings, Inc. and Elizabeth A. Smith

10.46*	OSI Restaurant Partners, LLC HCE Deferred Compensation Plan effective October 1, 2007

10.47*	Split Dollar Agreement dated August 12, 2008, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Dirk A. Montgomery, Trustee of the Dirk A. Montgomery Revocable Trust dated April 12, 2001

10.48*	Split Dollar Agreement dated August 12, 2008 and effective March 30, 2006, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Joseph J. Kadow

10.49*	Split Dollar Agreement dated August 19, 2008 and effective August 2005, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Richard Danker, Trustee of Robert D. Basham Irrevocable Trust Agreement of 1999 dated December 20, 1999

10.50*	Split Dollar Agreement dated December 18, 2008 and effective August 18, 2005, by and between OSI Restaurant Partners, LLC (formerly known as Outback Steakhouse, Inc.) and Shamrock PTC, LLC, Trustee of the Chris Sullivan 2008 Insurance Trust dated July 17, 2008 and William T. Sullivan, Trustee of the Chris Sullivan Non-exempt Irrevocable Trust dated January 5, 2000 and the Chris Sullivan Exempt Irrevocable Trust dated January 5, 2000

10.51	Lease, dated June 14, 2007, between OS Southern, LLC and Selmon’s/Florida-I, Limited Partnership (predecessor to MVP LRS, LLC)

10.52	Lease, dated June 14, 2007, between OS Southern, LLC and Selmon’s/Florida-I, Limited Partnership (predecessor to MVP LRS, LLC), as amended May 27, 2010

10.53	Officer Employment Agreement, made and entered into effective May 7, 2012, by and among David Deno and OSI Restaurant Partners, LLC

10.54	Management Agreement, dated June 14, 2007, by and among Kangaroo Management Company I, LLC, Kangaroo Holdings, Inc. and the subsidiaries of Kangaroo Holdings, Inc. set forth on the signature page thereto, as amended May 10, 2012

10.55	Amendment to Bonus Agreements, dated May 10, 2012, by and between Elizabeth A. Smith and Bloomin’ Brands, Inc.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young Terco

23.3**	Consent of Baker & Hostetler LLP (included in the opinion to be filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (included on signature page)

*	Previously filed
**	To be filed by amendment
[1]	Portions of Exhibits 10.10 and 10.26 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.